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Index to Central European Media Enterprises Ltd. Audited Financial Statements for the Fiscal Years ended December 31, 2004 and 2003
Index to Slovenska Televizna Spolocnost, s.r.o. audited financial statements for the fiscal years ended December 31, 2004 and 2003

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-123822

Prospectus

4,700,000 Shares

Class A Common Stock

This is an offering of 4,700,000 shares of Class A Common Stock of Central European Media Enterprises Ltd.

Our Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise provided in our Bye-laws or as required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes.

Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CETV". The last reported sale price of our Class A Common Stock on April 27, 2005 was US$ 46.29.

See "Risk Factors" beginning on page 17 to read about factors you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Offering price	$44.910	$211,077,000
Underwriting discounts and commissions	$2.021	$9,498,700
Proceeds to Company, before expenses	$42.889	$201,578,300

To the extent the underwriters sell more than 4,700,000 shares of Class A Common Stock, the underwriters have an option for a period of 30 days to purchase up to an additional 705,000 shares of Class A Common Stock at the public offering price less the underwriting discount.

We expect that delivery of the shares will be made to investors on or about May 5, 2005.

JPMorgan	Lehman Brothers	ING
ThinkEquity Partners LLC

April 28, 2005

[Graphic showing maps of Poland, Belarus, Czech Republic, Slovenia, Croatia, Ukraine and Romania, Moldova, Hungary, Bosnia and Herzegovina, Yugoslavia, Bulgaria, Macedonia and Greece, with the Czech Republic, Slovak Republic, Slovenia, Croatia, Ukraine and Romania highlighted in dark blue. CME logo appears below and to the left of maps, with the caption "Celebrating 10 years in Eastern Europe". Above and below the maps are screen shots taken from CME affiliate channels]

Where you can find more information
Incorporation of certain documents by reference
Forward-looking statements
Summary
The offering
Summary historical and pro forma financial information
Risk factors
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selected consolidated financial data
Unaudited condensed pro forma consolidated financial information
Management's discussion and analysis
Business
Legal proceedings
Principal security holders
Directors and executive officers
Description of capital stock
Material Bermuda and United States federal income tax considerations
Underwriting
Legal matters
Controls and procedures
Experts
Index to Central European Media Enterprises Ltd. consolidated financial statements
Report of independent registered public accounting firm
Index to Slovenska televizna spolocnost, s.r.o. audited financial statements
Report of independent registered public accounting firm
Table of contents to TV Nova combined financial statements
Independent auditor's report

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

i

Unless the context otherwise indicates, the terms "CME", "we", "us", and "our" refer to Central European Media Enterprises Ltd. and our subsidiaries and affiliates. The term "EU" refers to the European Union. The term "the TV Nova Acquisition" refers to the acquisition by us of an ownership interest in the TV Nova Group held by PPF (Cyprus) Ltd. pursuant to an agreement dated December 13, 2004 as described below under "Summary—The acquisition." The term "the TV Nova Group" refers to the group of companies that own and operate the TV Nova channel, including Ceska Produkcni 2000 a.s. (which we also refer to as CP 2000), Mag Media 99 a.s., Vilja a.s. and CET 21 s.r.o. The term "the Krsak Agreement" refers to the Agreement on Settlement of Disputes and Transfer of Ownership Interest dated February 24, 2005, between Peter Krsak and CME Media Enterprises B.V. The term "the PPF Call" refers to our right to purchase the remaining ownership interest in the TV Nova Group held by PPF that is exercisable at any time after the closing date of the TV Nova Acquisition as described below under "Summary—The acquisition."

Unless otherwise noted, all statistical and financial information presented in this report has been converted into U.S. dollars using the following exchange rates: 5.64 HRK/US$; 29,067 ROL/US$; 176.24 SIT/US$; 28.50 Sk/US$; 5.31 Hrn/US$; 0.74 euro/US$; 0.52 GBP/US$ and 22.33 CZK/US$. All references to 'US$' or 'dollars' are to U.S. dollars, all references to 'HRK' are to Croatian kuna, all references to 'ROL' are to Romanian lei, all references to 'SIT' are to Slovenian tolars, all references to 'Sk' are to Slovak korunas, all references to 'Hrn' are to Ukrainian hryvna, all references to 'euro' are to the European Union Euro, all references to 'GBP' are to British Pounds and all references to 'CZK' are to Czech korunas.

ii

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and post copies of such filings on our website at http://www.cetv-net.com. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

Incorporation of certain documents by reference

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

  (1)
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by our Form 10-K/A filed April 1, 2005;

  (2)
  Current Report on Form 8-K filed March 16, 2005;

  (3)
  Current Report on Form 8-K filed March 24, 2005;

  (4)
  Current Report on Form 8-K filed April 8, 2005;

  (5)
  Current Report on Form 8-K filed on April 15, 2005 (First Quarter 2005 Estimated Results in Item 7.01 only);

  (6)
  Current Report on Form 8-K filed on April 25, 2005; and

  (7)
  Current Report on Form 8-K filed on April 27, 2005.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our offices at the following address:

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
Clarendon House
2 Church Street, Hamilton
HM CX Bermuda
(441) 296-1431

Forward-looking statements

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus contain forward-looking statements, including statements regarding:

  •
  the purchase price and the expected dates of completion of the acquisitions of the TV Nova Group and the minority interest of Peter Krsak;

  •
  the exercise price of our call option in connection with the acquisition of the TV Nova Group;

  •
  the expected impact of the acquisition of the TV Nova Group on our financial results;

  •
  our ability to complete the acquisition of the TV Nova Group and the acquisition of the minority interest of Mr. Krsak;

  •
  our expected results of operations for the first quarter of 2005 and for the full year;

  •
  our ability to integrate the TV Nova Group into our operations;

  •
  the effect of our additional investment in Croatia;

  •
  the future economic conditions in our markets;

  •
  future investments in television broadcast operations and the financing thereof;

  •
  the growth potential of advertising spending in our markets; and

  •
  business strategies and commitments.

You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or comparable words. For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted accurately or are otherwise beyond our control and some of which might not even be anticipated. Future events and actual results, affecting our strategic plan as well as our financial position, results of operations and cash flows, could differ materially from those described in or contemplated by the forward-looking statements. Important factors that contribute to such risks include, but are not limited to:

  •
  general economic conditions;

  •
  the importance of television as an advertising medium;

  •
  the continued profitability of our operations in light of our history of operating losses;

  •
  the fact that our broadcasting licenses may not be renewed and may be subject to revocation;

  •
  the fact that our cash flow and capital resources may not be sufficient for future debt service obligations following the TV Nova Acquisition;

  •
  the failure of the Czech commercial courts to register our expected ownership interest in the TV Nova Group;

  •
  the fact that our related party transactions may involve risks of conflicts of interest and delayed payments resulting in the conclusion of transactions on less favorable terms than could be obtained in arms length transactions and the risk of a negative impact on cash flow;

  •
  significant changes in technology adversely affecting our business;

  •
  volatility of the price of our Class A Common Stock as the result of market conditions or future issuances of our Class A Common Stock; and

  •
  the other factors discussed under "Risk Factors" below.

Summary

This summary highlights certain information about us and the offering of our shares of Class A Common Stock. It does not contain all information that may be relevant in making your investment decision. You should read the following summary in conjunction with the more detailed information contained elsewhere in this prospectus including the "Risk Factors" section, the financial statements and the related notes.

Business

We have over 11 years of experience owning and operating the leading commercial television stations in Central and Eastern Europe. Following the acquisition of the TV Nova Group, the leading commercial television broadcaster in the Czech Republic, we will own and operate nine television channels in six Central and Eastern European countries: the Czech and Slovak Republics, Slovenia, Croatia, Romania and Ukraine (the first three of which are members of the EU and the next two of which are expected to accede to the EU after 2007). We will broadcast to approximately 90 million people in markets with an estimated combined television advertising spend of approximately US$ 800 million in 2004.

Our stations are ranked number one or two in terms of both television advertising market share and audience share in our core markets: Romania, the Slovak Republic, Slovenia and Ukraine, and in our proposed newest market, the Czech Republic. Our financial results reflect our strong position in our core markets. From 2001 through 2004, without giving effect to the TV Nova Acquisition and the acquisition of our Croatian operations in 2004, our combined segment net revenues and combined segment EBITDA grew at a compound annual growth rate of 26% and 66%, respectively.(1) After giving effect to the TV Nova Acquisition and the financing thereof, our 2004 pro forma net revenues would have been US$ 390.1 million, our 2004 pro forma operating income would have been US$ 105.6 million, our pro forma depreciation and amortization expense would have been US$ 19.6 million and our pro forma net income would have been US$ 28.4 million.

The markets in which we operate have experienced and, we expect, will continue to experience strong growth in gross domestic product, television advertising, and consumer spending. We believe that positive economic developments in these countries coupled with our ability to continue to convert growth in television advertising markets into revenues by delivering audiences with desirable demographics to our advertising clients has been and will continue to be a key driver of our growth. We generate advertising revenues from a high quality customer base comprised, to a large extent, of blue chip multi-national companies and, more recently, an increasing number of local advertisers. The top ten advertisers in each of our markets contribute between 23% and 35% of our annual revenues in such countries.

(1) Croatia had a negative 2% contribution to 2004 segment EBITDA. For a reconciliation of combined segment EBITDA to US GAAP and a reconciliation of combined segment net revenues to US GAAP, see Note 20 to our consolidated financial statements, included in this prospectus.

The chart below shows net revenues for 2004 for each of our consolidated operations, on a pro-forma basis giving effect to the TV Nova Acquisition:

  2004 pro forma consolidated net revenues(1)

(1) Pro forma consolidated net revenues exclude the Slovak Republic as it is accounted for as an equity interest.
The percentage contributions of these markets have been rounded to the nearest whole number.

In all markets in which we operate other than Croatia, we conduct our television broadcasting activities in cooperation with our local partners. In the Slovak Republic, Slovenia, Romania and Ukraine, our local partners have economic interests in our respective local operations and participate in their management. Our local management teams have a high degree of commercial autonomy in managing the day to day operations of our channels, including making decisions relating to advertising sales and programming. Our office in London provides our group with experience and know-how in management of television broadcasting operations as well as support in financial reporting, planning and analysis.

Industry trends

The television advertising markets in which we operate have in recent years been driven by several positive factors, including the following:

  •
  GDP growth: According to the Economist Intelligence Unit, the estimated average real GDP growth in the countries in which we operate was 6.4% in 2004 compared to 2.1% in the European Union and 3.4% in the United States.

  •
  Increase in advertising: As a result of multi-national companies building market positions in Central and Eastern Europe, our markets have experienced significant growth in total advertising spend. We estimate the average television advertising spend as a percentage of GDP for 2004 in the countries in which we operate was approximately 0.4%, compared to an average of approximately 0.8% in Western European countries including Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom. We estimate that the television advertising spend in the countries in which we operate has increased by 66% over the past three years.

  •
  High ratios of television advertising as a percentage of total advertising: Television is the dominant advertising medium in Central and Eastern Europe, accounting for an average of 61% of the total advertising spend in the countries in which we operate.

Competitive strengths

We believe that we enjoy a strong competitive position in the television advertising markets in the countries in which we operate for the following reasons:

Established leading market position

We attract and maintain audiences with demographics sought by advertisers and we turn this audience share into television advertising market share. We are ranked first or second in terms of national all day audience share in our core markets of Romania, the Slovak Republic, Slovenia and Ukraine; and, following the TV Nova Acquisition, we will be ranked first in the Czech Republic in terms of national all day audience share. Our ability to convert audience share into substantially higher advertising share is based on high audience share, strong demographics and effective management of sales of advertising time. We believe that in our core markets the proportion of the television advertising market share we attract is at least 1.8 times greater than our audience share.

High barriers to entry

We believe there is a low likelihood of new terrestrial television broadcasting channels being launched in the markets in which we operate and any new entrants to these markets will face significant barriers, primarily due to the following reasons:

  •
  there are no national analogue terrestrial broadcasting frequencies available to new entrants;

  •
  significant financial investment would be required to achieve the critical mass of audience share that we have achieved in our core markets, and which is essential to advertising customers; and

  •
  the relatively underdeveloped cable infrastructure and low penetration of satellite and, to a lesser extent, cable in the markets in which we operate prevents stand-alone cable and satellite-only channels from effectively competing for audience or advertising market share.

Leading producer of local television content

We believe that our success in attracting and maintaining large audiences and translating our audience share into revenues is the result of our programming strategy. We have maintained a long-term policy of investing in programming rights for popular films and series. In addition, we are investing in the production of appealing and innovative local programming. Our stations produce a wide range of programming, including news, talk shows, game shows, dramas and sitcoms. On average, 40% of the schedules of our terrestrial channels consist of locally produced content and we expect that share to increase over time. We believe that our ability to acquire rights to popular foreign programming and to continue to produce successful local programming will enable us to continue to reach large audiences in the markets in which we operate.

Experienced corporate and local management

We believe that the success of our operations to date is largely due to our management at both the corporate and local levels. Our senior management team collectively has over 90 years of experience in either television broadcasting or the media industry generally and has been instrumental in developing and implementing business strategies for our operations. Our local management, who conduct the day to day operations of our television channels, have media backgrounds and provide valuable insights into tastes, developments and demands of their markets.

Our strategy

Our strategic goal is to be the leading commercial television broadcaster in the markets in which we operate. The main elements of our strategy are as follows:

Maintain leading positions in television audience and television advertising market share

We aim to maintain and further strengthen our position as one of the most important providers of advertising space in the markets in which we operate. We intend to continue our strategy of developing and broadcasting a mix of quality local programming and premium foreign programming to deliver audiences to our advertisers that have the size and demographics that are most attractive to our advertisers in our individual markets.

Identify and exploit further expansion of our activities and revenue streams

We intend to continue to identify and develop additional revenue streams in order to enhance our profitability. We believe that commercial networks can increase profitability through the introduction of new thematic channels targeted at specific audiences. We can minimize the cost of launching new channels by leveraging our existing television infrastructure and existing brands. Our extensive programming assets and expanded distribution through such channels would provide our customers with additional advertising opportunities. We also intend to develop alternative revenue streams by adding digital networks in the markets in which we operate when the physical and regulatory infrastructure for digital broadcasting is in place.

Capitalize on the economic growth in our markets

We believe that we are one of the most important providers of advertising space in the markets in which we operate. In these markets, particularly in Romania and Ukraine, we are experiencing higher levels of economic growth and consequently growth in television advertising spend than in more developed markets. We believe that the strong brands of our channels, our leading audience shares and our attractive demographics will continue to support increases in advertising rates and the growth of advertising revenues from our operations as television advertising markets grow. We also intend to benefit from these developments by targeting new advertising clients entering these markets and delivering to them attractive audiences.

Grow through targeted acquisitions and consolidation of existing ownership interests

We also intend to expand our business further through carefully selected acquisitions that would be complementary to our existing business or by increasing our ownership share in our existing operations.

The acquisition

On December 13, 2004, we entered into an agreement (which we refer to as the "Framework Agreement") to acquire a majority interest in the TV Nova Group, which owns and operates the TV Nova channel in the Czech Republic. Pursuant to the Framework Agreement, we are acquiring from PPF 85% of CP 2000 and 85% of Vilja. Vilja owns 52.075% of CET 21, which holds the TV Nova broadcasting license. In addition, we are acquiring the PPF Call, which provides us with a call option on the remaining 15% of PPF's ownership interest in the TV Nova Group. The PPF Call is exercisable at any time after the closing date of the TV Nova Acquisition. PPF also has a corresponding right, exercisable at any time after the first anniversary of the closing date of the TV Nova Acquisition, to put its remaining 15% interest in the TV Nova Group to us.

On February 24, 2005, we entered into the Krsak Agreement with Peter Krsak to acquire his entire minority interest in CET 21. The Krsak Agreement also provides for the withdrawal of all claims filed by Mr. Krsak relating to the TV Nova Group.

As part of the Framework Agreement, small minority interests held by the two other shareholders of CET 21 will, subject to regulatory approval, be transferred to the TV Nova Group.

Upon completion of all of the foregoing transactions, we will own 100% of the TV Nova Group. If we complete the acquisition of 85% of PPF's ownership interest in the TV Nova Group under the Framework Agreement, but none of the other transactions described above is completed, we will hold an interest of 85% in CP 2000 and control through an 85% ownership interest in Vilja, an interest of at least 52% in CET 21. After adjusting for an undistributed minority interest of approximately 29% in CET 21 held by the company itself (which cannot exercise any voting rights in respect of that interest), Vilja has an effective voting interest of approximately 73% in CET 21.

We expect to close the TV Nova Acquisition concurrently with or prior to the completion of this offering and to close the Krsak Agreement by the third quarter of 2005. In the event that we successfully complete the Krsak Agreement by the third quarter of 2005, we expect that we would exercise the PPF Call by the fourth quarter of 2005. The aggregate purchase price for the ownership interests in the TV Nova Group we are acquiring through the TV Nova Acquisition and the Krsak Agreement is currently estimated to be approximately US$ 661 million. The purchase price is subject to adjustments for changes in working capital and indebtedness levels of the TV Nova Group between the date of execution of the Framework Agreement and the closing date of the TV Nova Acquisition. The exercise price for the PPF Call is dependent on the adjusted purchase price for the TV Nova Group and is estimated to be approximately US$ 205.6 million, subject to certain adjustments. See "Unaudited condensed pro forma consolidated financial information" and "Business—Operations by country—Czech Republic" for further details.

We expect that the cash portion of the TV Nova Acquisition will be financed by euro 350 million in debt financing and corporate cash balances. We are currently arranging permanent debt financing, although those arrangements have not yet been completed. In addition, PPF will receive 3.5 million unregistered shares of our Class A Common Stock. The unaudited condensed pro forma consolidated financial information shown elsewhere in this prospectus give effect to the TV Nova Acquisition and the related debt financing and equity issuance to PPF. We anticipate we will fund the Krsak Agreement with corporate cash balances.

We intend to apply the proceeds of this offering to pay the exercise price of the PPF Call or the corresponding put option held by PPF.

The offering

Class A common stock offered by us	4,700,000 shares (5,405,000 shares if the underwriters' option is exercised in full)
Common stock outstanding immediately after this offering:
Class A	25,751,400 shares
Class B	7,334,768 shares
Total	33,086,168 shares
Use of proceeds	We estimate that our net proceeds from this offering will be approximately US$ 200 million. We intend to apply these net proceeds to pay the exercise price of the PPF Call (estimated to be US$205.6 million, subject to adjustments), if we choose to exercise this right, or the exercise price of PPF's corresponding put option, which, if exercised, will require us to purchase such ownership interest (estimated to be US$123.3 million, subject to adjustments). If we do not exercise the PPF Call and PPF does not exercise its put option, then the net proceeds of this offering will be used for general corporate purposes. See "Use of Proceeds" below.
Dividend policy	We have never declared or paid dividends on our capital stock. We do not expect to pay any dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.
Voting rights	In general, our shares of Class A Common Stock and Class B Common Stock are substantially identical and vote together as a single class. In additional, each class of stock has the following characteristics:
Class A	One vote per share for all matters on which shareholders are entitled to vote, including the election and removal of directors.
Class B	10 votes per share for all matters on which the shareholders are entitled to vote, including the election and removal of directors.
Nasdaq listing	Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol CETV.
Risk factors	See "Risk Factors" beginning on page 17 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A Common Stock.

The Common Stock outstanding immediately after the offering is based on 28,386,168 shares outstanding as of March 30, 2005 and excludes:

1,705,017 shares of Common Stock subject to options outstanding as of December 31, 2004, at a weighted average price of $12.89 per share; and

3,500,000 unregistered shares of Class A Common Stock to be issued to PPF under the Framework Agreement.

Except as otherwise stated, the information in this prospectus does not take into account the exercise of the underwriters' option to purchase additional shares in the event the underwriters sell more than 4,700,000 shares.

Summary historical and pro forma financial information

You should read the following financial information together with the information under "Management's discussion and analysis of financial condition and results of operations," and with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

The following tables set forth our selected consolidated financial data for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000. We have derived the consolidated statements of operations information for the years ended December 31, 2004, 2003 and 2002 and the balance sheet information as of December 31, 2004 and December 31, 2003 from the consolidated audited financial statements included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial information for the twelve months ended December 31, 2004 has been derived from our unaudited condensed pro forma consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial information is for informational purposes only, and does not purport to present what our results of operations and financial condition would have been had these transactions actually occurred on the date specified, nor does it project our results of operations for any future period or our financial condition at any future date.

We are currently arranging permanent debt financing in place of the bridge facility. See "Unaudited condensed pro forma consolidated financial information."

						(Unaudited) Pro Forma for the year ended December 31, 2004
	For the years ended December 31,
(US$ 000's, except per share data)	2004	2003(1)	2002(1)	2001(1)	2000(1)

Operating data:
Net Revenues	$182,339	$124,978	$99,143	$84,116	$79,462	$390,139
Total station operating costs and expenses	112,071	82,631	67,607	61,361	77,122	209,696
Station selling, general and administrative expenses	22,112	14,245	14,256	21,511	17,005	37,264
Corporate operating costs (including non-cash stock based compensation)	29,185	32,512	15,814	7,812	8,262	29,185
Amortization of intangibles	231	-	-	1,747	1,670	8,430

Operating income/(loss)	18,740	(4,410)	1,466	(8,315)	(24,597)	105,564
Interest income	4,318	5,507	1,841	2,283	-	4,037
Interest expense	(1,203)	(12,010)	(17,453)	(18,436)	(17,754)	(45,853)
Foreign currency exchange gain/ (loss), net	(574)	(10,023)	(10,247)	1,677	(2,176)	(1,135)
Other income/(expense)	(698)	(2,458)	1,738	(3,682)	(391)	(34)
Change in the fair value of derivative	-	-	1,108	(1,576)	-	-
Loss on write down of investment	-	-	(2,685)	-	-	-
Gain on sale of investment	-	-	-	-	17,186	-
Gain on sale of subsidiary(2)	-	-	-	1,802	-	-

Income/(loss) before provision for income taxes, minority interest, equity in income/(loss) of unconsolidated affiliates and discontinued operations	20,583	(23,394)	(24,232)	(26,247)	(27,732)	62,579
Provision for income taxes	(11,089)	(3,760)	(3,746)	(2,213)	(88)	(25,424)

Income/(loss) before minority interest, equity in income/(loss) of unconsolidated affiliates and discontinued operations	9,494	(27,154)	(27,978)	(28,460)	(27,820)	37,155
Minority interest in (income)/loss of consolidated subsidiaries	(4,106)	(676)	(576)	2,138	(107)	(19,375)
Equity in income/(loss) of unconsolidated affiliates	10,619	3,629	3,448	1,082	(1,691)	10,619

Net income/(loss) from continuing operations	16,007	(24,201)	(25,106)	(25,240)	(29,618)	28,399

Discontinued operations(3):
Pre-tax income/(loss) from discontinued operations (Czech Republic)	146	384,213	11,922	413	(7,880)
Tax benefit/(charge) on disposal of discontinued operations (Czech Republic)	2,378	(14,000)	(1,000)	-	-
Pre-tax income from discontinued operations (Hungary)	-	-	-	2,716	-

Income/(loss) on discontinued operations	2,524	370,213	10,922	3,129	(7,880)

Net income/(loss)	$18,531	$346,012	$(14,184)	$(22,111)	$(37,498)

Other data
Non-cash stock based compensation	10,102	13,209	3,754	-	-	10,102
Depreciation of fixed assets and other intangibles	6,779	5,362	7,084	9,785	22,643	11,153

Per share data:(4)
Net income/(loss) per common share from:
Continuing operations—basic	$0.57	$(0.91)	$(0.95)	$(0.95)	$(1.12)	$0.91
Continuing operations—diluted	0.55	(0.91)	(0.95)	(0.95)	(1.12)	0.87
Discontinued operations—basic (as restated)(5)	0.09	13.97	0.41	0.12	(0.30)	-
Discontinued operations—diluted (as restated)(5)	0.09	13.97	0.41	0.12	(0.30)	-
Net income/(loss)—basic (as restated)(5)	0.66	13.06	(0.54)	(0.84)	(1.42)	-
Net income/(loss)—diluted (as restated)(5)	$0.64	$13.06	$(0.54)	$(0.84)	$(1.42)	$-
Weighted average common shares used in computing per share amounts (000s)
Basic (as restated)(5)	27,871	26,492	26,451	26,449	26,440	31,371
Diluted (as restated)(5)	29,100	26,492	26,451	26,449	26,440	32,600
Balance sheet data:
Current assets	$265,049	$266,891	$109,558	$81,024	$97,777	$333,247
Non-current assets	179,590	101,861	74,464	75,114	98,406	833,955

Total Assets	444,639	368,752	184,022	156,138	196,183	1,167,202

Current liabilities	109,745	71,116	77,156	79,619	86,337	618,078
Non-current liabilities	23,826	24,112	202,742	165,315	175,724	117,173

Total Liabilities	133,571	95,228	279,898	244,934	262,061	735,251

Shareholders' Equity/(Deficit)	$311,068	$273,524	$(95,876)	$(88,796)	$(65,878)	$431,951

(1)   Restated to reflect the adoption of FIN 46 (R).

(2)   On November 22, 2001 we sold our 70% interest in Video Vision International Srl and a gain of US$ 1.8 million has been recognized.

(3)   In 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million. In 2000 we sold substantially all of our Hungarian operations to SBS. Our financial statements present the operations of the Czech Republic and Hungary as discontinued operations for all periods.

(4)   All per share data has been adjusted for the two-for-one stock splits which occurred on January 10, 2003 and November 5, 2003.

(5)   For further information, see Note 24, "Earnings Per Share" to our consolidated financial statements.

Risk factors

This prospectus contains forward-looking statements that involve risks and uncertainties. See "Forward-looking Statements" above. Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. You should carefully consider the following risks in addition to the other information contained in this prospectus and the documents to which we have referred you, before deciding to invest in shares of our Class A Common Stock.

Risks relating to our business and operations

Our operating results are dependent on general economic conditions

The results of our operations rely heavily on advertising revenue, and demand for advertising is affected by prevailing general economic conditions. Adverse economic conditions generally and downturns in the economies of our operating countries specifically are likely to negatively impact the advertising industries in those countries and, consequently, the results of our operations. Declines in the level of business activity of our advertising customers may have a material adverse effect in the future on our revenues and results of operations. Although recently there has been growth in the economies of our operating countries, there can be no assurance that this trend will continue or that any such improvement in general economic conditions will generate increased advertising revenue for our group. Global and local downturns in the general economic environment may cause our customers to reduce the amounts they spend on advertising, which could result in a decrease in demand for our advertising airtime. This would adversely affect our business, financial condition, results of operations and cash flow.

Our operating results are dependent on the importance of television as an advertising medium

We generate almost all of our revenues from the sale of advertising airtime on television channels in our markets. In the advertising market, television competes with various other advertising media, such as print, radio, the internet and outdoor advertising. In all of the countries in which we operate, television constitutes the single largest component of all advertising spending. There can be no assurances that the television advertising market will maintain its current position among advertising media or that changes in the regulatory environment will not favor other advertising media or other television broadcasters. Increases in competition among advertising media arising from the development of new forms of advertising media could have an adverse effect on our maintaining and developing our advertising revenues and, as a result, on our results of operations and cash flows.

Our advertising revenues depend on our stations' technical reach, the pricing of advertising time, television viewing levels, changes in audience preferences, shifts in population and other demographics, technological developments relating to media and broadcasting, competition from other broadcasters and other media operators, and seasonal trends in the advertising market in the countries in which we operate. There can be no assurance that we will be able to continue to respond successfully to such developments. Any decline in the appeal of television generally or of our channels specifically, whether as a result of the growth in popularity of other forms of media or a decline in the attractiveness of television as an advertising medium, could have a material adverse effect on our results of operations and cash flows.

We have a history of net operating losses and our operations may not be profitable in the future

The year ended December 31, 2004 is the first year since we have commenced our operations in which we have recorded net income from continuing operations. As of December 31, 2004, we had an accumulated deficit of US$ 87.5 million, compared to US$ 106.0 million in 2003.

Our ability to continue to generate operating profits and net income in the future will depend on a number of factors, including our ability to generate advertising revenues, which is affected by our ability to attract and maintain audiences, to develop additional revenue streams and to control costs in all areas of our operations. Although we intend to continue to invest in the acquisition of new channels and the further development of thematic channels, we cannot assure you that such investments will be successful or that we will not incur significant losses in the future.

Our ability to generate operating profits and net income from our operations is also affected by a number of external factors over which we have no control, such as the level of economic growth, general economic conditions and consumer and advertising spending in our markets.

Our broadcasting licenses may not be renewed and may be subject to revocation

We require broadcasting and, in some cases, distribution licenses as well as other authorizations from national regulatory authorities in our markets in order to conduct our broadcasting business. Our current broadcasting licenses expire at various times in the period between 2005 and 2014. The broadcasting license for the TV NOVA channel expires in 2017. We cannot guarantee that our current licenses, the TV NOVA license or other authorizations will be renewed or that they will not be subject to revocation. The failure to comply in all material respects with the terms of existing broadcasting licenses or other applicable authorizations may result in such licenses or other authorizations not being renewed or otherwise terminated. Furthermore, no assurances can be given that new licenses will be issued on the same terms as existing licenses or that further restrictions or conditions will not be imposed in the future. Any non-renewal or termination of broadcasting licenses or other authorizations or material modification of the terms of any renewed licenses may have a material adverse effect on our operations.

Our operations are in markets where there is a risk of economic uncertainty, unfair treatment and loss of business

Our operations are located in Central and Eastern Europe. Countries in these regions have economic, legal and tax systems, standards of corporate governance and business practices that continue to develop. Government policies could be altered significantly, especially in the event of a change in leadership, and the occurrence of social or political disruption or unforeseen circumstances affecting economic, political or social life is a greater risk than in Western European economies. Legal and regulatory systems could be subject to political pressures. Investors in these markets should be aware that such markets present different risks from those posed by investments in developed markets, including potential instability, legal and economic risks, potential political influence on the media, inconsistent application of tax and legal regulations, and other general business risks. In addition, we operate in a number of markets with local shareholders which presents a potential risk of unfair treatment of us by local regulators or before the local courts in the event of disputes with our local shareholders. If such a dispute occurs, those regulators or those courts might favor our local shareholders' interests over our interests. Ultimately this could lead to loss of our business operations, as occurred in the Czech Republic in 1999.

We are subject to risks relating to fluctuations in exchange rates

Our reporting currency is the US dollar but a significant portion of our consolidated revenues and costs are in other currencies, including programming rights expenses and interest on debt. Furthermore, while our functional currency in Romania and Ukraine is currently the US dollar, in the event Romania accedes to the EU, our functional currency for Romania is likely to become the euro. In addition, the indebtedness incurred in respect of the TV Nova Acquisition may be denominated in a currency other than the US dollar. Changes in exchange rates may have an adverse effect on our reported results of operations and financial condition.

Our holding company structure may limit our access to cash flow

Central European Media Enterprises Ltd. is a holding company and we conduct our operations through certain subsidiaries and affiliates. The primary internal source of our cash to fund our operating expenses as well as service our existing and future debt depends on repayments of intercompany debt by our subsidiaries to us and distribution of earnings of our operating subsidiaries and earnings generated on our equity interest in certain of our affiliates and distributions of such earnings to us. Substantially all of our assets consist of shares in and loans to our subsidiaries. We currently rely on the repayment of inter-company indebtedness and the declaration of dividends to receive distributions of cash from our operating subsidiaries and affiliates. The distribution of dividends is generally subject to restrictions imposed by local law, including minimum reserves funding requirements, and, in certain instances, the approval of our partners. If any of our operating subsidiaries or affiliates were prevented from distributing such portion of reserves to us to which we are entitled, we may be unable to meet our operating expenses and debt service requirements which would have a material adverse effect on our results of operations.

Our increased debt service obligations following the TV Nova Acquisition may adversely affect our business

Following the consummation of the TV Nova Acquisition, our leverage will be significantly increased, we will have significant debt service obligations and the terms of the debt instruments will restrict the manner in which our business is conducted. We anticipate that our high leverage will continue for the foreseeable future. Our high leverage could have important consequences to our business and results of operations, including but not limited to the following:

  •
  We may become more vulnerable to economic downturns;

  •
  We may find it difficult to obtain additional financing to fund future working capital, capital expenditures, business opportunities and other corporate requirements;

  •
  We may have a higher level of debt than certain of our competitors, which may put us at a competitive disadvantage;

  •
  A substantial portion of our cash flow from operations will have to be dedicated to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund our operations, capital expenditures or other corporate purposes; and

  •
  Our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate will be limited.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations and would therefore have potentially harmful consequences for the development of our business and strategic plan.

Our cash flow and capital resources may be insufficient for future debt service obligations following the TV Nova Acquisition

Our ability to make debt service payments under any debt financing undertaken in connection with the TV Nova Acquisition depends on our future operating performance and our ability to generate sufficient cash, which in turn depends in part on factors that are not within our control, including general economic, financial, competitive, market, legislative, regulatory and other factors. If our cash flow and capital resources are insufficient to fund our debt service obligations, we would face substantial liquidity problems and we may be obliged to reduce or delay capital or other material expenditures at our stations, restructure our debt, obtain additional debt or equity capital (if available on acceptable terms), or dispose of material assets or businesses to meet our debt service and other obligations. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all.

Our related party transactions may involve risks of conflicts of interest and delayed payments resulting in the conclusion of transactions on less favorable terms than could be obtained in arms length transactions and the risk of a negative impact on cash flow

In Romania, the Slovak Republic and Ukraine, the local shareholders of our television operating companies are individuals with other business interests in those countries, including interests in media related companies. In Romania and Slovenia our general directors are also shareholders in our companies. Our local operating companies enter into transactions with parties related to our local shareholders and general directors, including barter transactions. Some or all of these transactions may present conflicts of interest that may in turn result in the conclusion of transactions on terms that are not arms length. In the past we have entered into significant transactions with certain of our related parties which were not concluded on an arms length basis. We also depend on contracts with related parties for the supply of certain services, including programming. In addition, some related party receivables have been collected more slowly than unrelated third party receivables which has resulted in slower cash flow to our operating companies to the detriment of our shareholders. It is likely that our subsidiaries will continue to enter into related party transactions in the future. As a result, there is a continuing risk that related party transactions will have a negative impact on cash flows.

We may not be able to prevent our general directors from entering into transactions that are outside their authority and are not in the best interests of shareholders

The general directors of our operating companies have significant management authority on a local level, subject to the overall supervision by the board of directors of the relevant company.

In the past, our internal controls have detected transactions that have been concluded by a general director acting outside his authority. If, however, a related party relationship remains undisclosed to us, internal controls may be unable to prevent a general director from acting outside his authority. There is therefore a risk that, despite the implementation of our internal controls, a general director may act outside his authority and that our operating companies will enter into transactions that are not duly authorized. Unauthorized transactions may not be in the best interests of our shareholders and may have an adverse impact on our results of operations.

Our principal shareholder exercises significant control over us, which may impede change of control transactions.

Our officers and directors, and certain of their affiliates and employees, collectively own beneficially approximately 26.5% of our outstanding capital stock and 72.0% of our voting power. Ronald S. Lauder owns beneficially approximately 24.5% of our outstanding capital stock and 71.9% of our voting power, except where a separate class vote is required by Bermuda law. Mr. Lauder has the ability to control the election of our Board of Directors and thus our direction and future operations without the supporting vote of any other shareholder, including decisions regarding acquisitions and other business opportunities (except with respect to a "going private" transaction between us and Mr. Lauder), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. This concentration of ownership may have the effect of delaying, deferring or preventing a change of control, a transaction which might otherwise be beneficial to shareholders.

We do not have management control of our affiliates in the Slovak Republic or in Ukraine

We own certain of our operations through subsidiaries and affiliates jointly with various strategic partners. We have management control over the subsidiaries in which we have a majority interest. In the Slovak Republic and Ukraine, however, our ownership interests are insufficient to allow us to assert management control and affirmatively direct the operations, strategies and financial decisions of certain of our affiliates in those countries. Without the consent of our partners in Ukraine and in Slovakia, we may be unable to cause these companies to distribute funds, to implement strategies or to make programming decisions that we might favor.

We may require additional external sources of capital, which may not be available on acceptable terms

The acquisition, ownership and operation of television broadcasting operations requires substantial capital investment. Our total capital requirements are based on our estimates of future operating results, which are based on a variety of assumptions that may prove to be inaccurate. If our assumptions prove to be inaccurate, if our assumptions or plans change, or if our costs increase due to unanticipated competitive pressures or other unanticipated developments, we may need to obtain additional financing. Sources of financing may include public or private debt or equity financings, proceeds from the sale of assets or other financing arrangements. Any additional equity or equity-linked financings may dilute the economic interest of the holders of our Common Stock. In addition, it is not possible to ensure that such financings will be available within the limitations on the incurrence of additional indebtedness contained in the indenture relating to the debt financing incurred in connection with the TV Nova Acquisition. Furthermore, such financings may not be available on acceptable terms or we may be prohibited from obtaining such financings as a result of restrictions associated with our indebtedness.

Our business is subject to significant changes in technology that could adversely affect our business

The television broadcasting industry may be affected by rapid changes in technology. The implementation of new technologies and the introduction of broadcasting distribution systems other than analogue terrestrial broadcasting, such as digital broadcasting, cable and satellite distribution systems, could adversely affect our business. Television broadcasting markets may face further competition from, and could be required to expend substantial financial and managerial resources on, the implementation of new broadcasting technologies. Countries in which we operate have plans to migrate from analogue terrestrial broadcasting to digital terrestrial broadcasting. Each country has independent plans with differing time frames and regulatory regimes. The specific timing in any country is not fully known and we cannot predict the effect of such migration on our existing operations or predict our ability to receive any additional rights to broadcast if such additional rights should be required under any relevant regulatory regime. If such developments occur earlier than we expect, we may be required to commit substantial financial and other resources to the implementation of new technologies. We may be required to make substantial additional capital investment in order to implement digital terrestrial broadcasting and the use of alternative distribution systems may require us to acquire additional distribution and content rights. In light of our increased leverage position following the TV Nova Acquisition we may not have, or may not have access to, resources sufficient to make such investments.

Enforcement of civil liabilities and judgments may be difficult

Central European Media Enterprises Ltd. is a Bermuda company, and substantially all of its assets and all of its operations are located, and all of its revenues are derived, outside the United States of America. In addition, certain of our directors and officers are non-residents of the United States of America, and all or a substantial portion of their assets are or may be located outside the United States of America. As a result, investors may be unable to effect service of process within the United States of America upon such persons or us or to enforce against them or us judgments obtained in the United States of America courts, including judgments predicated upon the civil liability provisions of the United States of America federal and state securities laws. There is uncertainty as to whether the courts of Bermuda and other countries in which we operate would enforce (i) judgments of United States of America courts obtained against us or such persons predicated upon the civil liability provisions of the United States of America federal and state securities laws or (ii) in original actions brought in such countries, as applicable, liabilities against us or such persons predicated upon the United States of America federal and state securities laws. See "Description of capital stock—Differences in corporate law".

Risks Relating to the TV Nova Acquisition and the Krsak Agreement

The ownership interest of Vilja in CET 21, the holder of the TV NOVA broadcasting license, has not yet been formally registered with the Commercial Registry of the Czech Republic and therefore may be susceptible to additional challenges and further litigation.

In the Framework Agreement, we have agreed to acquire an 85% ownership interest in Vilja, which owns 52.075% of CET 21, the company holding the broadcasting license for the TV NOVA channel. Under Czech law, title to shares in a Czech company can be transferred by means of an effective transfer agreement. Registration of such transfer of ownership in the Commercial Register maintained by the City Court in Prague is an administrative requirement that establishes ownership to third parties. Because of disputes over the changes in ownership of CET 21, including the pending litigation with Mr. Krsak described below, various transfers of ownership occurring since 1999, including the transfer whereby Vilja acquired its 52.075% interest in CET 21, have not yet been registered in the Commercial Register. Although the terms of the Krsak Agreement require the plaintiff Mr. Krsak to terminate the last significant group of ownership disputes, this agreement has not yet closed and is subject to various conditions and contingencies. Moreover, uncertainty about the applicability of a recent judicial decision regarding transfers of ownership interests in broadcast license entities, may create some doubt about the enforceability of this agreement. Accordingly, no assurances can be given that this agreement will be completed and, until those disputes with Mr. Krsak are terminated or otherwise resolved, registration of Vilja's ownership will not occur. Until Vilja's ownership interest is registered, it will be susceptible to additional challenges and further litigation. We can give no assurances that registration will be made in a timely manner or at all.

We may be unable to resolve pending litigation with Mr. Krsak successfully and to acquire his interest in CET 21.

As discussed above, Mr. Krsak, a shareholder in CET 21, has initiated litigation regarding the changes in the ownership and the management of CET 21, and the settlement of that litigation is the subject of the Krsak Agreement. This agreement is subject to a number of conditions, including the withdrawal of all claims by Mr. Krsak relating to the TV Nova business. Accordingly, no assurances can be given that this agreement will be completed. In the event that agreement was not completed and Mr. Krsak pursues this litigation and prevails, he may be able to increase his ownership interest in CET 21 to approximately 42%. If Mr. Krsak were to become a 42% shareholder, he would have the right to veto amendments to the memorandum of association, changes to the capital structure and decisions regarding merger and liquidation, despite our expected ownership interest of at least 52.075%.

In addition, the TV Nova combined financial statements have shown CET 21 as a combined subsidiary based on Vilja's controlling 73% of CET 21. See "TV Nova Combined Financial Statements" for more details. In the event the Krsak Agreement was not completed and, as a consequence of the resolution of certain of Mr. Krsak's legal claims in his favor, Mr. Krsak were able to increase his ownership interest in CET 21 above 16.67%, then material changes would be required to the basis of consolidation of the TV Nova combined financial statements, to our purchase price allocations and to the unaudited condensed pro forma consolidated financial information in this prospectus. Such changes could result in CET 21 being presented in the TV Nova combined financial statements as a combined subsidiary based on Vilja's controlling 52% of CET 21.

Sanctions by the Czech Republic Media Council against CET 21 may result in its broadcasting license being revoked

The Czech Broadcasting Act 2001 grants the Czech Republic Media Council the authority to sanction broadcasters for the breach of certain provisions of the Czech Broadcasting Act, including Section 32, which generally relates to the content of programming and its intended audience. In the event of certain breaches of this section of the Czech Broadcasting Act, the Czech Republic Media Council may assess a fine of up to CZK 10 million (US$0.4 million). In addition, the Czech Republic Media Council has the authority to revoke broadcasting licenses for violations of certain subsections of Section 32 if (i) such violations are committed in a particularly gross manner and (ii) if monetary penalties are repeatedly imposed. Under the Czech Broadcasting Act, a breach is deemed to have been repeated if a monetary penalty was imposed more than once during two consecutive calendar years. This law does not define "particularly gross."

In April 2004, the Czech Republic Media Council concluded that a broadcast on TV NOVA constituted a breach of one such subsection of Section 32 and fined CET 21 in the amount of CZK 1 million (US$0.04 million). In May 2004, CET 21 filed an action in the City Court in Prague seeking to overturn the decision. To date no hearing has been scheduled. In the event that (1) there is a final determination that the April 2004 broadcast constituted the breach of Section 32 as alleged by the Czech Republic Media Council and that such breach should be sanctioned with a fine, (2) the Czech Republic Media Council determines that any future broadcast prior to January 1, 2006 constitutes a breach of the relevant subsection of Section 32 and imposes a fine and (3) the Czech Republic Media Council determines that both such broadcasts constitute "particularly gross" breaches, then the TV NOVA licence may be revoked. In the event we complete the TV Nova Acquisition, the loss of the TV NOVA license would have a material adverse impact on our business, financial condition, results of operations and cash flows and our ability to service our indebtedness.

We may not be able to enforce in a timely manner our indemnification rights under the Framework Agreement

Under the Framework Agreement, PPF and certain of its affiliates have agreed for a limited period of time to indemnify us up to the full amount of the purchase price paid by us under the Framework Agreement for a series of events and circumstances, including the ownership interest of Vilja in CET 21 falling below 52%. If we do not receive an indemnification payment or if such payment is delayed or contested, it could have a material adverse effect on our ability to make any required repayments under the terms of the debt financing for the TV Nova Acquisition.

The acquisition of the TV Nova Group may require significant financial and management resources

We may be unable to adequately integrate the TV Nova Group into our operations. Moreover, the integration of the TV Nova Group may require significant management and financial support and resources from us that would otherwise be available for the ongoing development and improvement of our existing operations and may result in disruption of our ongoing business.

Risks relating to our common shares

The price of our common shares is likely to remain volatile and if our stock price fluctuates after this offering, you could lose a significant part of your investment

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under "Risks Related to our Business and Operations" and including the following:

  •
  general economic and business trends;

  •
  variations in quarterly operating results;

  •
  regulatory developments in our operating countries and the EU;

  •
  the condition of the media industry in the countries in which we operate;

  •
  future sales of our common stock; and

  •
  investor and securities analyst perceptions of us and other companies that investors deem comparable in the television broadcasting industry.

As a result of these factors, investors in our Class A Common Stock may be unable to resell their shares at or above the offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of broadcasting companies. These broad market and industry factors may materially reduce the market price of our Class A Common Stock, regardless of our operating performance.

We may not pay dividends on the Class A Common Stock

We currently intend to retain all our earnings to finance the growth and development of our business. We have never declared or paid any dividends and we do not expect to pay any dividends in the foreseeable future. Any decision as to payments of future dividends will depend on the conditions then existing, including our results of operations, financial and capital investment requirements, the availability of distributable reserves and other relevant factors. The agreements governing the anticipated debt financing in connection with the TV Nova Acquisition will contain provisions that limit or prohibit the payment of dividends unless certain conditions are met.

Our share price may be adversely affected by potential future issuances and sales of our shares

Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. As at December 31, 2004, we have a total of 1.5 million options to purchase Class A Common Stock outstanding, 0.2 million options to purchase Class B Common Stock outstanding and have agreed to issue 3.5 million unregistered shares of Class A Common Stock to PPF at the closing of the TV Nova Acquisition. We cannot predict what effect, if any, future sales of our shares will have on the market price of our shares. However, if more shares are issued, the economic interest of current shareholders may be diluted and the price of our shares may be adversely affected.

We and each of our directors and officers have agreed, with limited exceptions that we and they will not, without the prior written consent of JPMorgan Securities Ltd. on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, among other things, directly or indirectly, offer to sell, sell or otherwise dispose of any of shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

We may become subject to the passive foreign investment company rules under United States tax laws

We believe, but cannot assure, that we will not be classified as a passive foreign investment company (PFIC) under U.S. tax laws for the current or future years. If we were a PFIC, then each U.S. holder of our Class A Common Stock (other than a U.S. holder whose Class A Common Stock is otherwise marked-to-market for U.S. federal income tax purposes) generally would, upon certain distributions by us or upon disposition of the Class A Common Stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, as if the distribution or gain had been recognized ratably over the U.S. holder's holding period for the Class A Common Stock, beginning with the year in which we become a PFIC. A U.S. holder could avoid the application of these rules by making a special tax election for the first year in which we become a PFIC, the effect of which generally would be to accelerate the electing U.S. holder's recognition of income with respect to our Class A Common Stock. We intend to notify U.S. holders of our Class A Common Stock if we determine at any time that we have become or are about to become a PFIC. See "Material Bermuda and United States Federal Income Tax Considerations."

Recent developments

First Quarter 2005 Estimated Results

The Company will be reporting to analysts and investors that while quarterly revenues have grown on a year-on-year basis, it currently estimates that it will incur a net loss from continuing operations of between US$7.0 million and US$10.0 million for the quarter ended March 31, 2005 as compared to net income from continuing operations of US$5.5 million for the quarter ended March 31, 2004. This net loss is due primarily to non-recurring fees incurred in respect of a commitment for bridge financing and for professional advisory services for the TV Nova Acquisition as well as the consolidation of our Croatian operations, which we acquired in July 2004, into our first quarter results for the first time. In addition, as we previously reported, the quarterly phasing of revenues and results in 2005 would differ from 2004. Generally, our results are subject to seasonality in advertising markets for our station operations, with the strongest results occurring during the second and fourth quarters.

We expect that in 2005 our consolidated net revenues derived from our current stations will be significantly higher than in 2004 and that our current stations will show a marked improvement in their operating results in 2005 over 2004, including losses from our Croatian operations, which continue to be restructured. We expect that the completion of the TV Nova Acquisition will contribute to further improvements in our station operating results in 2005. The results presented here are only estimates as we have not completed reporting for the quarter ended March 31, 2005. Actual results may vary from the information presented here.

Use of proceeds

We will receive proceeds from this offering of approximately US$ 200 million after deducting commissions and discounts payable to the underwriters and our estimated offering expenses. We intend to apply these net proceeds to pay the exercise price of the PPF Call (estimated to be US$ 205.6 million, subject to adjustments), if we choose to exercise this right, or the exercise price of PPF's corresponding put option, which, if exercised, will require us to purchase such ownership interest (estimated to be US$ 123.3 million, subject to adjustments). If we do not exercise the PPF Call and PPF does not exercise its put option, then the net proceeds of this offering will be used for general corporate purposes. Until we use the net proceeds of this offering, we intend to invest the funds in interest-bearing bank deposits or short-term investment grade obligations. See "Summary" above and "Business" and "Legal proceedings" below.

Price range of common stock

Our Class A Common Stock is publicly traded and began trading on the Nasdaq National Market on October 13, 1994 under the trading symbol "CETV." The last reported sale price of the Class A Common Stock on April 27, 2005 was US $46.29.

The following table sets forth the high and low sales prices for each share of our Class A Common Stock for each quarterly period during the last two fiscal years and for a portion of 2005. All share information has been adjusted to reflect the two-for-one stock splits which took effect on January 10, 2003 and November 5, 2003.

Price Period	High	Low

2003
First Quarter	6.78	5.20
Second Quarter	11.55	5.99
Third Quarter	12.94	10.80
Fourth Quarter	17.30	12.73
2004
First Quarter	21.32	17.50
Second Quarter	23.18	18.13
Third Quarter	29.12	22.34
Fourth Quarter	40.27	28.60
2005
First Quarter	55.74	34.98
Second Quarter (to April 27, 2005)	50.70	43.54

At the close of business on March 30, 2005, there were 25 holders of record (including brokerage firms and other nominees) of the Class A Common Stock, approximately 5,800 beneficial owners of our Class A Common Stock, and eight holders of record of the Class B Common Stock. There is no public market for our Class B Common Stock. Each share of Class B Common Stock has 10 votes.

We intend to seek a listing of our Class A Common Stock on the Prague Stock Exchange as soon as practicable.

Dividend policy

We have never declared or paid and have no present intention to declare or pay in the foreseeable future any cash dividends with respect to any class of our Common Stock. We currently intend to retain earnings, if any, for the development of our business. Our ability to pay cash dividends is primarily dependent upon receipt of dividends or distributions from our subsidiaries, over some of which we have limited control.

Capitalization

The following table shows our cash, cash equivalents and capitalization as of December 31, 2004, and (1) pro forma as adjusted to reflect the TV Nova Acquisition and the anticipated debt financing in connection therewith as if they had occurred on that date, and (2) pro forma to reflect the TV Nova Acquisition, the related debt financing and this offering and the use of the proceeds thereof as if they had occurred on that date.

You should read all of this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in this prospectus.

	As of December 31, 2004 (in thousands)
	Audited Actual	Unaudited Pro Forma as Adjusted to Reflect the TV Nova Acquisition and Debt Financing	Unaudited Pro Forma as Further Adjusted to Reflect this Offering

Cash and cash equivalents	$152,568	$142,990	$344,569	(1)

Short-term debt(2)	$10,472	$497,902	$497,902

Long-term debt	$8,898	$66,571	$66,571

Shareholders' equity:
Class A Common Stock, $0.08 par value: authorized: 100,000,000 shares at December 31, 2004; issued and outstanding: 21,049,400 at December 31, 2004	1,684	1,964	2,340
Class B Common Stock, $0.08 par value: authorized: 15,000,000 shares at December 31, 2004; issued and outstanding: 7,334,768 at December 31, 2004	587	587	587
Preferred Stock, $0.08 par value: authorized: 5,000,000 shares at December 31, 2004; issued and outstanding: 0 at December 31, 2004
Additional paid-in capital	387,305	507,908	709,111
Retained earnings/(accumulated deficit)	(87,468)	(87,468)	(87,468)
Accumulated other comprehensive income/(loss)	8,960	8,960	8,960

Total shareholders' equity	311,068	431,951	633,530

Total capitalization	330,438	996,424	$1,198,003

(1)
The proceeds of this offering are reflected in Cash and cash equivalents pending their use for the PPF Call, PPF's exercise of its put option or other corporate purposes.

(2)
Short-term debt includes the current portion of long-term debt and the bridge financing. We are currently arranging permanent debt financing in place of the bridge facility. See "Unaudited condensed pro forma consolidated financial information."

The number of outstanding shares of Class A Common Stock in the table above excludes as of December 31, 2004: (1) 1,705,017 shares issuable upon exercise of options outstanding; and (2) 614,705 shares reserved for issuance and available for future grant or sale under our 1995 Amended Stock Option Plan. On April 11, 2005, the Board of Directors approved, subject to shareholder approval, an amendment to authorize an additional 876,000 shares of Common Stock for issuance under the 1995 Amended Stock Option Plan.

Selected consolidated financial data

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus. The unaudited quarterly financial data for our most recent eight fiscal quarters is derived from the information included under "Selected Financial Data" in our Annual Report on Form 10-K for the year ended December 31, 2004.

The following tables set forth our selected consolidated financial information for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000. We have derived the consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and December 31, 2003 from the consolidated audited financial statements included elsewhere in this prospectus.

	For the years ended December 31,
(US$ 000's, except per share data)	2004	2003(1)	2002(1)	2001(1)	2000(1)

Operating data:
Net Revenues	$182,339	$124,978	$99,143	$84,116	$79,462
Total station operating costs and expenses	112,071	82,631	67,607	61,361	77,122
Station selling, general and administrative expenses	22,112	14,245	14,256	21,511	17,005
Corporate operating costs (including non-cash stock based compensation)	29,185	32,512	15,814	7,812	8,262
Amortization of intangibles	231	-	-	1,747	1,670

Operating income/(loss)	18,740	(4,410)	1,466	(8,315)	(24,597)
Interest income	4,318	5,507	1,841	2,283	-
Interest expense	(1,203)	(12,010)	(17,453)	(18,436)	(17,754)
Foreign currency exchange gain/ (loss), net	(574)	(10,023)	(10,247)	1,677	(2,176)
Other income/(expense)	(698)	(2,458)	1,738	(3,682)	(391)
Change in the fair value of derivative	-	-	1,108	(1,576)	-
Loss on write down of investment	-	-	(2,685)	-	-
Gain on sale of investment	-	-	-	-	17,186
Gain on sale of subsidiary(2)	-	-	-	1,802	-

Income/(loss) before provision for income taxes, minority interest, equity in income/(loss) of unconsolidated affiliates and discontinued operations	20,583	(23,394)	(24,232)	(26,247)	(27,732)
Provision for income taxes	(11,089)	(3,760)	(3,746)	(2,213)	(88)

Income/(loss) before minority interest, equity in income/(loss) of unconsolidated affiliates and discontinued operations	9,494	(27,154)	(27,978)	(28,460)	(27,820)
Minority interest in (income)/loss of consolidated subsidiaries	(4,106)	(676)	(576)	2,138	(107)
Equity in income/(loss) of unconsolidated affiliates	10,619	3,629	3,448	1,082	(1,691)

Net income/(loss) from continuing operations	16,007	(24,201)	(25,106)	(25,240)	(29,618)

Discontinued operations(3):
Pre-tax income/(loss) from discontinued operations (Czech Republic)	146	384,213	11,922	413	(7,880)
Tax benefit/(charge) on disposal of discontinued operations (Czech Republic)	2,378	(14,000)	(1,000)	-	-
Pre-tax income from discontinued operations (Hungary)	-	-	-	2,716	-

Income/(loss) on discontinued operations	2,524	370,213	10,922	3,129	(7,880)

Net income/(loss)	$18,531	$346,012	$(14,184)	$(22,111)	$(37,498)

Other data
Non-cash stock based compensation	10,102	13,209	3,754	-	-
Depreciation of fixed assets and other intangibles	6,779	5,362	7,084	9,785	22,643

	For the years ended December 31,
(US$ 000's, except per share data)	2004	2003(1)	2002(1)	2001(1)	2000(1)

Per share data:(4)
Net income/(loss) per common share from:
Continuing operations—basic	$0.57	$(0.91)	$(0.95)	$(0.95)	$(1.12)
Continuing operations—diluted	0.55	(0.91)	(0.95)	(0.95)	(1.12)
Discontinued operations—basic (as restated)(5)	0.09	13.97	0.41	0.12	(0.30)
Discontinued operations—diluted (as restated)(5)	0.09	13.97	0.41	0.12	(0.30)
Net income/(loss)—basic (as restated)(5)	0.66	13.06	(0.54)	(0.84)	(1.42)
Net income/(loss)—diluted (as restated)(5)	$0.64	$13.06	$(0.54)	$(0.84)	$(1.42)
Weighted average common shares used in computing per share amounts (000s)
Basic (as restated)(5)	27,871	26,492	26,451	26,449	26,440
Diluted (as restated)(5)	29,100	26,492	26,451	26,449	26,440
Balance sheet data:
Current assets	$265,049	$266,891	$109,558	$81,024	$97,777
Non-current assets	179,590	101,861	74,464	75,114	98,406

Total Assets	444,639	368,752	184,022	156,138	196,183

Current liabilities	109,745	71,116	77,156	79,619	86,337
Non-current liabilities	23,826	24,112	202,742	165,315	175,724

Total Liabilities	133,571	95,228	279,898	244,934	262,061

Shareholders' Equity/(Deficit)	$311,068	$273,524	$(95,876)	$(88,796)	$(65,878)

(1)    Restated to reflect the adoption of FIN 46 (R).

(2)    On November 22, 2001 we sold our 70% interest in Video Vision International Srl and a gain of US$ 1.8 million has been recognized.

(3)    In 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million. In 2000 we sold substantially all of our Hungarian operations to SBS. Our financial statements present the operations of the Czech Republic and Hungary as discontinued operations for all periods.

(4)    All per share data has been adjusted for the two-for-one stock splits which occurred on January 10, 2003 and November 5, 2003.

(5)    For further information, see Note 24, "Earnings Per Share" to our consolidated financial statements.

Quarterly results and seasonality

The following table sets forth unaudited financial data for each of our last eight fiscal quarters

	For the year ended December 31, 2004
(US$ 000's, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Income Statement data:
Net revenues	35,848	44,886	36,543	65,062
Operating income/(loss)	6,022	8,771	(6,736)	10,683
Net income/(loss)	5,171	6,032	(5,647)	12,975
Net Income/(Loss) per share:
Basic EPS	$0.19	$0.22	$(0.20)	$0.46
Effect of diluted securities	(0.01)	(0.01)	-	(0.02)

Diluted EPS	$0.18	$0.21	$(0.20)	$0.44

	For the year ended December 31, 2003(1)
(US$ 000's, except per share data)	First Quarter	Second Quarter		Third Quarter	Fourth Quarter

Income Statement data:
Net revenues	24,598	33,307		22,272	44,801
Operating Income/(loss)	(29)	(2,370)		(5,686)	3,675
Net income/(loss)	(11,287)	330,826	(2)	(6,586)	33,059	(3)
Net Income/(Loss) per share:
Basic EPS	$(0.43)	$12.50		$(0.25)	$1.24
Effect of diluted securities	-	-		-	(0.08)	(4)

Diluted EPS	$(0.43)	$12.50	(4)	$(0.25)	$1.16	(4)

(1) Restated to reflect the adoption of FIN 46 (R).

(2) The net income of US$ 330.8 million in the three months ended June 30, 2003 was primarily due to the receipt of US$ 358.6 million following the findings of the tribunal in our UNCITRAL Arbitration.

(3) The net income of US$ 33.1 million in the three months ended December 31, 2003 was primarily due to the sale of our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million.

(4) As restated, for further information, see Note 24, "Earnings Per Share" to our consolidated financial statements.

We, like other television operators, experience seasonality, with advertising sales tending to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August), and highest during the fourth quarter of each calendar year.

Unaudited condensed pro forma consolidated financial information

Introduction

On December 13, 2004, we entered into a Framework Agreement with PPF (Cyprus) Ltd. to acquire 85% of PPF's ownership interest in the TV Nova Group. TV Nova Group is a group of companies that own and operate the TV NOVA channel in the Czech Republic, including Ceska Produkcni 2000 a.s., Mag Media 99 a.s., and CET 21 s.r.o. The TV Nova combined financial statements are based on 100% ownership of all subsidiaries of the TV Nova Group in all its companies other than CET 21, where Vilja, a wholly-owned subsidiary of PPF, controls 73% of CET 21.

This unaudited condensed pro forma consolidated financial information has been prepared in accordance with US GAAP and is based on the historical consolidated financial statements of CME and the historical combined financial statements of the TV NOVA Group. You should read the unaudited condensed pro forma consolidated financial information in conjunction with the notes to the unaudited condensed pro forma consolidated financial information and the audited consolidated financial statements of CME and the audited TV Nova combined financial statements for the year ended, December 31, 2004 included elsewhere in this prospectus.

The following unaudited condensed pro forma consolidated financial information gives effect to:

  (i)
  The acquisition of 85% of PPF's ownership interest in TV Nova Group.

  (ii)
  The issuance to PPF of 3.5 million shares of our Class A Common Stock, valued at US$ 120.9 million, as part of the purchase price.

  (iii)
  The incurrence of bridge loans in the aggregate principal amount of US$ 450.0 million.

The unaudited condensed pro forma consolidated income statement for the year ended December 31, 2004 has been prepared to give effect to these items as if they had occurred on January 1, 2004. The unaudited condensed pro forma consolidated balance sheet as of December 31, 2004 has been prepared to give effect to these items as if they had occurred on December 31, 2004.

The unaudited condensed pro forma consolidated financial information does not reflect the effect of the acquisition of Mr. Krsak's minority ownership interest in the TV Nova Group, or the exercise of our call option to purchase the remaining 15% of PPF's ownership interest in the TV Nova Group, as the timing and settlement terms of these transactions are uncertain.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable. The unaudited condensed pro forma consolidated financial information is for information purposes only and does not purport to present what our results of operations and financial information would have been had these transactions actually occurred, nor does it project our results of operations for any future period or our financial condition at any future date.

The historical consolidated financial statements of CME, and TV Nova combined financial statements, are presented in U.S. dollars. For purposes of presenting unaudited condensed pro forma consolidated financial information, certain statistical and financial information presented in this report have been converted into U.S. dollars using US$ 1 to CZK 22.365 and US$ 1 to euro 0.7357 for the unaudited condensed pro forma consolidated balance sheet as of December 31, 2004, and the average rate of US$ 1 to CZK 25.658 and US$ 1 to euro 0.8044 for the unaudited condensed pro forma consolidated income statement for the year ended December 31, 2004.

The following items are subject to change at or following completion of the TV Nova Acquisition:

  (i)
  Final calculation of the TV Nova Group purchase price including working capital adjustments and indebtedness;

  (ii)
  Fair value of tangible and intangible assets including the TV Nova license, trademark, customer relationships and program library and the final valuation of our call option on the 15% interest of PPF in the TV Nova Group;

  (iii)
  Interest rates on the bridge loans and the final interest rate on the intercompany loan;

  (iv)
  Our financing costs; and

  (v)
  Receivables, program rights and liabilities to be acquired by TV Nova Group from AQS a.s., a Czech independent programming acquisition company, prior to completion of the transaction.

Unaudited condensed pro forma consolidated balance sheet as of December 31, 2004 (US$'000)

	Audited Historical CME	Audited Historical TV Nova Group	Acquisition Pro Forma Adjustments		Financing Pro Forma Adjustments		Pro forma Total

Assets
Cash and cash equivalents	152,568	28,144	(479,847	)(c)	442,125	(a)	142,990
Accounts receivable (net of allowances)	45,170	56,634	-		-		101,804
Other current assets	67,311	31,635	(18,368	)(d)	7,875	(a)	88,453

Total current assets	265,049	116,413	(498,215)		450,000		333,247

Goodwill	59,092	5,768	527,292	(b)	-		592,152
Other intangibles	27,331	22,564	81,761	(b)	-		131,656
Other assets	93,167	27,750	(10,770	)(e)	-		110,147

Total assets	444,639	172,495	100,068		450,000		1,167,202

Liabilities & shareholders' equity
Accounts payable and accrued liabilities	67,042	15,220	(10,770	)(e)	-		71,492
Credit facilities and obligations under capital leases	10,472	37,430	-		450,000	(a)	497,902
Other current liabilities	32,231	14,803	1,650	(b)	-		48,684

Current liabilities	109,745	67,453	(9,120)		450,000		618,078

Accounts payable and accrued liabilities	734	-	-		-		734
Credit facilities and obligations under capital leases	8,898	57,673	-		-		66,571
Other non-current liabilities	9,333	1,921	21,243	(b)	-		32,497

Total non-current liabilities	18,965	59,594	21,243		-		99,802
Minority interests in consolidated subsidiaries	4,861	6,697	5,813	(f)	-		17,371
Shareholder's equity
Class A Common Stock, $0.08 par value	1,684	18,956	(18,676	)(b)	-		1,964
Class B Common Stock, $0.08 par value	587	-	-		-		587
Additional paid-in capital	387,305	-	120,603	(b)	-		507,908
Other reserves	-	2,465	(2,465)		-		-
Retained earnings/(accumulated deficit)	(87,468)	15,084	(15,084)		-		(87,468)
Accumulated other comprehensive income/(loss)	8,960	2,246	(2,246)		-		8,960

Total shareholders' equity/(deficit)	311,068	38,751	82,132		-		431,951

Total liabilities and shareholders' equity	444,639	172,495	100,068		450,000		1,167,202

Unaudited condensed pro forma consolidated income statement for the year ended December 31, 2004 (US$'000)

	Audited Historical CME	Audited Historical TV Nova Group	Acquisition Pro Forma Adjustments		Financing Pro Forma Adjustments		Pro forma Total

Net revenues	182,339	207,800	-		-		390,139
Operating costs	33,615	33,212	-		-		66,827
Cost of programming	71,793	60,039	-		-		131,832
Depreciation of station fixed assets and other intangibles	6,663	4,374	-		-		11,037

Total station operating costs and expenses	112,071	97,625	-		-		209,696
Station selling, general and administrative expenses	22,112	15,152	-		-		37,264
Corporate operating costs (including non-cash stock based compensation)	29,185	-	-		-		29,185
Amortization of intangibles	231	2,306	5,893	(b)	-		8,430

Operating income/(loss)	18,740	92,717	(5,893)		-		105,564
Interest income	4,318	662	(943)	(c)	-		4,037
Interest expense	(1,203)	(8,785)	-		(35,865	)(a)	(45,853)
Other income/(expense)	(1,272)	103	-		-		(1,169)

Income from continuing operations before provision for income taxes, minority interest and equity in income of unconsolidated affiliates	20,583	84,697	(6,836)		(35,865)		62,579
Provision for income taxes	(11,089)	(23,815)	9,480	(b)	-		(25,424)

Income from continuing operations before minority interests, equity in income of unconsolidated affiliates	9,494	60,882	2,644		(35,865)		37,155
Minority interest in income of consolidated subsidiaries	(4,106)	(5,838)	(9,431	)(f)	-		(19,375)
Equity in income of unconsolidated affiliates	10,619	-	-		-		10,619

Net income/(loss) from continuing operations	16,007	55,044	(6,787)		(35,865)		28,399

EPS—Basic	0.57						0.91
EPS—Diluted	0.55						0.87
Weighted average common shares—Basic	27,871		3,500	(g)			31,371
Weighted average common shares—Diluted	29,100		3,500	(g)			32,600

Notes to the unaudited condensed pro forma consolidated information

  Pro forma adjustments reflecting bridge financing

(a)
We plan to raise a total of US$ 650 million in a combination of debt and equity in order to finance the TV Nova Acquisition, which we believe is imminent, and the possible eventual acquisition of the minority interest held by Mr. Krsak and the remaining 15% of PPF's ownership interest in the TV Nova Group.

  For pro forma purposes we are reflecting the TV Nova Acquisition because the conditions precedent to closing this acquisition are substantially fulfilled. We are not reflecting the acquisition of the minority interest held by Mr. Krsak or the possible eventual acquisition of the remaining 15% of PPF's ownership interest in the TV Nova Group because these are less certain. This unaudited condensed pro forma consolidated information is prepared on the basis that we will use the bridge financing to fund the TV Nova Acquisition as this is the only committed financing that we currently have in place for this acquisition.

  We have a commitment from a consortium of banks to provide us with bridge financing in the aggregate principal amount of US$ 450 million in the event the TV Nova Acquisition completes before the permanent debt and / or equity financing has been raised. Our unaudited condensed pro forma consolidated balance sheet reflects the incurrence of US$ 450 million of external debt under our committed bridge facility and our unaudited condensed pro forma consolidated income statement has used the rates of interest that apply to that bridge facility. The net cash proceeds of US$ 442.1 million represents the bridge loan amount of US$ 450 million less fees to be paid to the banks in the amount of US$ 7.9 million.

  Interest adjustments reflect the interest charge of (US$ 35.9) million on the bridge facility.

Interest Expense	$'000	$'000

Bridge Loans	450,000
Interest rate	7.97%

Interest expense		35,865

  Interest expense reflects the interest payment at an average rate of 7.97% on the US$ 450 million of bridge loans, based on the average LIBOR rate are of 2.1% during the year ended December 31, 2004, plus additional interest basis points which increase quarterly, assuming the bridge loans are outstanding for one year. The extension of the bridge loan beyond one year would increase interest rates significantly, up to a maximum of 12.5%. An increase of 0.125% in the average interest rate would increase total interest expense by US $0.5 million compared with the interest expense above and a decrease of 0.125% would reduce such interest expense by US $0.5 million.

  Debt issuance fees are not reflected in the unaudited condensed pro forma consolidated income statement as these fees are non-recurring. If we were to utilize the bridge facility, we would incur non-recurring bridge facility fees of US$ 7.9 million which are shown as a current asset in the unaudited condensed pro forma consolidated balance sheet at December 31, 2004.

  While we have prepared the unaudited pro forma condensed financial information on the basis of having a commitment for a bridge facility, it is not expected that the bridge facility will be utilized. Concurrently with or prior to the completion of the TV Nova Acquisition, we expect to have obtained a commitment for permanent debt financing consisting of a fixed rate component with an estimated interest rate of 8.25% and a floating rate component with an estimated interest rate of six-month EURIBOR plus 6.08%.

  On that basis, interest rate adjustments would reflect a total interest expense adjustment of (US$ 37.2) million rather than (US$ 35.9) million. An increase of 0.125% in the interest rate on such permanent financing would increase such total interest expense by US$ 0.6 million in the unaudited condensed pro forma consolidated income statement and a decrease of 0.125% in such interest rate would decrease such total interest expense by US$ 0.6 million.

  We are also not presenting the capitalization and amortization of our forecast of US$ 11.6 million of financing fees that are anticipated to be incurred in connection with permanent debt financing in replacement of the bridge facility.

(b)
The following is a summary of the preliminary purchase price allocation relating to the acquisition of 85% of PPF's ownership interest in the TV Nova Group. This is based on the TV Nova Group Acquisition occurring, on a pro forma basis, at December 31, 2004. The final working capital and debt adjustments to the TV Nova Group purchase price will be based on the TV Nova Group balance sheet at the effective closing date of the TV Nova Group acquisition, which means that our total consideration is likely to be different to the figure of US$ 607.5 million shown here.

	$'000		$'000

Cash	468,285
Class A Common Stock	120,883	(i)
Cancellation of PPF Receivable	18,368

Total consideration			607,536
Transaction costs			11,562

Total purchase price			619,098

Preliminary net assets acquired (as of December 31, 2004)			32,938
Estimated fair value adjustments to intangible assets
License	67,840	(ii)
Trademark	11,768	(ii)
Customer relationships	2,153	(ii)

			81,761
Deferred tax liability on fair value adjustments			(22,893	)(iii)

Estimated fair value of net assets acquired			91,806

Goodwill arising on acquisition			527,292

  (i)
  The fair value of the shares of our Class A Common Stock issued to PPF as part of the consideration for the TV Nova Acquisition is based on the average closing price of a share of our Class A Common Stock before and after the terms of the TV Nova Acquisition were agreed as defined in the Framework Agreement. Utilizing the closing price three days before and two days after the December 13, 2004 measurement date results in an average closing price of US$ 34.538, which has been used to determine the total value of the consideration paid in shares of our Class A Common Stock.

Share capital	Actual	At par value

Class A Common Stock to PPF ('000)	3,500	3,500
Measurement value per share	34.538	0.08

Share consideration ($'000)	120,883	280

Additional paid in capital			120,603

    Class A Common Stock has been reduced by US$ 18.7 million representing the net effect of the issuance of 3.5 million shares of our Class A Common Stock at par value of US$ 0.08, total US$ 0.3 million, and the elimination on consolidation of TV Nova Group's Common Stock of US$ 19.0 million.

  (ii)
  Based on our initial review, we have estimated the fair values of the intangible assets as listed below. We also indicate the range of possible values within which the eventual fair value to be determined post acquisition may lie:

  •
  CET 21 broadcasting license: US$ 128.0 million. Range US$ 99.0 million to US$ 164.0 million.

  •
  CET 21 TV NOVA trademark: US$ 20.1 million. Range US$ 16.0 million to US$ 22.0 million.

  •
  Mag Media 99 customer relationships: US$ 5.4 million. Range US$ 5.0 million to US$ 6.0 million.

    Based on the above estimates we have computed our share of the fair value increase to the carrying values of the intangible assets as follows (utilizing the residual majority interest of 62% in the intangible assets of CET 21 and 85% in Mag Media 99 that is expected on the acquisition date):

•	CET21 broadcasting license:	US$67.8 million
•	CET21 TV NOVA trademark:	US$11.8 million
•	Mag Media 99 customer relationships:	US$ 2.2 million

    These adjustments comprise an US$ 81.8 million increase in other intangible assets.

    Charges for amortization of intangible assets have been increased by US$ 5.9 million. This represents the increased amortization of intangible assets for their increased valuation following our fair value estimates. Based on the costs and risks involved in renewal of the license it has been considered as having a finite life of twelve years based on its expiry date. We have therefore amortized the value of the license over its useful life which ends on the expiry date of January 2017. Customer relationships are amortized over an estimated useful life of nine years. The TV NOVA trademark has been deemed to have an indefinite life.

Broadcasting License amortization	$'000	$'000

Additional value to amortize	67,840
Amortize over (yrs)	12

Annual amortization charge to income statement		5,653

Customer Relationships amortization

Additional value to amortize	2,153
Amortize over (yrs)	9

Annual amortization charge to income statement		239

Amortization		5,893

    We have calculated the amortization expense that would arise if the eventual fair value for the amortizable intangible assets described above—the CET 21 broadcasting license and the customer relationships—fall at the high and low limits of our expected range of possible values. If the CET 21 broadcasting license is valued at US$ 164.0 million and customer relationships are valued at US$ 6.0 million, our amortization expense will change from US$ 5.9 million to US$ 7.8 million. If the CET 21 broadcasting license is valued at US$ 99.0 million and customer relationships are valued at US$ 5.0 million, our amortization expense will change from US$ 5.9 million to US$ 4.4 million.

  (iii)
  Deferred tax relating to the fair value adjustments described above has been computed as follows:

CET21 broadcasting license		Deferred tax liability	Current	Non- Current
	$'000	$'000	$'000	$'000

Increase in value attributable to CME	67,840
Czech Republic statutory tax rate	28.0%

		18,995	1,583	17,412
CET 21 TV NOVA trademarks

Increase in value attributable to CME	11,768
Czech Republic statutory tax rate	28.0%

		3,295	0	3,295
Mag Media 99 customer relationships

Increase in value attributable to CME	2,153
Czech Republic statutory tax rate	28.0%

		603	67	536

TOTAL		22,893	1,650	21,243

    We have amortized the FAS 109 deferred tax liability over the expected life of the license and customer relationships as shown. The deferred tax elements associated with trademarks have not been amortized since we believe these to have an indefinite life.

	$'000	$'000

Deferred tax amortization broadcast license
Additional value to amortize	18,995
Amortize over (yrs)	12

		1,583
Deferred tax amortization customer relationships
Additional value to amortize	603
Amortize over (yrs)	9

		67

Annual amortization tax credit to income statement		1,650

    We intend to structure our acquisition of the TV Nova Group to obtain intercompany indebtedness that has interest expense that is deductible against our operating income. Our assumption is that this will be obtained on US$ 329 million of local debt at an interest rate of 8.5%, which represents a typical financing cost locally.

Provision for income taxes	$'000	$'000

Intercompany indebtedness	329,000
Interest payment @ 8.5%	8.5%

Interest expense	27,965
Czech Republic statutory tax rate	28%

Tax relief		7,830

    Using the statutory corporate tax rate for the Netherlands of 34.5% on our total borrowing requirement of US$ 450 million at an interest rate of 7.97%, we would obtain no tax relief since we would not have sufficient income in the Netherlands. We have presented a pro forma tax relief of US$ 7.8 million based on the following considerations:

      i.
      The Czech tax rate is only 28%;

      ii.
      The thin capitalization rules in the Czech Republic would prevent us from claiming full relief on 100% of our borrowings.

    If we are unable to implement our plans to obtain tax relief in the Czech Republic on our intercompany loans then our tax relief will be zero.

    The credit to provision of income tax of US$ 9.5 million is the sum of US$ 1.7 million in respect of the annual amortization tax credit and US$ 7.8 million for tax relief above.

    Analysis of PPF put option and our call option

    As part of our acquisition of 85% of PPF's ownership interest in the TV Nova Group, we will purchase the unconditional right to cause PPF to sell to us its 15% interest in the TV Nova Group. The price for our call option will be 25% of the TV Nova Group value at the date of acquisition plus interest from the date of the TV Nova Acquisition to the settement date less any distributions received by PPF from the TV Nova Group beginning on the acquisition date and ending on our call option exercise date. As part of the TV Nova Acquisition, we will grant PPF the unconditional right, beginning one year after the completion date, to cause us to purchase its 15% interest in the TV Nova Group. The price for the put option will be the lesser of 15% of the fair value of the TV Nova Group as independently determined on the date of exercise of the put option and 15% of the TV Nova Group value under the Framework Agreement at the completion date.

    On a preliminary basis, we believe that the fair value of the put option will be approximately US$ nil at any point in time because it can only be exercised against us at the lower of (1) the fair value on the date of completion or (2) the fair value on the date of exercise of the option. Accordingly, our maximum commitment in relation to the put option will be equal to the fair value of the shares. In addition, for the purpose of preparing the pro forma financial information, we have estimated a preliminary fair value of our call option of US$nil. However, the fair value of our call option on the completion date could range between US$nil and US$ 27.0 million, depending on the outcome of a complete valuation exercise. The outcome of the complete valuation exercise will depend on, at a minimum, the final terms agreed to upon the close of the TV Nova Acquisition, events between the date the pro forma financial information is prepared and the completion date, and management's best estimate of the scenarios, which will be contingent on these events, that form part of the valuation of our call option. Our call option will be recorded as an asset acquired if, based on a complete fair value exercise on the completion date of the TV Nova Acquisition, it is determined that a portion of the purchase price was paid to purchase our call option from PPF.

    Analysis of acquisition of AQS program library

    TV Nova Group is acquiring the program library and liabilities of AQS prior to completion of the transaction. The library contains a wide range of titles and a significant number of hours of program rights, well in excess of available broadcasting time. We estimate that when the acquired assets and liabilities of AQS are fair valued a resulting increase to goodwill of between US$ 8.0 million and US$ 15.0 million will be recorded. Since the AQS transaction is still in negotiation with uncertain terms, we have not provided for this potential adjustment in our purchase price calculation.

(c)
The acquisition pro forma adjustment to cash and cash equivalents of US$ (479.8) million represents cash consideration for the TV Nova Acquisition of US$ 468.2 million, and payment of transaction fees of US$ 11.6 million.

  The interest income adjustment of ($0.9) million represents the loss of interest income on cash used for the TV Nova Acquisition from corporate cash balances in connection with this transaction.

Interest Income	$'000	$'000

Historical CME cash balance	152,568
Cash outflow	(37,722)

Adjusted cash balance		114,846
Adjust interest income at 2.5%	943

Adjustment to interest income	(943)

(d)
The US$ 18.4 million reduction in other current assets represents the cancellation of an US$ 18.4 million receivable due from PPF as part of purchase consideration (see note (b)).

(e)
The US$ 10.8 million reduction in other assets reflects the inclusion of acquisition costs in the goodwill calculation that we incurred in the year ended December 31, 2004 and capitalized on our balance sheet at December 31, 2004. The reduction in current liabilities of US$ 10.8 million represents the payment of those acquisition costs.

(f)
The unaudited condensed pro forma consolidated balance sheet minority interest adjustment of US$ 5.8 million represents PPF's remaining 15% minority interest in the TV Nova Group following the acquisition.

TV Nova Group shareholders' equity	$'000	$'000

Class A Common Stock at par value	18,956
Retained earnings/(accumulated deficit)	15,084
Other reserves	2,465
Accumulated other comprehensive income/(loss)	2,246

Total shareholders' equity/(deficit)		38,751

PPF remaining minority interest	15%	5,813

  The income statement charge of US$ 9.4 million in respect of minority interest represents the 15% residual stake held by PPF in the TV Nova Group net income adjusted for the minority interest impact of the US$ 7.8 million tax relief pro forma adjustment.

(g)
Earnings per share

  The shares used in computing earnings per common share have been adjusted to reflect the 3.5 million shares of our Class A Common Stock issued to PPF as part of the purchase consideration as if this had occurred on January 1, 2004.

Management's discussion and analysis
of financial condition and results of operations

The following discussion should be read in conjunction with the sections entitled "Forward Looking Statements" and "Risk Factors" above.

Contents

I.	Executive summary
II.	General market information
III.	Analysis of segment results
IV.	Analysis of the results of consolidated operations
V.	Liquidity and capital resources
VI.	Critical accounting policies and estimates
VII.	Related party matters

I. Executive summary

Management changes

  •
  On February 2, 2004, Michael N. Garin was appointed Chief Executive Officer, succeeding Fred T. Klinkhammer.

  •
  On November 22, 2004, Marina Williams was appointed as Executive Vice-President responsible for overseeing existing broadcast assets, the development of new regional business opportunities, and the integration of acquired properties into our operating structure.

Continuing operations

The following table provides a summary of our consolidated results for each of the three years ended December 31, 2004:

	For the year ended December 31,
(US$ 000's)	2004	2003	Movement	2003	2002	Movement

Net Revenues	182,339	124,978	57,361	124,978	99,143	25,835
Operating income/(loss)	18,740	(4,410)	23,150	(4,410)	1,466	(5,876)
Net income/(loss) from continuing operations	16,007	(24,201)	40,208	(24,201)	(25,106)	905
Net income/(loss)	18,531	346,012	(327,481)	346,012	(14,184)	360,196

The principal events of 2004 were as follows:

  •
  In the twelve months ended December 31, 2004, our total Segment EBITDA margin (defined as the ratio of Segment EBITDA to Segment Net Revenues) reached 30% as compared to 26% for the twelve months ended December 31, 2003 (Segment EBITDA is defined and reconciled to our consolidated US GAAP results in Note 20, "Segment Data" to our consolidated financial statements, which are included in this prospectus).

  •
  On February 9, 2004 we entered into an agreement with the Dutch tax authorities to settle our tax liabilities in the Netherlands, including liabilities for the award we received in the arbitration against the Czech Republic, through 2003 for a payment of US$ 9 million (see Note 14, "Commitments and Contingencies" to our consolidated financial statements, which are included in this prospectus).

  •
  On March 29, 2004, we increased our ownership interest in our Romanian operations to 80.0% for a total consideration of US$ 20.3 million.

  •
  On April 19, 2004 our Romanian operations launched with minimal additional investment our second cable channel PRO CINEMA, which broadcasts series, films and documentaries.

  •
  On July 1, 2004, the Supreme Court of Ukraine rejected an appeal lodged by AITI, a Ukrainian broadcasting company, which had sought to challenge the validity of the grant of the 15-hour per day broadcasting license awarded to Studio 1+1 in 1996.

  •
  On July 16, 2004, we acquired 100% of Nova TV (Croatia) and its wholly-owned subsidiary Operativna Kompanija in Croatia for € 20.3 million (approximately US$ 24.7 million at the time of acquisition) (for further information, see Note 9, "Acquisitions and Disposals" to our consolidated financial statements, which are included in this prospectus).

  •
  On July 21, 2004 the Ukrainian Media Council awarded Studio 1+1, our Ukrainian operation, the license to broadcast for the remaining nine hours per day (for further information, see Note 1, "Organization and Business" to our consolidated financial statements, which are included in this prospectus).

  •
  On October 14, 2004 we celebrated the 10th anniversary of our listing on the NASDAQ exchange.

  •
  On December 13, 2004 we entered into the Framework Agreement for the TV Nova Acquisition. In addition, on February 24, 2005, we entered into the Krsak Agreement to acquire the minority interest of Mr. Krsak in CET 21 (for further information, see "Business—Operations by country—Czech Republic").

Future trends

  •
  Our Board, after extensive discussions with both management and external advisors in 2003, agreed on a strategic plan to expand our business. It was decided that our geographic focus would remain Central and Eastern Europe, and that our core business would remain television. We identified three categories of development:

    •
    Acquisition of additional ownership interests in our current operations, which is regarded as the strategy with the least risk due to our knowledge of these operations;

    •
    Acquisition of one or more established businesses in the Balkans, particularly in the states of the former Yugoslavia, which would allow us to capitalize on our success in Slovenia; and

      •
      Acquisition of a broadcaster in one of the substantially larger markets of Central or Eastern Europe in terms of advertising spending, which would likely increase the scale of our business significantly.

  •
  We achieved success in all three categories during the course of 2004.

    •
    In March 2004, we increased our ownership interest in our Romanian operations from 66% to 80%;

    •
    In July 2004, we acquired Nova TV (Croatia) and its wholly-owned subsidiary Operativna Kompanija; and

    •
    On December 13, 2004, we entered into a definitive agreement with the PPF Group to acquire a controlling interest in the TV Nova Group.

  •
  In 2005, we will focus on enhancing the performance of our Croatian operations. We plan to further invest in our Croatian operations and increase our audience share by acquiring higher quality programming and making additional strategic investments in local productions as well as by making limited capital investment in order to extend our technical reach. We expect total investment to exceed US$ 15 million.

  •
  In 2005 we will also focus on the completion of the TV Nova Acquisition and the integration of the TV Nova Group into our operations.

  •
  In the Czech Republic, we anticipate that we will complete the TV Nova Acquisition concurrently with or prior to the completion of this offering. A successful completion of the Krsak Agreement in connection with the TV Nova Acquisition will allow us to terminate most of the litigation surrounding the TV Nova Group and simplify the ownership and operating structure of the TV Nova Group, which will facilitate the integration of the TV Nova Group into our operations. The TV Nova Group reported total net revenues of US$ 207.8 million, operating profit of US$ 92.7 million and net income of US$ 55.0 million for the twelve months ended December 31, 2004. The TV Nova Group reported a depreciation charge of US$ 6.7 million and a net debt position of US$ 67 million as at December 31, 2004. (All of these figures are determined in accordance with US GAAP. The accounting policies used to compile the combined accounts for the TV Nova Group may differ from those we use for our own accounts, and the basis of combining the entities included in the TV Nova Group may differ from the basis of consolidation that we apply to include those entities in our accounts following completion.)

  •
  With the addition of the TV Nova Group to our operations, we would operate a business with significantly higher net revenues and we expect to generate significant positive net income and cash-flow from our operations. See "Unaudited Condensed Pro Forma Consolidated Financial Information". We will also have a large amount of debt on our balance sheet as a result of the financing of TV Nova Acquisition (including indebtedness of the TV Nova Group). However, we believe that the results of operations and our cash flows will be sufficient to meet our debt service obligations.

II. General market information

Markets

Our revenue generating operations are located in Central and Eastern Europe, namely Croatia, Romania, the Slovak Republic, Slovenia and Ukraine. We generate our revenues primarily from the sale of advertising air-time.

We, like other television operators, experience seasonality. Advertising sales tend to be lowest during the third quarter of each calendar year due to the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year. See "Selected Consolidated Financial Data—Quarterly Results and Seasonality" for further discussion.

European Union expansion

Slovenia and the Slovak Republic acceded to the EU in May 2004. It is currently anticipated that Romania and Croatia will accede after 2007. Accession to the EU is likely to bring certain positive developments. All countries joining the EU become subject to EU legislation and we believe that the ongoing progress towards EU accession reduces the political and economic risks of operating in the emerging markets of Central and Eastern Europe. The reduction in political risks may encourage increased foreign investment that will support economic growth. Accession to the EU may also bring certain negative developments. The adoption of EU compliant legislation may result in the introduction of new standards affecting the television broadcasting industry and employment and compliance with such new standards may require increased investments by us.

Television advertising markets

There is no objective source for reliable information on the size of television advertising spending in our markets. The following table sets out our estimates of the development of advertising spending by market in US$ millions.

Country	1999	2000	2001	2002	2003	2004

Croatia						90-100
Romania	65-75	65-75	60-70	65-75	85-95	110-120
Slovak Republic	35-45	35-45	35-45	40-50	60-70	75-85
Slovenia	40-50	40-50	45-55	45-55	45-55	50-60
Ukraine	25-35	40-55	70-85	85-100	100-115	130-140

Television advertising revenues

We derive almost all of our revenue from the sale of television advertising, most of which is sold through media houses and independent agencies. For the year ended December 31, 2004, 93% of our total segment net revenue came from television advertising.

In the countries in which we operate, advertisers tend to allocate their television advertising budgets among channels based on each channel's audience share, audience demographic profile and pricing policy. We generally offer two different bases of pricing to our advertising customers. The first basis is cost per gross rating point (which we refer to as "GRP"). A GRP represents one percent of the population over the age of four. The second basis is rate-card, which reflects the timing and duration of an advertisement. Whether advertising is sold on a

GRP basis or a rate-card basis depends on the dynamics of a particular market and our relative audience share.

Cost per GRP pricing.    Advertising priced on a cost per GRP basis allows an advertiser to specify the number of gross ratings points that it wants to achieve with an advertisement within a defined period of time. We schedule the timing of the airing of the advertisements during such defined period of time, in a manner that enables us both to meet the advertiser's GRP target and to maximize the use and profitability of our available advertising programming time. The price per GRP package varies depending on the demographic group that the advertisement is targeting, the flexibility given to us by advertisers in scheduling their advertisements and the rebates offered by us to advertising agencies and their clients. GRP package sales generally allow for better inventory control than rate-card pricing and optimize the net price per GRP achieved. Generally, we seek to optimize GRP packages to ensure a balance of advertising spots outside of prime time (for example, for each GRP purchased during prime time, the client must also purchase at least one GRP during off-peak.)

Rate-card pricing.    Advertising priced on a rate-card basis is applied to advertisements scheduled at a specific time. The cost of rate card priced advertising is based on the length of the advertisement, the time of the day and the season during which the advertisement is shown. Consistent with industry practice, we provide an incentive rebate on rate-card prices to a number of advertising agencies and their clients.

The majority of our advertising customers commit to annual minimum spending levels. We usually schedule specific advertisements one month in advance of broadcasting them. Prices paid by advertisers, whether they purchase advertising time on a GRP package or rate-card basis, tend to be higher during peak viewing months, particularly during the fourth quarter, than during off-peak months such as July and August. We record our advertising revenue at the time the relevant advertisement is broadcast. As is common in the television broadcasting industry, we provide some advertising agencies and advertisers with incentive rebates. We record advertising revenue net of rebates. Occasionally, we enter into transactions pursuant to which we exchange advertising time for goods and services. We record barter transactions at the fair market value of the goods or services received. Barter transactions represented two percent of our segment net revenue for 2003 and three percent for 2004.

III. Analysis of segment results

Overview

We manage our business on a country-by-country basis and review the performance of each business segment using data that reflects 100% of operating and license company results. Our business segments are comprised of Croatia, Romania, the Slovak Republic, Slovenia and Ukraine.

We evaluate the performance of our business segments based on Segment EBITDA. Segment EBITDA includes STS and Markiza (our operating and license companies in the Slovak Republic) and certain Romanian operations relating to radio broadcasting which are not consolidated under US GAAP.

Our key performance measure of the efficiency of our business segments is EBITDA margin. We define Segment EBITDA margin as the ratio of Segment EBITDA to Segment Net Revenue. We believe a 30% Segment EBITDA margin can be achieved and sustained by each station.

Our assets and liabilities are managed centrally and are reported internally in the same manner as our consolidated financial statements, consequently no segment information is provided in respect of assets and liabilities.

Segment EBITDA is determined as segment net income/loss, which includes costs for program rights amortization, before interest, taxes, depreciation and amortization of intangible assets. Items that are not allocated to our business segments for purposes of evaluating their performance, and therefore are not included in Segment EBITDA, include:

  •
  expenses presented as corporate expenses in our consolidated statements of operations (i.e., corporate operating costs, stock based compensation and amortization of intangibles);

  •
  changes in the fair value of derivatives;

  •
  foreign currency exchange gains and losses; and

  •
  certain unusual or infrequent items (e.g., extraordinary gains and losses, impairments on assets or investments).

We use Segment EBITDA as a component in determining management bonuses.

For a full reconciliation of our Segment Net Revenues and Segment EBITDA by operation to our consolidated US GAAP results for the years ended December 31, 2004, 2003 and 2002 see Note 20, "Segment Data" to our consolidated financial statements, which are included in this prospectus.

A summary of our total Segment Net Revenues, Segment EBITDA and Segment EBITDA margin showing the relative contribution of each Segment, is as follows.

	SEGMENT FINANCIAL INFORMATION
	For the Years Ended December 31,
(US$000's)	2004	(1)	2003	(1)	2002	(1)

Segment Net Revenue
Croatia (NOVA TV)	$9,757	4%	$-	-%	$-	-%
Romania(2)	76,463	31%	51,177	29%	33,547	24%
Slovak Republic (MARKIZA TV)	61,576	25%	50,814	29%	38,397	28%
Slovenia (POP TV and KANAL A)	45,388	18%	37,168	21%	33,864	25%
Ukraine (STUDIO 1+1)	53,351	22%	36,633	21%	31,732	23%

Total Segment Net Revenue	$246,535	100%	$175,792	100%	$137,540	100%

Segment EBITDA
Croatia (NOVA TV)	$(3,756)	(5)%	$-	-%	$-	-%
Romania(2)	25,198	34%	12,206	27%	6,347	20%
Slovak Republic (MARKIZA TV)	18,975	25%	11,657	26%	7,132	23%
Slovenia (POP TV and KANAL A)	19,077	26%	13,173	29%	11,052	35%
Ukraine (STUDIO 1+1)	14,729	20%	7,999	18%	6,890	22%

Total Segment EBITDA	$74,223	100%	$45,035	100%	$31,421	100%

Segment EBITDA Margin	30%		26%		23%

(1) Percentage of Total Segment Net Revenue / Total Segment EBITDA

(2) Romanian channels are PRO TV, PRO CINEMA, ACASA, PRO TV INTERNATIONAL, PRO FM and INFOPRO.

(3) We define Segment EBITDA margin as the ratio of Segment EBITDA to Segment Net Revenue.

Analysis by geographic segment

(A)  Croatia

(US$000's)	SEGMENT FINANCIAL INFORMATION For the Year Ended December 31,(1) 2004

Croatian net revenues	$9,757
Croatian EBITDA	$(3,756)
Croatian EBITDA Margin	(38)%

(1) The results shown are for the period since acquisition of the Croatian operations in July 2004

Market background:    Croatia is our newest market; we acquired our Croatian operations on July 16, 2004. The television advertising market in Croatia has shown growth of approximately four percent in 2004 and is expected to grow at a single digit percentage in 2005. It is expected that Croatia will accede to the EU after 2007.

NOVA TV (Croatia) is ranked fourth (of four channels ranked) in the market based on its national all day audience share of 14.3% in 2004. The major competitors are the two state-owned channels HRT1 and HRT2, with national all day audience shares in 2004 of 39.1% and 17.8%, respectively, and RTL with 16.7%.

  •
  Net revenues for 2004 consisted in part of barter revenue, principally generated from contracts already in existence at the date of acquisition. Most such contracts expired at the end of 2004. New management appointed in September 2004 continues to focus on converting revenues derived from barter to cash.

  •
  Croatian segment EBITDA for 2004 was a loss of US$ 3.8 million which is substantially attributable to a lack of investment in quality programming during the first half of 2004 as well as the impact of advertising agreements entered into on unfavorable terms that were assumed at the completion of our acquisition of the Croatian operations.

    Costs charged in arriving at Segment EBITDA for 2004 included US$ 6.0 million of programming costs and US$ 2.1 million of salaries and related costs.

(B)   Romania

	SEGMENT FINANCIAL INFORMATION
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Romanian net revenues	76,463	51,177	25,286	51,177	33,547	17,630
Romanian EBITDA	25,198	12,206	12,992	12,206	6,347	5,859
Romanian EBITDA Margin	33%	24%	9%	24%	19%	5%

Market background:    Romania is one of the fastest growing economies in Central and Eastern Europe. The television advertising market showed growth of approximately 28% for 2004 and we expect it to show continued strong growth in 2005. We believe that Romania's preparations to accede to the EU after 2007 will continue to support strong growth rates in television advertising spending in the period running up to accession, as has been the experience with other entrants.

PRO TV, our main channel, and ACASA, a cable channel, are ranked second and fourth in the market based on their national all day audience shares in 2004 of 15.8% and 7.4%, respectively. The major competitors are the state channel TVR1 with a national all day audience share of 22.0% and Antena 1, a privately owned channel, with 12.4%. One of the reasons for TVR1's higher all day audience share is that it is the only significant broadcaster with coverage across almost the entire country. Advertisers, however, evaluate audience share within a channel's coverage area and by this measure PRO TV ranks first and ACASA fourth (of seven stations ranked) in all day audience share. Both of our stations cover the important urban markets, which are targeted by advertisers.

In April 2004 our Romanian operation launched a second cable channel PRO CINEMA. It had a national all day audience share of 0.6% in 2004.

  •
  Net revenues for 2004 increased by 49% over 2003 due to several factors. The increase in revenues was primarily due to the growth in the television advertising market, which contributed approximately US$ 14.0 million. The balance of the increase in net revenues, approximately US$ 11.3 million, was due to an increase in prices charged for advertising, additional inventory for advertising spots created by the launch of PRO CINEMA and greater sales of inventory across all of our channels.

    Net Revenues for 2003 increased by 53% over 2002, reflecting the increase in advertising prices and revenues from a conversion of a related-party barter agreement relating to sports programming into a cash generating arrangement.

  •
  Romanian segment EBITDA for 2004 increased by 106% over 2003, delivering an EBITDA margin of 33%, which represents a significant increase over the 24% margin delivered in the prior year.

    Costs charged in arriving at 2004 EBITDA grew by US$ 12.3 million or 32% over 2003. The cost of programming in 2004 increased by US$ 9.4 million or 46% over 2003 due to a 47% increase in the charge for amortization of acquired programming rights and an increase of 46% in local production costs. The increase in amortization of acquired programming was the result of a combination of planned investment in more popular programming, an increase in the price of acquired programming and an increase in hours amortized due to the introduction of the new PRO CINEMA channel. Other operating costs and expenses in 2004 increased by US$ 1.8 million over 2003 mainly as a result of the increase in salary costs and bonuses. In 2003 we recorded a decrease in expenses as a result of bad debt reversals.

    EBITDA for 2003 increased by US$ 5.9 million compared to 2002. Costs charged in arriving at EBITDA for 2003 increased by 43% over 2002, mainly due to higher amortization of programming rights and in increased staff costs following a change in law that increased employer liability for social security charges.

(C)   Slovak Republic

	SEGMENT FINANCIAL INFORMATION
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Slovak Republic net revenues	61,576	50,814	10,762	50,814	38,397	12,417
Slovak Republic EBITDA	18,975	11,657	7,318	11,657	7,132	4,525
Slovak Republic EBITDA Margin	31%	23%	8%	23%	19%	4%

Market background:    The television advertising market showed growth of approximately 11% in local currency terms in 2004. Growth rates were driven by local inflation and the re-allocation of advertising spending to the television advertising market from other advertising media. Measured in US dollars, the television advertising market grew by an estimated 20% in 2004 with the difference in growth from the local market growth being due to the weakening of the US dollar in the period. We anticipate that the television advertising market will grow at a rate between 10% and 20% in 2005. The Slovak Republic acceded to the EU in May 2004.

MARKIZA TV is the leading broadcaster in the Slovak Republic with a national all day audience share in 2004 of 39.8%. The major competitor is the state channel STV1, with a national all day audience share of 20.0%. The national all day audience share of TV JOJ, the only other significant privately owned broadcaster, grew from 11.3% in 2003 to 12.9% in 2004. Following the recent introduction of peoplemeters, the national all day audience share of MARKIZA TV has been 35%.

  •
  Net Revenues increased by 21% in 2004 compared to 2003. Revenue growth in local currency terms in 2004 was seven percent. This was attributable to an expansion of the television advertising market and an increase in our prices early in 2004.

    Net Revenues increased 32% in 2003 compared to 2002, largely due to a weakening US dollar. In local currency terms, revenues grew by seven percent in 2003 compared to 2002, in line with the growth of the television advertising market in that period.

  •
  Slovak Republic Segment EBITDA increased 63% in 2004 compared to 2003 and the EBITDA margin increased to 31% in 2004 from 23% in 2003. Local currency EBITDA growth was 43% in 2004 compared to 2003. Costs charged in arriving at EBITDA in 2003 include a US$ 1.1 million provision for a disagreement over distributions to partners. This expense was reversed in 2004 following a resolution of the disagreement. Significant programming amortization savings were also made in 2004.

    EBITDA in 2003 increased by 63% over 2002, with underlying local currency growth of 36% against 2002. The EBITDA margin increased from 19% EBITDA in 2002 to 23% in 2003.

(D)  Slovenia

	SEGMENT FINANCIAL INFORMATION
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Slovenian net revenues	45,388	37,168	8,220	37,168	33,864	3,304
Slovenian EBITDA	19,077	13,173	5,904	13,173	11,052	2,121
Slovenian EBITDA Margin	42%	35%	7%	35%	33%	2%

Market Background:    The television advertising market in 2004 showed growth of approximately nine percent in local currency terms and 21% in euros, the currency in which the majority of our sales are denominated. Measured in US dollars, the television advertising market grew by an estimated ten percent in 2004 compared to 2003 with the difference in growth from the Euro-denominated growth being the weakening of the US dollar in the period. We expect the market to show slow growth in 2005.

Our channels POP TV and KANAL A were ranked first and fourth (of four stations ranked) in the market in 2004 based on national all day audience shares of 27.6% and 8.3%, respectively. The main competitors are state broadcasters SLO1 and SLO2, with national all day audience shares of 25.8% and 10.6%, respectively.

  •
  Net Revenues increased by 22% in 2004 over 2003, due in part to the weaker US dollar compared to the Euro. In local currency terms, revenues increased by 14% in 2004 compared to 2003. The increase in advertising revenues is a result of higher average prices and increased advertising spending by major advertisers (including Danone, Benckiser Adriatic, Unilever and mobile phone operator Planet). Approximately US$ 3.0 million (7.4%) was due to higher spot prices and approximately US$ 1.6 million (4%) was due to higher sales volumes.

  •
  Net revenues increased ten percent in 2003 compared to 2002. This was due to a weakening US dollar. In local currency terms, revenues decreased by six percent in 2003 compared to 2002, in line with the decrease in the television advertising market compared to 2002, when additional revenues were generated by our broadcast of the 2002 soccer World Cup in which Slovenia participated.

  •
  Slovenian Segment EBITDA increased by 45% in 2004 over 2003, resulting in an EBITDA margin of 42% in 2004 compared to 35% in 2003. This reflects an increase in revenues as well as reductions in operating costs resulting from local management's measures to control programming costs.

  •
  Costs charged in arriving at segment EBITDA in 2004 increased by 10% compared to 2003. In local currency terms, costs charged in arriving at Segment EBITDA increased by two percent. Expenditure on programming was reduced by US$ 0.3 million through changes to the programming schedule. Resolution of uncertainties affecting transmission fees resulted in both lower costs and a provision write-back which together generated a saving of US$ 0.4 million compared to the year 2003.

  •
  EBITDA increased by 19% in 2003 over 2002 following the implementation of cost control measures including spending on programming that limited cost base growth to five percent. Consequently, the EBITDA margin in 2003 increased to 35%, an improvement of two percent over EBITDA in 2002.

(E)   Ukraine

	SEGMENT FINANCIAL INFORMATION
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Ukrainian net revenues	53,351	36,633	16,718	36,633	31,732	4,901
Ukrainian EBITDA	14,729	7,999	6,730	7,999	6,890	1,109
Ukrainian EBITDA Margin	28%	22%	6%	22%	22%	-%

Market Background:    The television advertising market showed growth of approximately 24% for 2004, and we currently anticipate that it will continue to show strong growth in 2005.

STUDIO 1+1 was ranked second based on a national all day audience share of 21.2% in 2004. Following the award of a license for nine additional broadcasting hours, Studio 1+1 increased its broadcasting time from 15 to 24 hours per day since September 2004. The main competitors of Studio 1+1 are Inter, with a national all day audience share of 23.2%, and Novi Kanal, with 10%. STUDIO 1+1's prime time audience share is 27.2% compared to Inter's 26.0%.

  •
  Net Revenues increased by 46% in 2004 over 2003 due in part to an increase in prime time audience share from 25.8% to 27.2% and an exceptionally strong growth rate in the television advertising market.

  •
  Net revenues in 2003 increased by 15% over 2002, which was below the rate of growth for the television advertising market generally due to weaker ratings for STUDIO 1+1 in 2003.

  •
  Ukrainian Segment EBITDA for 2004 increased by 84% over 2003 to US$ 14.7 million, resulting in an EBITDA margin of 28% for 2004, 6% above EBITDA margin in 2003.

  •
  Costs charged in arriving at EBITDA increased by US$ 10.0 million in 2004 compared to 2003. This included a US$ 5.5 million increase in the cost of programming. The increase related primarily to the increased investment in popular Russian programming, the price of which has grown by approximately 40% year on year, as well as the additional cost of programming broadcast on the expanded nine hour schedule since September 2004. Russian programming continues to generate the highest ratings and is essential to maintain strong prime time ratings. Salaries and benefits increased by US$ 1.6 million, a large portion of which was staff bonuses. Transmission costs increased by US$ 1.4 million due to additional hours of broadcasting since September and changes to contractual prices with the provider. Business taxes increased by US$ 0.9 million primarily due to increased withholding tax on syndicated programming.

  •
  EBITDA for 2003 increased by 16% over 2002 to US$ 8.0 million, resulting in an EBITDA margin of 22% for 2003, in line with 2002. Costs charged in arriving at EBITDA grew by US$ 3.8 million in 2003 compared with 2002, an increase of 15%, in line with revenue growth. This was principally due to the increased cost of programming.

Programming payments and program amortization

Our consolidated cost of programming for 2004, 2003 and 2002 were as follows:

	For the Years Ended December 31,
(US$000's)	2004	2003(1)	2002(1)

Production expenses	$29,458	$20,657	$17,137
Program amortization	42,335	30,090	20,423

Cost of Programming	$71,793	$50,747	$37,560

(1)
Restated to reflect the adoption of FIN 46 (R).

The amortization of acquired programming for each of our consolidated operations and for our operations in the Slovak Republic (MARKIZA TV) for 2004, 2003 and 2002 is set out in the table below. For comparison the table also shows the cash paid for programming by each of our operations in the respective periods. The cash paid for programming by our operations in Croatia, Romania, Slovenia and Ukraine is reflected within net cash provided by/(used in) continuing operating activities in our consolidated statement of cash flows.

	For the Years Ended December 31,
(US$000's)	2004	2003(1)	2002(1)

Program amortization:
Croatia (NOVA TV)	$3,695	$-	$-
Romania (PRO TV, ACASA and PRO TV INTERNATIONAL)	18,215	12,413	7,830
Slovenia (POP TV and KANAL A)	5,117	5,326	5,212
Ukraine (STUDIO 1+1)	15,308	12,351	7,381

	42,335	30,090	20,423
Slovak Republic (MARKIZA TV)	9,038	9,392	8,429

	$51,373	$39,482	$28,852

Cash paid for programming:
Croatia (NOVA TV)	$3,076	$-	$-
Romania (PRO TV, ACASA and PRO TV INTERNATIONAL)	22,164	14,876	9,570
Slovenia (POP TV and KANAL A)	5,177	5,587	4,380
Ukraine (STUDIO 1+1)	21,022	11,534	9,343

	51,439	31,997	23,293
Slovak Republic (MARKIZA TV)	8,120	9,088	7,787

	$59,559	$41,085	$31,080

(1)
Restated to reflect the adoption of FIN 46 (R).

IV. Analysis of the results of consolidated operations

Overview

We consolidate the financial statements of entities in which we hold more than a majority voting interest and also those entities which are deemed to be a Variable Interest Entity of which we are the primary beneficiary as defined by FIN 46 (R). (For further discussion, see

Note 2, "Summary of Significant Accounting Policies" and Note 25, "Subsidiaries and Investments" to our consolidated financial statements, which are included elsewhere in this prospectus). We consolidate our operations in Croatia, Romania (with the exception of Radio Pro), Slovenia and Ukraine.

Entities in which we hold less than a majority voting interest but over which we have the ability to exercise significant influence are accounted for using the equity method. We account for our operations in the Slovak Republic in this manner.

IV (a) Consolidated net revenues comparative for 2004 - 2002

	Consolidated Net Revenues
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Croatia	$9,757	$-	$9,757	$-	$-	$-
Romania	73,843	51,177	22,666	51,177	33,547	17,630
Slovenia	45,388	37,168	8,220	37,168	33,864	3,304
Ukraine	53,351	36,633	16,718	36,633	31,732	4,901

Total Consolidated Net Revenues	$182,339	$124,978	$57,361	$124,978	$99,143	$25,835

Our consolidated net revenues increased by 46% in 2004 over 2003 due to:

  •
  US$ 9.8 million of net revenues from our Croatian operations following our acquisition in July 2004 as described above in "Analysis of Segment Results";

  •
  A 44% increase in the net revenues of our Romanian operations as described above in "Analysis of Segment Results";

  •
  A 22% increase in the net revenues of our Slovenian operations as described above in "Analysis of Segment Results"; and

  •
  A 46% increase in the net revenues of our Ukrainian operations as described above in "Analysis of Segment Results".

Our consolidated net revenues increased by 26% in 2003 over 2002 due to a:

  •
  53% increase in the net revenues of our Romanian operations as described above in "Analysis of Segment Results";

  •
  10% increase in the net revenues of our Slovenian operations as described above in "Analysis of Segment Results"; and

  •
  15% increase in the net revenues of our Ukrainian operations as described above in "Analysis of Segment Results".

IV (b) Station operating costs and expenses comparative for 2004 - 2002

	Consolidated Station Operating Costs and Expenses
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Croatia	$10,163	$-	$10,163	$-	$-	$-
Romania	45,244	36,329	8,915	36,329	27,001	9,328
Slovenia	23,388	21,862	1,526	21,862	20,926	936
Ukraine	33,276	24,440	8,836	24,440	19,680	4,760

Total Consolidated Station Operating Costs and Expenses	$112,071	$82,631	$29,440	$82,631	$67,607	$15,024

Total consolidated station operating costs and expenses (including amortization of programming rights and depreciation of fixed assets and other intangibles) increased by 36% in 2004 compared to 2003 primarily due to:

  •
  US$ 10.2 million of station operating costs and expenses relating to our Croatian operations, acquired on July 16, 2004;

  •
  A 25% increase in the station operating costs and expenses of our Romanian operations. Programming amortization increased by US$ 5.8 million due to increases in the prices of acquired programming, increased spending on programming to schedule for extra hours of programming following the launch of PRO CINEMA, and a US$ 3.2 million increase in production expenses; and

  •
  A 36% increase in the station operating costs and expenses of our Ukrainian operations. Programming amortization increased by US$ 3.0 million and production expenses increased by US$ 2.7 million due to a combination of extra hours in the programming schedule since September 2004 and increases in the prices of Russian programming. Salaries and benefits increased by US$ 1.6 million, a large portion of which were staff bonuses. Transmission costs and business taxes increased by US$ 1.4 million and US$ 0.9 million respectively.

Total station operating costs and expenses (including amortization of program rights and depreciation of fixed assets and other intangibles) increased by 22% in 2003 compared to 2002 primarily due to a:

  •
  35% increase in the station operating costs and expenses of our Romanian operations, including an increase in programming amortization by US$ 4.6 million due to increased investment in programming, including sports programming that was previously acquired pursuant to a related party barter agreement, and a US$ 5.5 million increase in salary costs due to: (i) a change in domestic legislation effective in January 2003, which increased employers' liability for social security charges; (ii) salary increases that were deferred for two years; and (iii) bonus incentive payments reflecting outstanding performance; and

  •
  24% increase in the station operating costs and expenses of our Ukrainian operations, including an increase in programming amortization by US$ 5.2 million primarily as a result of investment in additional Russian programming, the price of which increased by approximately 40% over the preceding year.

IV (c) Station selling, general and administrative expenses comparative for 2004 - 2002

	Consolidated Station Selling, General and Administrative Expenses
	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Croatia	$4,524	$-	$4,524	$-	$-	$-
Romania	6,442	5,503	939	5,503	5,125	378
Slovenia	4,577	3,518	1,059	3,518	2,939	579
Ukraine	6,569	5,224	1,345	5,224	6,192	(968)

Total Consolidated Station Selling, General and Administrative Expenses	$22,112	$14,245	$7,867	$14,245	$14,256	$(11)

Total consolidated station selling, general and administrative expenses increased by 55% in 2004 compared to 2003 primarily due to:

  •
  US$ 4.5 million of station selling, general and administrative expenses from our newly acquired Croatian operations;

  •
  A 17% increase in the station selling, general and administrative expenses of our Romanian operations. This increase is primarily due to a lower release of bad debt provision compared to 2003 and an increase in marketing and research expenses;

  •
  A 30% increase in the station selling, general and administrative expenses of our Slovenian operations due to an increase in marketing and research expenses; and

  •
  A 26% increase in the station selling, general and administrative expenses of our Ukrainian operations due to an increase in operational taxes and additional market research to support our successful tender for the license to broadcast an additional nine hours per day.

Station selling, general and administrative expenses decreased by US$ 0.01 million in 2003 compared to 2002 primarily due to a:

  •
  7% increase in the station selling, general and administrative expenses of our Romanian operations. This increase is primarily due to an increase in local accounting and legal services off-set by a decrease in our bad debt provision; and

  •
  20% increase in the station selling, general and administrative expenses of our Slovenian operations due to the weakening of the US dollar. In local currency terms, costs increased by 3%;

off-set by a:

  •
  16% decrease in the station selling, general and administrative expenses of our Ukrainian operations. This decrease is primarily due to a charge in 2002 for withholding tax and a reclassification to production costs.

IV (d) Consolidated results excluding net revenues, station operating costs and expenses and station selling, general and administrative expenses for 2004 - 2002

	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Corporate operating costs (including non-cash stock based compensation)	29,185	32,512	(3,327)	32,512	15,814	16,698
Amortization of intangibles	231	-	231	-	-	-
Interest income	4,318	5,507	(1,189)	5,507	1,841	3,666
Interest expense	(1,203)	(12,010)	10,807	(12,010)	(17,453)	5,443
Foreign currency exchange gain/(loss), net	(574)	(10,023)	9,449	(10,023)	(10,247)	224
Other income/(expense)	(698)	(2,458)	1,760	(2,458)	1,738	(4,196)
Change in fair value of derivative	-	-	-	-	1,108	(1,108)
Loss on write down of investment	-	-	-	-	(2,685)	2,685
Provision for income taxes	(11,089)	(3,760)	(7,329)	(3,760)	(3,746)	(14)
Minority interest in (income)/loss of consolidated subsidiaries	(4,106)	(676)	(3,430)	(676)	(576)	(100)
Equity in income/(loss) of unconsolidated affiliates	10,619	3,629	6,990	3,629	3,448	181
Discontinued operations	2,524	370,213	(367,689)	370,213	10,922	359,291

Corporate operating costs (including non-cash stock based compensation) for 2004, 2003 and 2002 were as follows:

	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Corporate operating costs (excluding non-cash stock based compensation and satellite costs)	$19,083	$16,006	3,077	$16,006	$11,937	$4,069
Satellite costs	-	3,297	(3,297)	3,297	123	3,174
Corporate operating costs (excluding non-cash stock based compensation)	$19,083	$19,303	(220)	$19,303	$12,060	$7,243

Non-cash stock based compensation	10,102	13,209	(3,107)	13,209	3,754	9,455

Corporate operating costs (including non-cash stock based compensation)	$29,185	$32,512	(3,327)	$32,512	$15,814	$16,698

  •
  The increase in corporate costs (excluding non-cash stock-based compensation) in 2004 compared to 2003 was influenced by a 10% strengthening of the British pound (the currency in which most of our corporate expenses are denominated) against the US dollar. We estimate this added approximately US$ 1.0 million to corporate operating costs (excluding non-cash stock-based compensation) in the period. The main operating cost changes were:

        1.     An increase in corporate operating costs of US$ 3.1 million principally due to:

          •
          an increase in staff related costs caused in part by an increase in corporate staff from 20 to 27 (including three staff primarily focused on internal audit work related to Sarbanes-Oxley requirements);

          •
          an increase in travel expenses as a result of implementation of Sarbanes-Oxley certification requirements in respect of internal controls and travel related to business development and station visits;

          •
          an increase in press and public relations expenses due to the acquisition of our Croatian operations and the TV Nova Acquisition in the Czech Republic as well as costs associated with our celebration of the 10th anniversary of our listing on NASDAQ; and

          •
          increased business development expenses incurred in researching potential acquisition targets; partly off-set by

          •
          decreases in legal fees following the successful resolution of our arbitration in the Czech Republic and by a reduction in our insurance costs.

        2.     Additionally, a charge of US$ 3.3 million was recognized in 2003 relating to the termination of our corporate satellite contracts previously used to distribute signals for some of our channels. No such charge was recognized in 2004.

    •
    The increase in 2003 compared to 2002 is primarily due to the costs set out below and was further influenced by an eight percent strengthening of the British pound (the currency in which most of our corporate expenses are denominated) against the US dollar. We estimate this added approximately US$ 0.7 million to corporate operating costs in the period. The main cost changes were:

        1.     An increase in corporate operating costs of US$ 4.1 million principally due to:

          •
          an increase in staff-related costs due to an increase in the number of corporate staff from 18 to 20;

          •
          an increase in travel expenses as a result of station visits and business development related travel; and

          •
          an increase in legal and professional fees of US$ 2.5 million arising primarily from the implementation of Sarbanes-Oxley requirements, including additional audit, audit related and legal costs in respect of compliance, and recruitment costs, including CEO and CFO recruitment.

        2.     Additionally, a charge of US$ 3.3 million was recognized in 2003 relating to the termination of our remaining corporate satellite contracts.

  Non-cash stock-based compensation costs increased in 2004 over 2003 and 2003 over 2002 primarily due to an increase in the charge in respect of options awarded in prior periods which are accounted for under FIN44. This charge is driven by the movement in the price of our stock during the periods. Our stock price per share increased by 125% in 2004 over 2003 and 201% in 2003 over 2002. (For further discussion, see Note 13, "Stock Option Plans" to our consolidated financial statements, which are included in this prospectus).

Amortization of intangibles for 2004 was US$ 0.2 million. This represents the charge for the period following the purchase price allocation of our increased investment in our Romanian operations. (For further discussion, see Note 8, "Goodwill and Intangible Assets"). There was no charge in 2003 or 2002 as a result of our adoption of FAS 142 "Goodwill and Intangible Assets". We have performed impairment reviews on our intangible assets, which have indefinite lives, on an annual basis and believe that they were not impaired in 2004, 2003 or 2002.

Interest income decreased by US$ 1.2 million in 2004 compared to 2003 primarily as a result of a higher average cash balance in 2003 compared to 2004 and investments in short-term securities. Interest income increased by US$ 3.7 million in 2003 compared to 2002 primarily as a result of US$ 4.1 million of interest income resulting from the investment of our US$ 358.6 million UNCITRAL Award in May 2003 in short-term securities.

Interest expense decreased by US$ 10.8 million in 2004 compared to 2003 and by US$ 5.4 million in 2003 compared to 2002 primarily as a result of the repayment of all outstanding corporate debt between May and August 2003: in particular, our US$ Senior Notes (US$ 100 million) and Euro Senior Notes (Euro 71.6 million, approximately US$ 96.8 million); our outstanding debt and accrued interest with GoldenTree Asset Management in the sum of US$ 15.3 million; and our outstanding debt and accrued interest to Czech Sporitelna Bank for a sum of CZK 253.3 million (approximately US$ 11.3 million).

Foreign currency loss:    The foreign currency exchange loss in 2004 of US$ 0.6 million compared to US$ 10.0 million in 2003 was primarily the result of the impact of the Euro strengthening by six percent against the US dollar in 2004. This affected the Euro denominated portion of our Senior Notes which were retired in August 2003.

The foreign currency exchange losses in 2003 and 2002 are a result of a significant weakening of the US dollar during 2003 against the Euro and the Czech koruna. This weakening affected the Euro denominated portion of our Senior Notes obligations and the outstanding Czech koruna denominated debt. The Euro denominated Senior Notes and the Czech koruna denominated debt were retired in August 2003 and May 2003, respectively, when the US dollar was particularly weak against these currencies.

Other income/(expense) was an expense of US$ 0.7 million in 2004 primarily as a result of a US$ 0.6 million charge in relation to the put option regarding our Slovenian operations (for further discussion, see Note 14, "Commitments and Contingencies" to our consolidated financial statements, which are included in this prospectus) as well as penalties on withholding tax, partially off-set by a write back of tax provisions no longer required.

Other income/(expense) was an expense of US$ 2.5 million in 2003 compared to an income of US$ 1.7 million in 2002 that resulted from capital debt costs being written off following the repurchase and early redemption of our Senior Notes in 2003.

Change in fair value of derivative: In November 2001, we entered into a "swaption" agreement with the Royal Bank of Scotland which was cancelled in the second quarter 2002. The net change in fair value of derivative of US$ 1.1 million is the net result of the cancellation. No such fair valuation was recorded in 2003.

Loss on write down of investment arose in 2002 because we wrote down our investment in STS by US$ 2.7 million in connection with our acquiring a 34% ownership interest in Markiza.

Provision for income taxes: Provision for income taxes was US$ 11.1 million in 2004, US$ 3.8 million in 2003 and US$ 3.7 million in 2002. The increase in 2004 is primarily due to our operations having higher taxable profits.

Minority interest in income of consolidated subsidiaries: Minority interest in the income of consolidated subsidiaries was US$ 4.1 million in 2004 compared to US$ 0.7 million in 2003 and US$ 0.6 million in 2002. Under US GAAP the controlling shareholder normally consolidates all losses on the basis that other shareholders cannot be compelled to and are not expected to be able to fund the company's losses. A cash contribution of US$ 1.3 million in 2002 by the minority shareholders of MPI has allowed us to recoup a like amount of previously recognized losses. Other small movements reflect changes in the minority interest in other group companies.

Equity in income of unconsolidated affiliates: As explained in "Business" some of our broadcasting licenses are held by unconsolidated affiliates over which we have minority blocking rights but not majority control. These affiliates are accounted for using the equity method.

Equity in income of unconsolidated affiliates was US$ 10.6 million for 2004 compared to US$ 3.6 million for 2003 and US$ 3.4 million for 2002 as detailed below:

	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Slovak Republic operations	$10,382	$4,521	$5,861	$4,521	$4,169	$352
Romanian operations	237	(215)	452	(215)	(1,611)	1,396
Slovenian operations	-	(677)	677	(677)	890	(1,567)

Equity in income of unconsolidated affiliates	$10,619	$3,629	$6,990	$3,629	$3,448	$181

Discontinued operations:    The amounts charged to the consolidated income statement in respect of discontinued operations are as follows:

	For the Years Ended December 31,
(US$000's)	2004	2003	Movement	2003	2002	Movement

Czech Republic
Gain/(loss) on disposal of discontinued operations	$146	$384,213	(384,067)	$384,213	$11,922	$372,291
Tax on disposal of discontinued operations	2,378	(14,000)	16,378	(14,000)	(1,000)	(13,000)

Discontinued operations	$2,524	$370,213	(367,689)	$370,213	$10,922	$359,291

Czech Republic

On June 19, 2003, our Board of Directors decided to withdraw from operations in the Czech Republic. On October 23, 2003 we sold our 93.2% participation interest in CNTS, our Czech operating company, for US$ 53.2 million.

The revenues and expenses of the Czech operations and the award income and related legal expenses have therefore all been treated as discontinued operations for the year 2004 and the prior year comparatives have been reclassified.

For additional information, see Note 22, "Discontinued Operations" to our consolidated financial statements, which are included in this prospectus.

IV (e) Consolidated balance sheet as at December 31, 2004 compared to December 31, 2003

Following the acquisition of Nova TV (Croatia) and OK in Croatia and with respect to our consolidated balance as at December 31, 2004, our consolidated current assets increased by US$ 8.7 million, our consolidated non-current assets increased by US$ 12.8 million, our consolidated current liabilities increased by US$ 18.7 million (US$ 17.0 million of which is included in accounts payable and accrued liabilities) and our consolidated non-current liabilities increased by US$ 2.0 million. In addition, we have recorded US$ 31.4 million of goodwill and US$ 6.4 million of deferred consideration in our consolidated balance sheet as at December 31, 2004 (for further information, see Note 9, "Acquisitions and Disposals" to our consolidated financial statements, which are included in this prospectus).

Our current income taxes payable have decreased US$ 8.3 million primarily due to our US$ 9.0 million payment to the Dutch Tax Authorities in February 2004 (for further information, see Note 14, "Commitments and Contingencies" to our consolidated financial statements, which are included in this prospectus). As at December 31, 2004 we have recorded a US$ 7.1 million deferred tax liability (US$ 6.2 million in non-current liabilities and US$ 0.9 million in current liabilities) as a result of the impact of applying SFAS 109, "Accounting for Income Taxes" to intangibles recognized in the period following our fair value exercise in respect of recent acquisitions. As at December 31, 2004 we have also recorded US$ 10.8 million of acquisition costs in relation to the TV Nova Acquisition (for further information, see Note 17, "Acquisition Costs" to our consolidated financial statements, which are included in this prospectus).

V. Liquidity and Capital Resources

Summary

As at December 31, 2004, we had US$ 152.6 million of cash and cash equivalents compared to US$ 192.2 million as at December 31, 2003. The principal reasons for the decrease of US$ 39.6 million are as follows:

  •
  US$ 20.3 million payments in connection with the acquisition of an additional 14% ownership interest in our Romanian operations (for further information, see Note 9, "Acquisitions and Disposals" to our consolidated financial statements, which are included in this prospectus);

  •
  US$ 19.0 million payments in connection with the first payment for our acquisition of 100% of Nova TV (Croatia) and a further US$ 10.3 million reclassified to restricted cash, representing money held in escrow as the maximum amount payable in respect of the remaining 25% of the acquisition price of Nova TV (Croatia) (for further information, see Note 9, "Acquisitions and Disposals" to our consolidated financial statements, which are included in this prospectus); and

  •
  US$ 11.0 million payments to the Dutch tax authorities (see, Note 14, "Commitments and Contingencies" to our consolidated financial statements, which are included in this prospectus);

offset by

  •
  A US$ 20.3 million receipt on July 14, 2004 pursuant to our sale of CNTS in October 2003 (for further information, see Note 7, "Other Receivable" to our consolidated financial statements, which are included in this prospectus).

We believe that our current cash resources are sufficient to allow us to continue operating for at least the next 12 months and we do not anticipate additional cash requirements in the near future, subject to the matters disclosed under "Contractual Cash Obligations" and "Cash Outlook", below.

Contractual Cash Obligations

Our future contractual obligations as at December 31, 2004 are as follows:

	Payments due by period
Contractual Obligations (US$ 000's)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt	$21,018	$2,921	$13,662	$4,114	$321
Capital Lease Obligations	1,316	464	428	272	152
Operating Leases	6,829	1,783	3,011	1,641	394
Unconditional Purchase Obligations	19,423	18,865	425	106	27
Other Long-Term Obligations	9,296	2,083	4,165	3,048	-

Total Contractual Obligations	$57,882	$26,116	$21,691	$9,181	$894

As at December 31, 2004, we had the following debt:

(1)   A facility of up to Euro 8.0 million (approximately US$ 10.8 million) pursuant to a loan agreement among Pro Plus, Bank Austria Creditanstalt d.d. ("BACA") and Nova Ljubljanska banka d.d. which matures in February 2009. As at December 31, 2004 Euro 6.5 million (approximately US$ 8.8 million) (December 31, 2003: Euro 8.0 million, approximately US$ 10.1 million) was drawn by our Slovenian operating company under these agreements. This secured loan bears a variable interest rate of the European Inter-Banking Official Rate ("EURIBOR") 6 month rate plus 3.0% (EURIBOR—6 month as at December 31, 2004 was 2.1%). As at December 31, 2004 a rate of 5.1% applied to this loan. This loan facility is secured by the real property, fixed assets and receivables of Pro Plus, which as at December 31, 2004 have a carrying amount of approximately US$ 25.4 million. Principal payments of Euro 1.5 million (approximately US$ 2.0 million) were made on these loans in 2004.

(2)   A loan of Sk187 million (approximately US$ 6.6 million) (December 31, 2003: Sk187 million, approximately US$ 5.7 million) from our non-consolidated affiliate, STS. This loan bears a variable interest rate of the Bratislava Inter Bank Official Rate ("BRIBOR") 3 month rate plus 2.2% (BRIBOR—3 month as at December 31, 2004 was 4.3%). The loan is due to be repaid in full on December 1, 2005. No principal payments were made on this loan in 2004.

(3)   A total of Euro 1.0 million (approximately US$ 1.3 million) was drawn down on three loan agreements our Croatian operations have with Hypo Alpe-Adria-Bank d.d. These loans bear a variable interest rate of the EURIBOR 3 month rate plus 2.5%. As at December 31, 2004 a rate of 4.65% applied to these loans. These loan facilities are secured by the real property and fixed assets of OK, which as at December 31, 2004, have a carrying amount of approximately US$ 1.8 million. Principal payments of Euro 0.1 million (approximately US$ 0.1 million) were made on these loans in 2004.

(4)   An amount of Euro 0.03 million (approximately US$ 0.03 million) was drawn down on a fourth loan agreement our Croatian operations have with Hypo Alpe-Adria-Bank d.d. This loan bears a fixed interest rate of 7.25%.

(5)   Euro 0.2 million (approximately US$ 0.3 million) was drawn down by our Croatian operations under a loan agreement with BKS Bank fur Karnten and Steiermark AG. This loan bears a variable interest rate of the EURIBOR 3 month rate plus 3.0%. As at December 31, 2004 a rate of 5.15% applied to this loan. Principal payments of Euro 0.1 million (approximately US$ 0.1 million) were made on these loans in 2004.

In addition to the above, one of our non-consolidated entities had the following loan:

(1)   On July 24, 2002 STS, a 49% owned affiliate, obtained from Vseobecna uverova banka, a.s. ("VUB") a mid-term facility of SKK 100 million (US$ 3.5 million). This facility matures in December 2005, and bears a variable interest rate of the BRIBOR 3 month rate plus 1.7% (BRIBOR—3 month as at December 31, 2004 was 4.3%) and is secured by a pledge of certain fixed and current assets. The nominal value of receivables under pledge according to the contract is US$ 2.5 million.

As at December 31, 2004, we had programming rights commitments (included within "Unconditional Purchase Obligations" in the chart above) of US$ 18.1 million in respect of future programming which includes contracts signed with license periods starting after December 31, 2004 (2003: US$ 8.2 million).

Included in Other Long-Term Obligations are our commitments to the Dutch tax authorities (see Note 14, "Commitments and Contingencies" to our consolidated financial statements, which are included in this prospectus).

See also Note 26, "Subsequent Events" to our consolidated financial statements, which are included in this prospectus, for information relating to our obligations under the Framework Agreement for the TV Nova Acquisition.

Sources and Uses of Cash

Our ongoing source of cash in the operating stations is primarily the receipt of payments from advertisers and advertising agencies. This may be supplemented from time to time by local borrowing. Surplus cash generated in this manner, after funding the ongoing station operations, may be remitted to us, or to other shareholders where appropriate. Surplus cash is remitted to us in the form of debt interest payments and capital repayments, dividends, and other distributions and loans from our subsidiaries and equity accounted investments.

The laws under which our operating companies are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of our Dutch and Netherlands Antilles subsidiaries, our voting power is sufficient to compel the making of distributions.

In the case of Nova TV (Croatia), distributions may be paid from net profits subject to a reserve of 5% of annual profits until the aggregate reserves equal 5% of the registered capital of Nova TV (Croatia). In the case of Pro TV, distributions may be paid from the profits of Pro TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of Pro TV's registered capital. A majority vote is required in order to compel Pro TV to make distributions and we have sufficient voting power to compel distributions of dividends.

In the case of STS, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. We cannot compel the distributions of dividends by STS.

In the case of Pro Plus, distributions may be paid from the profits of Pro Plus, subject to the establishment from accumulated profits of a reserve equal to 10% of registered capital. We have a sufficient majority to compel distributions of dividends from Pro Plus.

In the case of Innova and IMS, distributions may be paid from their profits and there is no reserve requirement for either company. Our voting power in Innova and IMS is sufficient to compel the distribution of dividends.

In the Slovak Republic, STS has made dividend distributions to us in 2003 and 2004, while in Slovenia, Pro Plus has made dividend distributions to us in 2004.

As at December 31, 2004 and 2003 the operations had the following unsecured balances owing to their respective holding companies:

	As at December 31,
Country (US $000's)	2004	2003

Croatia	$11,087	$-
Romania(1)	37,109	37,756
Slovak Republic	-	350
Slovenia	1,590	77
Ukraine	13,459	16,243

Total	$63,245	$54,426

(1)   In 2003, our Romanian balances were restructured to facilitate repatriation of certain amounts provided to our Romanian operations. This had the effect of reducing the receivable by an amount of approximately US$ 6 million that will be recovered through interest charges over the remaining term.

Prior to making investments in associated companies, borrowing or repayment of third party overdraft or debt, or payments to us in excess of current year recharges, our continuing consolidated operating stations generated cash of US$ 9.0 million in 2004 compared to

US$ 18.4 million in 2003. The decrease in net cash paid to us is primarily due to negative cash flows arising out of our new Croatian operations in 2004 and higher capital investment and income tax payments. STS, our equity accounted affiliate, generated cash of US$ 6.8 million in 2004 (2003: US$ 7.0 million).

Cash Outlook

Our future cash needs will depend on our overall financial performance, the completion of the TV Nova Acquisition as well as any future investment and development decisions. We anticipate completing the TV Nova Acquisition, which will include closing a transaction for external financing that will be required to fund this acquisition concurrently with or prior to the completion of this offering. We believe that, taken together, our current cash balances, the proposed external financing, internally generated cash flow and local financing of broadcast operations should result in us having adequate cash resources to meet our debt service and other financial obligations for the next 12 months.

On July 16, 2004, we acquired Nova TV (Croatia). We are also planning to further invest in our Croatian operations. We anticipate that we can increase our audience share by acquiring higher quality programming and making additional strategic investments in local productions as well as by limited capital investment in order to extend our technical reach. We expect total investment to exceed US$ 15 million.

On December 13, 2004, we entered into a definitive agreement with PPF to acquire an 85% ownership interest in the TV Nova Group in the Czech Republic. We expect the closing of the acquisition of the TV Nova Group to occur concurrently with or prior to the completion of this offering. On February 24, 2005, we entered into the Krsak Agreement, which provides for our acquiring the 16.67% ownership interest of Mr. Krsak in CET 21. We expect the transfer of Mr. Krsak's entire minority ownership interest in CET 21 (which we refer to as the "Krsak Interest") to us to occur by the third quarter of 2005.

The aggregate purchase price for the TV Nova Acquisition and the Krsak Interest is currently estimated to be approximately US$ 661 million, consisting of US$ 540.1 million in cash and the issuance of 3.5 million unregistered shares of our Class A Common Stock to PPF. The purchase price is subject to adjustments for changes in the debt and working capital levels of the TV Nova Group between the signing date and the closing date of the TV Nova Acquisition. See "Risk factors" and "Business—Operations by country—Czech Republic".

The PPF Call represents a call option on the remaining 15% ownership interest in the TV Nova Group held by PPF that is exercisable at any time after the closing date of the TV Nova Acquisition. The call price is capped at 25% of the adjusted purchase price for the TV Nova Acquisition, subject to certain adjustments and other terms. It is estimated that the call price will be approximately US$ 205.6 million, subject to adjustment. PPF has an option to put to us its 15% ownership interest in the TV Nova Group, exercisable from the first anniversary of the closing date of the TV Nova Acquisition for an exercise price that is the lesser of (i) 15% of the independently appraised value of the TV Nova business at the time of the exercise of the put and (ii) 15% of the adjusted purchase price of the TV Nova Acquisition, subject to certain adjustments and other terms.

The closing of the TV Nova Acquisition is subject to the satisfaction of a number of conditions. In the event the conditions to the completion of the TV Nova Acquisition are not satisfied by October 1, 2005 or are not waived, the Framework Agreement will terminate. Both we and PPF are subject to a payment of a fee of US$ 25.0 million if either side fails to satisfy the conditions to closing as defined in the Framework Agreement.

The Krsak Agreement is also subject to a number of conditions, including the withdrawal of all outstanding legal proceedings by Mr. Krsak relating to the TV Nova business. A failure by one of the parties to fulfill conditions under the Krsak Agreement may result in penalty payments being assessed against such party or may allow the other party to terminate the Agreement.

External financing of approximately euro 350 million will be required to fund the TV Nova Acquisition. We do not anticipate that external financing will be required to fund the Krsak Agreement. We currently have a commitment from a number of financing sources, including certain of our underwriters and their affiliates, for a bridge loan which may be drawn down to finance part of the TV Nova Acquisition if other debt financing is not completed prior to, or concurrent with, the closing of such acquisition.

The completion of the TV Nova Acquisition, the purchase of the Krsak Interest and the exercise of the PPF Call and the related financings will increase our leverage and we will have significant debt service obligations. In addition, the terms of our indebtedness will restrict the manner in which our business is conducted, including the incurrence of additional indebtedness, the making of investments, the payment of dividends or the making of other distributions, entering into certain affiliate transactions and the sale of assets.

With the completion of a public offering of equity and private offering of debt in connection with the completion of the TV Nova Acquisition or, if exercised, the PPF Call, we would continue to expect that cash balances, internally generated cash flow and local financing of broadcast operations should result in us having adequate cash resources to meet our debt service and other financial obligations for the next 12 months.

Tax inspections

Pro Plus has been the subject of an income tax inspection by the Republic of Slovenia tax authorities for the years 1995 to 1998. As a result of these inspections the Slovenian tax authorities had levied an assessment seeking unpaid income taxes, customs duties and interest charges of SIT 1,073,000,000 (approximately US$ 6.1 million). The Slovenian authorities have asserted that capital contributions and loans made by us in the years 1995 and 1996 to Pro Plus should be deemed extraordinary revenue to Pro Plus. On this basis, the Slovenian authorities claim that Pro Plus made a profit in 1995 and 1996 for which it owes income taxes and interest. Additionally, the Slovenian tax authorities claim that the fixed assets imported as capital contributions were subject to customs duties which were not paid. On February 9, 2001, the Slovenian tax authorities approved the cash capital contributions for 1995 and 1996. This has reduced the assessment to SIT 636,800,000 (approximately US$ 3.6 million). The matter has been submitted to the Administrative Court of Ljubljana for a hearing, although currently no date is set for the hearing. The tax authorities have agreed not to take any action until a decision is issued by the court.

Off-balance sheet arrangements

None.

VI. Critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements that are included below in this prospectus. The preparation of these financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Program Rights Cost—Program Rights Costs consists of programming acquired from third parties and programming produced locally and forms an important component of our station broadcasting schedules. These Program Rights Costs are amortized on a systematic basis over their expected useful lives. During 2004 we initiated a review of our program rights cost policy. Effective from October 1, 2004 we changed our amortization policy. The policy was changed after a comprehensive examination of past periods ratings allocation to both first and second runs. In the first three quarters the film licenses were amortized 90% after the first run and 10% after the second run. Series were amortized 100% after the first run in proportion to the numbers of shows. In the last quarter, after the change, both films and series are amortized 65% after the first run and 35% after the second run. The impact of the change is a lower amortization charge of approximately US$ 3.0 million for the year 2004.

Valuation of Goodwill and Other Intangible Assets—We have acquired significant intangible assets that are valued and recorded. Intangible assets include goodwill, broadcast license costs license acquisition costs and trademarks, all of which are not amortized under FAS No.142. We assess the carrying value of these assets on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important, which could trigger an impairment review are: under-performance of projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends.

Our annual assessment of the carrying value of an intangible asset not subject to amortization is based on discounted future cash flows. When an impairment review is undertaken, whether it be our annual assessment or if events or changes in circumstances indicate such carrying value may not be recoverable, certain variables are utilized in determining cash flows: discount rates, terminal values, the number of years on which to base the cash flow projections as well as the assumptions and estimates used to determine the cash inflows and outflows. We believe that our assumptions are appropriate.

In addition, we have acquired intangible assets that were subject to amortization during 2004. These consist of customer relationships and were valued as part of the increase in our ownership of our Romanian operations. We determined that these customer relationships to have a finite life and will be amortizing them over 8 years. An impairment of an intangible asset, subject to amortization, may occur if events or changes in circumstances indicate that such carrying value may not be recoverable in accordance with FAS No. 144.

Bad Debt Provision—We maintain a bad debt provision for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, additional allowances may be required in future periods. We periodically review the accounts receivable balances and our historical bad debt, customer concentrations and customer creditworthiness when evaluating the adequacy of our provision.

Deferred Tax—We recognize deferred tax assets if it is probable that sufficient taxable income will be available in future periods against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

VII. Related party matters

Overview

There is a limited local market for many specialist television services in the countries in which we operate, many of which are provided by parties known to be connected to our local shareholders. As stated in FAS 57 "Related Party Disclosures", transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. We will continue to review all of these arrangements.

We consider related parties to be those shareholders who have direct control and/or influence and other parties that can significantly influence management; a "connected" party is one in which we are aware of a family or business connection to a shareholder.

Related party loans

A table of outstanding loans and advances to related parties in all countries in which we operate is shown below.

	As at December 31, (US$ 000's)
	2004	2003

Consolidated Balance Sheet Items—Current Assets
Loans to related parties
Boris Fuchsmann	$300	$1,200
Inter Media	-	1,302
Media Pro Pictures	-	1,347

	$300	$3,849

Consolidated Balance Sheet Items—Non-Current Assets
Loans to related parties
Boris Fuchsmann	$2,525	$1,883

We received payments against our related party loans during 2004, such that the current portion of the loans was reduced to US$ 0.3 million at December 31, 2004 from US$ 3.8 million at December 31, 2003. Non-current loans to related parties increased in the year to US$ 2.5 million at December 31, 2004 from US$ 1.9 million at December 31, 2003. This reflects a movement of balances from current loans to non-current loans.

Croatia

We have no related party transactions in Croatia.

Romania

We and Mr. Sarbu are shareholders in MPI, Pro TV and Radio Pro. Our Cooperation Agreement with Mr. Sarbu requires that related party transactions be approved by a majority vote of the shareholders. The approval process for related party transactions was exercised verbally for the period from 1997 to late 2001. After an investigation by an independent accounting firm in 2002 uncovered unauthorized related party transactions entered into by Mr. Sarbu, we instituted formal reviews of such transactions and approvals of related party transactions by our local board or at shareholder meetings. In addition, the shareholders of MPI decided to bring services in-house where possible and to place additional controls over the remaining related party transactions.

Mr. Sarbu, the General Director and minority shareholder in our Romanian operations, has extensive business interests in Romania, particularly in the media sector. Due to the limited local market for many specialist television services in Romania, companies related or connected to Mr. Sarbu were often the sole or primary supplier of the services that MPI required, and much of the Romanian business was developed based on services supplied by Mr. Sarbu's companies.

Description of related party transactions in Romania

In 1995 we loaned Inter Media SRL US$ 1.3 million to purchase an interest in the building in which MPI operates. In addition to this, there was a loan due for US$ 1.0 million that has been guaranteed by Mr. Sarbu and one of his companies, Media Pro Pictures. On March 29, 2004, we acquired an additional 14% share in each of our consolidated subsidiaries, MPI and Pro TV, from Rootland Trading Limited, which is controlled by Mr. Sarbu, for purchase consideration of US$ 20.3 million (see Note 9 "Acquisitions and Disposals" to our consolidated financial statements, which are included in this prospectus). The consideration for the acquisition consisted of US$ 16.9 million cash and the settlement of both the above loans plus all outstanding interest.

The total purchases from companies related or connected with Mr. Sarbu in 2004 were valued at approximately US$ 6.9 million (2003: US$ 6.6 million, 2002: US$ 4.4 million). These were mainly for various production and administrative related services. The total sales to companies related to or connected with Mr. Sarbu in 2004 were approximately US$ 0.1 million (2003: US$ 0.9 million, 2002: US$ 1.0 million). At December 31, 2004, companies connected to Mr. Sarbu had an outstanding balance due to us of US$ 0.6 million (2003: US$ 0.9 million). At December 31, 2004, companies related to Mr. Sarbu had an outstanding balance due to us of US$ 0.4 million (2003: US$ 0.9 million). At December 31, 2004, companies related to Mr. Sarbu had an outstanding balance due to them of US$ 0.6 million (2003: US$ 0.4 million).

We signed a Put Option Agreement with Mr. Sarbu in July 2004 that grants him the right to sell us 5% of his ownership interest in MPI and Pro TV between March 1, 2006 and February 28, 2009 and his remaining ownership interest for a twenty-year period thereafter. The put price will be determined in each instance by an independent valuation and is subject to a floor price. Following our purchase of a 2% interest in MPI and Pro TV from Mr. Sarbu, he will be allowed under the Put Option Agreement to put to us 3% of his shareholding between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter. Following an amendment to the Put Option Agreement entered into on March 3, 2005, Mr. Sarbu may put to us 3% of his shareholding in MPI and Pro TV between March 1, 2006 and February 28, 2009.

Slovenia

In connection with the restructuring of our Slovenian operations, we have entered into a put/call arrangement with Marijan Jurenec, the general director of Pro Plus, who owns the remaining 3.15% voting and economic interests of Pro Plus (the operating company). Under the terms of the agreement, Mr. Jurenec generally has the right to put his interest to us from December 31, 2004 until January 30, 2006 at a price that consists of a fixed component and a variable component based on station Segment EBITDA. We have the right to call the interest held by Mr. Jurenec at any time until December 31, 2006 at a price that is the same as the put price until January 30, 2006 and of approximately Euro 5.4 million (approximately US$ 7.3 million) thereafter until December 31, 2006, when the call expires.

Slovak Republic

Our operating company in the Slovak Republic, STS, has loaned us SKK 187 million (approximately US$ 6.6 million). The loan is repayable by us on December 1, 2005 and bears interest at a rate of 3 month BRIBOR+2.2% (BRIBOR—3 month as at December 31, 2004 was 4.3%), which we believe is a comparable rate to independently negotiated third party rates. Outstanding interest due to STS at December 31, 2003 was US$ 1.1 million.

STS has a number of contracts with companies connected to Jan Kovacik, a shareholder in Markiza, and indirectly STS, for the provision of television programs. Many of these contracts are for the production of programs that require specialist studios and specific broadcast rights. STS also sold advertising time through an advertising agency controlled by Jan Kovacik under an agreement which terminated on November 30, 2004. The total 2004 advertising sales of STS placed through Mr. Kovacik's advertising agency were US$ 1.9 million (2003: US$ 2.5 million, 2002: US$ 2.1 million), and the total amount due to STS from this agency at December 31, 2004 was US$ 0.4 million (2003: US$ 2.4 million).

We have received contractual management fees from STS since 1998. The value of these fees was US$ 0.4 million, US$ 0.4 million and US$ 0.7 million in 2004, 2003 and 2002, respectively. In 2003, the other local shareholders suggested that they were also entitled to fees for their services to STS. Consequently, we made a provision of US$ 0.7 million in our consolidated statement of operations (representing our 70% share of a potential US$ 1.1 million charge against STS). During 2004, this issue was resolved and our 2004 results include a write-back of the provision taken in 2003.

Ukraine

We contract with Contact Film Studios for the production of certain television programs. This is a company connected to Boris Fuchsmann, the 40% shareholder and joint Managing Director of Innova, which is one of our Ukraine operating companies. Our total purchases from Contact Film Studios in 2004 were US$ 0.1 million (2003: US$ 0.1 million, 2002: nil). This amount is included in prepaid programming as at December 31, 2004.

In 1998, we made a loan to Mr. Fuchsmann with a total balance outstanding at December 31, 2004 of US$ 2.8 million (2003: US$ 3.1 million). The interest rate on this loan is US$ 3 month LIBOR+3%, subject to a minimum of 5% and has a final due date of November 2006.

Alexander Rodnyansky, the former general director and current Honorary President of Studio 1+1, continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC based in Moscow. Studio 1+1 conducts regular co-production business with CTC and plans to continue such commercial co-operation for future projects. Our total purchases from CTC in 2004 were US$ 0.1 million (2003: US$ 0.4 million, 2002: US$ 0.1 million).

We receive legal and consulting services from LLC Legal Company Varlamov and Partners, headed by Maxim Varlamov, the deputy general director of Studio 1+1. Total amount of services rendered by the company in 2004 was US$ 0.2 million.

We contract with Vabank for provision of the banking services. Vabank is connected to Mr. Fuchsmann, the minority shareholder and joint Managing Director of Innova, through his presence on the bank's Supervisory Board. Our balance on the current account with Vabank was US$ 1.2 million as at December 31, 2004.

Innova Marketing is a company wholly owned and headed by Mr. Fuchsmann, the 40% shareholder and joint Managing Director of Innova. Innova Marketing renders consulting services to Innova. The amount of such services provided in 2004 was US$ 0.2 million.

Corporate

On May 27, 2003 we paid US$ 4.7 million to Ronald S. Lauder, our non-executive Chairman and controlling shareholder, reimbursing costs previously incurred by him in pursuing his Czech Republic arbitration which was conducted as a parallel proceeding to our own arbitration action. The payment was approved unanimously by our independent directors following a review of the ways in which the Lauder arbitration contributed to our success in the UNCITRAL Arbitration against the Czech Republic.

Business

We have over 11 years of experience owning and operating the leading commercial television stations in Central and Eastern Europe. Following the acquisition of the TV Nova Group, the leading commercial television broadcaster in the Czech Republic, we will own and operate nine television channels in six Central and Eastern European countries: the Czech and Slovak Republics, Slovenia, Croatia, Romania and Ukraine (the first three of which are members of the EU and the next two of which are expected to accede to the EU after 2007). We will broadcast to approximately 90 million people in markets with an estimated combined television advertising spend of approximately US$ 800 million in 2004.

Our stations are ranked number one or two in terms of both television advertising market share and audience share in our core markets: Romania, the Slovak Republic, Slovenia and Ukraine, and in our proposed newest market, the Czech Republic. Our financial results reflect our strong position in our core markets. From 2001 through 2004, without giving effect to the TV Nova Acquisition and the acquisition of our Croatian operations in 2004, our combined segment net revenues and combined segment EBITDA grew at a compound annual growth rate of 26% and 66%, respectively.(1) After giving effect to the TV Nova Acquisition and the financing thereof, our 2004 pro forma net revenues would have been US$ 390.1 million, our 2004 pro forma operating income would have been US$ 105.6 million, our pro forma depreciation and amortization expense would have been US$ 19.6 million and our pro forma net income would have been US$ 28.4 million.

(1) Croatia had a negative 2% contribution to 2004 segment EBITDA. For a reconciliation of combined segment EBITDA to US GAAP and a reconciliation of combined segment net revenues to US GAAP, see Note 20 to our consolidated financial statements, included in this prospectus.

The markets in which we operate have experienced and, we expect, will continue to experience strong growth in gross domestic product, television advertising, and consumer spending. We believe that positive economic developments in these countries coupled with our ability to continue to convert growth in television advertising markets into revenues by delivering audiences with desirable demographics to our advertising clients has been and will continue to be a key driver of our growth. We generate advertising revenues from a high quality customer base comprised, to a large extent, of blue chip multi-national companies and, more recently, an increasing number of local advertisers. The top ten advertisers in each of our markets contribute between 23% and 35% of our annual revenues in such countries.

The chart below shows net revenues for 2004 for each of our consolidated operations, on a pro-forma basis giving effect to the TV Nova Acquisition:

2004 pro forma consolidated net revenues(1)

(1) Pro forma consolidated net revenues exclude the Slovak Republic as it is accounted for as an equity interest.
The percentage contributions of these markets have been rounded to the nearest whole number.

In all markets in which we operate other than Croatia, we conduct our television broadcasting activities in cooperation with our local partners. In the Slovak Republic, Slovenia, Romania and Ukraine, our local partners have economic interests in our respective local operations and participate in their management. Our local management teams have a high degree of commercial autonomy in managing the day to day operations of our channels, including making decisions relating to advertising sales and programming. Our office in London provides our group with experience and know-how in management of television broadcasting operations as well as support in financial reporting, planning and analysis.

Industry trends

The television advertising markets in which we operate have in recent years been driven by several positive factors, including the following:

  •
  GDP growth: According to the Economist Intelligence Unit, the estimated average real GDP growth in the countries in which we operate was 6.4% in 2004 compared to 2.1% in the European Union and 3.4% in the United States.

  •
  Increase in advertising: As a result of multi-national companies building market positions in Central and Eastern Europe, our markets have experienced significant growth in total advertising spend. We estimate the average television advertising spend as a percentage of GDP for 2004 in the countries in which we operate was approximately 0.4%, compared to an average of approximately 0.8% in Western European countries including Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and

    the United Kingdom. We estimate that the television advertising spend in the countries in which we operate has increased by 66% over the past three years.

  •
  High ratios of television advertising as a percentage of total advertising: Television is the dominant advertising medium in Central and Eastern Europe, accounting for an average of 61% of the total advertising spend in the countries in which we operate.

Competitive strengths

We believe that we enjoy a strong competitive position in the television advertising markets in the countries in which we operate for the following reasons:

Established leading market position

We attract and maintain audiences with demographics sought by advertisers and we turn this audience share into television advertising market share. We are ranked first or second in terms of national all day audience share in our core markets of Romania, the Slovak Republic, Slovenia and Ukraine; and, following the TV Nova Acquisition, we will be ranked first in the Czech Republic in terms of national all day audience share. Our ability to convert audience share into substantially higher advertising share is based on high audience share, strong demographics and effective management of sales of advertising time. We believe that in our core markets the proportion of the television advertising market share we attract is at least 1.8 times greater than our audience share.

High barriers to entry

We believe there is a low likelihood of new terrestrial television broadcasting channels being launched in the markets in which we operate and any new entrants to these markets will face significant barriers, primarily due to the following reasons:

  •
  there are no national analogue terrestrial broadcasting frequencies available to new entrants;

  •
  significant financial investment would be required to achieve the critical mass of audience share that we have achieved in our core markets, and which is essential to advertising customers; and

  •
  the relatively underdeveloped cable infrastructure and low penetration of satellite and, to a lesser extent, cable in the markets in which we operate prevents stand-alone cable and satellite-only channels from effectively competing for audience or advertising market share.

Leading producer of local television content

We believe that our success in attracting and maintaining large audiences and translating our audience share into revenues is the result of our programming strategy. We have maintained a long-term policy of investing in programming rights for popular films and series. In addition, we are investing in the production of appealing and innovative local programming. Our stations produce a wide range of programming, including news, talk shows, game shows, dramas and sitcoms. On average, 40% of the schedules of our terrestrial channels consist of locally produced content and we expect that share to increase over time. We believe that our ability to acquire rights to popular foreign programming and to continue to produce successful local programming will enable us to continue to reach large audiences in the markets in which we operate.

Experienced corporate and local management

We believe that the success of our operations to date is largely due to our management at both the corporate and local levels. Our senior management team collectively has over 90 years of experience in either television broadcasting or the media industry generally and has been instrumental in developing and implementing business strategies for our operations. Our local management, who conduct the day to day operations of our television channels, have media backgrounds and provide valuable insights into tastes, developments and demands of their markets.

Our strategy

Our strategic goal is to be the leading commercial television broadcaster in the markets in which we operate. The main elements of our strategy are as follows:

Maintain leading positions in television audience and television advertising market share

We aim to maintain and further strengthen our position as one of the most important providers of advertising space in the markets in which we operate. We intend to continue our strategy of developing and broadcasting a mix of quality local programming and premium foreign programming to deliver audiences to our advertisers that have the size and demographics that are most attractive to our advertisers in our individual markets.

Identify and exploit further expansion of our activities and revenue streams

We intend to continue to identify and develop additional revenue streams in order to enhance our profitability. We believe that commercial networks can increase profitability through the introduction of new thematic channels targeted at specific audiences. We can minimize the cost of launching new channels by leveraging our existing television infrastructure and existing brands. Our extensive programming assets and expanded distribution through such channels would provide our customers with additional advertising opportunities. We also intend to develop alternative revenue streams by adding digital networks in the markets in which we operate when the physical and regulatory infrastructure for digital broadcasting is in place.

Capitalize on the economic growth in our markets

We believe that we are one of the most important providers of advertising space in the markets in which we operate. In these markets, particularly in Romania and Ukraine, we are experiencing higher levels of economic growth and consequently growth in television advertising spend than in more developed markets. We believe that the strong brands of our channels, our leading audience shares and our attractive demographics will continue to support increases in advertising rates and the growth of advertising revenues from our operations as television advertising markets grow. We also intend to benefit from these developments by targeting new advertising clients entering these markets and delivering to them attractive audiences.

Grow through targeted acquisitions and consolidation of existing ownership interests

We also intend to expand our business further through carefully selected acquisitions that would be complementary to our existing business or by increasing our ownership share in our existing operations.

The acquisition

On December 13, 2004, we entered into an agreement to acquire a majority interest in the TV Nova Group, which owns and operates the TV Nova channel in the Czech Republic. Pursuant to the Framework Agreement, we are acquiring from PPF 85% of CP 2000 and 85% of Vilja. Vilja owns 52.075% of CET 21, which holds the TV NOVA broadcasting license. In addition, we are acquiring the PPF Call, which provides us with a call option on the remaining 15% of PPF's ownership interest in the TV Nova Group. The PPF Call is exercisable at any time after the closing date of the TV Nova Acquisition. PPF also has a corresponding right, exercisable at any time after the first anniversary of the closing date of the TV Nova Acquisition, to put its remaining 15% interest in the TV Nova Group to us.

On February 24, 2005, we entered into the Krsak Agreement with Peter Krsak to acquire his entire minority interest in CET 21. The Krsak Agreement also provides for the withdrawal of all claims filed by Mr. Krsak relating to the TV Nova Group.

As part of the Framework Agreement, small minority interests held by the two other shareholders of CET 21 will, subject to regulatory approval, be transferred to the TV Nova Group.

Upon completion of all of the foregoing transactions, we will own 100% of the TV Nova Group. If we complete the acquisition of 85% of PPF's ownership interest in the TV Nova Group under the Framework Agreement, but none of the other transactions described above is completed, we will hold an interest of 85% in CP 2000 and control, through an 85% ownership interest in Vilja, an interest of at least 52% in CET 21. After adjusting for an undistributed minority interest of approximately 29% in CET 21 held by the company itself (which cannot exercise any voting rights in respect of that interest), Vilja has an effective voting interest of approximately 73% in CET 21.

We expect to close the TV Nova Acquisition concurrently with or prior to the completion of this offering and the Krsak Agreement by the third quarter of 2005. In the event that we successfully complete the Krsak Agreement by the third quarter of 2005, we expect that we would exercise the PPF Call by the fourth quarter of 2005. The aggregate purchase price for the ownership interests in the TV Nova Group we are acquiring through the TV Nova Acquisition and the Krsak Agreement is currently estimated to be approximately US$ 661 million. The purchase price is subject to adjustments for changes in working capital and indebtedness levels of the TV Nova Group between the date of execution of the Framework Agreement and the closing date of the TV Nova Acquisition. The exercise price for the PPF Call is dependent on the adjusted purchase price for the TV Nova Group and is estimated to be approximately US$ 205.6 million, subject to certain adjustments. See

"Unaudited condensed pro forma consolidated financial information" and "Business—Operations by country—Czech Republic" for further details.

We expect that the cash portion of the TV Nova Acquisition will be financed by euro 350 million in debt financing and corporate cash balances. We are currently arranging permanent debt financing, although those arrangements have not yet been completed. In addition, PPF will receive 3.5 million unregistered shares of our Class A Common Stock. The unaudited condensed pro forma consolidated combined financial information shown elsewhere in this prospectus gives effect to the TV Nova Acquisition and the related debt financing and equity issuance to PPF. We anticipate we will fund the Krsak Agreement with corporate cash balances.

We intend to apply the proceeds of this offering to pay the exercise price of the PPF Call or the corresponding put option held by PPF.

Corporate structure

Central European Media Enterprises Ltd. was incorporated on June 15, 1994 under the laws of Bermuda. Our assets are held through a series of Dutch and Netherlands Antilles holding companies. In each market in which we operate, we have ownership interests both in license companies and in operating companies. License companies have been authorized by the relevant local regulatory authority to engage in television broadcasting in accordance with the terms of their license. We generate revenues primarily through our operating companies which acquire programming for broadcast by the corresponding license holding company and enter into agreements with advertisers and with advertising agencies on behalf of the respective license company. In Romania and Ukraine, the license company also acts as an operating company. In all our operating companies, our share of profits corresponds to our voting interest with the exception of the Slovak Republic and Ukraine, where we are entitled by contract to a share of profits that is in excess of our voting interest. Below is an overview of our operating structure, the accounting treatment for each entity and a chart entitled "Simplified corporate ownership structure—continuing operations".

Simplified corporate ownership structure—continuing operations
(as at December 31, 2004)

Key Subsidiaries and Affiliates as at December 31, 2004	Ownership Interest	Share of Profits	Accounting Treatment	TV Channel

Continuing Operations
Croatia
Operating Company:
Operativna Kompanija d.o.o. (OK)	100%	100%	Consolidate Subsidiary
License Company:
Nova TV d.d. (Nova TV Croatia)	100%	100%	Consolidated Subsidiary	NOVA TV (Croatia)
Romania
Operating Companies:
Media Pro International S.A. (MPI)	80%	80%	Consolidated Subsidiary
Media Vision S.R.L. (Media Vision)	70%	70%	Consolidated Subsidiary
License Companies:
Pro TV S.A. (Pro TV)	80%	80%	Consolidated Subsidiary	PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL
Radio Pro S.R.L.—formerly Media Pro S.R.L. (Radio Pro)	20%	20%	Equity Accounted Affiliate	PRO FM (radio) and INFOPRO (radio)
Slovenia
Operating Company:
Produkcija Plus d.o.o. (Pro Plus)	96.85%	96.85%	Consolidated Subsidiary
License Companies:
Pop TV d.o.o. (Pop TV)	96.85%	96.85%	Consolidated Subsidiary	POP TV
Kanal A d.o.o. (Kanal A)	96.85%	96.85%	Consolidated Subsidiary	KANAL A
Slovak Republic
Operating Company:
Slovenska Televizna Spolocnost s.r.o. (STS)	49%	70%	Equity Accounted Affiliate
License Company:
Markiza-Slovakia, spol. s.r.o. (Markiza)	34%	0.1%	Equity Accounted Affiliate	MARKIZA TV
Ukraine
Operating Companies:
Innova Film GmbH (Innova)	60%	60%	Consolidated Subsidiary
International Media Services Ltd. (IMS)	60%	60%	Consolidated Subsidiary
Enterprise "Inter-Media" (Inter-Media)	60%	60%	Consolidated Subsidiary
License Company:
Broadcasting Company "Studio 1+1" (Studio 1+1)	18%	60%	Consolidated Variable Interest Entity	STUDIO 1+1

Operating environment

Market and audience share

Our television channels reach an aggregate of approximately 80 million people in five countries. Our channel in the Slovak Republic and our primary channel in Slovenia were ranked first in nationwide audience share for 2004. In Romania and Ukraine our primary national channels were ranked second in terms of audience share for 2004. Our newest channel in Croatia was ranked fourth in terms of audience share.

The ratings of our channels in the markets in which they broadcast are reflected below.

Country	Channels	Launch Date	Technical Reach(1)	2004 Audience Share(2)	Market Rank(2)

Croatia	NOVA TV Croatia	July 2004(3)	80%	14.3%	4
Romania	PRO TV	December 1995	72%	15.8%	2
	ACASA	February 1998	58%	7.4%	4
	PRO CINEMA	April 2004	40%	0.6%	12
Slovak Republic	MARKIZA TV	August 1996	97%	39.8%	1
Slovenia	POP TV	December 1995	87%	27.6%	1
	KANAL A	October 2000(4)	81%	8.3%	3
Ukraine	STUDIO 1+1	January 1997	95%	21.2%	2

(1)   "Technical Reach" is the percentage of a country's population able to receive the signals of the stated channels. Source: Internal estimates supplied by each country's operations. Each of our stations in the relevant country has estimated its own technical reach based on the location, power and frequency of each of its transmitters and the local population density and geography around such transmitters. The technical reach calculation is separate from the independent third party measurement that determines audience share.

(2)   National all day audience share and rank. Source: Romania: Peoplemeters Taylor Nelson Sofres, Slovak Republic: Visio / MVK, Slovenia: Peoplemeters AGB Media Services, Ukraine: Peoplemeters GFK USM, Croatia: Peoplemeters AGB Media Services. There are four stations ranked in Croatia, twenty three in Romania, six in the Slovak Republic, four in Slovenia, and six in Ukraine.

(3)   We acquired Nova TV (Croatia), originally launched in 2000, in July 2004.

(4)   We re-launched Kanal A, originally launched in 1991, in October 2000 following our acquisition of it from a competitor.

The following table shows the population, technical reach, number of television households, per capita GDP and cable penetration for those countries of Central and Eastern Europe where we conduct broadcast operations.

Country	Population (in millions)(1)	TV Households (in millions)(2)	Per Capita GDP 2003(1)		Cable Penetration(2)

Croatia	4.3	1.5	US$	6,459	17%
Romania	21.2	6.6	US$	2,688	58%
Slovak Republic	5.4	2.0	US$	6,044	38%
Slovenia	2.0	0.6	US$	13,710	56%
Ukraine	47.6	17.1	US$	1,040	23%

Total	80.5	27.8

(1)   Source: Global Insight Country Analysis (2003 data).

(2)   Source: EUTelSat.org Cable & Satellite TV Market: 2004 (2004 data). A TV Household is a residential dwelling with one or more television sets. Cable Penetration refers to the percentage of TV Households that subscribe to television services via cable channels.

Regulation

Throughout this prospectus, we refer to broadcasting regulatory authorities or agencies in our operating countries as "The Media Council". These authorities or bodies are as follows:

Croatia—Electronic Media Council

Romania—National Audio-Visual Council

Slovak Republic—Council of the Slovak Republic for Broadcasting and Television Transmission

Slovenia—Post and Electronic Communications Agency of the Republic of Slovenia

Ukraine—National Council for Television and Radio Broadcasting

Media Councils generally supervise broadcasters and their compliance with national broadcasting legislation. Upon accession to the EU of each Central or Eastern European country in which we operate, become subject to EU legislation, including programming content regulations. Slovenia and the Slovak Republic acceded to the EU on May 1, 2004.

The EU Directive sets out the legal framework for television broadcasting in the EU, which among other things, requires broadcasters, where "practicable and by appropriate means," to reserve a majority of their broadcast time for "European works" which are defined as originating from an EU member state or a signatory to the Council of Europe's Convention on Transfrontier Television, as well as written and produced mainly by residents of the EU or of the Council of Europe member states. In addition, this directive requires that at least 10% of either broadcast time or programming budget is dedicated to programs made by European producers who are independent of broadcasters. News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas. Further, this directive provides for regulations on advertising, including limits on the amount of time that may be devoted to advertising, including direct sales advertising. The adoption by Croatia and by Romania of media legislation for privately owned broadcasters that is substantially in compliance with this directive has had no material adverse effect on our operations.

License renewal

Regulatory bodies in each country in which we operate control access to the available frequencies through licensing regimes. Management believes that the licenses for our television license companies will be renewed prior to expiry. In Romania, the Slovak Republic, Slovenia and Ukraine, local regulations contain a qualified presumption in favor of extensions of broadcast licenses according to which a license may be renewed if the licensee has operated substantially in compliance with the relevant licensing regime. To date, all expiring licenses have been renewed in the ordinary course of business; however, there can be no assurance that licenses will continue to be renewed upon expiration of their current terms. The failure of any such license to be renewed could adversely affect the results of our operations.

The licenses to operate our terrestrial broadcast operations are effective for the following periods:

Croatia	The license of Nova TV (Croatia) expires in April 2010.
Romania	26 regional licenses expire on dates ranging from May 2005 to November 2013.
Slovak Republic	The license of Markiza in the Slovak Republic expires in September 2007.
Slovenia	The licenses of both our channels in Slovenia expire in August 2012.
Ukraine	The 15-hour license of Studio 1+1 expires in December 2006. The license to broadcast for the remaining nine hours in off prime expires in August 2014.

In Romania a license renewal application must be filed with the Media Council two weeks prior to the expiration. We have received renewals of licenses in Romania for all applications filed through March 1, 2005.

Operations by country

Croatia

General

Croatia is a parliamentary democracy with a population of approximately 4.3 million. Per capita GDP was estimated to be US$ 6,459 in 2003 with a GDP growth rate of 4.3% for 2004. Approximately 99% of Croatian households have television and cable penetration is approximately 17%. According to our estimates, the Croatian television advertising market grew by approximately 4% in 2004 to approximately US$ 90 - 100 million. In Croatia, we operate one national television channel NOVA TV (Croatia). The two other national broadcasters are the state broadcaster HRT, operating two channels, and RTL.

Operating and license companies

We own 100% of Nova TV (Croatia), which holds a national terrestrial broadcast license for Croatia. Nova TV (Croatia) owns 100% of OK, which provides programming and advertising services for the NOVA TV (Croatia) channel.

Operations:

NOVA TV (Croatia)

NOVA TV (Croatia) reaches 80% of the Croatian population. Independent research shows that among main television stations in Croatia, the NOVA TV (Croatia) channel had a national audience share of 14.3% all day and 11.9% in prime time.

The chart below summarizes the all day and prime time audience share figures for NOVA TV (Croatia):

	2000	2001	2002	2003	2004

NOVA TV (Croatia)
All day	-	11.8%	15.3%	15.6%	14.3%
Prime time	-	-	-	12.7%	11.9%

Source: 2004 and 2003—AGB Puls

Source: 2002 and 2001—CATI—phone recall research

(No independent data is available for 2000, or for 2001 and 2002 prime time).

Programming

The NOVA TV (Croatia) channel broadcasts 18 hours per day and has a programming strategy which seeks to appeal to a broad audience through a wide range of programming, including movies and series, news, sitcoms, telenovellas, soap operas and game shows.

Approximately 20% of the NOVA TV (Croatia) channel's programming is locally produced, including a Croatian version of Nasa Mala Klinica (Our Little Clinic), a new sitcom originally produced by POP TV in Slovenia, and U Sridu (In the Middle), a magazine show. Although launched only in November, Nasa Mala Klinica (Our Little Clinic) ended up as one of the top-ranked shows in 2004.

OK has secured exclusive broadcast rights to a number of popular American and European series, films and telenovellas produced by major international studios, including MGM, Paramount Pictures and Walt Disney Television International for the NOVA TV (Croatia) channel. All foreign language programming is subtitled. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the NOVA TV (Croatia) channel.

Nova TV (Croatia) is required to comply with several restrictions on programming, including regulations governing the origin of programming content. These regulations include the requirement that 20% of broadcast time consist of locally produced programming and 60% of such locally produced programming be shown during prime time.

Advertising

Our Croatian operations derive revenues principally from the sale of commercial advertising time on the NOVA TV (Croatia) channel, sold both through independent agencies and media buying groups. The NOVA TV (Croatia) channel currently serves approximately 200 advertisers, including multinational companies such as Wrigley, Henkel, Procter & Gamble, Unilever and Reckitt Benckiser. Our top ten advertising clients contributed approximately 34% to our total advertising revenues in Croatia in 2004.

Within the Croatian advertising market, television advertising accounts for approximately 60% of total advertising spending. NOVA TV (Croatia) competes for advertising revenues with other media such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 15% of their daily broadcast time with an additional five percent of daily broadcast time that may be used for direct sales advertising. Privately owned broadcasters may use up to 12 minutes per hour for advertising and teleshopping. The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting 9 minutes of advertising per hour. There are restrictions on the frequency of advertising breaks. These restrictions are the same for public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising.

Competition

At the beginning of 2004, Nova TV (Croatia) and HRT, the state broadcaster then operating three channels, were the only national broadcasters in Croatia. In April 2004, RTL launched a channel under a license issued by the Croatian government for the frequencies previously used by the third state channel, which ceased broadcasting. During 2004 NOVA TV (Croatia) achieved a national all day audience share of 14.3%, which made it the fourth ranked station nationally.

The chart below provides a comparison of our audience share and penetration to our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration

HRT 1	Public Television	1956	Terrestrial/ satellite/cable	39.1%	99%
HRT 2	Public Television	1972	Terrestrial/ satellite/cable	17.8%	99%
RTL	Bertelsmann	2004	Terrestrial/ satellite/cable	16.7%	95%
NOVA TV (Croatia)	CME	2000	Terrestrial/ satellite/cable	14.3%	80%
Others				12.1%

Source: AGB Puls and CME Research

Additional competitors for audience share include cable and satellite channels.

License renewal

The NOVA TV (Croatia) channel operates pursuant to a license originally granted by the Telecommunications Agency and is regulated by the Croatian Media Council pursuant to the Electronic Media Law and the Media Law. The license for Nova TV's (Croatia) is for a period of 10 years, and expires in April 2010. According to the Electronic Media Law, a license can be extended. The Croatian Media Council has the authority to decide on an extension on the basis of a request for a renewal of a license filed six months before its expiration if a broadcaster has conducted its business in accordance with law and the license. The Croatian Media Council may hold a public tender in connection with a request to extend a license.

Romania

General

Romania is a parliamentary democracy with a population of approximately 21.2 million. Per capita GDP was estimated to be US$ 2,688 in 2003 with a GDP growth rate of 7.0% for 2004. Approximately 86% of Romanian households have television and cable penetration is approximately 58%. According to our estimates, the Romanian television advertising market grew by approximately 27% in 2004, to approximately US$ 110 - 120 million. We operate three television channels in Romania, PRO TV, ACASA and PRO CINEMA, as well as PRO TV INTERNATIONAL, a channel distributed by satellite to Romanians outside the country featuring programs rebroadcast from our Romanian channels. The two other significant national broadcasters in Romania are the state television broadcaster TVR, operating two channels, and Antenna 1.

Operating and license companies

Pro TV, which holds twenty-three of the twenty-six broadcasting licenses for the PRO TV channel and is in the process of acquiring the remaining three from an affiliate, is primarily responsible for broadcasting operations for the PRO TV, ACASA, PRO TV INTERNATIONAL and PRO CINEMA channels. MPI provides various broadcasting services to Pro TV. Media Vision provides production, dubbing and subtitling services to our Romanian television channels. The licenses for PRO FM and INFOPRO radio channels are held by Radio Pro (formerly known as Media Pro).

Operations:

PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL

PRO TV, a national television channel, was launched in December 1995. PRO TV reaches approximately 72% of the Romanian population, including almost 100% of the population living in urban areas. PRO TV broadcasts from studios located in Bucharest to terrestrial broadcast facilities and to approximately 674 cable systems throughout Romania. The PRO TV channel is currently the top-rated television channel in its coverage area, with a nationwide all day audience share of 16% during 2004, making it the second (of 23) ranked station in Romania. Advertisers, however, evaluate audience share within a channel's coverage area and by this measure PRO TV ranks first in all day audience.

The ACASA channel, a cable channel launched in 1998, reaches approximately 58% of Romanian television households and 100% of urban households. During 2004, ACASA had a nationwide all day audience share of 7.4%, making it the fourth (of 23) ranked station in Romania. ACASA maintains its fourth position based on coverage area.

PRO CINEMA, a cable channel launched in April 2004, reaches approximately 40% of Romanian television households and approximately 75% of urban households. In 2004, PRO CINEMA had a nationwide all day audience of 0.6% making it 12th (of 23) ranked station in Romania.

The chart below summarizes the national all day and prime time audience share figures for our Romanian channels:

	2000	2001	2002	2003	2004

PRO TV
All day	18.8%	15.2%	14.9%	15.4%	15.8%
Prime time	19.2%	15.9%	16.3%	17.1%	17.2%
ACASA
All day	5.5%	5.6%	6.0%	6.6%	7.4%
Prime time	5.0%	6.2%	6.8%	7.8%	7.7%
PRO CINEMA
All Day	-	-	-	-	0.6%
Prime Time	-	-	-	-	0.6%

Source: TNS-AGB INTL

The PRO TV INTERNATIONAL channel is a channel that rebroadcasts PRO TV and ACASA programs to cable and satellite operators in North America, Europe and in Israel, using the existing PRO TV and ACASA satellite infrastructure.

PRO FM and INFOPRO radio

PRO FM broadcasts through a local network of radio transmitters covering 24 cities across Romania. The station is focused on a youth audience and broadcasts a mix of music, news highlights and interviews. In December 2004 Radio Pro launched INFOPRO under a new national license granted to Radio Pro. INFOPRO is focused on an older audience than PRO FM and has more in-depth news and informative entertainment as well as music. At the end of 2004 INFOPRO was broadcasting in Bucharest and will expand its network in 2005 to cover all key cities in Romania.

Programming

The PRO TV channel broadcasts 24 hours per day and has a programming strategy which seeks to appeal to a broad audience through a wide range of programming, including movies and series, news, sitcoms, telenovella, soap operas and game shows. More than 40% of PRO TV's programming is comprised of locally produced programming, including news and sports programs as well as Vacanta Mare (Big Holiday), Teo and La Bloc (In the Apartment Block). Vacanta Mare (Big Holiday) and La Bloc (In the Apartment Block) were among the top-rated shows in 2004.

MPI has secured exclusive broadcast rights in Romania to broadcast on the PRO TV channel a variety of popular American and European programs and films produced by such companies as Warner Bros. and Dreamworks. The PRO TV channel also licenses foreign news reports and film footage from Reuters, APTN and ENEX to integrate into its news programs. All foreign language programs and films are subtitled in Romanian.

Pro TV is required to comply with several restrictions on programming, including regulations governing the origin of programming. These regulations include requirements that in the future 50% of all programming be of European origin and ten percent of all programming be supplied by independent European producers. The Media Law stipulates that compliance with these and similar provisions is not required prior to January 1, 2008.

The ACASA channel broadcasts 24 hours per day and targets a female audience with programming including telenovella, films and soap operas as well as news, daily local productions for women and family, talk shows and entertainment. ACASA's audience demographics complement PRO TV's, providing an attractive advertising platform for advertisers across our group of channels. Approximately 40% of ACASA's programming is locally produced, including Numai lubirea (Only Love), Povestiri Adevarate (True Stories) and De 3x Femeie (Three Times A Woman). Numai lubirea (Only Love), the first telenovella to be produced in Romania, is one of the top-rated shows in 2004.

PRO CINEMA broadcasts 24 hours a day and is focused on movies, series and documentaries that have not attracted sufficient audiences on PRO TV but are still popular among the educated, upwardly mobile urban population.

Advertising

Our Romanian operation derives revenues principally from the sale of commercial advertising time on the PRO TV, ACASA and PRO CINEMA channels, sold both through independent agencies and media buying groups. The PRO TV channel currently serves approximately 190 advertisers, including multinational companies such as Wrigley, Henkel and Procter & Gamble. Our top ten advertising clients contributed approximately 26% to our total advertising revenues in Romania in 2004.

Within the Romanian advertising market, television accounts for approximately 60% of total advertising spending. Television competes for advertising revenues with other media such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 15% of their daily broadcast time, with an additional five percent of daily broadcast time that may be used for direct sales advertising. Privately owned broadcasters may use up to 12 minutes per hour for advertising and teleshopping. The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting advertising for eight minutes per hour. There are also restrictions on the frequency of advertising breaks (for example, news and children's programs shorter than 30 minutes cannot be interrupted). These restrictions apply to both public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and restrictions on alcohol advertising and regulations on advertising targeted at children or during children's programming. In addition, members of the news department of PRO TV are prohibited from appearing in advertisements.

Competition

Prior to the launch of the PRO TV channel, TVR 1, a state-owned channel, was the dominant broadcaster in Romania. During 2004, PRO TV and ACASA achieved national all day audience shares of 16% and seven percent respectively, ranking them second and fourth in national all day audience share. PRO CINEMA achieved an audience share of 0.6% over the period October to December 2004. TVR 1's continued leading national position is influenced by its higher technical reach, approximately 99% of the Romanian population, including areas in which it is the only significant broadcaster, compared to a 72% technical reach of PRO TV and 58% of ACASA (as a cable channel based on relevant cable penetration). Within our coverage area, PRO TV is ranked first and ACASA is fourth in terms of national all day audience share in 2004. Other competitors include the second public national station, TVR 2 and privately owned broadcasters Antena 1, Realitatea and Prima TV.

The chart below provides a comparison of our audience share and penetration to our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration

TVR 1	Public Television	1956	Terrestrial/ satellite/cable	22.0%	99%
PRO TV	CME	1995	Terrestrial/ satellite/cable	15.8%	72%
Antena 1	Local owner	1993	Terrestrial/ satellite/cable	12.4%	71%
ACASA	CME	1998	Terrestrial/ satellite/cable	7.4%	58%
TVR 2	Public Television	1968	Terrestrial/ satellite/cable	7.1%	78%
Prima TV	SBS	1994	Terrestrial/ satellite/cable	2.9%	57%
Others				32.4%

Source: Peoplemeters Taylor Nelson Sofres

Additional competitors include cable and satellite stations.

License Renewal

Pro TV and Radio Pro operate pursuant to licenses and regulations issued by the Romanian Media Council. PRO TV's 26 local television licenses, Radio Pro's 24 local radio licenses for PRO FM and INFOPRO's national license have been granted for nine-year periods. To date, licenses have been renewed as they expire. The terrestrial television license for Bucharest was renewed in October 2003 for a further nine years. The remaining broadcasting licenses expire on dates ranging from May 2005 to November 2013. The licenses for Sinaia and Deva expire in May and December 2005, respectively. The coverage of these towns reaches approximately 100,000 people.

Radio Pro's PRO FM Bucharest license expires in January 2013. The remaining local licenses expire on dates ranging from November 2005 to November 2012. INFOPRO's national license was granted in November 2004 and is valid until October 2013.

Ownership

We own an 80% voting and economic interest in Pro TV, which holds 23 of the 26 licenses of the stations that comprise the PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL channels. Adrian Sarbu directly or indirectly owns all of the remainder of the voting and economic interests of Pro TV. We have an 80% ownership interest in MPI and are entitled to 80% of its profits. Mr. Sarbu owns the remaining 20%. Following the adoption of a new Media Law in 2002, we have transferred broadcasting operations from MPI to Pro TV and are consolidating television broadcasting licenses in Pro TV. Subject to the approval of the Media Council to the transfer to Pro TV of three broadcasting licenses from an affiliate, Pro TV will hold all twenty six television broadcasting licenses.

Our interest in our Romanian operations is generally governed by a Cooperation Agreement entered into by Mr. Sarbu and ourselves on the foundation of MPI. The articles of Pro TV replicate the governing bodies and minority shareholder protective rights that exist in the Cooperation Agreement. Shares of profits of Pro TV and MPI are equal to the shareholders' ownership interests. We have the right to appoint three of the five members of the Council of Administration that directs the affairs of Pro TV and MPI. Although we have majority voting power in Pro TV and MPI, with respect to certain financial and corporate matters, the affirmative vote of Mr. Sarbu is required. The financial and corporate matters which require approval of the minority shareholder are in the nature of protective rights, which are not an impediment to consolidation for accounting purposes.

On February 28, 2005, we signed an agreement to purchase two percent of Mr. Sarbu's ownership interest in Pro TV and MPI for an aggregate consideration of US$ 5 million. Following the registration of these transfers, we will own an 82% voting and economic interest in Pro TV and MPI.

We signed a Put Option Agreement with Mr. Sarbu in July 2004 that grants him the right to sell us five percent of his shareholding in MPI and Pro TV between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter. The put price will be determined in each instance by an independent valuation and is subject to a floor price. Following our purchase of a two percent interest in MPI and Pro TV from Mr. Sarbu, he will be allowed under the Put Option Agreement to put to us three percent of his shareholding between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter.

We have a 70% voting and economic interest in Media Vision. The remaining 30% is owned by Mr. Sarbu.

We hold a 20% voting and economic interest in Radio Pro. The remaining 80% is owned by Mr. Sarbu.

Slovak Republic

General

The Slovak Republic, which acceded to the European Union on May 1, 2004, is a parliamentary democracy with a population of approximately 5.4 million. Per capita GDP was estimated to be US$ 6,044 in 2003 with a GDP growth rate of 4.8% in 2004. Approximately 99% of households have at least one television and cable penetration is 38%. According to our estimates, the Slovak Republic television advertising market grew by approximately 21% in 2004 to US$ 75 - 85 million. In the Slovak Republic, we operate one national television channel, MARKIZA TV. The two other significant national broadcasters are the state television broadcaster STV, operating two channels, and TV JOJ.

Operating and license companies

Markiza holds the television broadcast license for MARKIZA TV. Markiza and our operating company, STS, have entered into a series of agreements pursuant to which STS is permitted to conduct television broadcast operations for MARKIZA TV pursuant to the license.

Operations:

MARKIZA TV

MARKIZA TV was launched as a national television channel in the Slovak Republic in August 1996. The MARKIZA TV channel reaches approximately 86% of the Slovak Republic's population, including all of its major cities. The MARKIZA TV channel had an average national all day audience share for 2004 of approximately 40% versus 20% for its nearest competitor, STV 1. TV JOJ, another privately owned broadcaster, had a 13% national all day audience share. In October 2004, the journal method of measuring audience share and ratings was replaced with peoplemeters (an electronic audience measurement device). The introduction of peoplemeters has resulted in lower audience share and ratings being recorded for all broadcasters. Since the introduction of peoplemeters, the audience share of MARKIZA TV has fallen from 40% to 35%, which we believe can be attributed to the more precise recording of viewing patterns using peoplemetering rather than a shift in actual viewing patterns.

The chart below summarizes all day and prime time audience share figures for MARKIZA TV:

	2000	2001	2002	2003	2004

MARKIZA TV
All day	51%	50%	48%	46%	40%
Prime time	50%	51%	47%	45%	40%

Source: VISIO

Programming

The MARKIZA TV channel broadcasts 21 hours per day and has a programming strategy which seeks to appeal to a broad audience through news, movies, entertainment and sports programming (including coverage of Formula One racing), with specific groups targeted in off-peak broadcasting hours. Approximately 45% of the MARKIZA TV network's programming is locally produced, including Televizne noviny (TV News), Sportove noviny (Sports News), Uragan (Hurricane), Aj mundry schybi (To Err is Only Human) and Vilomeniny (Shenanigans). Televizne noviny (TV News) is consistently the top-ranked show in the Slovak Republic. Uragan (Hurricane) and Aj mundry schybi (To Err is Only Human) were also among the most popular shows in 2004.

STS has secured for the MARKIZA TV channel exclusive broadcast rights to a variety of popular American and European series, films and telenovellas produced by major international studios including Warner Bros., Universal, IFD, MGM, Carsey-Werner, Paramount Pictures, Twentieth Century Fox, Walt Disney Television International. All foreign language programming (other than that in the Czech language) is dubbed into the Slovak language. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the MARKIZA TV channel.

Markiza is required to comply with several restrictions on programming, including regulations governing the origin of programming. These regulations include the requirement that:

  •
  10% of programming be public interest programming (which includes news and topical shows);

  •
  a minimum of 51% of first runs of films and series be European production; and

  •
  no more than 20% of foreign first run films and series be in the Czech language.

Advertising

STS and Markiza derive revenues principally from the sale of commercial advertising time through media buying groups and independent agencies. Advertisers include large multinational firms such as Procter & Gamble, Henkel, Unilever, Wrigley, Kraft Jacobs, Ferrero, Suchard, Danone Group, Nestle and Benckiser, though no one advertiser dominates the market. Our top ten advertisers contributed approximately 35% to our total advertising revenues in the Slovak Republic in 2004.

Within the Slovakian advertising market, TV accounts for approximately 52% of total advertising spending. MARKIZA TV also competes for advertising revenues with other media, such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 12 minutes per hour but not more than 15% of total daily broadcast time. The state broadcaster, which is also financed through a compulsory license fee, is restricted to broadcasting 8 minutes of advertising per hour but not more than three percent of total broadcast time. There are restrictions on the frequency of advertising breaks during and between programs. These restrictions are the same for public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a ban on advertisements of alcoholic beverages (excluding beer) between 6.00am and 10.00pm.

Competition

The Slovak Republic is served by two national public television stations, STV1 and STV2, which dominated the ratings until the MARKIZA TV channel began broadcasting in 1996. STV1 and STV2 reach nearly all of the Slovak population. MARKIZA TV also competes with the privately owned broadcasters TA3 (launched September 2001) and TV JOJ (launched March 2002). TV JOJ and TA3 reach 80% and 48% of the population, respectively.

The chart below provides a comparison of our all day audience share and penetration to our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration

MARKIZA TV	CME	1996	Terrestrial	39.8%	86%
STV 1	Public Television	1956	Terrestrial	20.0%	97%
TV JOJ	Local owner	2002	Terrestrial	12.9%	61%
STV 2	Public Television	1969	Terrestrial	5.8%	89%
Others				21.5%

Source: Report of the status of broadcasting in the Slovak Republic and about the activities of the Council for Broadcasting and Retransmission for 2003, Visio / MVK and CME Research.

The MARKIZA TV channel also competes with additional foreign terrestrial television stations located in Austria, the Czech Republic and Hungary where originating signals reach the Slovak Republic, and foreign satellite stations.

License renewal

The Markiza TV channel's broadcast operations are subject to regulations imposed by (i) the Act on Broadcasting and Retransmission of September 2000, (ii) the Act on Advertising and (iii) conditions contained in the license granted by the Slovak Republic Media Council pursuant to the Act on Broadcasting and Retransmission. The Slovak Republic Media Council granted Markiza the license to operate the MARKIZA TV channel for a period of 12 years, expiring in September 2007. According to the Act on Broadcasting and Retransmission, a license can be extended once, for an additional 12 years by the Slovak Republic Media Council. An application for the extension of the MARKIZA TV license must be filed during the twentieth month prior to the expiry date (February 2006). The Slovak Republic Media Council has discretion to grant an extension following its evaluation of whether the broadcaster has operated in compliance with the license and television broadcasting regulations.

Ownership

Our interest in STS is governed by the Memorandum of Association and Articles of Association of STS (which we refer to collectively as the "Slovak Agreement"). Pursuant to the Slovak Agreement we hold a 49% ownership interest and are entitled to 70% of the profits of STS. In addition, we have undertaken pursuant to the Slovak Agreement to fund all of the capital requirements of STS; for every additional US$ 1 million invested by us in the registered capital of STS, our share of profits increases by 3%. A Board of Representatives directs the affairs of STS, it is composed of five members, two of whom are appointed by us and three by Markiza. All significant financial and operational decisions (including approval of the budget, borrowings, disposals, and expenses outside the budget) of the Board of Representatives require a vote of 80% of its members. In addition, certain fundamental corporate matters (such as dividend distributions, appointment of company executives, and amendments to corporate documents) are reserved for decision by a general meeting of shareholders and require a 67% affirmative vote of the shareholders.

We own a 34% voting interest and a 0.1% economic interest in Markiza. We have the right to appoint one of three authorized co-signatories of Markiza, giving us blocking control over Markiza's activities.

Slovenia

General

Slovenia, which joined the European Union on May 1, 2004, is a parliamentary democracy with a population of 2.0 million. Per capita GDP was estimated to be US$ 13,710 in 2003, the highest per capita GDP in Central and Eastern Europe, with a GDP growth rate of 3.5% for 2004. Approximately 99% of Slovenian households have television and cable penetration is approximately 57%. According to our estimates, the Slovenian television advertising market grew by approximately 10% in 2004 to US$ 50 - 60 million. In Slovenia, we operate two national television channels, POP TV and KANAL A. The other significant national broadcaster is the state broadcaster SLO, operating two channels.

Operating and license companies

Pro Plus provides programming to and sells advertising for the broadcast license holders Pop TV and Kanal A. Pop TV holds all of the licenses for the POP TV channel and Kanal A holds all the licenses for the KANAL A channel. Pro Plus has entered into an agreement with each of Pop TV and Kanal A to provide all programming to the POP TV channel and the KANAL A channel and to sell advertising for each channel.

Operations:

POP TV and KANAL A

The POP TV channel is the leading national commercial television broadcaster in Slovenia and reaches approximately 87% of the population of Slovenia, including the capital Ljubljana and Maribor, Slovenia's second largest city. In 2004, the POP TV channel had an audience share of 28% all day and 32% in prime time, the highest in Slovenia.

The KANAL A channel, a national television broadcaster, reaches 81% of the population of Slovenia, including Ljubljana and Maribor. Independent research shows that among main television stations in 2004, the KANAL A channel had an audience share of eight percent in its coverage area all day and nine percent in prime time, making it the third most watched television channel in Slovenia.

The chart below summarizes the all day and prime time audience share figures for POP TV and KANAL A:

	2000	2001	2002	2003	2004

POP TV
All day	31%	29%	29%	30%	28%
Prime time	33%	32%	32%	34%	32%
KANAL A
All day	14%	12%	11%	10%	8%
Prime time	14%	12%	11%	11%	9%

Source: Media Services AGB

Programming

The POP TV channel broadcasts 18 hours per day and has a programming strategy which seeks to appeal to a broad audience through a wide range of programming including series, movies, news, variety and game shows and features. Approximately 29% of programming is locally produced, including top rated topical shows Preverjeno! (Confirmed!) and Trenja (Friction) and the local series Nasa Mala Klinika (Our Little Clinic). The KANAL A channel's programming strategy is to complement the programming strategy of the POP TV channel with a mixture of locally produced programs such as Extra Magazine and Popstars and acquired foreign programs including films and series. The KANAL A channel broadcasts for 16 hours daily.

Pro Plus has secured exclusive program rights in Slovenia to a variety of successful American and Western European programs and films produced by studios such as Warner Bros., Twentieth Century Fox and Paramount. Pro Plus has agreements with CNN, Reuters and APTN to receive foreign news reports and film footage to integrate into news programs. All foreign language programs and films are subtitled in Slovenian with the exception of some children's programming that is dubbed.

Pop TV and Kanal A are required to comply with several restrictions on programming, including regulations governing the origin of programming. These regulations include the requirement that 20% of a station's daily programming consist of locally produced programming, of which at least 60 minutes must be broadcast between 6.00 pm and 10.00 am. Two percent of the station's annual broadcast time must be Slovenian origin films and this amount must increase each year until it reaches five percent. In the future a majority (increased from the current 40%) of the station's annual broadcast time will be required to be European origin films, and 50% of such works will have to have been produced in the last five years.

Advertising

Pro Plus derives revenues from the sale of commercial advertising time on the POP TV and KANAL A channels. Current multinational advertisers include firms such as Benckiser, Henkel, Procter & Gamble, Wrigley and Colgate, although no one advertiser dominates the market. Our top ten advertisers contributed approximately 32% to our total advertising revenues in Slovenia in 2004.

Within the Slovenian advertising market, TV accounts for approximately 55% of total advertising spending. In addition, the POP TV and KANAL A channels compete for revenues with other media, such as print, radio, outdoor advertising and direct mail.

Peoplemeters are currently present in 450 homes in Slovenia and are the primary source for the POP TV and KANAL A channels' rating information.

Privately owned broadcasters are allowed to broadcast advertising for up to 12 minutes in any hour. The public broadcaster, which is also financed through a compulsory television license fee, is subject to the same restrictions on advertising time. There are restrictions on the frequency of advertising breaks during films and other programs, including news, documentary or children's programming. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a prohibition on the advertising of any alcoholic beverages from 7.00 am to 9.30 pm and generally for alcoholic beverages with more than 15% alcohol by content.

Competition

Historically, the television market in Slovenia had been dominated by SLO 1, a state channel. The other state channel is SLO 2. SLO 1 reaches nearly all of Slovenia's TV households, and SLO 2 reaches 96% of Slovenia's TV households. One other privately owned broadcaster, TV3, has achieved a relatively small audience share of less than 1.2%.

The chart below provides a comparison of our audience share and penetration to our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration (%)

POP TV	CME	1995	Terrestrial / cable	27.6%	87%
SLO 1	Public Television	1958	Terrestrial / satellite / cable	25.8%	97%
SLO 2	Public Television	1967	Terrestrial / satellite / cable	10.6%	96%
KANAL A	CME	1990	Terrestrial / cable	8.3%	81%
Others				27.7%

Source: Media Services AGB and CME Research

The POP TV and KANAL A channels also compete with foreign television stations, particularly Croatian, Italian, German and Austrian stations. At 57%, cable penetration is greater than many other countries in Central and Eastern Europe and approximately 18% of households have satellite television.

License renewals

The POP TV and KANAL A channels operate under licenses regulated pursuant to the Law on Media adopted in 2001 and pursuant to the Electronic Communications Act which came into effect on May 1, 2004. According to the Electronic Communications Act, the Slovenian Media Council may extend a license at the request of the broadcaster if it is in compliance with all the license conditions. In 2002 the Slovenian Media Council extended all of the licenses held by POP TV and KANAL A until August 2012.

Ownership

We own 96.85% of the voting and economic interests in Pro Plus. Pro Plus owns 100% of POP TV and KANAL A.

We have entered into a put/call arrangement with the general director of Pro Plus, Marijan Jurenec, who owns the remaining 3.15% of Pro Plus. Under the terms of the agreement, Mr. Jurenec has the right to put his interest to us from December 31, 2004 through January 30, 2006 at a price that consists of a fixed component and a variable component based on station Segment EBITDA (as defined in "Management's discussion and analysis of financial condition and results of operations", III. "Analysis of segment results"). We have the right to call the interest held by Mr. Jurenec at any time until December 31, 2006 at a price that is the same as the put price until January 30, 2006 and for approximately Euro 5.4 million (approximately US$ 7.3 million) thereafter until December 31, 2006, when the call expires.

Ukraine

General

Ukraine, the most populous market served by us, is a parliamentary democracy with a population of 47.6 million. Per capita GDP was estimated to be US$ 1,040 in 2003, the lowest of all our markets, with a GDP growth rate in 2004 of nine percent. Nearly 100% of Ukrainian households have television and cable penetration is approximately 23%. According to our estimates, the Ukrainian television advertising market grew by approximately 26% in 2004 to US$ 130 - 140 million. In Ukraine, we operate one national television channel, STUDIO 1+1. The other three significant national broadcasters are the state broadcaster UT1 as well as privately owned Inter and Novi Kanal.

Operating and license companies

The Studio 1+1 Group is comprised of several entities involved in the broadcasting operations of Studio 1+1, the license holding company. Innova provides programming and production services to Studio 1+1. TV Media Planet was established on December 29, 2004, to provide services related to the acquisition of formats and other programming. Studio 1+1 has entered into an exclusive agreement with Video International, a Ukrainian subsidiary of a Russian advertising sales company, to sell advertising for the STUDIO 1+1 channel. We have neither an economic nor a voting interest in Video International.

Operations:

STUDIO 1+1

The STUDIO 1+1 channel broadcasts programming and sells advertising under two licenses granted to it by the Ukrainian Media Council on UT-2 and reaches approximately 95% of Ukraine's population. The STUDIO 1+1 channel began broadcasting on UT-2 in January 1997 under a license permitting 15 hours of broadcasting per day, including prime time. In July 2004 the station was awarded a further license allowing it to broadcast for the remaining nine hours not covered by the station's existing 15-hour license. The station has been broadcasting a full 24-hour schedule since early September 2004. The STUDIO 1+1 channel had a national all day audience share of 21% in 2004 and a 27% prime time audience share during 2004.

The chart below summarizes the national all day and prime time audience share figures for Studio 1+1:

	2000	2001	2002	2003	2004

Studio 1+1
All day	22%	22%	22%	19%	21%
Prime time	28%	29%	27%	25%	27%

Source: GFK USM

Programming

The STUDIO 1+1 channel's programming strategy is to appeal to a broad audience. The success of the STUDIO 1+1 channel has been achieved through a programming strategy that balances both studio programming and new popular local programs, including Russian police and action series and locally produced Ukrainian shows, programs and news. In 2004, Studio 1+1 produced and co-produced approximately 1,500 hours of programming, which primarily consists of a daily breakfast show, news broadcasts and news related programs, talk shows, documentaries, game shows, sport and lifestyle magazine shows and comedy shows.

The Studio 1+1 Group has secured exclusive territorial or local language broadcast rights in Ukraine to a variety of successful high quality Russian, American and Western European programs and films from many of the major studios, including Warner Bros., Paramount Pictures, Universal Pictures and Columbia Pictures. Studio 1+1 has agreements with Reuters for foreign news packages and other footage to be integrated into its programming. All non-Ukrainian language programs and films (including those in the Russian language) are dubbed or subtitled in Ukrainian.

Studio 1+1 is required to comply with certain restrictions on programming, including regulations governing the origin of programming. These regulations include the requirement that at least 80% of all programming must be in the Ukrainian language (including acquired programming that is dubbed). In addition, programming produced by Studio 1+1 must account for at least 70% of all programming.

Advertising

The Studio 1+1 Group derives revenues principally from the sale of commercial advertising time through both media buying groups and independent agencies. Video International has an exclusive contract to sell advertising for the Studio 1+1 Group until the end of the term of the 15-hour broadcasting license on December 31, 2006. Advertisers include large multinational firms such as Procter & Gamble, Kraft Foods, Samsung, Unilever, Coca-Cola, Wrigley, Colgate—Palmolive, Mars and Nestle. Our top ten advertising clients contributed approximately 23% to our total advertising revenues in Ukraine in 2004.

Within the Ukrainian advertising market, television accounts for approximately 60% of total advertising spending. STUDIO 1+1 also competes for advertising revenues with other media, such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are allowed to broadcast advertising for 15% of their total broadcast time. The public broadcaster, which is also financed through a compulsory license fee, is subject to the same restrictions on advertising time. There are restrictions on the frequency of advertising breaks both during and between programs. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a prohibition on the advertising of alcoholic beverages before 11:00 p.m.

Competition

Ukraine is served by three national television frequencies: UT-1 which is state run, UT-2 (on which the STUDIO 1+1 channel broadcasts) and UT-3 (on which Inter, another privately owned broadcaster, broadcasts for 24 hours per day). ICTV, STB and Novi Kanal, which are all privately owned broadcasters use a series of regional frequencies to establish a network.

The chart below provides a comparison of our audience share and penetration to our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration

Inter	Local owners	1997	Terrestrial / satellite / cable	23.2%	78%
STUDIO 1+1	CME	1995	Terrestrial / satellite / cable	21.2%	95%
Novi Kanal	Local owners	1998	Terrestrial	10.1%	50%
UT-1	Public Television	1952	Terrestrial / cable	2.8%	98%
Others				42.7%

Source: GFK USM and CME Research

License renewal

Licenses in Ukraine are renewed by the Ukraine Media Council in accordance with the terms of the 1995 Act on Television and Radio Broadcasting. Studio 1+1's main 15-hour broadcast license, covering prime time, expires on December 31, 2006. The remaining nine hours of Studio 1+1's schedule are broadcast pursuant to a 10 year broadcast license expiring in August 2014. The Ukraine Media Council may extend the license term in an administrative procedure. Studio 1+1 is entitled to a renewal of its license if it does not infringe Ukrainian Media Council rules prior to the expiration of the current term. We believe we are currently in compliance with all these conditions.

Ownership

The Studio 1+1 Group consists of several entities in which we hold direct or indirect interests. The Key Agreement among Boris Fuchsmann, Alexander Rodnyansky, Studio 1+1, Innova, IMS, CME Ukraine Holding GmbH and us, entered into as of December 23, 1998, gives us a 60% economic interest in all Studio 1+1 Group companies and a 60% ownership interest in all the group companies except for the license holding company Studio 1+1, due to regulatory restrictions that limit foreign ownership to 30%. Accordingly, we hold a 60% ownership interest and are entitled to 60% of the profits in each of Innova, IMS and TV Media Planet. Innova owns 100% of Inter-Media, a Ukrainian company, which in turn holds a 30% voting and profits interest in Studio 1+1, the license holding company in Ukraine.

At present our indirect ownership interest in Studio 1+1 is 18%. However, we entered into an additional agreement on December 30, 2004 with Boris Fuchsmann, Alexander Rodnyansky and Studio 1+1 which re-affirms our entitlement to 60% of any distribution from Studio 1+1 to its shareholders until such time as Ukrainian legislation allows us to increase our interest in Studio 1+1 to 60%.

Significant decisions involving entities in the Studio 1+1 Group are taken by the shareholders and require majority consent. According to shareholder agreements, certain fundamental corporate matters of the other entities require the vote of 61% of the shareholders (such as approval of the budget of the Studio 1+1 Group and amendments to the budget) and certain decisions involving Studio 1+1, the license holding company, require a shareholder vote of at least 75% (including dividend distributions, appointment of the general director and changes to the capital structure).

Alexander Rodnyansky, a previous general director, is the Honorary President of Studio 1+1 and continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC Media based in Moscow.

Czech Republic

Acquisition of TV Nova Group and the Krsak Interest

On December 13, 2004, we entered into the Framework Agreement with PPF to acquire 85% of PPF's ownership interest in the TV Nova Group. On February 24, 2005 we entered into the Krsak Agreement to acquire the Krsak Interest.

The aggregate purchase price for the TV Nova Acquisition and the acquisition of the Krsak Interest is estimated to be approximately US$ 661 million, consisting of US$ 540.1 million in cash and the issuance of 3.5 million unregistered shares of our Class A Common Stock to PPF. The purchase price of the TV Nova Acquisition is subject to adjustments for changes in the debt and working capital levels of the TV Nova Group between the signing date and the closing date of the TV Nova Acquisition. See "Risk factors" above.

TV Nova Group

PPF holds 100% of CP 2000 and 100% of Vilja (Vilja owns 52.075% of CET 21, which holds the TV NOVA broadcasting license). Upon completion of the transactions contemplated by the Framework Agreement, we will own an 85% interest in Vilja and an 85% interest in CP 2000. At the completion of the transaction contemplated by the Krsak Agreement, we will also own a direct 16.67% interest in CET 21.

Our interests in the TV Nova Group will be governed through the TV Nova Group Agreement. Under this Agreement, we will have the right to appoint a majority of the members of the management board and the supervisory board of any entity in the TV Nova Group, including CET 21, CP 2000 and Mag Media. In addition, we will have the right to appoint three of the members of a five-member Executive Committee that will be responsible for making strategic decisions for the TV Nova Group. Decisions will be made by simple majority vote. Under the TV Nova Group Agreement, the affirmative vote of PPF will be required for purposes of amending the articles of CME Media Investments or CME Media Services, altering the capital structure and making decisions to merge or liquidate.

License company: CET 21

CET 21 holds the national terrestrial broadcasting license for the TV NOVA channel and distributes the TV NOVA signal. CET 21 conducts a number of broadcasting activities, including the production of news and entertainment shows and the acquisition of programming.

The day-to-day management of CET 21 is conducted through a three-member board of management. Decisions require the affirmative vote of two executives on the board of management. Pursuant to the TV Nova Group Agreement, we will have the right to appoint two of the three executives of CET 21. Shareholder decisions under the memorandum of association of CET 21 (including the distribution of dividends, incurrence of indebtedness and the disposal of assets) require a simple majority vote, irrespective of whether such decisions are taken at a duly constituted general meeting or by written resolution. Certain decisions, including amendments to the memorandum of association, changes to the capital structure, mergers and liquidation, require the affirmative vote of at least two-thirds of the shareholders.

The minority interests in CET 21 are currently held by Mr. Krsak (16.67%), Ceska Sporitelna a.s. (1.25%) and CEDC GmbH (1.25%). The remaining 28.755% interest in CET 21 is currently held by the company itself. The ownership interests in CET 21 held by Vilja, CET 21, CEDC and CS are currently the subject of certain legal proceedings. See "Legal proceedings" below.

Because CET 21 is not entitled to vote the interest held by it in any general meetings or shareholder resolutions. Vilja has an effective voting interest of approximately 73%, Mr. Krsak has an effective voting interest of approximately 24% and each of CS and CEDC have approximately 1.8% effective voting interests. The Krsak Agreement provides for the withdrawal by Mr. Krsak of legal proceedings related to the TV Nova Group and the acquisition by us of the entire interest held by Mr. Krsak. See "Risk factors" above.

The 52.075% ownership interest in CET 21 held by Vilja has not been registered in the commercial register. See "Risk factors" above. Following receipt of an approval of the Czech Media Council, Vilja will have acquired a 1.25% interest in CET 21 held by CS and PPF will have acquired a 1.25% interest in CET 21 held by CEDC. Under the TV Nova Group Agreement, PPF is obliged to transfer such interest to Vilja for nominal consideration following the receipt of the approval of the Czech Media Council. Following such transfers, Vilja would own 54.575% of CET 21.

Principal operating companies: CP 2000 and Mag Media

CP 2000 is engaged in the provision of programming and production-related services to CET 21. CP 2000 owns 100% of Mag Media. CP 2000 provides certain programming and production related services to CET 21 and Mag Media negotiates the sale of advertising for the TV NOVA channel. A three-member board of management oversees the day-to-day operations of CP 2000 and Mag Media. Each entity also has a supervisory board. Decisions are generally taken by a simple majority vote. Following the closing of the TV Nova Acquisition, we will have the right to appoint a majority of the members of the boards of management and the supervisory boards of CP 2000 and Mag Media.

Historically, the TV Nova Group has acquired most of its programming through AQS a.s., an independent programming acquisition company. Under the Framework Agreement, it has been agreed that the TV Nova Group will acquire its programming directly rather than through AQS. As a condition to closing, the TV Nova Group will enter into an agreement with AQS providing for the transfer to the TV Nova Group, subject to any necessary third party consents, of the programming library acquired by AQS for the TV NOVA channel.

Put and call with PPF

The TV Nova Group Agreement also grants us a call option on the remaining 15% interest in the TV Nova Group held by PPF that is exercisable at any time after the closing date of the TV Nova Acquisition. The call price is capped at 25% of the adjusted purchase price for the TV

Nova Acquisition, subject to certain adjustments and other terms. The call price is estimated to be approximately US$ 205.6 million, subject to adjustment. PPF has a right to put to us its 15% interest in the TV Nova Group, exercisable from the first anniversary of the closing date of the TV Nova Acquisition for an exercise price that is the lesser of (i) 15% of the independently appraised value of the TV Nova business at the time of the exercise of the put and (ii) 15% of the adjusted purchase price of the TV Nova Acquisition, subject to certain adjustments and other terms.

PPF indemnity

PPF, PPF a.s. and PPF N.V. have agreed to provide indemnities in respect of the TV Nova Acquisition and PPF has entered into a covenant not to compete with us in the television business. We can seek indemnification for claims arising from breaches of warranties for two years from the closing date of the TV Nova Acquisition and the indemnification is capped at CZK 2 billion (approximately US$ 89.6 million). We can seek indemnification for claims in respect of Vilja's ownership of 52.075% of CET 21, claims of certain former shareholders of the TV Nova Group, claims relating to taxes, and claims relating to fraudulent or criminal acts of key personnel related to the TV Nova Group for three years from the closing date of the TV Nova Acquisition and the indemnification is capped at the purchase price paid by us for the TV Nova Group. See "Legal proceedings" below. PPF and PPF a.s. are liable for such indemnification claims. In the event indemnification claims exceed CZK 2 billion (approximately US$ 89.6 million), PPF N.V. will provide a guarantee for all indemnification claims from such moment in respect of any amounts then subject to a claim for indemnification.

General

The Czech Republic, which joined the European Union on May 1, 2004, is a parliamentary democracy with a population of 10.2 million. Per capita GDP in 2003 was US$ 10,213 with a GDP growth rate in 2004 of 3.6%. Approximately 98% of Czech households have television and cable penetration is approximately 27%. According to our estimates, the Czech Republic television advertising market was approximately US$ 320-330 million in 2004, growing by 10% from 2003.

Upon completion of the TV Nova Acquisition, we will be operating one television channel, TV NOVA. The other two national broadcasters are the state television broadcaster CT, operating two channels, and privately owned TV Prima.

Operations:

TV NOVA

The TV NOVA channel broadcasts pursuant to a license which will expire in 2017, it reaches approximately 98% of the Czech Republic's television households. The TV NOVA channel had an average all day audience share for 2004 of approximately 42% compared to 22% for its nearest commercial competitor, TV Prima. The state broadcasters CT1 and CT2 had a combined average audience share of 30% in 2004.

The chart below summarizes the national all day and prime time audience share figures for TV NOVA:

	2000	2001	2002	2003	2004

TV Nova
All day	46.4	47.7	44.2	43.4	42.2
Prime time	48.9	51.9	48.3	45.8	44.9

Source: Taylor Nelson Sofres—ATO; ATO—Mediaresearch

Programming

The TV NOVA channel broadcasts 21 hours per day and has a programming strategy which seeks to appeal to a broad audience, especially during prime time, with news, movies, entertainment programs and sports highlights, and to target more specific demographics in off-peak broadcasting hours. Approximately 32% of the TV NOVA channel's programming is locally produced, including Televizni noviny (TV News), Cesko hleda SuperStar (Pop Idol), Kamenak (Czech film) and Pojistovna (original Czech series). Televizni noviny, the nightly news program, achieves the highest ratings among all Czech television shows on a regular basis. Cesko hleda SuperStar (Pop Idol) and Pojistovna (original Czech series) are also among the top-rated shows in the Czech Republic.

The TV NOVA channel has secured exclusive broadcast rights in the Czech Republic to a variety of popular American and European series, films and telenovellas produced by major international studios including Warner Bros., Universal, IFD, MGM, Carsey-Werner, Paramount Pictures, Twentieth Century Fox and Walt Disney Television International. All foreign language programming is dubbed into the Czech language. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the TV NOVA channel.

CET 21 is required to comply with certain restrictions on programming, including the origin of programming. These include the requirements that broadcasters shall, where practicable, reserve half of their broadcasting time for European productions; reserve, where practicable, at least 10% of their broadcasting time or spend 10% of their programming budget on independent European productions; and ensure, where practicable, that at least 10% of broadcasting time is dedicated to productions made within the last five years.

Advertising

The TV Nova Group derives revenues principally from the sale of commercial advertising time through media buying groups and independent agencies. Advertisers include large multinational firms such as Procter & Gamble, Henkel, Unilever, Wrigley, Kraft Jacobs, Ferrero, Suchard, Danone Group, Nestle and Benckiser, though no one advertiser dominates the market. The top ten advertisers of TV NOVA contributed approximately 30% of its advertising revenues in 2004.

Within the Czech advertising market, television accounts for approximately 52% of total advertising spending. In addition, the TV NOVA channel competes for advertising revenues with other media, such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters in the Czech Republic are permitted to broadcast advertising for up to 12 minutes per hour (but not more than 15% of total daily broadcast time). The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting advertising for a maximum of 1% of daily broadcast time (excluding teleshopping). There are restrictions on the frequency of advertising breaks during and between programs. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and limitations on advertisements of alcoholic beverages.

Competition

The Czech Republic is served by two national public television stations, CT1 and CT2, which dominated the ratings until the TV NOVA channel began broadcasting in 1994. CT1 and CT2 reach nearly all of the Czech television households. The TV NOVA channel also competes with the privately owned broadcaster TV Prima (first launched in 1993 as FTV Primera, subsequently re-launched and re-branded as TV Prima in 1996). TV Prima reaches 93% of TV households.

The chart below provides a comparison of TV NOVA's audience share and penetration to its competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2004)	Household penetration

CT 1	Public Television	1953	Terrestrial	21.2%	98.3%
CT 2	Public Television	1970	Terrestrial	9.2%	97.2%
TV Nova	PPF	1994	Terrestrial	42.2%	97.8%
TV Prima	Local owners	1993	Terrestrial / satellite	21.6%	92.6%
Others				5.8%

Source: CME Research and Ceske radiokomunikace; Mediaresearch—Peoplemeter provider Establishment and Continual Research data 2004

The TV NOVA channel also competes for audience with additional foreign terrestrial television stations located in Austria, Germany, the Slovak Republic and Poland, where originating signals reach the Czech Republic, as well as with foreign satellite stations.

Regulation and license renewal

CET 21's broadcast operations are subject to regulations imposed by (i) the Broadcasting Act 2001, (ii) the Act on Advertising and (iii) conditions contained in the license granted by the Czech Republic Media Council pursuant to the Broadcasting Act 2001.

According to the Broadcasting Act 2001, a television broadcasting license can be extended once. The Czech Republic Media Council has granted an extension of the TV NOVA license which expires in January 2017.

Corporate operations

In addition to group management and corporate administration, our central organization provides oversight and support to our television operations. The functions include network management, financial planning and analysis, financial control and legal services.

Seasonality

We, like other television operators, experience seasonality, with advertising sales tending to be lowest during the third quarter of each calendar year due to the summer holiday period (typically July and August), and highest during the fourth quarter of each calendar year. See "Selected consolidated financial data—Quarterly Results and Seasonality" above for further discussion.

Employees

As of February 18, 2005, our operating companies had a total of approximately 1,550 employees and we had a corporate operations staff of 27 employees in London. In addition, we had four station finance directors who are appointed and paid by us, but whose costs are recharged to the operations. None of our employees or the employees of any of our subsidiaries are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Legal proceedings

General

We are, from time to time, a party to litigation that arises in the normal course of our business operations. Other than those claims discussed below, we are not presently a party to any such litigation which could reasonably be expected to have a material adverse effect on our business or operations.

We present below a summary of our more significant proceedings by country.

Croatia

On October 29, 2004, OK filed suit against Global Communications d.o.o. claiming approximately HRK 53 million (approximately US$ 9.4 million) in damages. Global Communications is a company controlled by Ivan Caleta, who had previously operated NOVA TV (Croatia) through OK. Global Communications, together with GRP Media d.o.o., another company controlled by Mr. Caleta, had provided certain goods and services to OK and NOVA TV (Croatia) in exchange for advertising time. Global Communications and GRP Media were functionally managing the advertising inventory of NOVA TV (Croatia). On December 31, 2003, Global Communications entered into a agreement by which OK acknowledged that Global Communications was entitled to approximately 375,000 seconds of advertising time for goods and services previously provided. Following our acquisition of Nova TV (Croatia) and OK in July 2004, OK concluded that Global Communications had used all of its seconds by June 2004 based on a substantial discrepancy discovered between the utilization of advertising time recorded by Global Communications and that recorded by AGB Puls, an independent television audience measurement service operating in Croatia. In the course of its investigation of the usage of seconds by Global Communications, OK discovered that computer records of advertising seconds kept for OK may have been altered. OK brought suit in order to recover amounts for advertising time used by Global Communications in excess of the 375,000 seconds agreed. Global Communications filed a counterclaim in January 2005 for HRK 68 million (approximately US$ 12.1 million), claiming that AGB data is unreliable and that it is entitled to additional seconds under the previous agreement. We believe that AGB data is reliable and these counterclaims are without merit.

Romania

There are no significant outstanding legal actions that relate to our business in Romania.

Slovenia

On November 20, 2002, we received notice of a claim filed by Mrs. Zdenka Meglic, the founder and a former shareholder of MMTV 1 d.o.o, against MMTV, a subsidiary of ours in Slovenia. In her claim against MMTV, Mrs. Meglic is seeking an amount equal to SIT 190 million (approximately US$ 1.1 million) for repayment of monies advanced to MMTV from 1992 to 1994 (in the amount of approximately SIT 29 million (approximately US$ 0.2 million)) plus accrued interest. On September 9, 2004, the court of first instance found against MMTV and issued a judgment requiring MMTV to pay SIT 190 million (approximately US$ 1.1 million) plus interest as well as costs. On September 24, 2004, MMTV filed an appeal against the judgment.

On December 15, 2004, the appellate court vacated the judgment of the lower court and returned the case for further proceedings. We believe Mrs. Meglic's claim is without merit and will continue to defend the claim. Accordingly, we have made no provision for this claim in our consolidated balance sheets as at December 31, 2004.

Slovak Republic

There are no significant outstanding legal actions that relate to our business in the Slovak Republic.

Ukraine

In July 2004, AITI launched proceedings against the Ukraine Media Council and Studio 1+1 to challenge the award of the additional nine-hour license to Studio 1+1. In September 2004, the Economic Court of Kiev dismissed this claim. AITI appealed to the Court of Appeal, which also found in favor of the Ukraine Media Council and Studio 1+1. AITI appealed to the more senior Court of Cassation, which also rejected the claim at a hearing dated January 11, 2005. AITI lodged a request to appeal to the Supreme Court of Ukraine on February 18, 2005. The Supreme Court rejected the appeal on March 17, 2005 and no further appeals in this matter are possible.

Czech Republic

Companies within the TV Nova Group are party to litigation from time to time. Certain material proceedings in respect of the TV Nova Group are described below. We have not been party to any of these proceedings.

Claims challenging Vilja Shareholding in CET 21

On May 20, 2002, Vilja acquired its ownership interest in CET 21 from Messrs. Alan, Huncik and Venclik. On July 19, 2002, Mr. Krsak filed a claim with the City Court in Prague challenging a number of CET 21 shareholder resolutions adopted by written consent (which we refer to as the Krsak 2002 Petition). In relevant part, his complaint included challenges to (1) a decision of the CET 21 shareholders of April 22, 2002 to approve the transfer by Messrs. Alan and Venclik of their ownership interests in CET 21 to Vilja and (2) a written resolution of the CET 21 shareholders on the redistribution of a 60% interest in CET 21 then held by the company itself. This 60% interest had previously been held by Vladimir Zelezny, who had been forced to relinquish it in an enforcement proceeding against him following his default on a judgment adverse to him in another proceeding. These claims, in effect, constitute a challenge to the ownership by Vilja of a 52.075% ownership interest in CET 21.

Among the grounds put forward by Mr. Krsak was that he was given insufficient time to respond to the proposed resolutions. In addition, with regard to the claim regarding the transfer of the interests held by Messrs Alan and Venclik, Mr. Krsak is contending that the transfer agreements do not describe the interests being transferred by them to Vilja with complete accuracy. In response to this petition, CET 21 argued, among other things, that the resolution had been duly delivered to Mr. Krsak in a timely manner, that the interest to be transferred to Vilja had been defined in good faith and that even a negative vote by Mr. Krsak on the shareholder resolutions would not have affected the outcome of the voting, which required a simple majority vote under the corporate documents of CET 21.

On June 18, 2003, before the City Court had issued a decision in the Krsak 2002 Petition, CET 21 petitioned the City Court to approve, among other things, the registration of Vilja in the commercial register maintained by the City Court as the owner of 52.075% of CET 21 (which we refer to as the "CET 21 Petition").

On November 20, 2003, the City Court found in favor of Mr. Krsak in respect of the Krsak 2002 Petition on the basis that he had had insufficient time to respond to the resolutions. In a hearing in respect of the CET 21 Petition on December 10, 2003, the City Court refused to register Vilja as the owner of 52.075% of CET 21 as requested in the CET 21 Petition and ordered the registration of a group of shareholders that had previously owned CET 21.

CET 21 filed an appeal on January 24, 2004 in respect of the CET 21 Petition to the High Court of Prague and a separate appeal on February 5, 2004 in respect of the Krsak 2002 Petition.

The High Court of Prague in a decision dated May 27, 2004 vacated the decision of the City Court in the CET 21 Petition. Furthermore, the decision of the High Court stated the legal position of the High Court on the following salient points: (1) the transfer agreements by which Vilja acquired a 52.075% interest in CET 21 are valid, (2) Zelezny held a 60% ownership interest in CET 21 pursuant to a shareholder resolution validly adopted in 1997, and (3) Zelezny ceased to hold a 60% interest in CET 21 following the successful completion of the enforcement proceeding. According to legal advice we have received from local counsel, the legal opinion expressed by the High Court in respect of the CET 21 Petition is binding on the City Court.

On October 18, 2004, the High Court of Prague, after concluding that the time limits to respond to the shareholder resolution were sufficient, vacated the decision of the City Court in the Krsak 2002 Petition and returned the case for further proceedings. The High Court instructed the City Court to give due regard in any further proceedings to other decisions taken in related matters, which, according to legal advice we have received from local counsel, includes the decision of the High Court dated May 27, 2004 in respect of the CET 21 Petition.

No further hearings have been scheduled in respect of the CET 21 Petition. In connection with the Krsak Agreement, a hearing in respect of the Krsak 2002 petition at the City Court of Prague scheduled for March 8, 2005 has been suspended by the parties.

The ability of the City Court to conduct further proceedings on the registration of Vilja as the owner of 52.075% of CET 21 requires the Supreme Court of the Czech Republic to release the share register of CET 21. The share register was lodged with the Supreme Court in connection with an extraordinary appeal by Mr. Krsak in an action originally initiated by CET 21 in 2000. In that action, CET 21 sought to register a replacement for Mr. Krsak as an executive of CET 21 following his removal. The City Court of Prague dismissed the petition. After the High Court of Prague amended the decision of the City Court and approved the registration of the change in directors, Mr. Krsak filed his extraordinary appeal on August 8, 2003. The Supreme Court has not scheduled a hearing in this matter. Prior to a hearing before the Supreme Court in this matter and a resolution thereof, there will not be a formal resolution of the CET 21 Petition and Vilja cannot be formally registered as a shareholder of CET 21.

Subject to the satisfaction of certain conditions, the Krsak Agreement provides that Mr. Krsak will file petitions to withdraw all of his claims in respect of the TV Nova Group. On April 20, 2005 the Czech Republic Media Council has consented to the transfer by him of his interest in CET 21 to us. Mr. Krsak will be required to deliver petitions to withdraw all claims then existing in front of any relevant court and such petitions will have to have been registered by any such court in advance of receiving any payment for his ownership interest in CET 21 from us.

Claims brought by Alan, Huncik, Venclik and Gal

On May 7, 2003, Messrs. Alan, Huncik, Venclik and Gal, former shareholders of CET 21, filed a claim against Messrs. Krsak and Zelezny, CET 21, CEDC and CS with the City Court in Prague. The substance of this challenge concerns the basis on which Mr. Zelezny purported to increase his ownership interest in CET 21 to 60% in 1997. On July 4, 2003, CET 21 filed a response refuting the challenges.

Until Messrs. Alan, Huncik and Venclik entered into transfer agreements with Vilja on May 20, 2002, they each held an interest in CET 21 (with 8.42% held by Mr. Alan, 4.34% by Mr. Huncik and 8.71% by Mr. Venclik). Following the decision of the City Court in Prague in respect of the Krsak 2002 Petition (which challenged the transfers by Messrs. Alan and Venclik on the grounds that the interests being transferred to Vilja were inaccurately described), each of Messrs. Alan, Huncik and Venclik entered into a second set of transfer agreements with Vilja intended to remedy any defects in the earlier transfer agreements. In addition, they and Mr. Gal entered into another set of agreements regulating, among other things, consideration for the interests transferred by Messrs. Alan, Huncik and Venclik as well as their conduct in respect of the claim filed on May 7, 2003. Specifically, they undertook to withdraw this claim prior to any hearing. No hearing on this claim has been scheduled and this claim has not been withdrawn to date.

Claims relating to the interests of CS and CEDC in CET 21

On April 2, 2003, CS entered into an agreement with Vilja to transfer its 1.25% interest in CET 21 to Vilja. This transfer was approved by a resolution of the CET 21 shareholders adopted by written consent on May 16, 2003. Mr. Krsak filed a petition against CET 21 in the City Court in Prague on August 8, 2003 to declare the shareholders resolution invalid. No hearing has been scheduled on this matter.

CET 21 adopted a shareholder resolution by written consent on January 5, 2004 to approve the transfer of the 1.25% interest of CEDC in CET 21 to PPF. Mr. Krsak filed a petition against CET 21 in the City Court in Prague on February 3, 2004 to declare this shareholders resolution invalid. No hearing has been scheduled on this matter.

The consent of the Czech Media Council to the transfer of each of these 1.25% interests has been requested but has not yet been issued.

The Krsak Agreement provides for the withdrawal by Mr. Krsak of these claims.

Disposition of the CET 21 interest held by CET 21

Following an enforcement proceeding against Vladimir Zelezny in another matter, his 60% interest passed to CET 21. The CET 21 shareholder resolution of July 4, 2002 provided for the redistribution of this 60% interest among Vilja, Mr. Krsak, CEDC and CS, the four remaining shareholders of CET 21. Only Vilja elected to participate in the redistribution of that interest; it acquired its pro rata portion of the 60% interest and thereby increased its ownership in CET 21 to 52.075% (from a 20.83% interest of an aggregate 40% interest then held by the four remaining shareholders). None of Mr. Krsak, who holds a 16.67% interest in CET 21, or CS or CEDC, which each hold a 1.25% interest, participated in the redistribution. As a result, their pro rated portions of the 60% interest (equal to an aggregate 28.755% interest in CET 21) continue to be held by CET 21 itself. CET 21 cannot dispose of this 28.755% interest prior to the resolution of claims relating to the Vilja ownership interest described above.

Other claims

On January 25, 2005, Mr. Krsak filed an action on his own behalf and on behalf of CET 21 against twenty-five parties, including PPF and its affiliates, CP 2000, Vilja, and certain former and current members of management. In his filing, Mr. Krsak is claiming damages to himself in the amount of approximately CZK 1.25 billion (approximately US$ 56.0 million) and on behalf of CET 21 in the amount of approximately CZK 7.5 billion (approximately US$ 335.9 million). The substance of this claim is that various entities and persons controlling CET 21 caused CET 21 damage by entering into agreements on disadvantageous terms with service companies related to such controlling person (such as CP 2000 and Mag Media).

The Krsak Agreement provides for the withdrawal by Mr. Krsak of these claims. Following the execution of the Krsak Agreement, Mr. Krsak and any relevant counterparty of the TV Nova Group have agreed to suspend any hearings that have arisen in respect of such claims.

Czech Republic Media Council Proceedings

In March 2005, the Czech Republic Media Council alleged a recent broadcast on TV NOVA constituted a breach of a subsection of Section 32 of the Czech Broadcasting Act that regulates the broadcast of programming that may have a material negative impact on children and adolescents and invited a response from CET 21. A breach of such subsection, if adversely decided, would under certain circumstances create a risk of revocation of the TV NOVA license. See "Risk Factors." In a decision dated April 27, 2005, the Czech Republic Media Council concluded that a breach occurred but it was not a breach of such subsection of Section 32 concerning the material negative impact of broadcasts on children and adolescents.

Principal security holders

The following table sets forth certain information as of April 1, 2005 with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock and also sets forth certain information with respect to voting power and percentage of ownership as of April 1, 2005, by (i) each shareholder known by us to beneficially own more than 5% of any class of our outstanding voting securities, (ii) each of our directors, (iii) our Chief Executive Officer and our other named executive officers and (iv) all our directors and executive officers as a group. Except as otherwise noted below, each of the shareholders identified in the table has sole voting and investment power over the shares beneficially owned by such person.

	Beneficial Ownership of Class A Common Stock(a)			Beneficial Ownership of Class B Common Stock			Common Stock
							% of Voting Power(b)
								% Ownership(b)
Name of Beneficial Owner	Number		Percent	Number		Percent

Ronald S. Lauder(1)(8)	137,769	(14)	*	6,737,095	(26)	92.0%	71.9%	24.5%
Michael N. Garin	40,000	(15)	*	-		-	*	*
Charles R. Frank, Jr.	6,400	(16)	*	-		-	*	*
Herbert A. Granath	16,000	(17)	*	-		-	*	*
Frederic T. Klinkhammer(2)	487,666	(18)	2.3%	-		-	*	1.7%
Alfred W. Langer	8,400	(19)	*	-		-	*	*
Bruce Maggin	6,400	(20)	*	-		-	*	*
Ann Mather		(21)	-	-		-	-	-
Eric Zinterhofer		(21)	-	-		-	-	-
Robert E. Burke	173,333	(22)	*	-		-	*	*
Wallace Macmillan	19,999	(23)	*	-		-	*	*
Marina Williams		(24)	*	-		-	*	*
All directors and executive officers as a group (12 persons)	895,967	(25)	4.1%	6,737,095	(25)	92.0%	72.0%	26.5%
Mark A. Riely(3)(9)	1,081,642		5.1%	-		-	1.2%	3.8%
Leonard A. Lauder(4)(10)	-		-	1,368,568		18.7%	14.5%	4.8%
Federated Investors, Inc.(5)(11)	3,002,788		14.3%	-		-	3.2%	10.6%
Eric Semler(6)(12)	1,460,864		6.9%	-		-	1.6%	5.2%
FMR Corp(7)(13)	1,579,100		7.5%	-		-	1.7%	5.6%

*      Less than 1.0%

    (a)   Does not include 7,334,768 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock for no additional consideration on a share-for-share basis.

    (b)   Represents the percentage of total voting power and the percentage ownership of the Class A Common Stock and the Class B Common Stock currently beneficially owned by each identified shareholder and all directors and executive officers as a group. The Class A Common Stock and the Class B Common Stock are the only authorized classes of our capital stock with shares outstanding.

1.     The address of Ronald S. Lauder is Suite 4200, 767 Fifth Avenue, New York, New York 10153.

2.     The address of Frederic T. Klinkhammer is Overlook 1, Palmetto Gardens, 3 Palmetto Court, Smiths Bermuda FL 07. Mr. Klinkhammer resigned as Vice Chairman and a member of our Board of Directors on March 22, 2005 following the expiration of his employment agreement.

3.     Information in respect of the beneficial ownership of Mark A. Riely (other than percentage ownership) is based upon a statement on Schedule 13G/A filed on February 10, 2005 by Mr. Riely, Curtis Alexander and Media Group Investors L.P. The address of Mr. Riely is 122 East 55th Street, New York, New York 10022. The address of Mr. Alexander is 365 Boston Post Road, Suite 210, Sudbury, Massachusetts 01776. The address of Media Group Investors L.P. is 122 East 55th Street, New York, New York 10022.

4.     Information in respect of the beneficial ownership of Leonard A. Lauder (other than percentage ownership) is based upon a statement on Schedule 13D filed by him. The address of Mr. Leonard Lauder is c/o The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153.

5.     Information in respect of the beneficial ownership of Federated Investors, Inc. (other than percentage ownership) is based upon a statement on Schedule 13G filed on February 14, 2005 jointly by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue. The address of Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.

6.     Information in respect of the beneficial ownership of Eric Semler (other than percentage ownership) is based upon a statement on Schedule 13G/A filed by him on February 14, 2004. The address of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, New York 10019.

7.     Information in respect of the beneficial ownership of FMR Corp. (other than percentage ownership) is based upon a statement on Schedule 13G filed on February 14, 2005 jointly by FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, and Fidelity Management & Research Company. The address of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, and Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.

8.     120,034 of the shares of Class B Common Stock listed are owned directly by Ronald S. Lauder, 3,385,417 of the shares of Class B Common Stock are owned by RSL Investments Corporation, 1,672,500 of the shares of Class B Common Stock are owned by RSL Capital LLC and 577,788 of the shares of Class B Common Stock are owned by Duna Investments, Inc., all of which are owned by Mr. Lauder. 210,461 of the shares of Class B Common Stock are held by RAJ Family Partners L.P., which Mr. Lauder may be deemed to beneficially own, and 646,895 of the shares of Class B Common Stock are held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estée Lauder RSL Trust and beneficially owned by Mr. Lauder.

9.     893,850 of these shares are owned directly by Mark A. Riely. In addition, Mr. Riely has shared power to vote and dispose of 165,956 shares owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Mr. Riely is a 75% shareholder, and 21,836 shares owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

10.  285,239 of the shares of Class B Common Stock listed are owned directly by Leonard A. Lauder, 646,895 of the shares of Class B Common Stock are held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estée Lauder LAL Trust, of which Leonard A. Lauder is a co-trustee and beneficiary and 436,434 of the shares of Class B Common Stock are held by LWG Family Partners L.P., a partnership whose managing partner is a corporation which is one-third owned by Mr. Lauder.

11.  Federated Investors, Inc. is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp., which act as investment advisors to registered investment companies and separate accounts that own shares of common stock in Central European Media Enterprises, Ltd. Federated Management Company of Pennsylvania and Federated Global Investment Management Corp. are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc. All of Federated Investors' outstanding voting stock is held in the Voting Shares Irrevocable Trust for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The trustees have collective voting control over the Parent and shared voting power over the shares listed.

12.  Mr. Semler has sole power to vote and to dispose of these shares which consists of (i) 977,608 shares held for the account of TCS Capital International, Ltd., (ii) 84,604 shares held for the account of TCS Capital, L.P. and (iii) 398,652 shares held for the account of TCS Capital II, LP. TCS Capital Management, LLC, a Delaware limited liability company is the investment manager of each TCS Capital International, TCS Capital, L.P. and TCS Capital II, L.P. Mr. Semler is the investment manager of TCS Capital Management.

13.  Edward C. Johnson 3d and FMR Corp each has sole power to vote and dispose of these shares which consist of: 991,300 shares owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., 21,600 shares owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp, and 566,200 shares owned by Fidelity International Limited. Edward C. Johnson 3d is the chairman of FMR Corp. and Fidelity International Limited and Abigail P. Johnson is a director of FMR Corp.

14.  Includes (i) 10,000 shares of Class A Common Stock underlying options which are currently exercisable at $23.00 per share and which expire on August 1, 2007 and (ii) 10,000 shares of Class A Common Stock underlying options which are currently exercisable at an initial exercise price of $23.594 per share, which exercise price has increased and will continue to increase on the first day of each calendar quarter by one-quarter of 5.57% and which expire on June 8, 2008.

15.  Consists of 40,000 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $19.49 per share and which expire on February 1, 2014. Does not include (i) 120,000 shares of Class A Common Stock underlying options with an exercise price of $19.49 per share which are not currently exercisable and which will not become exercisable within 60 days and expire on February 1, 2014.

16.  Consists of (i) 3,200 shares of Class A Common Stock underlying options which are currently exercisable, or will become exercisable within 60 days, at a price of $1.958 per share and which expire on May 15, 2012, and (ii) 3,200 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.897 per share and which expire on May 21, 2013. Does not include (i) 6,400 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $1.958 per share and which expire on May 15, 2012; (ii) 9,600 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $10.897 per share and which expire on May 21, 2013; and (iii) 16,000 shares of Class A Common Stock underlying options with an exercise price of $22.11 per share which are not currently exercisable and which will not become exercisable within 60 days and expire on June 1, 2014.

17.  Consists of (i) 9,600 shares of Class A Common Stock underlying options which are currently exercisable, or will become exercisable within 60 days, at a price of $1.958 per share and which expire on May 15, 2012; and (ii) 6,400 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.897 per share and which expire on May 21, 2013. Does not include (i) 6,400 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $1.958 per share and which expire on May 15, 2012; (ii) 9,600 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $10.897 per share and which expire on May 21, 2013; and (iii) 16,000 shares of Class A Common Stock underlying options with an exercise price of $22.11 per share which are not currently exercisable and which will not become exercisable within 60 days and expire on June 1, 2014.

18.  Includes (i) 252,000 shares of Class A Common Stock underlying options which are currently exercisable at an exercise price per share of $1.484 and which expire on March 8, 2007; (ii) 208,000 shares of Class A Common Stock underlying options which are currently exercisable at an exercise price per share of $2.1375 and which expire on March 31, 2012; and (iii) 26,666 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.365 per share and which expire on May 28, 2013. Does not include 13,334 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $10.365 per share and which expire on May 28, 2013. Mr. Klinkhammer resigned as our Vice Chairman and as a director on March 22, 2005, upon the expiration of his employment agreement.

19.  Consists of (i) 2,000 shares of Class A Common Stock underlying options which are currently exercisable, or will become exercisable within 60 days, at a price of $0.294 per share and which expire on May 18, 2011; (ii) 3,200 shares of Class A Common Stock underlying options which are currently exercisable, or will become exercisable within 60 days, at a price of $1.958 per share and which expire on May 15, 2012 and (iii) 3,200 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.897 per share and which expire on May 21, 2013. Does not include (i) 2,000 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $0.294 per share and which expire on May 18, 2011; (ii) 6,400 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $1.958 per share and which expire on May 15, 2012; (iii) 9,600 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $10.897 per share and which expire on May 21, 2013 and (iv) 16,000 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, at a price of $22.11 per share and which expire on June 1, 2014.

20.  Consists of 6,400 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.897 per share and which expire on May 21, 2013. Does not include (i) 9,600 shares of Class A Common

Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $10.897 per share and which expire on May 21, 2013 and (ii) 16,000 shares of Class A Common Stock underlying options with an exercise price of $22.11 per share which are not currently exercisable and which will not become exercisable within 60 days and expire on June 1, 2014.

21.  Ms. Mather and Mr. Zinterhofer have each been granted options to purchase 16,000 shares of Class A Common Stock with an exercise price of $22.11 per share and which expire on June 1, 2014. These options are not currently exercisable and will not become exercisable within 60 days.

22.  Consists of (i) 120,000 shares of Class A Common Stock underlying options which are currently exercisable at an exercise price of $2.1375 per share and which expire on March 31, 2012; and (ii) 53,333 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.365 per share and which expire on May 28, 2013. Does not include 26,667 shares of Class A Common Stock underlying options with an exercise price of $10.365 per share which are not currently exercisable and which will not become exercisable within 60 days and which expire on May 28, 2013.

23.  Consists of (i) 13,333 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $10.365 per share and which expire on May 28, 2013; and (ii) 6,666 shares of Class A Common Stock underlying options which will become exercisable within 60 days, at a price of $18.93 per share and which expire on May 4, 2014. Does not include (i) 6,667 shares of Class A Common Stock underlying options with an exercise price of $10.365 per share and which expire on May 28, 2013 which are not currently exercisable and will not become exercisable within 60 days; and (ii) 13,334 shares of Class A Common Stock underlying options with an exercise price of $18.93 per share which are not currently exercisable and which will not become exercisable within 60 days and which expire on May 4, 2014.

24.  Ms. Williams has been granted options to purchase 20,000 shares of Class A Common Stock with an exercise price of $32.99 per share and which expire on November 21, 2014. These options are not currently exercisable and will not become exercisable within 60 days.

25.  Includes 777,198 shares of Class A Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days. Does not include 355,602 shares of Class A Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days.

26.  Includes (i) 100,000 shares of Class B Common Stock underlying options which are currently exercisable at an exercise price of $23.925 per share and which expire on August 1, 2007; (ii) 8,000 shares of Class B Common Stock underlying options which are currently exercisable, or which will become exercisable within 60 days, at a price of $0.2625 per share and which expire on May 18, 2011; (iii) 9,600 shares of Class B Common Stock underlying options which are currently exercisable, or which will become exercisable within 60 days, at a price of $2.0558 per share and which will expire on May 15, 2012; and (iv) 6,400 shares of Class B Common Stock underlying options which will become exercisable within 60 days, at a price of $11.44 per share and which expire on May 21, 2013. Does not include (i) 2,000 shares of Class B Common Stock underlying options, which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $0.2625 per share and which expire on May 18, 2011; (ii) 6,400 shares of Class B Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $2.0558 per share and which expire on May 15, 2012; and (iii) 9,600 shares of Class B Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $11.44 per share and which expire on May 21, 2013 and (iv) 16,000 shares of Class B Common Stock underlying options which are not currently exercisable and which will not become exercisable within 60 days, but which have an exercise price of $23.22 per share and which expire on June 1, 2014.

Related party transaction

On May 27, 2003 we paid US$ 4.7 million to Ronald S. Lauder, our non-executive Chairman and controlling shareholder, reimbursing costs previously incurred by him in pursuing his Czech Republic arbitration which was conducted as a parallel proceeding to our own arbitration action. The payment was approved unanimously by our independent directors following a review of the ways in which the Lauder arbitration contributed to our success in the UNCITRAL Arbitration against the Czech Republic.

Directors and executive officers

Directors

Ronald S. Lauder, 61, one of our founders, has served as nonexecutive Chairman of our Board since our incorporation in 1994. Mr. Lauder is a principal shareholder and a director of The Estée Lauder Companies, Inc. and has served as Chairman of Estée Lauder International and Chairman of Clinique Laboratories, Inc., divisions of Estée Lauder, since returning to the private sector from government service in 1987. From 1986 until 1987, Mr. Lauder served as U.S. Ambassador to Austria. From 1983 to 1986, Mr. Lauder served as Deputy Assistant Secretary of Defense for European and NATO Affairs. He is Chairman of the Board of Trustees of the Museum of Modern Art, President of the Jewish National Fund, former Chairman of the Council of Presidents of American Jewish Organizations, a member of the Board of Governors of the Joseph H. Lauder Institute of Management and International Studies at the University of Pennsylvania and a member of the Visiting Committee of the Wharton School at the University of Pennsylvania. He received his B.S. in International Business from the Wharton School of the University of Pennsylvania.

Michael N. Garin, 58, has served as Director since December 2003 and Chief Executive Officer since February 2004. Mr. Garin currently serves as a Director and Chairman of the Audit Committee of American Media, publisher of the National Enquirer, Star, Globe and other publications; a Director and member of the Audit Committee of Cablecom, the leading Swiss cable company; and a Director and member of the Audit Committee of MortgageIT Holdings, Inc. a real estate investment trust and residential mortgage bank. From 2003 to 2004, he was a Director and Chairman of the Audit Committee of AMC Theatres and a Deputy Director of Canal+Nordique. From 2000 until January 2004, Mr. Garin served as the Chairman of Adcom Information Services, the leading U.S. cable television viewership data provider and as a director of Encoda Systems, Inc., a broadcasting technology supplier. From 1999 to 2001, Mr. Garin was President and Chief Operating Officer of Digital Convergence Corporation, an Internet technology company. In March 2002, Digital Convergence filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. From 1988 to 1999, Mr. Garin served ING Barings (Furman Selz) in various roles, including Executive Vice President and Member of the Management Committee. As Global Head of Media, Telecommunications and Information Services Investment Banking for Furman Selz, he was responsible for building the firm's investment banking practice in those areas. Mr. Garin was one of the founders of Lorimar Telepictures and helped run the company until it was acquired by Warner Communications in 1988. Mr. Garin received his BA degree from Harvard University and holds a Masters degree in Philosophy and the Arts.

Charles R. Frank, Jr., 67, has served as a Director since 2001. Mr. Frank currently serves as an advisor to Sabre Capital and RAO UES. He is a non-executive member of the Board of the Romanian-American Enterprise Fund and non-executive Chairman of Baneasa Investments, S.A. Mr. Frank was First Vice President at the European Bank for Reconstruction and Development (EBRD), and was Head of the EBRD Banking Department from 1997 until August 2001. The EBRD Banking Department originates, executes and manages EBRD's debt and equity investments in Central and Eastern Europe and the former Soviet Union. Mr. Frank was Managing Director of the Structured Finance Group at GE Capital (a financial services company), and Vice President of GE Capital Services from 1988 to 1997. Mr. Frank served as Chief Executive Officer of Frank and Company from 1987 to 1988, and Vice President of Salomon Brothers from 1978 until 1987. Mr. Frank has held senior academic and government positions, including Deputy Assistant Secretary of State and Chief Economist at the U.S. Department of State, Senior Fellow at the Brookings Institution, Professor of Economics and International Affairs at Princeton University, and Assistant Professor of Economics at Yale University. Mr. Frank graduated from Rensselaer Polytechnic Institute with a B.S. in mathematics and economics before completing a Ph.D. in economics at Princeton University.

Herbert A. Granath, 76, has served as a Director since January 2002. Mr. Granath is Chairman Emeritus, ESPN, a cable sports network and Senior Content Advisor to Callahan Associates International LLC, a leading European cable communications operator. He has served since 1999 on the Board of Advisors of Veronis, Suhler & Associates Fund III, a billion-dollar fund investing in worldwide media and is a Director of Crown Media Holdings, which owns and operates the Hallmark Channel. Mr. Granath was employed by ABC for over 35 years and was Chairman, Disney/ABC International (an international broadcasting company) from 1996 to January 1998 where he pioneered many aspects of ABC's expanding television business, including its successes in the cable and international programming arenas. He served as Chairman of the Board of ESPN for 16 years and Senior Vice President of ABC, Inc. from 1998 until 2001. He also served as Chairman of the Board of A&E, The History Channel, The Biography Channel and Lifetime Television, and was a founding partner and Board member of Eurosport, the largest cable network in Europe. He also served on the Boards of Telefunf, RTL2 and TM3 networks in Germany, SBS Broadcasting SA (SBS) and TVA, the Brazilian pay-TV company. Among the awards Mr. Granath has received are two Tony awards (along with six Tony nominations), an International EMMY (Lifetime Achievement in International TV) as well as a U.S. EMMY (Lifetime Achievement in Sports Television). Later this year he will be honored by the National Association of Broadcasters as a Broadcast Pioneer and will receive the European Lifetime Achievement Award at the Rose d'Or Festival in Lucerne, Switzerland.

Alfred W. Langer, 54, has served as a Director since 2000. Mr. Langer currently serves as a consultant to a number of privately held, mostly German companies, engaged in the area of mergers and acquisitions, structured financing and organizational matters. Mr. Langer served as Chief Financial Officer of Solvadis AG, a German based chemical distribution and trading company, from July 2001 until June 2002. Mr. Langer served as Treasurer of Celanese AG, a German listed chemical company, from October 1999 until May 2001. From June 1997 until October 1999, Mr. Langer served as Chief Financial Officer of Celanese Corp., a U.S. chemical company. Mr. Langer served as Chief Executive Officer of Hoechst Trevira GmbH, a producer of synthetic fibers, from October 1994 until July 1997. From 1988 until September 1994, Mr. Langer served as a member of the Board of Management of Hoechst Holland N.V., a regional production and distribution company. Mr. Langer received an M.B.A. degree from the University GH Siegen.

Bruce Maggin, 61, has served as a Director since September 2002. Mr. Maggin has served as Principal of the H.A.M. Media Group, LLC, an international media investment and advisory company since 1997. From 1999 to 2002, Mr. Maggin served as the Chief Executive Officer of TDN Media, Inc., a joint venture between Thomson Multimedia, NBC Television and Gemstar-TV Guide International. TDN sells advertising on proprietary interactive television platforms. Mr. Maggin also currently is a Director and Chair of the Audit Committee of Phillips-Van Heusen Corporation. Mr. Maggin is a member of the New York State Bar. He received a BA degree from Lafayette College and JD and MBA degrees from Cornell University.

Ann Mather, 45, has served as a Director since April 2004. Ms. Mather is also a Director of Shopping.com, Ltd. and the Wine Network, Inc. From 1999 to 2004, Ms. Mather was Executive Vice President, Chief Financial Officer and Secretary of Pixar Animation Studios. Prior to joining Pixar, she was Executive Vice President and Chief Financial Officer at Village Roadshow Pictures. From 1993 to 1999, Ms. Mather held various executive positions at the Walt Disney Company in Los Angeles, including Senior Vice President of Finance and Administration of its Buena Vista International Theatrical Division, where she supervised operations in Europe, Asia and Latin America as well as the start up of distribution operations in several Asian markets including China, Australia and Malaysia. From 1992 to 1993, Ms. Mather worked for Disney in Paris, France where she helped establish the international theatrical distribution arm of Disney in ten European countries. From 1991 to 1992, she was the European Controller for Alico, a division of AIG, Inc. From 1989 to 1991 she was the Director of Finance for Polo Ralph Lauren Europe's retail operations, and from 1984 to 1988, Ms. Mather was at Paramount Pictures Corporation where she held various positions in London, Amsterdam, and New York. She worked for KPMG in London, England between 1981 and 1984 covering a broad range of audit, tax and consulting assignments and is a Chartered Public Accountant. She holds an MA degree from Cambridge University in England.

Eric Zinterhofer, 33, has served as a Director since April 2004. Mr. Zinterhofer is a partner at Apollo Management, L.P., and has been with Apollo since 1998. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co. From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management. Mr. Zinterhofer graduated Cum Laude from the University of Pennsylvania with BA degrees in Honors Economics and European History and received his MBA from the Harvard Business School.

The Board of Directors has determined that the following members of the Board satisfy the independence requirements set forth in Rule 4200 of the National Association of Securities Dealers' listing standards: Charles Frank, Herb Granath, Alfred Langer, Bruce Maggin and Ann Mather.

Committees of the board

Audit Committee.    Our Board of Directors has an Audit Committee which is composed of Messrs. Frank and Langer (Chairman) and Ms. Mather. Ms. Mather was appointed to the Audit Committee in April 2004 following the resignation of Mr. Maggin from the Audit Committee. The current members of the Audit Committee satisfy the independence and expertise requirements set forth in the National Association of Securities Dealers' listing standards. In addition, the Board has determined that Mr. Langer, Ms. Mather and Mr. Frank qualify as "audit committee financial experts". The Audit Committee is responsible for approving the appointment of the independent auditors to be retained by the Company and the engagement of the independent auditors for audit-related, tax-related and other services; reviewing with the independent auditors the scope and results of these engagements and establishing and monitoring the Company's financial policies and control procedures. Audit Committee acts under a written charter first adopted and approved by the Board of Directors in June 2000. An amended and restated Audit Committee charter was subsequently adopted by the Board of Directors on November 20, 2002 and amended March 27, 2003, April 6, 2004 and March 17, 2005. During the fiscal year ended December 31, 2004, the Audit Committee met on ten occasions.

Compensation Committee.    Our Board of Directors has a Compensation Committee which is composed of Messrs. Granath and Maggin (Chairman) and Ms. Mather. Mr. Granath and Ms. Mather were appointed to the Compensation Committee in April 2004 following the resignations of former directors Jacob Schuster and Marie-Monique Steckel from the Compensation Committee. The members of the Compensation Committee satisfy the independence requirements set forth in the National Association of Securities Dealers' listing standards. The Compensation Committee is responsible for determining executive compensation policies and guidelines and for administering our 1995 Amended Stock Option Plan, including granting options and setting the terms thereof pursuant to our 1995 Amended Stock Option Plan. In addition, the Compensation Committee is responsible for reviewing and approving executive management agreements. During the fiscal year ended December 31, 2004, the Compensation Committee met on five occasions.

Nominating Committee.    Our Board of Directors established a Nominating Committee in April 2004 which is composed of Messrs. Granath (Chairman), Langer and Maggin. The members of the Nominating Committee satisfy the independence requirements set forth in the National Association of Securities Dealers' listing standards. During the fiscal year ended December 31, 2004, the Nominating Committee met on one occasion.

The Nominating Committee acts under a written charter adopted by the Board of Directors in April 2004. A copy of the charter of the Nominating Committee was filed as an attachment to our proxy statement for our 2004 Annual Meeting. The Nominating Committee is responsible generally for ensuring that the Board of Directors and its committees are appropriately constituted in order to conform with applicable legal requirements. Responsibilities of the Nominating Committee include selecting, or recommending to the Board, candidates for the Board of Directors and committees of the Board of Directors. The Nominating Committee will consider candidates who are recommended by qualifying shareholders, i.e.—any shareholder who has provided evidence that he has been the beneficial owner of at least 5% of our Class A Common Stock for at least one year. For consideration candidates must meet the criteria and qualifications specified by the Nominating Committee from time to time, including having relevant professional experience; possessing a knowledge of our business; being eligible under standards established by the SEC, NASDAQ or relevant law. These criteria apply to all nominees, whether recommended by a shareholder, management or a search firm. Recommendations must be in writing and addressed to the Chairman of the Nominating Committee in care of Central European Media Enterprises Group at the address specified in the Charter. Share holder nominations must be submitted at least 120 days before the anniversary of the previous year's annual general meeting.

In addition, the Chairman of the Nominating Committee serves as chairman of executive sessions of the independent Directors and oversees other communications from shareholders, including proposals for items to be included in our Annual General Meeting Proxy Statement and any other communications intended for the Board of Directors or management. All such correspondence should be sent to the Chairman of the Nominating Committee in care of Central European Media Enterprises at the address specified in the charter of the Nominating Committee. Proposals for inclusion in the Company's Annual General Meeting Proxy Statement must be in writing and received at least 120 days before the anniversary of the previous year's annual general meeting.

During the fiscal year ended December 31, 2004, our Board of Directors met, or acted by unanimous consent, on 11 occasions. Each member of our Board of Directors attended at least 75% of the aggregate number of meetings of the Board of Directors and the Committees of the Board on which they served during the periods that they served.

Central European Media Enterprises Ltd. is incorporated in Bermuda and has held its annual general meetings in Bermuda since its incorporation. Senior members of management have been present at each annual general meeting to meet shareholders and answer any questions. Historically, shareholder attendance has been extremely limited, which we attribute to our policy of regular and detailed communication with our shareholders and investors through meetings with management, quarterly earnings calls and other investor relations activities. Last year's annual general meeting was attended by one employee director. In view of the fact that shareholders have not historically attended annual general meetings, we have not adopted a specific policy regarding the attendance of directors at the annual general meeting. Attendance is left to the discretion of individual Board members.

There is no family relationship among any of our directors or executive officers other than Eric Zinterhofer, who is Mr. Lauder's son-in-law.

Executive officers

Set forth below is certain information describing our executive officers who are not also serving as directors:

Robert E. Burke, 53, has served as our President and Chief Operating Officer since March 2003 and served as our Vice President and Chief Operating Officer from July 2001 to March 2003. From 1999 to 2001, Mr. Burke served as Executive Vice President of Microcast, Inc., an internet broadcasting company which filed for bankruptcy protection in the State of Delaware on or about December 1, 2000. From 1995 to 1998, Mr. Burke served as President and Chief Executive Officer of WTN, a subsidiary of ABC based in London, United Kingdom. WTN was a diversified global news and television production company and, prior to its sale, provided news, sports, entertainment, business, and corporate programming to virtually all the world's broadcasters (including all of the stations owned by us) via a global 24-hour satellite network. Mr. Burke was Vice President of WTN from 1984 to 1995 and previously worked as a reporter, producer, and manager for ABC News in Washington and New York from 1980 until 1984. Mr. Burke has a BA (History) from Washington University, St. Louis, Missouri.

Wallace Macmillan, 47, was appointed our Vice President—Finance and Chief Financial Officer in March 2003. Prior to joining us, Mr. Macmillan consulted for both Bertelsmann and EMI. From 1999 until his departure from EMI in 2001 Mr. Macmillan was involved in several major projects as VP Finance for the Recorded Music Division. Between 1997 and 1999 he was CFO for EMI's Virgin Sector and Latin American and South East Asian regions. From 1992 until 1997 he worked as Finance Director first of the Virgin and later of the EMI record companies in the United Kingdom, following the acquisition of Virgin Music Group by Thorn-EMI. Between 1990 and 1992 he was the International Financial Controller for Virgin Music Group in the United Kingdom. From 1988 to 1990 Mr. Macmillan worked as Director of Group Reporting for Bertelsmann Music Group in New York. From 1983 through 1987 he worked for the Bertelsmann Group in Germany in a variety of financial roles. Mr. Macmillan obtained his qualification as a Chartered Accountant while at Price Waterhouse from 1976 to 1983.

Marina Williams, 39, has served as our Executive Vice President since November 2004. From 2003 until joining us, Ms. Williams served as Vice President and Managing Director of Newscorp with responsibility for the development of Fox channels in Central and Eastern Europe. From 1998 to 2003, she served as Managing Director for Central and Eastern Europe and Executive Director, TV Channels for Fox Kids Europe and was responsible for launching and managing channels and for pan-European advertising and sponsorship. From 1991 to 1998, Ms. Williams served as regional manager and later Vice President for European Business Development for Turner Broadcasting in London, England and was responsible for developing CNN and the Cartoon Network in Eastern Europe. She has an MA degree from St. Petersburg University.

There is no arrangement or understanding between any executive officer and any other person regarding selection as an executive officer.

Description of capital stock

Our authorized share capital is 120,000,000 shares, which consists of (i) 100,000,000 Class A common shares (which we refer to as "Class A Common Stock"), par value $0.08 per share, (ii) 15,000,000 Class B common shares (which we refer to as "Class B Common Stock"), par value $.08 per share and (iii) 5,000,000 preferred shares (which we refer to as "Preferred Stock"), par value $.08 per share. As of March 30, 2005 there were 21,051,400 shares of Class A Common Stock outstanding, 7,334,768 shares of Class B Common Stock issued and no shares of Preferred Stock outstanding. The following statements are summaries of certain provisions of our Memorandum of Association, bye-laws and The Companies Act 1981 of Bermuda. These summaries do not purport to be complete and are qualified in their entirety by reference, to all of the provisions of our memorandum of association and bye-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

Class A Common Stock

The holders of Class A Common Stock are entitled to one vote per share and are entitled to vote as a single class together with the holders of Class B Common Stock on all matters subject to shareholder approval, except that the holders of Class A Common Stock and the holders of Class B Common Stock will each vote as a separate class with respect to any proposed "going private" transactions between us and Ronald S. Lauder or any of his Affiliates (as defined below); and with respect to any matter requiring class voting by the Companies Act. The holders of issued shares of Class A Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of Class B Common Stock, out of funds legally available therefor, after the payment of any dividends declared but unpaid on any shares of preferred stock then outstanding. Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of Class A Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares of Class A Common Stock into any other securities. All of the issued shares of Class A Common Stock are fully paid and non-assessable. On liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to receive, pari passu with the holders of Class B Common Stock, pro rata our net assets remaining after preferential distribution to holders, if any, of preferred stock and the payment of all creditors and liquidation preferences, if any.

Our bye-laws provide that our board may in its absolute discretion and without assigning any reason refuse to register the transfer of any Class A Common Stock to more than 4 (four) joint holders, or if the transfer of such stock is restricted by an employee plan. Our board may decline to recognise any instrument of transfer unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board shall reasonably require. Subject to the foregoing, a holder of Class A Common Stock may transfer the title to all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board. The instrument of transfer must be signed by the transferor and the transferee, although our Board may accept the instrument signed only by the transferor.

Our bye-laws further provide that nothing in the bye-laws shall impair the settlement of transactions entered into through the facilities of the Nasdaq except as provided by such exchange.

The transfer agent and registrar for our Class A Common Stock is American Stock Transfer and Trust Company.

Class B Common Stock

The holders of Class B Common Stock are entitled to ten votes per share and are entitled to vote as a single class together with the holders of Class A Common Stock on all matters which are subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of Class B Common Stock will each vote as a separate class with respect to any proposed "going private" transactions between us and Ronald S. Lauder or any of his Affiliates (as defined below) and any matter requiring class voting by The Companies Act. The holders of the issued shares of Class B Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of Class A Common Stock, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of preferred stock then outstanding. Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of the Class B Common Stock have no preemptive or cumulative voting rights. The holders of the Class B Common Stock have the right to convert their shares of Class B Common Stock into shares of Class A Common Stock at their election and on a one to one basis, and all shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one to one basis when the number of shares of Class B Common Stock represent less than 10% of the combined total number of shares of Class A Common Stock and Class B Common Stock outstanding. All of the issued shares of Class B Common Stock are fully paid and nonassessable. Shares of Class B Common Stock may be transferred only to other original holders of Class B Common Stock or to members of the family of the original holder by gift, devise or otherwise through laws of inheritance, descent, distribution or to a trust established by the holder for the holder's family members, to corporations of which the majority of beneficial owners are or will be owned by the holders of Class B Common Stock and from corporations or partnerships which are the holders of Class B Common Stock, to their shareholders or partners, as the case may be (which we refer to as a "Permitted Transferee"). Any other transfer of Class B Common Stock is void. A transfer by an original holder of Class B Common Stock which is either a corporation or a partnership of more than 50% of the equity interest in such corporation or partnership to other than a Permitted Transferee shall result in an automatic conversion of all shares of Class B Common Stock held by such corporation or partnership into an equal number of shares of Class A Common Stock. We are entitled to seek specific enforcement of such conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the failure of any holder and/or transferee of shares of Class B Common Stock to comply with such conversion. In such event, we are entitled to recover from the holder and the transferee who failed to comply with such conversion, jointly and severally, the court costs, reasonable attorneys' fees and other costs and expenses incurred by it in connection with the obtaining of such specific enforcement. On liquidation, dissolution or winding up of CME, the holders of Class B Common Stock are entitled to receive, pari passu with the holders of Class A Common Stock, pro rata our net assets remaining after preferential distribution to holders of preferred stock, if any, and the payment of all creditors and liquidation preferences, if any.

A "going private" transaction is any "Rule 13e-3 Transaction," as that term is defined in Rule 13e-3 promulgated under the U.S. Securities Exchange Act of 1934 between us and (i) Ronald S. Lauder, (ii) any Affiliate of Mr. Lauder, as defined below or (iii) any group consisting of Mr. Lauder or Affiliates of Mr. Lauder.

An Affiliate of Ronald S. Lauder is (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under direct or indirect common control with, Mr. Lauder, (ii) any corporation or organization (other than CME or a majority owned subsidiary of CME) of which Mr. Lauder is an officer or a partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Lauder has a substantial beneficial interest, (iii) any trust or other estate in which the Mr. Lauder has a substantial beneficial interest or as to which Mr. Lauder serves as trustee or in a similar fiduciary capacity or (iv) any relative or spouse of Mr. Lauder, or any relative of such spouse, who has the same residence as Mr. Lauder.

The transfer agent and registrar for our Class B Common Stock is Codan Services Limited of Hamilton, Bermuda.

Preferred Stock

Our Preferred Stock may be issued from time to time as determined by our Board of Directors, without shareholder approval. Such Preferred Stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors. While the Board of Directors has no current intention of doing so, the Board of Directors, without shareholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the benefit of any voting power and the benefit of other rights of the holders of Class A Common Stock and which could be used by us as an anti-takeover measure such as a "poison pill" without any further action by the holders of Class A Common Stock. This may have the effect of delaying, deferring or preventing a change of control of CME by increasing the number of shares necessary to gain control of us. At the date of this prospectus, the Board of Directors has not authorized the issuance of any shares of preferred stock and we have no agreements or understanding for the issuance of any shares of preferred stock.

Meetings of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 14 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy a majority of the total issued voting shares.

Variation of rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a 75% of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Capitalization of profits and reserves

Pursuant to our bye-laws, our Board of Directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for dividend or distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Anti-takeover protections

The voting provisions of Class A Common Stock and Class B Common Stock and the broad discretion conferred upon our Board of Directors with respect to the issuance of series of Preferred Stock (including with respect to voting rights) could substantially impede the ability of one or more shareholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control or management of CME, and of our Board of Directors' to issue Preferred Stock could also be utilized to change our economic and control structure. As a result, such provisions, together with certain other provisions of our bye-laws summarized in the succeeding sentence, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for Class A Common Stock held by shareholders. Our bye-laws establish an advance notice procedure for the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual general meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by us not less than 90 nor more than 120 days prior to the meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

Amendment of memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by a resolution of the holders of Class A Common Stock and Class B Common Stock.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Differences in corporate law

The Companies Act differs in certain respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including any modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Fiduciary Duty; Interested Directors.    Under Bermuda law, at common law, the directors of a Bermuda company owe their fiduciary duty to the company rather than the shareholders. In addition, the Companies Act imposes a specific duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act also imposes various duties on officers of a company with respect to certain matters of management and administration of the company. Our bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be liable to us for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

Merger and Similar Arrangements.    We may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. We may amalgamate with another Bermuda company or with a company incorporated in another jurisdiction which permits such a company to amalgamate with a Bermuda company, subject to shareholder approval (except for amalgamation with certain affiliates). A shareholder may apply to a Supreme Court of Bermuda for a fair valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares.. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the issued stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

Takeovers.    Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholder's Suit.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda.

However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of our memorandum of association or bye-laws.

Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with such action.

Indemnification of Directors.    Our bye-laws provide that we may indemnify our directors, officers, any person appointed to any committee by the board of directors and certain other persons (and their respective heirs, executors or administrators) in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a such person may be guilty in relation to us other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

Our bye-laws also contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts. Our bye-laws provide that the indemnity and waiver of claims provided in our bye-laws shall extend, as a matter of contract, between each shareholder and each former director and officer of the Company (and their respective heirs, executors or administrators) to any act done, purpoted to be done, concurred in or omitted in or about the execution of their duty, or supposted duty, or in their respective offices or trust by the former directors or officers of the Company. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda which will include our memorandum of association (including its objects and powers) and any alteration to the memorandum and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our register of members in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

Certain other provisions of Bermuda law

We have been designated as a non-resident under the Exchange Control Act of 1972 by the Bermuda Monetary Authority whose permission for the issue of shares of our Class A Common Stock has been obtained. This designation allows us to engage in transactions in currencies other than the Bermuda dollar. Prior to this offering, this Prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

In granting such permission and in accepting this Prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or of the correctness of any of the statements made or opinions expressed in this Prospectus.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares after the completion of the offering to or by such persons may be effected without specific consent under the Control Act and regulations thereunder provided that our shares remain listed on an appointed stock exchange (which includes Nasdaq). Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Control Act for over 20% of our shares.

Non-Bermuda owners of our shares of our Class A Common Stock are not restricted in the exercise of the rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our Common Stock, other than in respect of local Bermuda currency.

In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example as a trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity we are not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

We will take no notice of any trust applicable to any of our shares whether or not we had notice of such trust.

As an exempted company, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

Material Bermuda and United States federal income tax considerations

The following discussion is a general summary of the material income tax consequences of an investment in the Class A Common Stock under Bermuda and United States federal income tax laws. This discussion is intended only as a summary and does not address all potential tax considerations relating to an investment in the Class A Common Stock. In particular, this discussion does not address the tax consequences of an investment in the Class A Common Stock under state, local or other (i.e., non-United States or Bermuda) tax laws. Accordingly, you must consult your own tax advisor regarding the tax consequences to you of an investment in the Class A Common Stock.

Bermuda taxation

As of the date hereof, neither we nor holders of our Class A Common Stock (who or which holders are not Bermuda residents) are subject to any Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax.

We have obtained an undertaking from the Minister of Finance (Bermuda) under the Exempted Undertakings Tax Protection Act, 1966, as amended, that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits, income, capital assets, gain or appreciation or any tax in the nature of an estate duty or inheritance tax, such tax shall not apply with respect to us, our Class A Common Stock (other than Class A Common Stock held by Bermuda residents) prior to March 28, 2016.

United States federal income taxation

The following are the material United States federal income tax consequences of the acquisition, ownership and disposition of the Class A Common Stock. This discussion only applies to holders that hold the Class A Common Stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

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  persons that own, or are deemed to own, 10% or more of the voting power of all of our outstanding stock;

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  certain financial institutions;

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  insurance companies;

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  tax-exempt organizations;

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  dealers in securities or foreign currencies;

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  persons holding Class A Common Stock as a hedge or as part of a straddle, constructive sale or conversion transaction;

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  persons holding Class A Common Stock through partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax; or

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  U.S. Holders whose functional currency is not the U.S. dollar.

As used herein, the term "U.S. Holder" means a beneficial owner of Class A Common Stock that is, for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, or a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

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  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person.

A Non-U.S. Holder is any beneficial owner of Class A Common Stock that is not a U.S. Holder.

The discussion below is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. This discussion is not intended to constitute a complete analysis of all tax considerations relevant to an investment in the Class A Common Stock. It does not take into account the individual circumstances of any particular prospective investor, nor does it address any aspect of estate or gift tax laws or of state, local or foreign tax laws. We strongly urge you to consult your own tax advisor for advice concerning the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under state, local or foreign tax laws.

U.S. holders

Taxation of distributions on Class A common stock

If we make any distributions on our Class A Common Stock (other than certain pro rata distributions of Class A Common Stock), you generally will be required to include the amount of such distribution in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined applying United States federal income tax principles. Subject to the rules described below under "Passive Foreign Investment Company," distributions in excess of our earnings and profits generally will first be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your Class A Common Stock, and then as gain from the sale or exchange of a capital asset. The taxable amount of the dividend will be treated as foreign source dividend income to you and will generally constitute passive income for foreign tax credit purposes. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to the rules described below under "Passive foreign investment company,"

for non-corporate U.S. Holders, such dividends, if received in taxable years beginning before January 1, 2009, will qualify for preferential rates of taxation provided that our common stock continues to trade on the NASDAQ or another established United States securities market and the U.S. Holder satisfies certain holding period requirements.

Sale, exchange or redemption of Class A common stock

Upon the sale, exchange, redemption or other taxable disposition of our Class A Common Stock, you generally will recognize capital gain or loss (subject to the rules discussed below under "Passive Foreign Investment Company") equal to the difference between the amount of cash and the fair market value of any property received by you upon such disposition, and your adjusted tax basis in the Class A Common Stock. Such capital gain or loss will be treated as United States source gain or loss for purposes of computing your foreign tax credit limitation, and will be long-term capital gain or loss if your holding period in the Class A Common Stock is more than one year, and otherwise will be short-term capital gain or loss. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Controlled foreign corporation

We currently are a controlled foreign corporation (CFC). This generally will not be relevant to you unless you hold directly, indirectly, or through certain constructive ownership rules, shares of our common stock representing 10% or more of the voting power of all of our outstanding stock. We do not anticipate that this will occur if you own only Class A Common Stock purchased in this offering.

Passive foreign investment company

We were not classified as a "passive foreign investment company" (PFIC) under U.S. tax laws for 2004, and we believe, but cannot assure, that we will not be so classified for the current or future years. We will be classified as a PFIC if, for any of our taxable years during which you own Class A Common Stock, either 75% or more of our annual gross income is passive income, or 50% or more of the average quarterly value of our assets produce or are held for the production of passive income. Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income, and generally would include amounts derived by reason of the temporary investment of excess funds. In applying the income and asset tests, we will be treated as receiving a proportionate share of the income and as owning a proportionate share of the assets of each foreign corporation in which we own 25% or more in value of the stock.

If we become a PFIC at any time while you hold Class A Common Stock, then, unless you make a special tax election (described below) for the year in which we become a PFIC (or unless your Class A Common Stock is otherwise required to be marked-to-market for U.S. federal income tax purposes), you will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that you might otherwise derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of our Class A Common Stock, any gain recognized by you would be allocated ratably over your holding period for our Class A Common Stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed to you at the highest tax rate in effect for such year, and an interest charge would be imposed on your resulting tax liability allocated to such taxable year. Also, if we are a PFIC in the taxable year in which such distributions are paid or in the preceding taxable year, distributions on our Class A Common Stock would not be eligible for preferential rates of taxation as described in "—Taxation of distributions on Class A common stock." Further, any distribution in respect of our Class A Common Stock in excess of 125 percent of the average of the annual distributions received by you during the preceding three years or your holding period in our Class A Common Stock, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Class A Common Stock.

If you own Class A Common Stock in the year (if any) in which we become a PFIC, then you would be eligible to make a mark-to-market election. If you were to make the mark-to-market election, then you would include each year, as ordinary income, the excess, if any, of the fair market value of your Class A Common Stock at the end of the taxable year over your adjusted tax basis, and would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in your Class A Common Stock over the fair market value of your Class A Common Stock at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in your Class A Common Stock would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of your Class A Common Stock would be treated as ordinary income.

Alternatively, if you own Class A Common Stock, you could elect to treat us as a "qualified electing fund" (QEF) for U.S. federal income tax purposes. By making this election, you would be required to include in your income each year, a pro rata share of our ordinary income as ordinary income and a pro rata share of our net capital gain as long-term capital gain. If you were to make this election for the year in which we become a PFIC, then your gain (if any) on a disposition of your Class A Common Stock generally would be treated as capital gain rather than as ordinary income. If we become a PFIC, we intend to comply with the requirements necessary to enable you to elect to treat us as a QEF.

We intend to notify you if we conclude at any time that we have become or are about to become a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. Also, if you own Class A Common Stock during any year in which we are a PFIC, you must file Internal Revenue Service (IRS) Form 8621 with the IRS.

You are urged to consult your tax advisor concerning the potential application of the PFIC rules, including the availability and consequences of making the elections discussed above.

Backup withholding and information reporting

Unless you are an "exempt recipient" (generally, corporations and certain other persons who, when required, demonstrate their exempt status), you generally will be subject to information reporting with respect to payments of dividends on our Class A Common Stock and proceeds from the sale, exchange or other disposition of our Class A Common Stock. You will also be subject to backup withholding on such payments at the applicable statutory rate (currently, 28%) if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable certification requirements. Backup withholding tax is not an additional tax, and may be credited against your regular U.S. federal income tax liability or refunded by the IRS. You should consult your tax advisor regarding the application of these rules.

Non-U.S. holders

Income and gain on the Class A common stock

If you are a Non-U.S. Holder, subject to the discussion below under "Backup withholding and information reporting," you generally will not be subject to U.S. federal income or withholding tax on dividends (if any) paid to you on Class A Common Stock or on your gain (if any) upon the disposition of Class A Common Stock, unless:

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  the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with your conduct of a trade or business, and if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

If the first subparagraph above applies, then you generally will be subject to regular U.S. income tax in the same manner as if such income or gain were realized by a U.S. Holder. In addition, if you are a corporation, then such income or gain may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty. If the second subparagraph applies, then you generally will be subject to tax at a rate of 30%, subject to reduction by an applicable income tax treaty.

Backup withholding and information reporting

If you hold your Class A Common Stock through a non-U.S. office of a non-U.S. related broker or financial institution, then information reporting and backup withholding generally will not be required. Information reporting, and possibly backup withholding, may apply if you hold your Class A Common Stock through a U.S. or U.S.-related broker or financial institution or a U.S. office of a non-U.S. broker or financial institution and you fail to provide appropriate identifying information. You should consult your tax advisor regarding the application of these rules.

Underwriting

The underwriters named below will enter into an underwriting agreement with respect to the Class A Common Stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. J.P. Morgan Securities Ltd., Lehman Brothers Inc. and ING Bank N.V., London Branch, are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares

J.P. Morgan Securities Ltd.	1,882,350
Lehman Brothers Inc.	1,464,050
ING Bank N.V., London Branch	836,600
ThinkEquity Partners LLC	517,000
Total	4,700,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of US$ 1.21 per share. In addition, the underwriters may allow, and the selected dealers may re-allow, a concession not in excess of US$ 0.10 per share to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 705,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares from the selling stockholders.

	No Exercise	Full Exercise

Per Share	$2.021	$2.021
Total	$9,498,700	$10,923,505

Our directors and our executive officers will enter into lock-up agreements with the underwriters pursuant to which, with limited exceptions, for a period of 90 days after the date of this prospectus they may not, without the prior written consent of J.P. Morgan Securities Ltd., Lehman Brothers and ING Bank N.V., London Branch (which consent shall not be unreasonably withheld) (1) offer, pledge, announce the intention to sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CETV".

In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

A prospectus in electronic format may be made available on the website maintained by one or more of the representatives and may also be made available on a website maintained by other underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We estimate that our offering expenses, excluding underwriting discounts and commissions, will be approximately $1,600,000 (which includes fees of $930,000).

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. In addition, the representatives are expected to participate as managers in an anticipated debt financing in connection with the acquisition of TV Nova Group. Fees and commissions which we will pay to the representatives in respect of their participation in such anticipated debt financing will be customary for issuers with a credit profile similar to ours, for a similar type of financing and for issuers in our industry.

Until and unless we publish a Czech language prospectus in the Czech Republic in compliance with all relevant Czech securities laws, we may offer or sell our shares of common stock in the Czech Republic only in circumstances in which such an offer and sale do not constitute an offering to the public as defined in the relevant Czech securities laws. This document on its own does not constitute a public offer of securities in the Czech Republic or any announcement thereof.

Delivery of the shares will be made against payment therefore on or about the fifth business day following the date of pricing of the shares (such settlement being referred to as "T+5"). Under Rule 15(c)6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the shares will initially settle in T+5, to specify an alternative settlement cycle at the time of such trade to prevent failed settlement. Purchasers of the shares who wish to trade the shares on the date of pricing or the next two succeeding business days should consult their own advisors.

Legal matters

Certain legal matters relating to the validity of the issuance of the shares of Class A Common Stock offered by this prospectus will be passed upon for Central European Media Enterprises Ltd. by our special Bermuda counsel, Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters will be passed upon for Central European Media Enterprises Ltd. by Katten Muchin Zavis Rosenman and for the underwriters by Simpson Thacher & Bartlett LLP.

Controls and procedures

Evaluation of disclosure controls and procedures

We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. As described below under Management's Report on Internal Control Over Financial Reporting, we have identified a material weakness in our internal control over financial reporting. While we have received an unqualified audit report from our independent registered public accounting firm Deloitte & Touche LLP ("Deloitte") on our consolidated financial statements, our Chief Executive Officer and Chief Financial Officer have concluded that as a result of this material weakness, as of December 31, 2004 our disclosure controls and procedures were not effective.

Management's report on internal control over financial reporting

The Sarbanes-Oxley Act, in Section 404, requires us to assess and report on our' internal control over financial reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. We have performed an assessment of the design and operating effectiveness of our internal control over financial reporting as of' December 31, 2004. This assessment was performed in accordance with Section 404 of the Sarbanes-Oxley Act, and utilized the framework established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have excluded our Croatian operations from the scope of our assessment on internal control over financial reporting as it was acquired during the year and we did not have sufficient time to include it in our assessment. Since its acquisition on July 16, 2004 we have undertaken efforts to assess the internal controls of our Croatian operations. In 2004, Croatia's assets represented 6% of our consolidated assets and its revenues accounted for 5% of our consolidated net revenues.

As of December 31, 2004, our control to ensure that prior period application of generally accepted accounting principles was appropriate in the current period was not operating effectively. In consequence, the following two errors were discovered by our independent registered public accounting firm in connection with their audit for the year ended December 31, 2004.

At December 31, 2004 we accounted for a put option incorrectly under FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". In order to correct this error prior to the filing of our financial statements we have recorded a liability and corresponding charge to other expense in the income statement at, and in the period ending December 31, 2004.

The method we applied to calculate earnings per share was not in accordance with FASB Statement No. 128 "Earnings per Share". This gave rise to errors in the calculations of earnings per share in 2004, 2003 and 2002. We have corrected our calculations in respect of 2004 prior to the filing of our financial statements and we have restated earnings per share in respect of discontinued operations and net income in 2003 and in respect of discontinued operations in 2002, to correct understatements in those periods.

We believe that, while either of the errors noted above would in isolation have constituted a significant deficiency in our internal control over financial reporting and not a material weakness, taken in aggregate they indicate a material weakness in the control described above. This could have resulted in a material misstatement to the financial statements that would not have been prevented or detected. As a result we have determined that this constitutes a material weakness in our internal control over financial reporting as of December 31, 2004. Management therefore concludes that its internal control over financial reporting as of December 31, 2004 was not effective.

In order to remediate this material weakness, we are implementing a structured, ongoing review process of the application of generally accepted accounting principles.

Changes in internal controls

There were no changes in our internal controls over financial reporting during the three month period ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of independent registered public accounting firm

To the Board of Directors of
Central European Media Enterprises Ltd.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Central European Media Enterprises Ltd. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment:

As of December 31, 2004, the Company's control to ensure that prior period application of generally accepted accounting principles was appropriate in the current period was not operating effectively. We consider this to be a material weakness which led to the following errors identified during our audit:

  •
  The Company had not correctly accounted for a put option under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. As a result of the correction of this error the Company has recorded a liability and corresponding charge to other expense in the income statement at, and in the period ending December 31, 2004.

  •
  The Company had not correctly calculated earnings per share in the years 2004, 2003 and 2002 as required by FASB Statement No. 128, Earnings per Share. This has resulted in a restatement of the 2003 and 2002 earnings per share information in the current financial statements and a correction of this information for 2004.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2004 and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2004, of the Company and our report dated March 14, 2005 expressed an unqualified opinion on those financial statements and financial statement schedules and included explanatory paragraphs regarding the restatement described in Note 24 and the adoption of Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities".

We do not express an opinion or any other form of assurance on management's statement referring to remediation plans to be taken by the Company after the date of management's assessment.

DELOITTE & TOUCHE LLP
London, United Kingdom
March 14, 2005

Experts

The consolidated financial statements and related financial statement schedules of Central European Media Enterprises Ltd. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2004, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include explanatory paragraphs referring to the restatement described in Note 24 and the adoption of Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"), (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a material weakness identified), and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Slovenska televizna spolocnost, s.r.o. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included and incorporated by reference in this prospectus have been audited by Deloitte Audit s.r.o, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of TV Nova as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG Ceska republika, s.r.o., independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Index to Central European Media Enterprises Ltd.

Audited Financial Statements for the Fiscal Years

ended December 31, 2004 and 2003

F-i

Report of independent registered public accounting firm

To the Board of Directors of
Central European Media Enterprises Ltd.

We have audited the accompanying consolidated balance sheets of Central European Media Enterprises Ltd. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in Item 16. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central European Media Enterprises Ltd. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 24, the accompanying 2003 and 2002 financial statements have been restated.

As discussed in Note 3 to the financial statements, in 2004 the Company changed its method of consolidation to conform to Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" and, retroactively, restated the consolidated balance sheet as of December 31, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 2003 for the change.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
March 14, 2005
London, United Kingdom

Central European Media Enterprises Ltd.

Consolidated Balance Sheets

December 31, 2004 and 2003

(US$ 000's)

	December 31, 2004	December 31, 2003(1)

ASSETS
Current Assets
Cash and cash equivalents	$152,568	$192,246
Restricted cash (Note 5)	15,574	5,429
Accounts receivable (net of allowances of $6,140, $5,625, respectively) (Note 6)	45,170	29,812
Other Receivable (Note 7)	18,368	20,103
Program rights	22,055	10,160
Loans to related parties (Note 18)	300	3,849
Other short-term assets	11,014	5,292

Total current assets	265,049	266,891
Loans to related parties (Note 18)	2,525	1,883
Investments in associated companies (Note 15)	28,558	24,413
Acquisition costs (Note 17)	10,770	-
Property, plant and equipment (net of depreciation $63,882, $55,850, respectively) (Note 10)	31,548	18,003
Other Receivable (Note 7)	-	18,200
Program rights	18,299	9,682
Goodwill (Note 8)	59,092	17,821
Other intangibles (Note 8)	27,331	9,554
Other assets	1,467	2,305

Total Assets	$444,639	$368,752

(1)   Restated to reflect the adoption of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46 (R)").

The accompanying notes are an integral part of these consolidated financial statements.

	December 31, 2004	December 31, 2003(1)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities (Note 16)	$67,042	$37,748
Duties and other taxes payable	20,243	20,192
Income taxes payable	4,658	12,991
Credit facilities and obligations under capital leases (Note 12)	10,472	185
Deferred consideration (Note 9)	6,384	-
Deferred tax	946	-

Total current liabilities	109,745	71,116
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	734	-
Credit facilities and obligations under capital leases (Note 12)	8,898	16,891
Income tax payable	3,120	6,000
Provision for losses in investments in associated companies	-	227
Deferred tax	6,213	-

Total non-current liabilities	18,965	23,118
Commitments and Contingencies (Note 14)
Minority interests in consolidated subsidiaries	4,861	994
SHAREHOLDERS' EQUITY:
Class A Common Stock, $0.08 par value:(2)
Authorized: 100,000,000 shares at December 31, 2004 and December 31, 2003; issued and outstanding: 21,049,400 at December 31, 2004 and 19,269,766 at December 31, 2003	1,684	1,542
Class B Common Stock, $0.08 par value:(2)
Authorized: 15,000,000 shares at December 31, 2004 and December 31, 2003; issued and outstanding: 7,334,736 at December 31, 2004 and December 31, 2003	587	587
Preferred Stock, $0.08 par value:
Authorized 5,000,000 shares at December 31, 2004 and December 31, 2003; issued and outstanding: none at December 31, 2004 and December 31, 2003
Additional paid-in capital	387,305	372,662
Retained earnings/(accumulated deficit)	(87,468)	(105,999)
Accumulated other comprehensive income	8,960	4,732

Total shareholders' equity	311,068	273,524

Total liabilities and shareholders' equity	$444,639	$368,752

(1)   Restated to reflect the adoption of FIN 46 (R).

(2)   All Class A and Class B Common Stock has been retrospectively adjusted to reflect the two-for-one stock splits which occurred on January 10, 2003 and November 5, 2003.

The accompanying notes are an integral part of these consolidated financial statements.

Central European Media Enterprises Ltd.

Consolidated Statements of Operations

(US$ 000's)

	For the Years Ended December 31,
	2004	2003(1)	2002(1)

Net revenues	$182,339	$124,978	$99,143
Operating costs	33,615	26,608	23,038
Cost of programming (Note 21)	71,793	50,747	37,560
Depreciation of station fixed assets and other intangibles	6,663	5,276	7,009

Total station operating costs and expenses	112,071	82,631	67,607
Station selling, general and administrative expenses	22,112	14,245	14,256
Corporate operating costs (including non-cash stock based compensation (see note 13) of $10.1 million, $13.2 million and $3.8 million in 2004, 2003 and 2002, respectively)	29,185	32,512	15,814
Amortization of intangibles	231	-	-

Operating income/(loss)	18,740	(4,410)	1,466
Interest income	4,318	5,507	1,841
Interest expense	(1,203)	(12,010)	(17,453)
Foreign currency exchange loss, net	(574)	(10,023)	(10,247)
Other income/(expense)	(698)	(2,458)	1,738
Change in fair value of derivative	-	-	1,108
Loss on write down of investment	-	-	(2,685)

Income/(loss) before provision for income taxes, minority interest, equity in income of unconsolidated affiliates and discontinued operations	20,583	(23,394)	(24,232)
Provision for income taxes (Note 11)	(11,089)	(3,760)	(3,746)

Income/(loss) before minority interest, equity in income of unconsolidated affiliates and discontinued operations	9,494	(27,154)	(27,978)
Minority interest in income of consolidated subsidiaries	(4,106)	(676)	(576)
Equity in income of unconsolidated affiliates	10,619	3,629	3,448

Net income/(loss) from continuing operations	16,007	(24,201)	(25,106)
Discontinued operations (Note 22):
Pre-tax income from discontinued operations (Czech Republic)	146	384,213	11,922
Tax on disposal of discontinued operations (Czech Republic)	2,378	(14,000)	(1,000)

Income on discontinued operations	2,524	370,213	10,922

Net income/(loss)	$18,531	$346,012	$(14,184)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2004	2003(1)	2002(1)

Per share data:
Net income/(loss) per share (Note 24)
Continuing operations—Basic	$0.57	$(0.91)	$(0.95)
Continuing operations—Diluted	0.55	(0.91)	(0.95)
Discontinued operations—Basic (as restated)(3)	0.09	13.97	0.41
Discontinued operations—Diluted (as restated)(3)	0.09	13.97	0.41
Net income/(loss)—Basic (as restated)(3)	0.66	13.06	(0.54)
Net income/(loss)—Diluted (as restated)(3)	$0.64	$13.06	$(0.54)
Weighted average common shares used in computing per share amounts (000s)(2):
Continuing operations—Basic (as restated)(3)	27,871	26,492	26,451
Continuing operations—Diluted (as restated)(3)	29,100	26,492	26,451
Discontinued operations—Basic (as restated)(3)	27,871	26,492	26,451
Discontinued operations—Diluted (as restated)(3)	29,100	26,492	26,451
Net income—Basic (as restated)(3)	27,871	26,492	26,451
Net income—Diluted (as restated)(3)	29,100	26,492	26,451

(1)   Restated to reflect the adoption of FIN 46 (R).

(2)   All per share data has been adjusted for the two-for-one stock split which occurred on November 5, 2003 (for further information see Note 4, "Two-For-One Stock Splits").

(3)   For further information, see Note 24, "Earnings Per Share".

The accompanying notes are an integral part of these consolidated financial statements.

Central European Media Enterprises LTD.

Consolidated Statement of Shareholders' Equity (US$ 000's)

	Comprehensive Income/(Loss)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity/ (Deficit)

BALANCE, December 31, 2001(1)		$1,482	$635	$354,532	$(437,827)	$(7,618)	$(88,796)
Stock Based Compensation				3,754			3,754
Capital contributed by shareholders				8			8
Warrants Issued				1,048			1,048
Comprehensive income/(loss):
Net income/(loss)	(14,184)				(14,184)		(14,184)
Other comprehensive income/(loss):
Unrealized translation adjustments	2,294					2,294	2,294

Comprehensive income/(loss)	$(11,890)

BALANCE, December 31, 2002(1)		1,482	635	359,342	(452,011)	(5,324)	(95,876)
Stock Based Compensation				13,209			13,209
Stock options exercised		12		111			123
Conversion of Class B to Class A Common Stock		48	(48)				-
Comprehensive income/(loss):
Net income/(loss)	346,012				346,012		346,012
Other comprehensive income/(loss):
Unrealized translation adjustments	10,056					10,056	10,056

Comprehensive income/(loss)	$356,068

BALANCE, December 31, 2003(1)		1,542	587	372,662	(105,999)	4,732	273,524

Stock Based Compensation				10,102			10,102
Stock options exercised		142		4,541			4,683
Comprehensive income/(loss):
Net income/(loss)	18,531				18,531		18,531
Other comprehensive income/(loss):
Unrealized translation adjustments	4,228					4,228	4,228
Comprehensive income/(loss)	$22,759

BALANCE, December 31, 2004		$1,684	$587	$387,305	$(87,468)	$8,960	$311,068

(1) Restated to reflect the adoption of FIN 46 (R).

The accompanying notes are an integral part of these consolidated financial statements.

Central European Media Enterprises Ltd.

Consolidated Statements of Cash Flows (US$ 000's)

	For the Years Ended December 31,
	2004	2003(1)	2002(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$18,531	$346,012	$(14,184)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Income from discontinued operations	(2,524)	(370,213)	(10,922)
Equity in income, net of dividends received	(4,340)	(243)	(3,448)
Depreciation and amortization	49,357	38,037	28,452
Loss on write down of investment	-	-	2,685
Interest accrued on loans	(340)	(344)	(889)
Loss on disposal of investment	18	-	-
Stock based compensation	10,102	13,209	3,754
Minority interest in income of consolidated subsidiaries	4,106	676	576
Foreign currency exchange loss, net	574	10,023	10,247
Net change in (net of effects of acquisitions and disposals of businesses):
Restricted cash	(10,145)	1,769	(2,606)
Accounts receivable	(9,100)	(3,547)	75
Program rights costs	(45,446)	(33,049)	(22,957)
Other assets	(4,572)	1,246	1,019
Accounts payable and accrued liabilities	(13,611)	(7,642)	1,646
Short term payables to bank	-	-	(1,576)
Income and other taxes payable	(340)	(1,615)	1,633

Net cash used in continuing operating activities	(7,730)	(5,681)	(6,495)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(10,808)	(7,811)	(4,324)
Proceeds from disposal of fixed assets	72	-	-
Investments in subsidiaries and affiliates(2)	(35,800)	(8)	-
Proceeds from partial disposal of investment	42	-	-
Loans and advances to related parties	400	-	-
License costs, other assets and intangibles	(770)	(6,060)	(192)

Net cash used in investing activities	(46,864)	(13,879)	(4,516)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash facilities and payments under capital leases	(2,275)	(17,905)	19,555
Repurchase of Senior Notes	-	(183,739)	-
Loans and advances with equity investments	-	2,450	2,253
Issuance of stock	4,161	123	8
Minority interest	-	-	1,320
Other long-term liabilities	-	(400)	-

Net cash received from/(used in) financing activities	1,886	(199,471)	23,136

NET CASH RECEIVED FROM DISCONTINUED OPERATIONS	10,886	358,358	15,634
IMPACT OF EXCHANGE RATE FLUCTUATIONS ON CASH	2,144	1,146	818
Net increase/(decrease) in cash and cash equivalents	(39,678)	140,473	28,577
CASH AND CASH EQUIVALENTS, beginning of period	192,246	51,773	23,196

CASH AND CASH EQUIVALENTS, end of period	$152,568	$192,246	$51,773

SUPPLEMENTAL INFORMATION OF CASH FLOW INFORMATION:
Cash paid for interest	$581	$16,658	$17,103
Cash paid for income taxes (net of refunds)	$18,920	$4,938	$740
SUPPLEMENTAL INFORMATION OF NON-CASH FINANCING TRANSACTIONS:
Acquisition of property, plant and equipment under capital lease	$333	$156	$119

(1) Restated to reflect the adoption of FIN 46 (R).

(2) For the year ended December 31, 2004, Investments in subsidiaries and affiliates excluded non-cash investing activities of US$3.4 million relating to our increased investment in our Romanian operations. For further information, see Note 9, "Acquisitions and Disposals".

The accompanying notes are an integral part of these consolidated financial statements.

Central European Media Enterprises Ltd.

Notes to Consolidated Financial Statements

1.    Organization and business

 Central European Media Enterprises Ltd., a Bermuda corporation, was formed in June, 1994. Our assets are held through a series of Dutch and Netherlands Antilles holding companies. We invest in, develop and operate national and regional commercial television stations and channels in Central and Eastern Europe.

Croatia

Operating and license companies

We own 100% of Nova TV (Croatia), which holds a national terrestrial broadcast license for Croatia. Nova TV (Croatia) owns 100% of OK, which provides programming and advertising services for the NOVA TV (Croatia) channel.

Romania

Operating and license companies

Pro TV, which holds twenty-three of the twenty-six broadcasting licenses for the PRO TV channel and is in the process of acquiring the remaining three licenses from an affiliate, is primarily responsible for broadcasting operations for the PRO TV, ACASA, PRO TV INTERNATIONAL and PRO CINEMA channels. MPI provides various broadcasting services to Pro TV. Media Vision provides production, dubbing and subtitling services to our Romanian television channels. The licenses for PRO FM and INFOPRO radio channels are held by Radio Pro (formerly known as Media Pro).

Ownership

We own an 80% voting and economic interest in Pro TV, which holds 23 of the 26 licenses of the stations that comprise the PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL channels. Mr. Sarbu directly or indirectly owns all of the remainder of the voting and profits interests of Pro TV. We have an ownership interest of 80% of MPI and are entitled to 80% of its profits. Mr. Sarbu owns the remaining 20%. Following the adoption of a new Media Law in 2002, we have transferred broadcasting operations from MPI to Pro TV and are consolidating television broadcasting licenses in Pro TV. Subject to the approval of the Media Council to the transfer to Pro TV of three broadcasting licenses from an affiliate, Pro TV will hold all twenty six television broadcasting licenses.

Our interest in our Romanian operations is generally governed by a Co-operation Agreement entered into by Mr. Sarbu and ourselves at the foundation of MPI. The articles of Pro TV replicate the governing bodies and minority shareholder protective rights that exist for MPI. Shares of profits of Pro TV and MPI are equal to the shareholders' equity interests. We have the right to appoint three of the five members of the Council of Administration that directs the affairs of Pro TV and MPI. Although we have majority voting power in Pro TV and MPI, with respect to certain financial and corporate matters, the affirmative vote of Mr. Sarbu is required. The financial and corporate matters which require approval of the minority shareholder are in the nature of protective rights, which are not an impediment to consolidation for accounting purposes.

On February 28, 2005, we signed an agreement to purchase 2% of Mr. Sarbu's shareholding in Pro TV and MPI for an aggregate consideration of US$ 5 million. Following the registration of these transfers, we will own an 82% voting and profits interest in Pro TV and MPI.

We signed a Put Option Agreement with Mr. Sarbu in July 2004 that grants him the right to sell us 5% of his shareholding in MPI and Pro TV between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter. The put price will be determined in each instance by an independent valuation and is subject to a floor price. Following our purchase of a 2% interest in MPI and Pro TV from Mr. Sarbu, he will be allowed under the Put Option Agreement to put to us 3% of his shareholding between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter.

We have a 70% voting and economic interest in Media Vision. The remainder is owned by Mr. Sarbu.

We hold a 20% voting and economic interest in Radio Pro. The remainder is owned by Mr. Sarbu.

Slovak Republic

Operating and license companies

Markiza holds the television broadcast license for MARKIZA TV. Markiza and our operating company, STS, have entered into a series of agreements establishing terms pursuant to which STS is permitted to conduct television broadcast operations for MARKIZA TV pursuant to the license.

Ownership

Our interest in STS is governed by the Memorandum of Association and Articles of Association of STS (collectively, the "Slovak Agreement"). Pursuant to the Slovak Agreement we hold a 49% ownership interest and are entitled to 70% of the profits of STS. In addition, we have undertaken pursuant to the Slovak Agreement to fund all of the capital requirements of STS; for every additional US$ 1 million invested by us in the registered capital of STS, our share of profits increases by 3%. A Board of Representatives directs the affairs of STS. It is composed of five members, two of whom are appointed by us and thee by Markiza. All significant financial and operational decisions of the Board of Representatives require a vote of 80% of its members. In addition, certain fundamental corporate matters are reserved for decision by a general meeting of shareholders and require a 67% affirmative vote of the shareholders.

We own a 34% voting interest and a 0.1% economic interest in Markiza. We have the right to appoint one of three authorized co-signatories of Markiza, giving us a blocking control over Markiza's significant activities.

Slovenia

Operating and license companies

Pro Plus provides programming to and sells advertising for the broadcast license holders Pop TV and Kanal A. Pop TV holds all of the licenses for the POP TV channel and Kanal A holds all the licenses for the KANAL A channel. Pro Plus has entered into an agreement with each of Pop TV and Kanal A to provide all programming to the POP TV channel and the KANAL A channel and to sell advertising for each channel.

Ownership

We own 96.85% of the voting and profits interests in Pro Plus. Pro Plus owns 100% of Pop TV and Kanal A.

We have entered into a put/call arrangement with the general director of Pro Plus, Marijan Jurenec, who owns the remaining 3.15% of Pro Plus. Under the terms of the agreement, Mr. Jurenec generally has the right to put his interest to us from December 31, 2004 until January 30, 2006 at a price that consists of a fixed component and a variable component based on station Segment EBITDA (as defined in Note 20, "Segment Data"). We have the right to call the interest held by Mr. Jurenec at any time until December 31, 2006 at a price that is the same as the put price until January 30, 2006 and for approximately Euro 5.4 million (approximately US$ 7.3 million) thereafter until December 31, 2006, when the call expires.

Ukraine

Operating and license companies

The Studio 1+1 Group is comprised of several entities involved in the broadcasting operations of Studio 1+1, the license holding company. Innova provides programming and production services to Studio 1+1. TV Media Planet was established on December 29, 2004, to provide services related to the acquisition of formats and other programming. The sale of Studio 1+1's advertising air time has been out-sourced to Video International, a Ukrainian subsidiary of a Russian advertising sales company, in which we have neither an economic nor a voting interest.

Ownership

The Studio 1+1 Group consists of several entities in which we hold direct or indirect interests. The Key Agreement among Boris Fuchsmann, Alexander Rodnyansky, Studio 1+1, Innova, IMS, CME Ukraine Holding GmbH and us, entered into as of December 23, 1998, gives us a 60% economic interest in all Studio 1+1 Group companies and a 60% ownership interest in all the group companies except for the license holding company Studio 1+1 due to applicable regulatory restrictions on direct foreign ownership. Accordingly, we hold a 60% ownership interest and are entitled to 60% of the profits in each of Innova, IMS and TV Media Planet. Innova owns 100% of Inter-Media, a Ukrainian company, which in turn holds a 30% voting and profits interest in Studio 1+1, the license holding company in Ukraine.

At present our indirect ownership interest in Studio 1+1 is 18%. However, we entered into an additional agreement on December 30, 2004 with Boris Fuchsmann, Alexander Rodnyansky and Studio 1+1 which re-affirms our entitlement to 60% of any distribution from Studio 1+1 to its shareholders until such time as Ukrainian legislation allows us to increase our interest in Studio 1+1 to 60%.

Significant decisions involving entities in the Studio 1+1 Group are taken by the shareholders and require majority consent. Certain fundamental corporate matters of the other entities require the vote of 61% of the shareholders except for certain decisions involving Studio 1+1, the license holding company, which require 75% shareholder vote.

Alexander Rodnyansky, a previous general director is the Honorary President of Studio 1+1 and continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC Media based in Moscow.

2.    Summary of significant accounting policies

 These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

Basis of presentation

The consolidated financial statements include the accounts of Central European Media Enterprises Ltd. and investments in entities over which we have control. We consolidate the financial statements of entities in which we hold more than a majority voting interest and also those entities which are deemed to be a Variable Interest Entity of which we are the primary beneficiary as defined by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46 (R)"). Entities in which we hold less than a majority voting interest but over which we have the ability to exercise significant influence are accounted for using the equity method. Other investments are accounted for using the cost method.

Following the adoption of FIN 46 (R), we now consolidate Studio 1+1, a license holding and broadcasting company in Ukraine. It is within the Ukraine operations and trades with the other companies within the group. Studio 1+1 has been consolidated retrospectively within the presented financial statements. The effect of restatement on the balance sheet for the comparable period is to remove from the balance sheet the net liabilities of Studio 1+1, previously classified under "Provision for losses in investments in associated companies" and this is replaced by the separable assets and liabilities of the entity. The effect of restatement on the Income Statement for the comparable period is to remove from the income statement the one line adjustment of our share of Studio 1+1's results for the period previously classified under "Equity in income/(loss) of unconsolidated affiliates" and this is replaced by amounts within the separable income and expense lines.

Certain reclassifications were made to prior period amounts to conform to current period classifications.

During 2003, we disposed of our Czech operations; all results and gain/(loss) on this disposal have been treated as discontinued operations. Note 25 details the consolidation policy for each legal entity in which we have an interest.

Revenue recognition

Revenues primarily result from the sale of advertising time and are recognized at the point when advertising is broadcast. Our policy is that discounts and agency commissions are recognized at the point when the advertising is broadcast and are reflected as a reduction to gross revenue. For each of our stations:

  •
  Contracts are agreed with all of our customers before an advertising spot is aired;

  •
  Delivery (i.e. airing of the advertisement) is measured through our as-run log and also by a third party measurement agency;

  •
  Price is fixed according to the pre- agreed contract; and

  •
  Revenue is recognized if collection is reasonably assured. We have credit controls and cash collection processes in place.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements. Cash and cash equivalents includes unrestricted cash and short-term investments.

Impairment of long-lived assets

We periodically evaluate the carrying value of long-lived assets in accordance with FAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The carrying values of long-lived assets are considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying values. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of by sale are determined in a similar manner, except that fair values are reduced by the cost to dispose of such assets.

Program rights and production costs

Program Rights Cost—Program Rights Costs consists of programming acquired from third parties and programming produced locally and forms an important component of our station broadcasting schedules. These Program Rights Costs are amortized on a systematic basis over their expected useful lives. We have determined that the life and value of the asset is dependent upon the airing of the program.

Prior to October 1, 2004, our policy was to amortize feature films by 90% for the first run and 10% for the second run; all other programming was amortized by 100% on a first showing. During 2004 we initiated a review of our program rights cost policy. Effective from October 1, 2004 we changed our amortization policy. The policy was changed after a comprehensive examination of past periods ratings allocation to both first and second runs. In the first 3 quarters the film licenses were amortized 90% after the first run and 10% after the second run. Series were amortized 100% after the first run in proportion to the numbers of shows. In the last quarter, after the change, both films and series are amortized 65% after the first run and 35% after the second run. The impact of the change is a lower amortization charge of approximately US$ 3.0 million for the year 2004.

Proforma Disclosures

Had we continued with our policy to amortize feature films by 90% for the first run and 10% for the second run from October 1, 2004 to December 31, 2004, our net income/(loss) and net income/(loss) per common share would decrease/(increase) to the following pro forma amounts:

(US$ 000's, except per share data)	For the Year Ended December 31, 2004

Net Income/(Loss)	As Reported	$18,531
Add: Program Amortization	As Reported	42,335
Deduct: Program Amortization based on policy prior to October 1, 2004	As Reported	(45,320)

Net Income/(Loss)	Pro Forma	$15,546

Net Income/(Loss)—Basic:	As Reported	$0.66
	Pro Forma	$0.56
Net Income/(Loss)—Diluted:	As Reported	$0.64
	Pro Forma	$0.53

Goodwill and intangible assets

Goodwill represents our excess cost over the fair value of net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis in accordance with FAS No. 142.

License acquisition costs represent the fair value of broadcast licenses and the related direct costs incurred to acquire. Of those we treat as indefinite lived assets under paragraph 11 of FAS142 consideration is given whether:

  •
  We intend to renew the licenses into the foreseeable future;

  •
  We have precedents of renewals;

  •
  We do not expect any substantial cost to be incurred as part of a future license renewal and no costs have been incurred in the renewals to date; and

  •
  We have not experienced any historical evidence of a compelling challenge to our holding these licenses.

We do not foresee that the technology used to exploit these licenses will undergo significant changes in the foreseeable future. We do not consider that the advent of digital broadcasting nor any other technological development would impact on the way in which we broadcast our signal.

Fair value of financial instruments

We disclose the fair value of financial instruments in accordance with FAS No. 107, "Disclosures about Fair Value of Financial Instruments". To meet the reporting requirements of FAS No. 107, we calculate the fair value of financial instruments and include this additional information in the notes to financial statements when the fair value is different from book value of those financial instruments. We use quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, we use standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows.

Income taxes

We account for income taxes under the asset and liability method as set out in FAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Foreign currency

Our reporting currency is the US dollar. The financial statements of our operations whose functional currency is other than the U.S. dollar are translated from such functional currency to U.S. dollars at the exchange rates in effect at the balance sheet date for assets and liabilities, and at weighted average rates for the period for revenues and expenses, including gains and losses. Translational gains and losses are accumulated within a separated component of Shareholders' Equity while transactional gains and losses are recognized in the Statement of Operations.

Where appropriate, we may hedge a designated portion of the exposure to foreign exchange gains and losses on the translation of specific foreign operations. Hedging instruments used by us can include foreign currency denominated debt, foreign currency swaps and foreign currency forward contracts that are denominated in the same currency as the hedged foreign operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Capital leases

Assets acquired under capital leases, and offsetting capital lease obligations, are stated at the lesser of the present value of the minimum lease payments less executory costs and the asset's fair value at the inception of the lease term. Minimum lease payments are allocated between capital lease obligation reductions and interest expense so as to produce a constant periodic rate of interest on the remaining balance of the obligation.

Stock-based compensation

Stock-based compensation costs are determined when options are issued and are measured under the fair value method as defined in SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). We adopted SFAS 123 prospectively for employee stock option awards granted, modified, or settled beginning January 1, 2003, as contemplated by SFAS 148, "Accounting for Stock-based Compensation—Transition & Disclosure" ("SFAS 148"). In prior periods, we used the intrinsic method of accounting as defined in APB 25, "Accounting for Stock Issued to Employees" ("APB 25"). (See Note 13, "Stock Option Plans").

Proforma Disclosures

Had compensation costs for employee stock option awards granted, modified or settled prior to January 1, 2003 been determined consistent with the fair value approach required by SFAS 123 for all periods presented, using the Black-Scholes option pricing model with the assumptions as estimated on the date of each grant, our net income/(loss) and net income/(loss) per common share would decrease/(increase) to the following pro forma amounts:

		For the Years Ended December 31,
(US$ 000's, except per share data)		2004	2003		2002

Net Income/(Loss)	As Reported	$18,531	$346,012		$(14,184)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	As Reported	10,102	13,209		3,754
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	As Reported	(10,315)	(13,778)		(4,393)

Net Income/(Loss)	Pro Forma	$18,318	$345,443		$(14,823)

Net Income/(Loss)—Basic:	As Reported	$0.66	$13.06	(1)	$(0.54)
	Pro Forma	$0.66	$13.04	(1)	$(0.56)
Net Income/(Loss)—Diluted:	As Reported	$0.64	$13.06	(1)	$(0.54)
	Pro Forma	$0.63	$13.04	(1)	$(0.56)

(1) As restated, for further information, see Note 24, "Earnings Per Share".

Derivative instruments and hedging activities

We account for the fair value of derivative instruments in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in Other Comprehensive Income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Financial instruments

Put options issued are accounted for in accordance with FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and EITF 00-6 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in the Stock of a Consolidated Subsidiary".

Reclassifications

Certain reclassifications were made to prior period amounts to conform to current period classifications.

Recent accounting pronouncements

Stock based compensation

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt SFAS 123(R) on July 1, 2005.

2.    Summary of significant accounting policies (continued)

Exchanges of nonmonetary assets

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". SFAS 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB 29 required certain nonmonetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. We will be required to adopt SFAS 153 on July 1, 2005, and believe the adoption of this standard will not have a material impact on our financial statements.

Accounting for pre-existing relationships between the parties to a business combination

FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 04-01 "Accounting for Pre-existing Relationships between the Parties to a Business Combination" which must be applied prospectively to business combinations and goodwill impairment tests completed in reporting periods beginning after October 13, 2004. When two parties that have a pre-existing contractual relationship enter into a business combination, the pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists. We are currently assessing the impact that this pronouncement will have on our accounting for the TV Nova (Czech Republic) Acquisition.

3.    Variable interest entities

 In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46") which requires all variable interest entities ("VIE"s) to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements both for VIEs that are consolidated and for VIEs in which the entity holds a significant but not a majority beneficial interest. On October 9, 2003 FASB Staff Position FIN46-6 was issued, allowing deferral under certain conditions, of the effective date for application of the provisions of Interpretation No. 46. We meet these conditions.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities Revised" (FIN 46(R)) which modified the scope exceptions provided in FIN 46.

Following the adoption of FIN 46 (R), we now consolidate Studio 1+1, a license holding and broadcasting company in Ukraine. It is within the Ukraine operations and trades with the other companies within the group. Studio 1+1 has been consolidated retrospectively within the presented financial statements. The effect of restatement on the balance sheet for the comparable period is to remove from the balance sheet the net liabilities of Studio 1+1, previously classified under "Provision for losses in investments in associated companies" and this is replaced by the separable assets and liabilities of the entity. The effect of restatement on the Income Statement for the comparable period is to remove from the income statement the one line adjustment of our share of Studio 1+1's results for the period previously classified under "Equity in income/(loss) of unconsolidated affiliates" and this is replaced by amounts within the separable income and expense lines.

Below is a summary of the impact of the adoption of FIN 46 (R) on our consolidated balance sheet as at December 31, 2003 and our consolidated statements of operations for 2003 and 2002.

	As at December 31, 2003
Consolidated Balance Sheet Financial Statement Caption (US$ 000's)	Balance prior to adjustment	Impact of FIN 46 (R)	Adjusted Balance

Total current assets	264,743	2,148	266,891
Total assets	365,801	2,951	368,752
Total current liabilities	66,286	4,830	71,116
Total non-current liabilities	24,997	(1,879)	23,118
Total shareholders' equity	273,524	-	273,524

	For the Twelve Months ended December 31, 2003
Consolidated Statement of Operations Financial Statement Caption (US$ 000's)	Balance prior to adjustment	Impact of FIN 46 (R)	Adjusted Balance

Net revenues	118,526	6,452	124,978
Total station operating costs and expenses	80,636	1,995	82,631
Operating income/(loss)	(6,300)	1,890	(4,410)
Net loss from continuing operations	(24,201)	-	(24,201)
Net income	346,012	-	346,012

	For the Twelve Months ended December 31, 2002
Consolidated Statement of Operations Financial Statement Caption (US$ 000's)	Balance prior to adjustment	Impact of FIN 46 (R)	Adjusted Balance

Net revenues	92,294	6,849	99,143
Total station operating costs and expenses	62,740	4,867	67,607
Operating income/(loss)	1,485	(19)	1,466
Net loss from continuing operations	(25,106)	-	(25,106)
Net income	(14,184)	-	(14,184)

4.    Two-for-one stock splits

 On December 16, 2002 a duly authorized committee of the Board of Central European Media Enterprises Ltd. approved a two-for-one stock split by way of the issue of one pari-passu bonus share in respect of each share of Class A or Class B Common Stock. This applied to stockholders as at the record date of December 30, 2002 and the additional share was distributed on January 10, 2003.

On October 14, 2003 a duly authorized committee of the Board of Central European Media Enterprises Ltd. approved a two-for-one stock split by way of the issue of one pari-passu bonus share in respect of each share of Class A or Class B Common Stock. This applied to stockholders as at the record date of October 27, 2003 and the additional share was distributed on November 5, 2003.

The two-for-one stock splits: (i) had no effect on the par value of our Class A and Class B Common Stock; (ii) increased the value of the authorized share capital of our Class A Common Stock from US$ 373,395 to US$ 1,486,168; and (iii) increased the value of the authorized share capital of our Class B Common Stock from US$ 158,695 to US$ 634,779. On December 29, 2003, 600,000 shares of Class B Common Stock owned by RSL Capital LLC, a company wholly owned by Ronald S. Lauder, were converted into 600,000 shares of Class A Common Stock (par value of US$ 48,000), which decreased Class B Common Stock to US$ 586,779.

All share and per share information in this prospectus has been retroactively adjusted to reflect both two-for-one stock splits.

5.    Restricted cash

 In connection with the acquisition of Nova TV (Croatia), we deposited into an escrow account Euro 24 million (approximately US$ 29.7 million at the time of payment) on July 6, 2004. This represented the estimated maximum purchase price at the time of closing. On July 16, 2004, we acquired 100% of Nova TV (Croatia) and OK in Croatia for Euro 20.3 million (approximately US$ 24.7 million at the time of acquisition) (for further information see Note 9, "Disposals and Acquisitions"). On July 16, 2004, Euro 15.6 million (approximately US$ 19.0 million at the time of acquisition) was paid from the escrow account and Euro 0.8 million (approximately US$ 1.0 million at the time of acquisition) was returned to us. As at December 31, 2004, we held Euro 7.6 million (approximately US$ 10.3 million) as restricted cash.

Additionally, we had US$ 5.1 million classified as restricted cash in relation to our self insurance vehicle with regard to Directors' and Officers' Insurance.

6.    Accounts receivable

 The following represent trading balances in the ordinary course of business:

	As at December 31,
(US$ 000's)	2004	2003

Trading:
Third-party customers	$49,813	$34,367
Less: allowance for bad debts	(5,661)	(5,232)
Related parties	757	544
Less: allowance for bad debts	(189)	(131)

Total	44,720	29,548
Other:
Third-party customers	18	-
Less: allowance for bad debts	-	-
Related parties	722	526
Less: allowance for bad debts	(290)	(262)

Total	$45,170	$29,812

7.    Other receivable

	As at December 31,
(US$ 000's)	2004	2003

Short-term	$18,368	$20,103
Long-term	-	18,200

Total	$18,368	$38,303

On October 23, 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million.

The first installment of US$ 7.5 million was received on October 8, 2003, the second US$ 7.5 million installment was received on October 23, 2003 and the third US$ 20.3 million installment was received on July 14, 2004. The remainder of the purchase price will be settled by one payment of US$ 18 million plus all accrued interest on or before July 15, 2005 or, in the event that we acquire PPF's ownership interest in the TV Nova (Czech Republic) Group prior to such date (for further information, see Note 14, "Commitments and Contingencies"), the final outstanding obligation will be offset against our payment obligations to PPF in connection therewith.

The outstanding payment is collaterized by 125,000 shares of Ceska pojistovna, a.s., a leading insurance company in the Czech Republic. Ceska pojistovna, a.s. is listed on the Prague Stock Exchange and as at December 31, 2004 these shares were valued at CZK 1.9 billion (approximately US$ 85.1 million).

8.    Goodwill and intangible assets

 Goodwill represents our excess cost over the fair value of net assets acquired. Our goodwill arose on our acquisitions in Croatia, Slovenia, Romania and Ukraine. Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. We assess goodwill impairment in the fourth quarter of each year. We completed our annual assessment of goodwill impairment in the fourth quarter of 2004 which resulted in no impairment charges.

The carrying amount of goodwill and other intangibles as at December 31, 2004, 2003 and 2002 is as follows:

Goodwill:

(US$ 000's)	Slovenian operations	Ukrainian operations	Romanian operations	Croatian operations	Total

Carrying amount as at December 31, 2002	$14,105	$4,096	$-	$-	$18,201
Foreign exchange movements	(380)	-	-	-	(380)

Carrying amount as at December 31, 2003	13,725	$4,096	-	-	$17,821
Additions in the period (see Note 9)	-	-	8,826	29,260	38,086
Foreign exchange movements	999	-	-	2,186	3,185

Carrying amount as at December 31, 2004	$14,724	$4,096	$8,826	$31,446	$59,092

Other intangibles:

(US$ 000's)	License acquisition cost	Broadcast license	Trademarks	Customer relationships	Total

Carrying amount as at December 31, 2002(1)	$1,506	$292	$-	$-	$1,798
Additions	-	5,258	2,479	-	7,737
Foreign exchange movements	-	19	-	-	19

Carrying amount as at December 31, 2003(1)	1,506	5,569	2,479	-	9,554
Additions in the period (see Note 9)	-	7,336	7,816	2,468	17,620
Amortization in the period	-	(234)	-	(231)	(465)
Foreign exchange movements	-	398	224	-	622

Carrying amount as at December 31, 2004	$1,506	$13,069	$10,519	$2,237	$27,331

(1) Restated to reflect the adoption of FIN 46 (R).

All license costs, broadcast licenses and trademarks are assets with indefinite useful lives and are subject to annual impairment reviews. Customer relationships are deemed to have an economic useful life of, and are amortized on a straight-line basis over eight years. The amortization expense is US$ 0.2 million for 2004 and US$ 0.3 million for each of the years 2005-2009.

9.    Acquisitions and disposals

Romania

Acquisition of MPI and Pro TV SA

On March 29, 2004, we acquired an additional 14% share in each of our consolidated subsidiaries MPI and Pro TV from Rootland Trading Limited for purchase consideration of US$ 20.3 million. Rootland Trading Limited is controlled by Mr. Sarbu, who is the General Director of our Romanian operations. This acquisition brought our total voting interest and share of profits to 80% in both companies.

The consideration for the acquisition consisted of US$ 16.9 million cash and the settlement of loans receivable from companies controlled by Mr. Sarbu that he had personally guaranteed (Inter-Media srl: US$ 1.8 million and Media Pro Pictures: US$ 1.6 million).

The purchase price was agreed by reference to an independent valuation report which was based on a multiple of MPI's and Pro TV's future earnings. In accordance with the SFAS No. 141, "Business Combinations" ("FAS 141"), we have allocated US$ 3.7 million to broadcast licenses, US$ 5.5 million to trademarks and US$ 2.0 million to customer relationships, all of which were preliminarily allocated to goodwill. We have recognized a corresponding deferred tax liability on the tax basis difference arising from these assets. Both trademarks and broadcast licenses have been assigned an indefinite life, while customer relationships are deemed to have an economic useful life of, and are amortized on a straight-line basis over, eight years. An amount of US$ 8.8 million was recognised as goodwill.

Disposal of interest in Radio Pro

In order to comply with Romanian Media Council regulations following our acquisition of an additional 14% interest in MPI and Pro TV, it was necessary to reduce our holding in Radio Pro, a radio license holding company, from 44% to 20%. On March 29, 2004, we sold a 24% holding in Radio Pro to Mr. Adrian Sarbu for consideration of US$ 0.04 million with a resulting loss on disposal of US$ 0.02 million. The consideration was determined by an independent valuation of Radio Pro.

Croatia

In accordance with our strategic plan to acquire one or more established businesses in the Balkans, we acquired 100% of Nova TV (Croatia) and OK in Croatia for Euro 20.3 million (approximately US$ 24.7 million at the time of acquisition) on July 16, 2004. The purchase price is payable in three installments. Euro 15.6 million (approximately US$ 19.0 million at the time of payment) was paid at closing on the basis of an estimate purchase price. Euro 1.7 million (approximately US$ 2.3 million) was paid on February 9, 2005 following the determination of the final purchase price. Approximately Euro 3 million (approximately US$ 4.1 million) of the total purchase price will be held in escrow until July 16, 2005 pending resolution of representation and warranty provisions contained in the acquisition agreement. Accordingly, Euro 4.7 million (approximately US$ 6.4 million) is classified in our consolidated balance sheet as deferred consideration as at December 31, 2004.

We have initiated a fair value exercise to allocate the purchase price to the acquired assets and liabilities. Upon completion of the fair value exercise, the purchase price allocation will include the broadcast license intangible asset and other intangible assets to be identified. We have therefore provisionally recognized goodwill of US$ 29.6 million arising from these acquisitions which may be subject to adjustment following the completion of the fair value exercise.

10.    Property, plant and equipment

 Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. It consists of the following:

		As at December 31
	Useful Lives Years
(US$ 000's)		2004	2003

Land and buildings	25	$13,076	$10,125
Station machinery, fixtures and equipment	4-8	62,117	50,057
Other equipment	3-8	10,363	7,461
Software license	3-5	5,028	3,783
Construction in progress	-	4,846	2,427

		95,430	73,853
Less—Accumulated depreciation		(63,882)	(55,850)

		$31,548	$18,003

Assets held under capital lease (included in the above)
Land and buildings		$983	$915
Station machinery, fixtures and equipment		393	309

		1,376	1,224
Depreciation		(463)	(334)

Net Book Value		$913	$890

For further information on capital leases, see Note 14, "Commitments and Contingencies"

11.    Income taxes payable

 The Netherlands and non-Netherlands components of the provision for income taxes consists of:

	For the Years Ended December 31,
(US$ 000's)	2004	2003

Current Income tax expense:
Domestic	$2,104	$911
Foreign	9,047	3,386
Deferred tax benefit (all foreign)	(62)	(537)

Provision for income taxes	$11,089	$3,760

The Netherlands and non-Netherlands components of income (loss) from continuing operations before income taxes are:

	For the Years Ended December 31,
(US$ 000's)	2004	2003

Income/(loss) before provision for income taxes, minority interest, equity in income of unconsolidated affiliates and discontinued operations:
Domestic	$5,127	$(39,207)
Foreign	15,456	15,813

	$20,583	$(23,394)

The following is a reconciliation of income taxes, calculated at statutory Netherlands rates, to the income tax provision included in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004 and 2003:

	For the Years Ended December 31,
(US$ 000's)	2004	2003

Income taxes at Netherlands Rates (34.5% for both years)	$7,101	$(8,071)
Difference between Netherlands rates and rates applicable to international subsidiaries	393	6,141
Tax effect of permanent differences	6,186	1,667
Effect of change in tax rate in Romania (Ukraine for 2003)	(858)	68
Change in valuation allowance	(1,366)	3,192
Other (Netherlands tax settlement)	(367)	763

Provision for income taxes	$11,089	$3,760

The following table shows the significant components included in deferred income taxes as at December 31:

	As at December 31,
(US$ 000's)	2004	2003

Assets:
Tax benefit of loss carry forwards and other tax credits	$9,242	$10,061
Property, plant and equipment	127	311
Temporary difference due to timing	1,584	2,327

Total deferred tax assets	10,953	12,699
Valuation allowance	(8,011)	(11,846)

	$2,942	$853

Liabilities:
Intangible assets	$(4,406)	$(38)
Investment write off	(1,763)	-
Undistributed reserves not permanently reinvested	(2,437)	-
Other	(390)	-
Temporary difference due to timing	(314)	(277)

Total deferred tax liabilities	$(9,310)	$(315)

Net deferred income tax assets / (liability)	$(6,368)	$538

A deferred tax asset in the amount of US$ 0.8 million and US$ 0.5 million is classified in short-term assets in our consolidated balance sheet as at December 31, 2004 and 2003, respectively.

We have provided a valuation allowance against potential deferred tax assets of US$ 8.0 million and US$ 11.8 million as at December 31, 2004 and 2003, respectively since it has been deemed more likely than not that the benefits associated with these assets will not be realized. The decrease in the valuation allowance reflects, among other things, the fact that management now believes that the deferred tax assets in respect of the Romanian operations are more likely than not to be realized.

We have operating loss carry-forwards that will expire in the following periods:

US$ 000's

2005	$8,407
2006	10,345
2007	1,077
2008	151
2009	11,817

Total	$31,797

We also have operating loss carry-forwards of US $7.5 million (2003: US$ 7.5 million) with no expiry.

We have re-evaluated our forecasts of our Dutch tax liabilities based on our inter-company loans and as at December 31, 2004 have provided US$ 3.5 million (US$ 3.1 million in non-current liabilities and US$ 0.4 million in current liabilities) in respect of the additional tax which is required to be paid, should our taxable income fall below the minimum amount agreed with the Dutch tax authorities over the next 6 years (2003: US$ 6 million, all in non-current liabilities). Since over 50% of our inter-company loans are at variable rates, should US$ interest rates rise significantly, our interest income will rise and the provision will fall. In our consolidated statement of operations, we recognized a benefit of US$ 2.4 million in 2004 and charges of US$ 14.0 million and US$ 1.0 million in 2003 and 2002, respectively.

The settlement with the Dutch tax authorities also provides that if any decision is issued at any time prior to December 31, 2008 exempting awards under Bilateral Investment Treaties from taxation in the Netherlands, we will be allowed to use any resulting losses, which could be up to US$ 195 million, to offset other income within the applicable carry forward rules. This would not reduce the minimum amount of tax agreed payable under the Settlement Agreement. At this time there is no indication that the Dutch tax authorities will issue such a decision.

We have not provided income taxes or withholding taxes on US$ 80 million (2003: US$ 58 million) of cumulative undistributed earnings as the earnings are permanently reinvested in the companies concerned. It is not practicable to estimate the amount of taxes that might be payable on the distribution of these earnings.

12.    Credit facilities and obligations under capital leases

 Group loan obligations and overdraft facilities consist of the following:

		As at December 31,
(US$ 000's)		2004	2003

CME B.V.
STS Loan	(a)	$7,687	$6,245
Croatian Operations
Long-term loans	(b)-(d)	1,668	-
Capital lease, net of interest, and unsecured short-term loans		381	-
Romanian Operations
Capital lease, net of interest, and unsecured short-term loans		44	-
Slovenian Operations
Long-term loan	(e)	8,903	10,015
Capital lease, net of interest, and unsecured short-term loans		628	641
Ukrainian Operations
Capital lease, net of interest, and unsecured short-term loans		59	175

Total current and non-current maturities		19,370	17,076

Less current maturities		(10,472)	(185)

Total non-current maturities		$8,898	$16,891

CME B.V.

(a) A loan of Sk187 million (approximately US$ 6.6 million) from our unconsolidated affiliate, STS. This loan bears a variable interest rate of the Bratislava Inter Bank Official Rate ("BRIBOR") 3 month rate plus 2.2% (BRIBOR—3 month as at December 31, 2004 was 4.3%). Outstanding interest owed to STS as at December 31, 2004 was US$ 1.1 million. The loan is due to be repaid in full on December 1, 2005. No principal payments were made on this loan in 2004.

Croatia

(b) A total of Euro 1.0 million (approximately US$ 1.3 million) was drawn down on three agreements our Croatian operations have with Hypo Alpe-Adria-Bank d.d. These loans bear a variable interest rate of the European Inter Bank Official Rate ("EURIBOR") 3 month rate plus 2.5%. As at December 31, 2004 a rate of 4.65% applied to these loans. These loans are secured by the real property and fixed assets of OK, which as at December 31, 2004 have a carrying amount of approximately US$ 1.8 million. Principal payments of Euro 0.1 million (approximately US$ 0.1 million) were made on these loans in 2004.

(c) An amount of Euro 0.03 million (approximately US$ 0.03 million) was drawn down on an agreement our Croatian operations have with Hypo Alpe-Adria-Bank d.d. This loan bears a fixed interest rate of 7.25%.

(d) Euro 0.2 million (approximately US$ 0.3 million) was drawn down by our Croatian operations under a loan agreement with BKS Bank fur Karnten and Steiermark AG. This loan bears a variable interest rate of the EURIBOR 3 month rate plus 3.0%. As at December 31, 2004 a rate of 5.15% applied to this loan. Principal payments of Euro 0.1 million (approximately US$ 0.1 million) were made on these loans in 2004.

Slovenia

(e) In December 2002, Pro Plus entered into a loan agreement for a facility of up to Euro 8.0 million (approximately US$ 10.8 million) with Bank Austria Creditanstalt d.d. ("BACA") and Nova Ljubljanska banka d.d. which matures in February 2009. As at December 31, 2004, Euro 6.5 million (approximately US$ 8.8 million) was drawn down on this agreement. This loan bears a variable interest rate of the EURIBOR 6 month rate plus 3.0% (EURIBOR—6 month as at December 31, 2004 was 2.1%). As at December 31, 2004 a rate of 5.1% applied to this loan. This loan facility is secured by the real property, fixed assets and receivables of Pro Plus, which as at December 31, 2004 have a carrying amount of approximately US$ 25.4 million. Principal payments of Euro 1.5 million (approximately US$ 2.0 million) were made on these loans in 2004.

Total Group

At December 31, 2004, the maturity of our tranches of debt are as follows:

Loan	Maturity Date

Sk187 million (approximately US$6.6 million) from our unconsolidated affiliate, STS	December 1, 2005
Euro 0.1 million (approximately US$0.1 million) with Hypo Alpe-Adria-Bank d.d.	July 1, 2006
Euro 0.9 million (approximately US$1.2 million) with Hypo Alpe-Adria-Bank d.d.	April 1, 2011
Euro 0.03 million (approximately US$0.03 million) with Hypo Alpe-Adria-Bank d.d.	July 31, 2007
Euro 0.2 million (approximately US$0.3 million) with BKS Bank fur Karnten and Steiermark AG	October 1, 2006
Euro 6.5 million (approximately US$8.9 million) with BACA	February 16, 2009

Capital lease commitments

We lease certain of our office and broadcast facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under non-cancelable operating leases with initial or remaining non-cancelable lease terms in excess of one year, consisted of the following at December 31, 2004:

(US$ 000's)	As at December 31, 2004

2005	$464
2006	292
2007	136
2008	136
2009	136
2010 and thereafter	152

1,316
Less: amount representing interest	(204)

Present value of net minimum lease payments	$1,112

13.    Stock option plans

 Stock-based compensation costs are determined when options are issued and are measured under the fair value method as defined in SFAS 123. We adopted SFAS 123 prospectively for employee stock option awards granted, modified, or settled beginning January 1, 2003, as required by SFAS 148. In prior periods, we used the intrinsic method of accounting as defined in APB 25.

2004 option grants

Pursuant to the 1995 Amended Stock Option Plan, the Compensation Committee of our Board of Directors may award stock options to employees. During 2004, the following awards were made:

Date	Stock options	Period over which options vest equally

February 2, 2004	160,000	4 Years
May 3, 2004	10,000	3 Years
May 5, 2004	20,000	3 Years
October 1, 2004	10,000	3 Years
November 18, 2004	87,500	4 Years
November 22, 2004	20,000	3 Years

On June 2, 2004, an automatic grant of 112,000 non-incentive stock options with a vesting period of 4 years was made to non-executive directors, pursuant to the 1995 Stock Option Plan.

The fair value of the option grants is estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions used:

Date of option grant	Risk free interest rate	Expected stock price volatility

February 2, 2004—5 year rate	3.18%	51.5%
May 3, 2004—5 year rate	3.63%	51.5%
May 5, 2004—5 year rate	3.71%	51.5%
June 2, 2004—5 year rate	3.91%	51.5%
October 1, 2004—5 year rate	3.44%	51.5%
November 18, 2004—5 year rate	3.48%	51.5%
November 22, 2004—5 year rate	3.56%	51.5%

Expected stock price volatility is calculated on an average of the preceding six-year weekly closing prices of competitors specific to our markets, as we consider this basis to represent the best indicator of expected volatility over the life of the option. Expected dividend yields for these awards are assumed to be 0%; the expected lives are estimated at 6 years.

The weighted average fair value of the above grants made in 2004 is US$ 12.52 per option compared with US$5.72 per option in 2003. Prior to the adoption of SFAS 123 we followed APB 25, "Accounting for Stock Issued to Employee", for all employee stock option awards granted, modified or settled before January 1, 2003.

The total fair value of the above awards for 2004 is US$ 5.3 million compared with US$ 1.4 million and US$ nil in 2003 and 2002 respectively. In accordance with SFAS 123 the total fair value for these awards is recognized in the Statement of Operations using straight line amortization over the vesting period of the award.

In the twelve months to December 31, 2004 total charges of US$ 1.1 million were recognized, including charges made for awards in previous periods. In the twelve months to December 31, 2003 and 2002 total charges of US$ 0.3 million and US$ nil, respectively, were recognized.

Stock based compensation (variable plan accounting)

For certain options issued in 2000, our stock-based compensation charge is calculated according to FASB Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"). This requires that compensation costs for modified awards are adjusted for increases and decreases in the intrinsic value in subsequent periods until that award is exercised, forfeited or expires unexercised; subject to a minimum of the original intrinsic value at the original measurement date.

The exercise price of these options is US$ 1.48. Our stock price as at December 31 2004, 2003 and 2002 was US$ 38.92, US$ 17.30 and US$ 5.75, respectively. Consequently, the stock based compensation charge in the twelve months to December 31, 2004, 2003 and 2002 was US$ 9.0 million, US$ 12.9 million and US$ 3.8 million, respectively.

Stock based compensation charged to consolidated statement of operations

The charge for stock based employee compensation in corporate operating costs in our consolidated income statement can be summarized as follows:

	For the Years Ended December 31,
(US$ 000's, except per share data)	2004	2003	2002

Stock-based compensation charged under FIN 44	$8,977	$12,948	$3,754
Stock-based compensation charged under SFAS 123	1,125	261	-

Total stock-based compensation	$10,102	$13,209	$3,754

Plan summary

A summary of the status of our stock option plans at December 31, 2004, 2003, and 2002 and changes during the years 2004, 2003, and 2002 are presented in the table and narrative below.

	For the Year Ended December 31, 2004
	Shares	Weighted Average Exercise Price (US$)	Option Price (US$)

Outstanding at start of year	2,527,717	7.10	0.16 - 33.50
Granted	419,500	23.84	18.93 - 32.99
Exercised	(1,083,634)	2.74	1.48 - 23.00
Forfeited	(158,566)	19.11	2.14 - 20.71

Outstanding at end of year	1,705,017	12.89	0.16 - 33.50

	For the Year Ended December 31, 2003
	Shares	Weighted Average Exercise Price (US$)	Option Price (US$)

Outstanding at start of year	2,503,715	6.40	0.16 - 33.50
Granted	252,000	10.64	10.37 - 11.44
Exercised	(145,998)	0.83	0.16 - 2.14
Forfeited	(82,000)	7.83	5.72 - 33.50

Outstanding at end of year	2,527,717	7.10	0.16 - 33.50

	For the Year Ended December 31, 2002
	Shares	Weighted Average Exercise Price (US$)	Option Price (US$)

Outstanding at start of year	2,074,915	7.56	0.16 - 33.50
Granted	466,000	2.08	1.96 - 2.14
Exercised	(10,000)	0.84	0.84
Forfeited	(27,200)	22.51	20.00 - 23.00

Outstanding at end of year	2,503,715	6.40	0.16 - 33.50

At December 31, 2004, 2003 and 2002 914,318, 1,712,351 and 1,678,316 options were exercisable, respectively.

Warrants

As a result of a transaction in 2002 with GoldenTree Asset Management LLC, the resale of shares issuable on exercise of warrants to purchase 696,000 Class A shares with an exercise price of US$ 2.504 was registered with the SEC on February 4, 2004 and the warrants were exercised on February 19, 2004. We received US$ 1.7 million on exercise and the stock issued is included in our 21,049,400 shares of Class A Common Stock outstanding as at December 31, 2004.

14.    Commitments and contingencies

Litigation

Croatia

On October 29, 2004, OK filed suit against Global Communications d.o.o. claiming approximately HRK 53 million (approximately US$ 9.4 million) in damages. Global Communications is a company controlled by Ivan Caleta, who had previously operated NOVA TV (Croatia) through OK. Global Communications, together with GRP Media d.o.o., another company controlled by Mr. Caleta, had provided certain goods and services to OK and NOVA TV (Croatia) in exchange for advertising time. Global Communications and GRP Media were functionally managing the advertising inventory of NOVA TV (Croatia). On December 31, 2003, Global Communications entered into a agreement by which OK acknowledged that Global Communications was entitled to approximately 375,000 seconds of advertising time for goods and services previously provided. Following our acquisition of Nova TV (Croatia) and OK in July 2004, OK concluded that Global Communications had used all of its seconds by June 2004 based on a substantial discrepancy discovered between the utilization of advertising time recorded by Global Communications and that recorded by AGB Puls, an independent television audience measurement service operating in Croatia. In the course of its investigation of the usage of seconds by Global Communications, OK discovered that computer records of advertising seconds kept for OK may have been altered. OK brought suit in order to recover amounts for advertising time used by Global Communications in excess of the 375,000 seconds agreed. Global Communications filed a counterclaim in January 2005 for HRK 68 million (approximately US$ 12.1 million), claiming that AGB data is unreliable and that it is entitled to additional seconds under the previous agreement. We believe that these counterclaims are without merit.

Romania

There are no significant outstanding legal actions that relate to our business in Romania.

Slovenia

On November 20, 2002, we received notice of a claim filed by Mrs. Zdenka Meglic, the founder and a former shareholder of MMTV 1 d.o.o (MMTV), against MMTV, a subsidiary of CME Slovenia BV. In her claim against MMTV, Mrs. Meglic is seeking damages in the amount of SIT 190 million (approximately US$ 1.1 million) for repayment of monies advanced to MMTV from 1992 to 1994 (in the amount of approximately SIT 29 million (approximately US$ 0.2 million)) plus accrued interest. On September 9, 2004, the court of first instance found against MMTV and issued a judgment requiring MMTV to pay SIT 190 million (approximately US$ 1.1 million) plus interest as well as costs. On September 24, 2004, MMTV filed an appeal against the judgment. On December 15, 2004, the appellate court vacated the judgment of the lower court and returned the case for further proceedings. We believe Mrs. Meglic's claim is without merit and will continue to defend the claim. Accordingly, we have made no provision for this claim in our consolidated balance sheets as at December 31, 2004.

Slovak Republic

There are no significant outstanding legal actions that relate to our business in the Slovak Republic.

Ukraine

In July 2004, AITI launched proceedings against the Ukraine Media Council and Studio 1+1 to challenge the award of the additional nine-hour license to Studio 1+1. In September 2004, the Economic Court of Kiev dismissed this claim. AITI appealed to the Court of Appeal, which also found in favor of the Ukraine Media Council and Studio 1+1. AITI appealed to the more senior Court of Cassation, which also rejected the claim at a hearing dated January 11, 2005. AITI has lodged a request to appeal to the Supreme Court of Ukraine on February 18, 2005. The Supreme Court must also consent to accept the appeal and this process can take up to one year. As at March 10, 2005 no such acceptance notice has been issued. In the event the Supreme Court accepts this appeal we believe that there are no grounds for it to succeed as evidenced by the decisions of the Court of Appeal and Court of Cassation.

General

We are, from time to time, a party to litigation that arises in the normal course of our business operations. Other than those claims discussed above, we are not presently a party to any such litigation which could reasonably be expected to have a material adverse effect on our business or operations.

Financial commitments—existing entities

Our existing operations, with the exception of Croatia, are expected to be self-supporting in terms of funding during 2005, with cash being available through local credit facilities and/or generated from operations.

Licenses

We believe that the licenses for the television license companies will be renewed prior to expiry. In Romania, the Slovak Republic, Slovenia and Ukraine local regulations do contain a qualified presumption for extensions of broadcast licenses; however, there can be no assurance that any of the licenses will be renewed upon expiration of their initial term. The failure of any such license to be renewed could adversely affect the results of our operations. However, to date, licenses have been renewed in the ordinary course of business. Access to the available frequencies is controlled by regulatory bodies in each country in which we operate.

Station programming rights agreements

We had program rights commitments of US$ 18.1 million and US$ 8.2 million at December 31, 2004 and 2003, respectively, in respect of future programming, which includes contracts signed with license periods starting after the balance sheet date. As at December 31, 2004, US$ 3.9 million of our program rights commitments related to our Ukrainian operations, US$ 9.1 million related to our Romanian operations and US$ 4.6 million related to our Croatian operations. This increase is as a result of our Ukrainian and Romanian operations entering into longer term contracts with programming providers; Croatia was a new acquisition during 2004.

Operating lease commitments

For the fiscal years ended December 31, 2004, 2003, and 2002 we incurred aggregate rent on all facilities of US$ 1.6 million, US$ 0.8 million, and US$ 0.8 million. Future minimum operating lease payments at December 31, 2004 for non-cancelable operating leases with remaining terms in excess of one year (net of amounts to be recharged to third parties) are payable as follows:

(US$000's)	As at December 31, 2004

2005	$1,783
2006	1,723
2007	1,288
2008	1,247
2009	394
2010 and thereafter	394

Total	$6,829

Dutch tax

On February 9, 2004 we entered into an agreement with the Dutch tax authorities to settle all tax liabilities outstanding for the period through 2003, including receipts in respect of our award in the arbitration against the Czech Republic, for a payment of US$ 9.0 million. We expect to continue to pay tax in the Netherlands of between US$ 1.0 and US$ 2.5 million for the foreseeable future and therefore have also agreed to a minimum tax payable of US$ 2.0 million per year for the years 2004-2008 and US$ 1.0 million for 2009. Should the

Dutch Ministry of Finance later rule that arbitration awards such as the one we received are not taxable, we will be entitled to claim a tax loss, which can be offset against other taxable income, but will not reduce our minimum payment commitments.

As at December 31, 2004 we provided US$ 3.5 million (US$ 3.1 million in non-current liabilities and US$ 0.4 million in current liabilities) (2003: US$ 6.0 million in non-current liabilities) of tax in the Netherlands as the difference between our obligation under this agreement and our estimate of tax in the Netherlands that may fall due over this period from business operations, based on current business structures and economic conditions and released US$ 2.4 million through discontinued operations in our consolidated statement of operations for the twelve months ended December 31, 2004.

Slovenia

On January 31, 2003 we entered into a put option with Marijan Jurenec, the general director of Pro Plus, our Slovenian operation for his 3.15% interest in Pro Plus. Under the terms of the agreement, Mr. Jurenec has the right to put his interest to us through January 30, 2006 at a price that consists of a fixed component and a variable component based on Slovenian Segment EBITDA ("the Cash Value") which at December 31, 2004, is approximately US$ 5.9 million. We have the right to call the same interest at any time until December 31, 2006. This will be put at a price that is the same as the put price as of January 30, 2006, and for approximately Euro 5.4 million (approximately US$ 7.3 million) thereafter until December 31, 2006. We have determined a fair value of the option in an amount of US$ 0.6 million and this has been recorded as a liability.

Romania

On July 30, 2004 we entered into a Put Option Agreement with the general director, Mr. Sarbu who owns the remaining 20% of MPI and Pro TV SA. This remaining 20% ownership is split 75% Mr. Sarbu and 25% Rootland Trading Limited. Under the terms of the agreement, Mr. Sarbu may require us to buy either his direct shareholdings or those of Rootland Trading Limited on the terms set out below:

  •
  First Option: 5% in MPI and Pro TV from March 1, 2006 and ending on February 28, 2009.

  •
  Second Option: 15% of MPI and Pro TV for a twenty-year period thereafter, if the First Option has been exercised or 20% of MPI and Pro TV if the First Option Notice was not exercised during the First Option Period.

The value of the First and Second shareholdings for both MPI and Pro TV is to be determined by each party's own valuator. If the valuations are within 15% of each other, the average of the mid-points of both valuations would be used to establish the purchase price. If the valuations are further apart, both banks will appoint a third bank to carry out a third valuation and then the average of the three valuations will establish the purchase price. The minimum price to be paid by us is US$ 1.45 million per percentage point. As at December 31, 2004, we consider the likelihood of the put option being valued below US$ 1.45 million per percentage point is remote. Therefore it is not valued and is not recorded in our consolidated balance sheet.

Dividends from Consolidated Subsidiaries and Unconsolidated Affiliates

The laws under which our operating companies are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of our Dutch and Netherlands Antilles subsidiaries, our voting power is sufficient to compel the making of distributions. In the case of Nova TV (Croatia), distributions may be paid from net profits subject to a reserve of 5% of annual profits until the aggregate reserves equal 5% of the registered capital of Nova TV (Croatia). In the case of Pro TV, distributions may be paid from the profits of Pro TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of Pro TV's registered capital. A majority vote is required in order for Pro TV to make distributions and we have sufficient voting power to compel distributions of dividends. In the case of STS, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. We cannot compel the distributions of dividends by STS. In the case of Pro Plus, distributions may be paid from the profits of Pro Plus, subject to a reserve equal to 10% of registered capital being established from accumulated profits. We have a sufficient majority to compel distributions of dividends from Pro Plus. In the case of Innova and IMS, distributions may be paid from their profits and there is no reserve requirement for either company. Our voting power in Innova and IMS is sufficient to compel the distribution of dividends.

STS has made dividend distributions to us in 2003 and 2004; Pro Plus has made dividend distributions to us in 2004.

15.    Investments in associated companies

 We hold the following investments in unconsolidated affiliates:

		As at December 31,
	Voting Interest
(US$ 000's)		2004	2003

STS	49%	$28,506	$24,404
Other	Various	52	9

		$28,558	$24,413

In the twelve months ended December 31, 2004 and 2003 we received dividends of US$ 6.3 million and US$ 3.1 million, respectively, from STS.

16.    Accounts payable and accrued liabilities

 The following represent trading balances in the ordinary course of business:

	As at December 31,
(US$ 000's)	2004	2003

Third-party suppliers	$15,168	$7,745
Related party suppliers	1,474	650
Accrued liabilities	28,244	17,307
Programming payables	22,156	12,046

Total	$67,042	$37,748

17.    Acquisition costs

	As at December 31,
(US$ 000's)	2004	2003

Acquisition costs	$10,770	$-

As at December 31, 2004 we have recorded US$ 10.8 million of acquisition costs (principally investment banker's fees, due diligence and legal fees) in relation to the TV Nova (Czech Republic) Acquisition (see Note 26, "Subsequent Events").

18.    Related party transactions

Overview

There is a limited local market for many specialist television services in the countries in which we operate, many of which are provided by parties known to be connected to our local shareholders. As stated in FAS 57 "Related Party Disclosures" transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. We will continue to review all of these arrangements.

We consider related parties to be those shareholders who have direct control and/or influence and other parties that can significantly influence management; a "connected" party is one in which we are aware of a family or business connection to a shareholder.

Related party loans

A table of outstanding loans and advances to related parties in all countries in which we operate is shown below.

	As at December 31,
(US$ 000's)	2004	2003

Consolidated Balance Sheet Items—Current Assets
Loans to related parties
Boris Fuchsmann	$300	$1,200
Inter Media	-	1,302
Media Pro Pictures	-	1,347

	$300	$3,849

Consolidated Balance Sheet Items—Non-Current Assets
Loans to related parties
Boris Fuchsmann	$2,525	$1,883

We received payments against our related party loans during 2004, such that the current portion of the loans reduced to US$ 0.3 million at December 31, 2004 from US$ 3.8 million at December 31, 2003. Non-current loans to related parties increased in the year to US$ 2.5 million at December 31, 2004 from US$ 1.9 million at December 31, 2003. This reflects a movement of balances from current loans to non-current loans.

Croatia

We have no related party transactions in Croatia.

Romania

We and Mr. Sarbu are shareholders in MPI, Pro TV and Radio Pro. Our Cooperation Agreement with Mr. Sarbu requires that related party transactions be approved by a majority vote of the shareholders. The approval process for related party transactions was exercised verbally for the period from 1997 to late 2001. Beginning in 2002 formal, written records have been required and reviews of related party transactions have been performed. Approval of these has been made at local board and shareholder meetings.

Mr. Sarbu, the General Director and minority shareholder in our Romanian operations, has extensive business interests in Romania, particularly in the media sector. Due to the limited local market for many specialist television services in Romania, companies related or connected to Mr. Sarbu were often the sole or primary supplier of the services that MPI required, and much of the Romanian business was developed based on services supplied by Mr. Sarbu's companies.

Following a review of related party transactions in 2002, the shareholders of MPI decided to institute reviews of related party transactions, bring services in-house where possible and place additional controls over the remaining related party transactions.

Description of related party transactions in Romania

In 1995 we loaned Inter Media SRL US$ 1.3 million to purchase an interest in the building in which MPI operates. In addition to this, there was a loan due that has been guaranteed by Mr. Sarbu and one of his companies, Media Pro Pictures for US$ 1.0 million. On March 29, 2004, we acquired an additional 14% share in each of our consolidated subsidiaries MPI and Pro TV from Rootland Trading Limited, which is controlled by Mr. Sarbu, for purchase consideration of US$ 20.3 million (see Note 9 "Acquisitions and Disposals"). The consideration for the acquisition consisted of US$ 16.9 million cash and the settlement of both the above loans plus all outstanding interest.

The total purchases from companies related or connected with Mr. Sarbu in 2004 were approximately US$ 6.9 million (2003: US$ 6.6 million, 2002: US$ 4.4 million). These were mainly for various production and administrative related services. The total sales to companies related or connected with Mr. Sarbu in 2004 were approximately US$ 0.1 million (2003: US$ 0.9 million, 2002: US$ 1.0 million). At December 31, 2004, companies connected to Mr. Sarbu had an outstanding balance due to us of US$ 0.6 million (2003: US$ 0.9 million). At December 31, 2004, companies related to Mr. Sarbu had an outstanding balance due to us of US$ 0.4 million (2003: US$ 0.9 million). At December 31, 2004, companies related to Mr. Sarbu had an outstanding balance due to them of US$ 0.6 million (2003: US$ 0.4 million).

We signed a Put Option Agreement with Mr. Sarbu in July 2004 that grants him the right to sell us 5% of his shareholding in MPI and Pro TV between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter. The put price will be determined in each instance by an independent valuation and is subject to a floor price. Following our purchase of a 2% interest in MPI and Pro TV from Mr. Sarbu, he will be allowed under the Put Option Agreement to put to us 3% of his shareholding between March 1, 2006 and February 28, 2009 and his remaining shareholding for a twenty-year period thereafter. Following an amendment to the Put Option Agreement entered into on March 3, 2005, Mr. Sarbu may put to us 3% of his shareholding in MPI and Pro TV between March 1, 2006 and February 28, 2009.

Slovenia

In connection with the restructuring of our Slovenian operations, we have entered into a put/call arrangement with the general director of Pro Plus, Marijan Jurenec, who owns the remaining 3.15% voting and profits interests of Pro Plus (the operating company). Under the terms of the agreement, Mr. Jurenec generally has the right to put his interest to us from December 31, 2004 until January 30, 2006 at a price that consists of a fixed component and a variable component based on station Segment EBITDA. We have the right to call the interest held by Mr. Jurenec at any time until December 31, 2006 at a price that is the same as the put price until January 30, 2006 and for approximately Euro 5.4 million (approximately US$ 7.3 million) thereafter until December 31, 2006, when the call expires. We have determined a fair value of the option in an amount of US$0.6 million and this has been recorded as a liability.

Slovak Republic

Our operating company in the Slovak Republic, STS, has loaned us Sk187 million (approximately US$ 6.6 million). The loan is repayable by us on December 1, 2005 and bears interest at a rate of 3 month BRIBOR+2.2% (BRIBOR—3 month as at December 31, 2004 was 4.3%), which rate we believe is comparable to independently negotiated third party rates. Outstanding interest due to STS as at December 31, 2004 was US$ 1.1 million.

STS has a number of contracts with companies connected to Jan Kovacik, a shareholder in Markiza, and indirectly STS, for the provision of television programs. Many of these contracts are for the production of programs that require specialist studios and specific broadcast rights. STS also sold advertising time through an advertising agency controlled by Jan Kovacik under an agreement which terminated on November 30, 2004. The total 2004 advertising sales of STS placed through Mr. Kovacik's advertising agency were US$ 1.9 million (2003: US$ 2.5 million, 2002: US$ 2.1 million), and the total amount due to STS from this agency at December 31, 2004 was US$ 0.4 million (2003: US$ 2.4 million).

We have received contractual management fees from STS since 1998. The value of these fees was US$ 0.4 million, US$ 0.4 million and US$ 0.7 million 2004, 2003 and 2002, respectively. In 2003, the other local shareholders suggested that they were also entitled to fees for their services to STS. Consequently, we made a provision of US$ 0.7 million in our consolidated statement of operations (representing our 70% share of a potential US$ 1.1 million charge against STS). During 2004, this issue was resolved and our 2004 results include a write-back of the provision taken in 2003.

Ukraine

We contract with Contact Film Studios for the production of certain television programs. This is a company connected to Boris Fuchsmann, the 40% shareholder and joint Managing Director of Innova, which is one of the Ukraine operating companies. Our total purchases from Contact Film Studios in 2004 were US$ 0.1 million (2003: US$ 0.1 million, 2002: US$ nil million). This amount is included in prepaid programming as at December 31, 2004.

In 1998 we made a loan to Mr. Fuchsmann with a total balance outstanding at December 31, 2004 of US$ 2.8 million (2003: US$ 3.1 million). The interest rate on this loan is US$ 3 month LIBOR+3%, subject to a minimum of 5% and has a final due date of November 2006.

Alexander Rodnyansky, the former general director and current Honorary President of Studio 1+1, continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC based in Moscow. Studio 1+1 conducts regular co-production business with CTC and plans to continue such commercial co-operation for future projects. Our total purchases from CTC in 2004 were US$ 0.1 million (2003: US$ 0.4 million, 2002: US$ 0.1 million).

We acquire legal and consulting services from LLC Legal Company Varlamov and Partners, headed by the deputy general director of Studio 1+1. Total amount of services rendered by the company in 2004 was US$ 0.2 million.

We contract with Vabank for provision of the banking services. This bank is connected to the minority shareholder and joint Managing Director of Innova Boris Fuchsmann through his presence on the bank's Supervisory Board. Our balance on the current account with Va bank was US$ 1.2 million as at December 31, 2004.

Innova Marketing is a company owned and headed by Boris Fuchsmann, the 40% shareholder and joint Managing Director of Innova. Innova Marketing renders consulting services to Innova The amount of such services provided in 2004 was US$ 0.2 million.

Corporate

On May 27, 2003 we paid US$ 4.7 million to Ronald S. Lauder, our non-executive Chairman and controlling shareholder, reimbursing costs previously incurred by him in pursuing his Czech Republic arbitration. The payment was approved unanimously by our independent directors following a review of the ways in which the Lauder arbitration contributed to our success in the UNCITRAL Arbitration against the Czech Republic.

19.    Summary financial information for unconsolidated affiliates

	STS (MARKIZA TV)
(US$ 000's)	As at December 31, 2004	As at December 31, 2003

Current assets	$25,548	$21,224
Non-current assets	16,919	14,831
Current liabilities	(15,445)	(13,249)
Non-current liabilities	(149)	(2,457)

Net Assets	$26,873	$20,349

	STS (MARKIZA TV) For the Years Ended December 31,
(US$ 000's)	2004	2003	2002

Net revenues	$61,576	$50,814	$38,397
Operating income	15,790	10,579	3,842
Net income	13,868	8,523	5,956
Movement in Accumulated other comprehensive income	4,760	5,315	2,879

Our share of income in Unconsolidated Affiliates for STS was US$ 10.4 million, US$ 4.5 million and US$ 4.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Following the adoption of FIN 46 (R), we now consolidate Studio 1+1 which was previously accounted for as an unconsolidated affiliate.

20.    Segment data

 We manage our business on a geographic basis, and review the performance of each geographic segment using data that reflects 100% of operating and license company results. Our segments are comprised of Croatia, Romania, the Slovak Republic, Slovenia and Ukraine.

We evaluate the performance of our segments based on Segment EBITDA. Segment EBITDA includes STS and Markiza (our operating and license companies in the Slovak Republic) and certain Romanian operations which are not consolidated under US GAAP.

Our assets and liabilities are managed centrally and are reported internally in the same manner as the consolidated financial statements, consequently no additional segment information is provided in respect of assets and liabilities.

Segment EBITDA is determined as segment net income/loss, which includes costs for program rights amortization, before interest, taxes, depreciation and amortization of intangible assets. Items that are not allocated to our segments for purposes of evaluating their performance, and therefore are not included in Segment EBITDA, include:

  •
  expenses presented as corporate expenses in our consolidated statements of operations (i.e., corporate operating costs, stock based compensation and amortization of intangibles);

  •
  changes in the fair value of derivatives;

  •
  foreign currency exchange gains and losses; and

  •
  certain unusual or infrequent items (e.g., gains and losses/impairments on assets or investments).

We use Segment EBITDA as a component in determining management bonuses.

Below are tables showing our Segment EBITDA by operation and reconciling these figures to our consolidated US GAAP results for the years ended December 31, 2004, 2003, and 2002:

	Segment financial information for the years ended december 31,
	Segment net revenues(1)			Segment EBITDA
(US $000's)	2004	2003(2)	2002(2)	2004	2003(2)	2002(2)

Country
Croatia (NOVA TV)	$9,757	$-	$-	$(3,756)	$-	$-
Romania(3)	76,463	51,177	33,547	25,198	12,206	6,347
Slovak Republic (MARKIZA TV)	61,576	50,814	38,397	18,975	11,657	7,132
Slovenia (POP TV and KANAL A)	45,388	37,168	33,864	19,077	13,173	11,052
Ukraine (STUDIO 1+1)	53,351	36,633	31,732	14,729	7,999	6,890

Total Segment Data	$246,535	$175,792	$137,540	$74,223	$45,035	$31,421

Reconciliation to Consolidated Statement of Operations:
Consolidated Net Revenues / Income/(loss) before provision for income taxes, minority interest, equity in income of unconsolidated affiliates and discontinued operations	$182,339	$124,978	$99,143	$20,583	$(23,394)	$(24,232)

Corporate operating costs (including non-cash stock based compensation (see note 13) of $10.1 million, $13.2 million and $3.8 million in 2004, 2003 and 2002, respectively)	-	-	-	29,185	32,512	15,814
Amortization of intangibles	-	-	-	231	-	-
Unconsolidated equity affiliates (4)	64,196	50,814	38,397	19,404	11,657	7,132
Station Depreciation	-	-	-	6,663	5,276	7,009
Interest income	-	-	-	(4,318)	(5,507)	(1,841)
Interest expense	-	-	-	1,203	12,010	17,453
Foreign currency exchange loss, net	-	-	-	574	10,023	10,247
Other (income)/expense	-	-	-	698	2,458	(1,738)
Change in fair value of derivative	-	-	-	-	-	(1,108)
Loss on write down of investment	-	-	-	-	-	2,685

Total Segment Data	$246,535	$175,792	$137,540	$74,223	$45,035	$31,421

(1) All net revenues are derived from external customers. There are no inter-segmental revenues.

(2) Restated to reflect the adoption of FIN 46 (R).

(3) Romanian channels are PRO TV, PRO CINEMA, ACASA, PRO TV INTERNATIONAL, PRO FM and INFOPRO.

(4) Unconsolidated equity affiliates are STS in the Slovak Republic and Radio Pro in Romania.

21.    Cost of programming

 Our cost of programming consists of the following:

	For the Years Ended December 31,
(US$ 000's)	2004	2003(1)	2002(1)

Production expenses	$29,458	$20,657	$17,137
Program amortization	42,335	30,090	20,423

Cost of Programming	$71,793	$50,747	$37,560

(1) Restated to reflect the adoption of FIN 46 (R).

22.    Discontinued operations

Czech Republic

	For the years ended December 31,
(US$ 000's)	2004	2003	2002

Net revenues of discontinued operation	$-	$109	$308
Expenses of discontinued operation	-	(1,197)	(2,243)
Gain on disposal of CNTS	-	41,421	-
Arbitration related proceeds	-	358,635	28,953
Arbitration related costs	146	(14,796)	(12,791)
Write down in value of asset held for sale	-	-	(3,446)
Other income of discontinued operation	-	41	1,141

Income on disposal of discontinued operations	146	384,213	11,922
Tax on disposal of discontinued operations	2,378	(14,000)	(1,000)

	$2,524	$370,213	$10,922

On May 19, 2003, we received US$ 358.6 million from the Czech Republic in final settlement of our UNCITRAL arbitration.

On June 19, 2003, our Board of Directors decided to withdraw from operations in the Czech Republic. The revenues and expenses of the Czech operations and the award income and related legal expenses have therefore all been accounted for as discontinued operations for the year 2003 and the prior year comparatives have been reclassified.

In 2003, we incurred US$ 14.8 million of arbitration related costs (primarily legal costs) relating to the arbitration proceedings against the Czech Republic and to the ICC Arbitration Tribunal against Dr Zelezny compared to US$ 12.8 million in 2002. Arbitration Related Proceeds/(Costs) in 2002 were previously classified in corporate operating costs expenses.

On October 23, 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million.

The first installment of US$ 7.5 million was received on October 8, 2003, the second US$ 7.5 million installment was received on October 23, 2003 and the third US$ 20.3 million installment was received on July 14, 2004. The remainder of the purchase price will be settled one payment of US$ 18.2 million plus all accrued interest on or before July 15, 2005 or, in the event the TV Nova (Czech Republic) Acquisition occurs prior to such date, will be offset against our payment obligations to PPF in connection therewith.

The outstanding payment is collaterized by 125,000 shares of Ceska pojistovna, a.s., a leading insurance company in the Czech Republic. Ceska pojistovna, a.s. is listed on the Prague Stock Exchange and as at December 31, 2004 these shares were valued at CZK 1.9 billion (approximately US$ 85.1 million).

On February 9, 2004 we entered into an agreement with the Dutch tax authorities to settle all outstanding years up to and including 2003 for a payment of US$ 9.0 million. We expect to continue to pay tax in the Netherlands of between US$ 1.0 and US$ 2.5 million for the foreseeable future and therefore have also agreed to a minimum payment of US$ 2.0 million per year for the years 2004-2008 and US$ 1.0 million for 2009. In our consolidated statement of operations, we released US$ 2.4 million in 2004 and charged US$ 14.0 million in 2003 and US$ 1.0 million in 2002.

23.    Foreign currency translation

 We generate revenues primarily in Croatian kuna ("HRK"), Romanian lei ("ROL"), Slovak korunas ("Sk"), Slovenian tolar ("SIT") Ukrainian hryvna ("Hrn"), the Euro ("Euro") and U.S. dollars ("US$"), incur expenses in those currencies as well as British pounds ("GBP"), and, in the event we complete the TV Nova (Czech Republic) Acquisition, in Czech korunas ("CZK"). The Croatian kuna, Romanian lei, Slovak koruna, Slovenian tolar and Ukrainian hryvna are managed currencies with limited convertibility. We incur operating expenses for acquired programming in U.S. dollars and other foreign currencies. For financial statements where the functional currency is not the US dollar, balance sheet accounts are translated from foreign currencies into US dollars at the relevant period end exchange rate; statement of operations accounts are translated from foreign currencies into United States dollars at the weighted average exchange rates for the respective periods. The resulting translation adjustments are reflected in a component of shareholders' equity with no effect on the consolidated statements of operations. Transactional gains and losses are recognized in the statement of operations.

The exchange rates at the end of and for the periods indicated are shown in the table below.

	Balance Sheet As At December 31,			Income Statement Weighted Average for the years ended December 31,
	2004	2003	% change	2004	2003	% change

Croatian kuna equivalent of US$1.00	5.64	6.06	7%	5.94	6.97	15%
Romanian lei equivalent of US$1.00	29,067	32,798	11%	32,655	33,204	2%
Slovak koruna equivalent of US$1.00	28.50	32.92	13%	32.18	36.62	12%
Slovenian tolar equivalent of US$1.00	176.24	189.37	7%	192.41	206.49	7%
Ukrainian hryvna equivalent of US$1.00	5.31	5.33	-%	5.32	5.33	-%
Euro equivalent of US$1.00	0.74	0.79	6%	0.80	0.88	9%
British pound equivalent of US$1.00	0.52	0.56	7%	0.55	0.61	10%
Czech koruna equivalent of US$1.00	22.33	25.68	13%	25.67	28.14	9%

In the accompanying notes, US$ equivalents of HRK, ROL, Sk, SIT, Hrn, Euro, GBP and CZK amounts have been included at December 31, 2004, 2003 or historical rates, as applicable, for illustrative purposes only.

24.    Earnings per share

 We account for earnings per share pursuant to FAS No. 128, "Earnings Per Share." Basic net income per common share ("Basic EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share ("Diluted EPS") is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents then outstanding. FAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statement of operations. A reconciliation between the numerator and denominator of Basic EPS and Diluted EPS is as follows:

	For the years ended December 31,
	Net Income/(Loss) (US$ 000's)		Common Shares (000's)		Net Income/(Loss) per Common Share
	2004	2003	2004	2003 (as restated)	2004	2003 (as restated)

Basic EPS	$18,531	$346,012	27,871	26,492	$0.66	$13.06
Net income/(loss) attributable to common stock
Effect of dilutive securities: stock options	-	-	1,229	-	(0.02)	-

Diluted EPS
Net income/(loss) attributable to common stock	$18,531	$346,012	29,100	26,492	$0.64	$13.06

	For the years ended December 31,
	Net Income/(Loss) (US$ 000's)		Common Shares (000's)		Net Income/(Loss) per Common Share
	2003	2002	2003 (as restated)	2002 (as restated)	2003 (as restated)	2002

Basic EPS	$346,012	$(14,184)	26,492	26,451	$13.06	$(0.54)
Net income/(loss) attributable to common stock
Effect of dilutive securities: stock options	-	-	-	-	-	-

Diluted EPS
Net income/(loss) attributable to common stock	$346,012	$(14,184)	26,492	26,451	$13.06	$(0.54)

Restatement of 2003 and 2002 Earnings Per Share

FAS 128 requires the same number of potential common shares used in computing the diluted per share amount for income from continuing operations be used in computing the diluted per share amounts for discontinued operations and net income where there is a loss from continuing operations. Also, in determining the weighted average number of common shares used in the earnings per share computations, it is required to calculate a weighted average number of shares issued and outstanding during the period. In 2003 and 2002 we incorrectly computed the fully diluted earnings per share for discontinued operations and in 2003 we incorrectly computed the fully diluted earnings per share for net income. We also incorrectly calculated basic weighted average number of shares outstanding in 2003 and 2002. The following table summarizes the restated weighted average common shares and earnings per share for these periods.

	As previously reported	As restated

2003
Continuing operations—Basic and Diluted
Weighted average common shares used in computing per share amounts (000s)	26,605	26,492
Discontinued operations—Basic
Income from discontinued operations per share	$13.92	13.97
Weighted average common shares used in computing per share amounts (000s)	26,605	26,492
Discontinued operations—Diluted
Income from discontinued operations per share	$12.41	$13.97
Weighted average common shares used in computing per share amounts (000s)	29,828	26,492
Net Income—Basic
Income from discontinued operations per share	$13.01	$13.06
Weighted average common shares used in computing per share amounts (000s)	26,605	26,492
Net Income—Diluted
Net Income per share	$11.60	$13.06
Weighted average common shares used in computing per share amounts (000s)	29,828	26,492
2002
Continuing operations—Basic and Diluted
Weighted average common shares used in computing per share amounts (000s)	26,459	26,451
Discontinued operations—Basic
Weighted average common shares used in computing per share amounts (000s)	26,459	26,451
Discontinued operations—Diluted
Income from discontinued operations per share	$0.37	$0.41
Weighted average common shares used in computing per share amounts (000s)	29,658	26,451
Net Income—Basic
Weighted average common shares used in computing per share amounts (000s)	26,459	26,451
Net Income—Diluted
Weighted average common shares used in computing per share amounts (000s)	26,459	26,451

25.    Subsidiaries and investments

 Our subsidiaries and investments as at March 15, 2005 are summarized in the table below.

Company Name	Voting Interest	Jurisdiction of Organization	Subsidiary / Equity Accounted Affiliate / Investment(1)

Media Pro International S.A.	80%	Romania	Subsidiary
Media Vision S.R.L.	70%	Romania	Subsidiary
MPI Romania B.V	80%	Netherlands	Subsidiary
Pro TV S.A.	80%	Romania	Subsidiary
Radio Pro S.R.L	20%	Romania	Equity Accounted Affiliate
International Media Services Ltd.	60%	Bermuda	Subsidiary
Innova Film GmbH	60%	Germany	Subsidiary
Enterprise "Inter-Media"	60%	Ukraine	Subsidiary
TV Media Planet Ltd	60%	Cyprus	Subsidiary
Broadcasting Company "Studio 1+1"	18%	Ukraine	Consolidated Variable Interest Entity(2)
Slovenska Televizna Spolocnost s.r.o.	49%	Slovak Republic	Equity Accounted Affiliate
Markiza-Slovakia s.r.o.	34%	Slovak Republic	Equity Accounted Affiliate
Gamatex s.r.o.	49%	Slovak Republic	Equity Accounted Affiliate
ADAM a.s.	49%	Slovak Republic	Equity Accounted Affiliate
MKTV Rt (Irisz TV)	100%	Hungary	Subsidiary (in liquidation)
MM TV 1 d.o.o.	100%	Slovenia	Subsidiary
Produkcija Plus d.o.o.	96.85%	Slovenia	Subsidiary
POP TV d.o.o.	96.85%	Slovenia	Subsidiary
Kanal A d.o.o.	96.85%	Slovenia	Subsidiary
Superplus Holding d.d.	100%	Slovenia	Subsidiary (in liquidation)
MTC Holding d.o.o.	24%	Slovenia	Equity Accounted Affiliate
Nova TV d.d.	100%	Croatia	Subsidiary
Operativna Kompanija d.o.o.	100%	Croatia	Subsidiary
Media House d.o.o.	100%	Croatia	Subsidiary
CME Media Enterprises B.V.	100%	Netherlands	Subsidiary
CME Czech Republic B.V.	100%	Netherlands	Subsidiary
CME Czech Republic II B.V.	100%	Netherlands	Subsidiary
CME Germany B.V.	100%	Netherlands	Subsidiary
CME Hungary B.V.	100%	Netherlands	Subsidiary
CME Poland B.V.	100%	Netherlands	Subsidiary
CME Romania B.V.	100%	Netherlands	Subsidiary
CME Media Enterprises Ltd	100%	UK	Subsidiary (in liquidation)
CME Ukraine Holding GmbH	100%	Austria	Subsidiary
CME Cyprus Holding Ltd	100%	Cyprus	Subsidiary
CME Germany GmbH	100%	Germany	Subsidiary
CME Development Corporation	100%	USA	Subsidiary
Central European Media Enterprises N.V.	100%	Netherlands Antilles	Subsidiary
Central European Media Enterprises II BV	100%	Netherlands Antilles	Subsidiary

(1) All subsidiaries have been consolidated in our Financial Statements. All equity accounted affiliates have been accounted for using the equity method.

(2) For further information, see Note 2, "Summary of Significant Accounting Policies".

Markiza-Slovakia s.r.o.

We obtained a 34% voting interest in Markiza-Slovakia s.r.o. in fiscal year 2002. As our investment is greater than 20%, and there is no evidence to the contrary, we believe we exercise significant influence over Markiza-Slovakia s.r.o.

26.    Subsequent events

Croatia

On February 10, 2005 we paid Euro 1.7 million (approximately US$ 2.2 million at the time of payment) pursuant to our acquisition of Nova TV (Croatia) (for further information see Note 9, "Acquisitions and Disposals").

Romania

On February 28, 2005, we signed an agreement to purchase 2% of Mr. Sarbu's shareholding in Pro TV and MPI for an aggregate consideration of US$ 5 million. Following the registration of these transfers, we will own an 82% voting and economic interest in Pro TV and MPI.

TV Nova (Czech Republic) Acquisition

On December 13, 2004, we entered into a Framework Agreement with PPF to acquire 85% of PPF's ownership interest in the TV Nova (Czech Republic) Group, which owns and operates the TV NOVA (Czech Republic) channel. We expect the closing of the TV Nova (Czech Republic) Acquisition to occur during the second quarter of 2005. On February 24, 2005, we entered into the an Agreement on Settlement of Disputes and Transfer of Ownership Interest (the "Krsak Agreement") with Peter Krsak, by which we will acquire Mr. Krsak's entire minority ownership interest in CET 21 in addition to the indirect ownership interest in CET 21 held by Vilja. CET 21 holds the national terrestrial broadcast license for TV Nova (Czech Republic) in the Czech Republic. Following the transfer of his ownership interest, we will have a direct ownership interest of 16.67% of CET 21. We expect the transfer of the interest of Mr. Krsak to us to occur during the third quarter of 2005.

The closing of the TV Nova (Czech Republic) Acquisition is subject to the satisfaction of a number of conditions, including receipt of an approval from the Office for the Protection of Economic Competition of the Czech Republic. We have received this approval with effect from February 3, 2005.

Index to Slovenska
Televizna Spolocnost, s.r.o.
audited financial statements
for the fiscal years ended
December 31, 2004 and 2003

A-i

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Slovenska televizna spolocnost, s.r.o.
Bratislava, Slovak Republic

We have audited the accompanying consolidated balance sheets of Slovenska televizna spolocnost, s.r.o., and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Slovenska televizna spolocnost, s.r.o. and its subsidiaries as of December 31, 2004, and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2004 the Company adopted Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities".

Deloitte Audit s. r.o.

Bratislava, Slovak Republic
16 February 2005

Slovenska Televizna Spolocnost S.R.O.

Consolidated balance sheets

December 31, 2004 and 2003 (US$ 000's)

	December 31, 2004	December 31, 2003

ASSETS
Cash and cash equivalents	$4,601	$4,079
Accounts receivable
Accounts receivable (net of allowance for doubtful accounts $1,902 and $2,177, respectively)	17,595	11,992
Related party receivables	448	2,387
Advances to related parties	0	261

Total accounts receivable	18,043	14,640
Program rights costs—current	1,815	1,653
Taxes receivable
Income taxes receivable	216	-
VAT	-	22
Other current assets
Prepaid expenses and advances	590	606
Other current assets	204	55
Deferred tax asset—current	79	169

Total current assets	25,548	21,224

Investments	4	4
Property, plant and equipment—net	12,724	10,770
Program rights costs non-current	2,722	2,479
Intangible assets
Broadcast license and other intangibles	2,136	1,890
Less: Acc. Amort. Intangibles	(1,910)	(1,616)

Intangibles Assets—net	226	274

Deferred tax assets—non-current	1,243	1,304

Total non-current assets	16,919	14,831

TOTAL ASSETS	$42,467	$36,055

	December 31, 2004	December 31, 2003

LIABILITIES AND EQUITY
Liabilities:
Current portion of debt	$2,878	$648
Accounts payable	2,650	1,634
Accrued liabilities	5,196	4,032
Related party payable	1	1,021
Program rights payable—current	3,028	2,914
Duties and taxes payable	1,432	2,624
Other current liabilities	260	376

Total Current Liabilities	15,445	13,249

Long-term Debt net of current maturities	149	2,457

TOTAL LIABILITIES	$15,594	$15,706

COMMITMENTS AND CONTINGENCIES, NOTE 7
Minority Interest	371	-

Equity
Registered capital	$6	$6
Additional paid-in capital	24,242	34,648
Shareholders' loans	(11,061)	(8,992)
Retained earnings/ (accumulated deficit)	10,311	(3,557)
Accumulated comprehensive loss	3,004	(1,756)

TOTAL EQUITY	$26,502	$20,349

TOTAL LIABILITIES AND EQUITY	$42,467	$36,055

Slovenska Televizna Spolocnost, S.R.O.

consolidated income statements

for the years ended December 31, 2004, 2003 and 2002

(US$ 000's)

	For the Years Ended December 31,
	2004	2003	2002

Net revenues	$61,576	$50,814	$38,397
Expenses:
Salaries and benefits	8,686	7,314	5,923
Programming syndication costs	9,037	9,393	8,429
Production expenses	11,865	9,883	8,228
Marketing/selling costs	2,940	1,860	1,550
BO&E/facilities costs	6,824	5,828	4,703
General and administrative costs	4,699	4,152	4,042
Depreciation and amortization	1,735	1,805	1,680

Total expenses (incl. expenses from related parties of US$4,904, US$5,611 and US$2,700, respectively)	45,786	40,235	34,555

Operating income	15,790	10,579	3,842

Other income/expense
Interest income	836	731	276
Interest expense	(200)	(285)	(356)
Other income	405	436	24
Gain on foreign exchange	571	932	826

Net income before income tax (provision)/benefit	17,402	12,393	4,612

Income tax (provision)/benefit	(3,511)	(3,870)	1,344

Net income before minority interest	13,891	8,523	5,956

Minority interest	(23)	-	-

Net income after minority interest	$13,868	$8,523	$5,956

Slovenska Televizna Spolocnost, S.R.O.

consolidated statements of shareholders' equity

For the years ended December 31, 2004, 2003 and 2002

(US$ 000's)

	Comprehensive Income/ (Loss)	Registered capital	Additional Paid in capital	Shareholders' Loans	Retained Earnings/ (Accumulated Deficit)	Accumulated other Comprehensive Income/(Loss)	Total shareholders' equity

BALANCE, December 31, 2001		6	39,326	-	(18,036)	(9,950)	11,346
Shareholders' loans granted		-	-	(4,694)	-	-	(4,694)
Comprehensive income
Net income for 2002	5,956	-	-	-	5,956	-	5,956
Other comprehensive income/(loss):
Currency translation adjustment	2,879	-	-	-	-	2,879	2,879

Comprehensive income	$8,835

BALANCE, December 31, 2002		6	39,326	(4,694)	(12,080)	(7,071)	15,487
Shareholders' loans granted		-		(4,298)	-	-	(4,298)
Dividends distribution		-	(4,678)	-	-	-	(4,678)
Comprehensive income
Net income for 2003	8,523	-	-	-	8,523	-	8,523
Other comprehensive income/(loss):
Currency translation adjustment	5,315	-	-	-	-	5,315	5,315

Comprehensive income	$13,838

BALANCE, December 31, 2003		$6	$34,648	$(8,992)	$(3,557)	$(1,756)	$20,349

Shareholders' loans granted				(2,069)			(2,069)
Dividends distribution			(10,406)				(10,406)
Comprehensive income
Net income for 2004	13,868				13,868		13,868
Other comprehensive income/(loss):
Currency translation adjustment	4,760					4,760	4,760

Comprehensive income	$18,628

BALANCE, December 31, 2004		$6	$24,242	$(11,061)	$10,311	$3,004	$26,502

Slovenska Televizna Spolocnost, S.R.O.

consolidated statement of cash flow statements

for the years ended December 31, 2004, 2003 and 2002

(US$ 000's)

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,868	$8,523	$5,956
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	10,834	11,454	10,190
Receivables write off and Provision for doubtful accounts receivable	77	(35)	(206)
Exchange rate losses/(gains)	-	-	-
(Gain)/Loss from sales of fixed assets	(87)	2	(2)
Net change in deferred income taxes	336	945	(2,075)
Change in current assets and liabilities:
Accounts receivable	(1,080)	(1,969)	2,902
Other Assets	(3)	198	124
Accounts payable	109	(1,773)	(1,910)
Program rights payable	(9,129)	(10,124)	(9,152)
Other current liabilities	(17)	277	41
Income taxes payable	(1,744)	2,329	(846)

Net cash provided by operating activities	13,164	9,827	5,022

INVESTING ACTIVITIES:
Purchase of PMT, s.r.o.	-	(3)	-
Purchase of property, plant and equipment	(2,110)	(942)	(567)
Purchase of intangible assets	(26)	(212)	-
Proceeds from sale of fixed assets	257	27	10

NET CASH USED IN INVESTING ACTIVITIES	(1,879)	(1,130)	(557)

FINANCING ACTIVITIES:
Repayments of short term credit facilities	(600)	(308)	(749)
Proceeds from long term credit facilities	105	(665)	1,472
Loans to shareholders	(596)	(2,955)	(4,168)
Dividends paid	(10,329)	(4,205)	-

NET CASH USED IN FINANCING ACTIVITIES	(11,420)	(8,133)	(3,445)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(135)	564	1,020
Effect of exchange rate differences on cash and cash equivalents	657	628	430

Cash and cash equivalents at the beginning of the year	4,079	2,887	1,437
Cash and cash equivalents at the end of the year	$4,601	$4,079	$2,887

Income taxes paid	$(6,448)	$(847)	$(1,504)
Interest paid	$(200)	$(212)	$(356)
Non cash financing activities	-	-	-

Slovenska Televizna Spolocnost, S.R.O.

Notes to the consolidated financial statements

(Amounts in thousands of US $)

(1)    Nature of business

 Slovenska televizna spolocnost, s.r.o. (STS) is a Slovak limited liability partnership (without shares), having its legal seat in Blatné 18, 900 82 Blatné, Slovak Republic. It was founded on September 28, 1995 and incorporated into the Commercial Register on October 9, 1995. The main activities of STS are:

  •
  Broadcasting of programming (both own production and acquired).

  •
  Sales of advertising.

License renewal

STS operates in conjunction with Markiza Slovakia, the license holder based on an Exclusivity agreement

The Slovak Republic Media Council granted the license to operate the MARKIZA TV network to Markiza for a period of 12 years, expiring in September 2007. According to the Act on Broadcasting and Retransmission, a license can be extended once, for an additional 12 years by the Slovak Republic Media Council. An application for the extension of the MARKIZA TV license must be filed during the twentieth month prior to the expiry date (February 2006). The Slovak Republic Media Council has discretion to grant an extension following its evaluation of the performance of the station in the preceding license period, including, in particular, the station's contribution to Slovak culture and the development of the Slovak media market and conclusion that the broadcaster had operated in substantial compliance with the licenses. There can be no assurance that license will be renewed upon expiration. The failure of the such license to be renewed could adversely affect the results of the Company's operations.

Revenues from advertising agencies accounting for more than 5% of the total net revenues and the relating receivables as of December 31, 2004 were as follows:

	Net revenues in 2004	Share on total spot revenues	Receivable as at 31.12.04

Unimedia	$8,869	15.53%	$2,144
The Media Edge	8,168	14.30%	2,558
OMD Slovakia	7,973	13.96%	1,493
Universal McCann Bratislava	4,756	8.32%	(27)
CIA Slovakia	3,293	5.77%	1,271
Magna	3,211	5.62%	2.756
Mediahouse	2,910	5.09%	625

Total	$39,180		$10,820

Revenues from advertising agencies accounting for more than 5% of the total net revenues and the relating receivables as of December 31, 2003 were as follows:

	Net revenues in 2003	Share on total spot revenues	Receivable as at 31.12.03

Universal McCann Bratislava	$7,440	15.81%	$1,613
OMD Slovakia	6,951	14.77%	979
The Media Edge	6,787	14.42%	1,630
Unimedia	5,116	10.87%	2,514
CIA Slovakia	3,373	7.17%	1,040
Credit Partner	2,482	5.27%	2,368

Total	$32,149		$10,144

Revenues from advertising agencies accounting for more than 5% of the total net revenues and the relating receivables as of December 31, 2002 were as follows:

	Net revenues in 2002	Share on total spot revenues	Receivable as at 31.12.02

The Media Edge	$5,511	13.82%	$1,370
Unimedia	5,192	13.01%	979
Universal McCann Erickson	5,138	12.88%	1,366
Optimum Media Operation	4,121	10.33%	647
Credit partner	2,124	5.32%	1,819

Total	$22,086		$6,181

(2)    Summary of significant accounting policies

 These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

a) Basis of consolidation

The accompanying consolidated financial statements include the accounts of Slovenská televízna spoloènost, s.r.o. (STS) and its wholly-owned subsidiary ADAM, a.s. (collectively, STS) as well as Markiza Slovakia (see below). All inter-company accounts and transactions have been eliminated.

The accompanying cash flow statements for the year 2002 differ from the original statements due to the reclassification of the amounts paid for acquisition of program rights from investing activities to operating activities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46") which requires all variable interest entities ("VIEs") to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements both for VIEs that are consolidated and for VIEs in which the entity holds a significant but not a majority beneficial interest.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46 (R)"). We determined that one entity (Markiza-Slovakia) should be consolidated.

Following the adoption of FIN 46 (R) and as of 1 January 2004, we now consolidate Markiza-Slovakia, a license holding entity. This is due to the fact that Markiza-Slovakia's activity is in the interest of Slovenska televizna spolocnost, s.r.o. and an obligation exists via an Exclusivity Agreement for STS to absorb the expected losses of Markiza-Slovakia.

The Company has elected to not present comparative restated financial statements for periods prior to adoption However, below is a summary of the impact of the adoption of FIN 46 (R) on our consolidated balance sheet as at December 31, 2004 and our consolidated statements of operations for the period then ended.

The minority interest represents the amount of statutory equity of Markiza-Slovakia including a part of 2003 dividend income from STS which is to be distributed 99.9% to the Slovak partners.

	As at December 31, 2004
Consolidated Balance Sheet Financial Statement Caption (US$ 000's)	Balance prior to adjustment	Impact of FIN 46(R)	Adjusted Balance

Total current assets	$24,867	$681	$25,548
Total assets	41,783	684	42,467
Total current liabilities	15,132	313	15,445
Total non-current liabilities	149	-	149
Total shareholders' equity and minority interest	$26,502	$371	$26,873

	For the Twelve Months ended December 31, 2004
Consolidated Statement of Operations Financial Statement Caption (US$ 000's)	Balance prior to adjustment	Impact of FIN 46(R)	Adjusted Balance

Net revenues	$61,576	-	$61,576
Total station operating costs and expenses	45,817	(31)	45,786
Operating income/(loss)	15,759	31	15,790
Net profit before minority interest	13,868	23	13,891
Net income after minority interest	$13,868	-	$13,868

The company maintains its books in Slovak crowns (SKK). The accompanying financial statements were translated to US dollars (US $) at year end exchange rates, except for equity balances, which were translated to US $ at historical exchange rates, and balances in the income statements, to which the weighted average exchange rates for the year were applied. The resulting unrealized gain or loss on translation into the reporting currency is included as a separate component of shareholders' equity under Accumulated other comprehensive income /(loss).

b) Cash and cash equivalents

Cash and cash equivalents include unrestricted cash in banks and highly liquid investments with original maturities of less than three months at the date of purchase.

c) Program rights and production costs

Program rights acquired by the company under license agreements and the liabilities arising from these agreements are recorded as assets and liabilities when the license period begins. Assets are amortized using the accelerated method based on the estimated period of usage. Amortization estimates for program rights are reviewed periodically and adjusted, if necessary. Program rights costs are shown net of amortization.

Effective from October 1, 2004 the Company changed its amortization policy. The policy was changed after a comprehensive examination of past periods ratings allocation to both first and second runs. In the first 3 quarters the film licenses were amortized 90% after the first run and 10% after the second run. Series were amortized 100% after the first run in proportion to the numbers of shows. In the last quarter, after the change, both films and series are amortized 65% after the first run and 35% after the second run. The impact of the change is a lower amortization charge of approximately US$ 380 for the year 2004.

Wall of programming reserve

The Company from time to time purchases licenses, which are later determined not to be suitable for broadcasting. An estimate of the reserve needed is accrued in such instances based on a continuous review of the licenses. As a result of a change in strategy, the Company has changed the estimate used with respect to creation of this reserve. If the estimate was not changed, the programming syndication expense would increase by US$ 403 in 2004.

The balances of this reserve as at 31 December 2004 and 2003 were US$ 1,156 and US $1,000, respectively. The net charge/(credit) to the Consolidated Income Statements for the years ended 31 December 2004, 2003 and 2002 were US$ 0, US$ (115), US$ (336), respectively.

Production costs for in-house programs are capitalized and expensed when first broadcast except where they have a potential to generate future revenues. In this case, production costs are capitalized and amortized on the same basis as they would have been had programs been obtained from third parties. The amounts of production costs capitalized as at balance sheet dates are insignificant.

d) Property, plant and equipment

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Description	Years

Buildings and other constructions	25
Movable items	3 - 5
Machinery and equipment	4 - 8

As at 1 January 2003 the Company changed the estimated useful lives. Previously used estimates were 4 to 8 years for movable items.

Maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are expensed as incurred. Disposals are removed from both cost and accumulated depreciation accounts.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically evaluate the recoverability and estimated lives of our long-lived assets, including property and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Our evaluations include analyses based on the cash flows generated by the underlying assets, profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. No impairment loss has been recorded in the accompanying consolidated income statements.

e) Assets held under capital leases

Assets held under capital leases are accounted for in accordance with the Statement of Financial Accounting Standards No. 13, "Accounting for Leases", and recorded in Property, plant and equipment. The related liability is included in Debt—obligations under capital lease obligations.

f) Intangible assets

Intangible assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the assets:

Description	Years

Software licenses	3
Patents, rights and jingles	3
Low-value and other intangibles	1

As at 1 January 2003 the Company changed the estimated useful lives. Previously used estimates were 4 years for software licenses and patents, rights, jingles and royalties.

The company annually, or more frequently whenever events or changes in circumstances indicate that the assets might be impaired, evaluates in accordance with Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", the recoverability of the remaining balance of its goodwill and other infinite lived intangible assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the company would recognize an impairment loss. No impairment loss has been recorded in the accompanying consolidated income statements.

g) Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate in effect at the date of the transaction. Outstanding foreign currency obligations and receivables have been translated at the exchange rate in effect as of the balance sheet dates. Transaction gains or losses have been charged to the consolidated Income Statement.

h) Income taxes

The company accounts for deferred income taxes using the asset and liability method. Deferred income taxes are recorded for all differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Deferred tax assets are recorded to the extent that realization of such benefits is more likely than not.

i) Revenue recognition

Advertising revenues-

Revenues primarily result from the sale of advertising time and are recognized at the time when the advertisements are broadcast. The Company's policy is that discounts and agency commissions are recognized in the period in which the advertising is aired and are reflected as a reduction in revenue.

Barter transactions

Revenue from barter transactions (television advertising time provided in exchange for goods and services) is recognized as income when commercials are broadcast, and programming, merchandise or services received are charged to expense or capitalized as appropriate when received or used in accordance with FAS No. 63, "Financial Reporting by Broadcasters".

The Company records barter transactions at the estimated fair market value of goods or services received. If merchandise or services are received prior to the broadcast of a commercial, a liability is recorded. Likewise, if a commercial is broadcast by the Company's station prior to receiving the merchandise or services, a receivable is recorded.

Barter revenues of US$ 1,931 and expenses of US$ 1,693 were recognized during the fiscal year 2004. Barter revenues of US$ 1,697 and expenses of US$ 1,337 were recognized during the fiscal year 2003. Barter revenues of US$ 1,416 and expenses of US$ 1,416 were recognized during the fiscal year 2002.

j) Accounting for derivative instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The company has adopted SFAS No. 133, as amended by SFAS No. 137,SFAS No. 138 and SFAS No. 149. The impact of the adoption was not material.

k) Use of estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require that management make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies. While management have based their assumptions and estimates on the facts and circumstances known at December 31, 2004, actual amounts may differ from those estimates. The key estimates include the allowance for doubtful accounts, useful lives assigned to property, plant and equipment, program rights and the valuation allowance on deferred taxes, and provision for legal disputes.

(3)    Program rights

	Balance at 31.12.2003	Additions	Write off of excessive programming	Exchange rate impact	Balance at 31.12.2004

Cost
Programming licenses and dubbing	$83,375	$9,966	-	$12,944	$106,285
Bartered programs	2,538			394	2,932

Total cost	85,913	9,966	-	13,338	109,217

Accumulated amortization
Program licenses and dubbing	(78,243)	(10,202)		(12,147)	(100,592)
Bartered programs	(2,538)			(394)	(2,932)
Wall of programming reserve	(1,000)			(156)	(1,156)

Total accumulated amortization	(81,781)	(10,202)		(12,697)	(104,680)

Net program rights	$4,132	$(236)		$641	$4,537

The database of licenses where the license period has commenced as of December 31, 2004 has been classified as either current (US $1,815) or non-current (US $2,722). The current portion represents licenses under which the rights are expected to expire within one year. The amortization of licenses and the release of the wall of programming reserve are included in the program syndication caption of the Consolidated Income Statements.

(4)    Property, plant and equipment

 The components of Property, plant and equipment for the year ended December 31, 2004 were as follows:

	Balance at 31.12.2003	Additions	Reclasses	Disposal	Exchange rate impact	Balance at 31.12.2004

Cost
Land	$945	-	-	-	$147	$1,092
Buildings	10,097	-	214	(60)	1,567	11,818
Vehicles under capital lease	200	-	286	(99)	31	418
Machinery and equipment	15,622	-	1,250	(1,352)	2,425	17,945
Other equipment	3,255	-	344	(193)	506	3,912
Vehicles	2,820	-	267	(251)	438	3,274
Construction in progress	48	2,382	(2,361)		7	76

Total acquisition cost	32,987	2,382	0	(1,955)	5,121	38,535

Accumulated depreciation
Buildings	(2,428)	(470)	-	60	(378)	(3,216)
Vehicles under capital lease	(137)	(55)	-	99	(21)	(114)
Machinery and equipment	(14,523)	(810)	-	1,352	(2,254)	(16,235)
Other equipment	(2,861)	(356)	-	193	(444)	(3,468)
Vehicles	(2,268)	(409)	-	251	(352)	(2,778)

Total accumulated depreciation	(22,217)	(2,100)	-	1,955	(3,449)	(25,811)

Net book value	$10,770					$12,724

The components of Property, plant and equipment for the year ended December 31, 2003 were as follows:

	Balance at 31.12.2002	Additions	Reclasses	Disposal	Exchange rate impact	Balance at 31.12.2003

Cost
Land	$777	-	-	-	$168	$945
Buildings	8,292	-	13	-	1,792	10,097
Vehicles under capital lease	1,003	-	80	(1,100)	217	200
Machinery and equipment	12,494	-	438	(11)	2,701	15,622
Other equipment	2,717	-	100	(149)	587	3,255
Vehicles	1,984	-	488	(80)	428	2,820
Construction in progress	99	1,047	(1,119)	-	21	48

Total acquisition cost	27,366	1,047	-	(1,340)	5,914	32,987

Accumulated depreciation
Buildings	(1,634)	(441)	-	-	(353)	(2,428)
Vehicles under capital lease	(787)	(280)	-	1,100	(170)	(137)
Machinery and equipment	(11,513)	(532)	-	11	(2,489)	(14,523)
Other equipment	(2,205)	(328)	-	149	(477)	(2,861)
Vehicles	(1,422)	(618)	-	80	(308)	(2,268)

Total accumulated depreciation	(17,561)	(2,199)	-	1,340	(3,797)	(22,217)

Net book value	$9,805					$10,770

(5)    Intangible assets

 The components of Intangible assets for the year ended December 31, 2004 were as follows:

	Balance at 31.12.2003	Additions	Reclasses	Disposal	Exchange rate impact	Balance at 31.12.2004

Cost
Software	$1,241	-	$3	$(1)	$193	$1,436
Rights	90	-	31	-	13	134
Jingles	330	-	-	(76)	51	305
Other	156	-	-	-	25	181
Intangibles not put in use	73	29	(34)	-	12	80

Total acquisition cost	1,890	29	0	(77)	294	2,136

Total accumulated amortization	(1,616)					(1,910)

Total	$274					$226

The components of Intangible assets for the year ended December 31, 2003 were as follows:

	Balance at 31.12.2002	Additions	Reclassifications	Exchange rate impact	Balance at 31.12.2003

Cost
Software	$907	-	$137	$197	$1,241
Rights	52	-	26	12	90
Jingles	271	-	-	59	330
Other	129	-	-	27	156
Intangibles not put in use	-	236	(163)	-	73

Total acquisition cost	1,359	236	-	295	1,890

Total accumulated amortization	(1,258)	(85)	-	(273)	(1,616)

Total	$101				$274

(6)    Debt

 On 24 July 2002 the Company obtained from Vseobecna uverova banka, a.s. a mid-term facility of SKK 100,000 thousand (US $ 3,509). This facility matures in December 2005 and bears interest at a rate of BRIBOR 3 months+1.7%. The interest rate as at 31 December 2004 was 5.98%.

The Company has pledged its buildings and certain current receivables based on the loan contract signed with Vseobecna uverova banka, a.s. (VUB) on 24 July 2002. The nominal value of receivables under pledge according to the contract is US $2,492.

According to the loan contract the Company has to comply with specific quantitative and qualitative covenant conditions. Quantitative covenants are: the current ratio higher than 0.7, gearing ratio lower then 65%, interest cover higher than 2 and EBIT can not be lower than 20% compared to the budgeted EBIT. As of December 31, 2004, STS was in compliance with the above-mentioned covenants.

At December 31, 2004, maturities of debt were as follows:

	VUB credit facilities	Capital lease obligation	Total Long term debt

2005	$2,807	$71	$2,878

2006-2008		149	149

Total	$2,807	$220	$3,027

(7)    Commitments and contingencies

(a)    Commitments under capital and operating leases

The Company's lease obligations are summarized below:

Leasing	Capital leases	Operating leases

2005	$87	$621
2006	69	444
2007	58	-
2008	37	-

Total	251	1,065

Less: Amounts representing interest	(31)	-

Total net present value	$220	$1,065

Assets held under capital leases represent vehicles. Capitalized value and accumulated depreciation of assets acquired under the finance lease were as follows:

	31 December 2004	31 December 2003

Cost	$418	$200
Accumulated depreciation	(114)	(137)

Total net book value	$304	$63

(b)    Future contractual obligations

The company has the following future contractual obligations:

	Payments due by period
	Total	Less than 1 year	2 years	3 years	More than 3 years

Unconditional purchase obligations	$13,184	$13,184
Station program rights	9,140	2,352	6,788
Other long-term obligations	5,474	5,474

Total	$27,798	$21,010	$6,788	-	-

Unconditional Purchase Obligations relates to production expenses and overall operating expenses of the Company, such as utilities, legal and other consultancy etc.

Station program rights—The company has program rights commitments for US $9,140 in respect of future programming. This includes all contracts signed in 2003 and 2004 with the license periods starting after December 31, 2004.

Other Long-Term Obligations include broadcast telecommunication charges, author's rights, and certain other related charges.

(c)    Legal claims—

STS and Markiza Slovakia are in the normal course of its business involved in litigation. Whereas it is difficult to predict the outcome of such litigation, the Company has however made a provision in the amount of US $553, for cases where the executives of STS understand the lawsuit may have negative consequences for STS. The executives of STS believe that the risks are adequately covered by this accrual.

(8)    Related party transactions

 Related party balances as of December 31, 2004 were as follows:

	Receivables	Advances granted	Accruals	Loans granted	Payables

Credit Partner(2)	$413	-	-	-
Media Invest(1)	-	-	-	3,375	-
CME(1)	-	-	-	7,686	-
Forza a.s.(2)	26	-	-	-	-
Forza Music s.r.o.(2)		-	-	-	1
Media Mix	9	-	-	-	—

Total	$448	-		$11,061	$1

(1)   Shareholder

(2)   Related party due to common ultimate shareholder

Related party balances as of December 31, 2003 were as follows:

	Receivables	Advances granted	Accruals	Loans granted	Payables

Credit Partner(2)	$2,368	-	-	-	-
Media Invest(1)	-	-	-	2,746	-
CME(1)	-	-	-	6,246	350
MARKIZA-SLOVAKIA, s.r.o.(1)	-	261	243	-	650
Other	19	-	-	-	21

Total	$2,387	$261	$243	$8,992	$1,021

(1)   Shareholder

(2)   Related party due to common ultimate shareholder

All related party transactions during the year ended December 31, 2004 comprised of:

	Revenues	Expenses

Credit Partner(2)	$1,877	-
CME(1)	-	357
Forza a.s.(2)	102	363

Forza Music s.r.o.(2)	2	24

Media Mix	31	14

Other	-	6

Total	$2,012	$764

(1)   Shareholder

(2)   Related party due to common ultimate shareholder

All related party transactions during the year ended December 31, 2003 comprised of:

	Revenues	Expenses

Credit Partner(2)	$2,482	-
CME(1)	-	350
MARKIZA-SLOVAKIA, s.r.o.(1)	-	4,312

Other	164	242

Total	$2,646	$4,904

(1)   Shareholder

(2)   Related party due to common ultimate shareholder

All related party transactions during the year ended December 31, 2002 comprised of:

	Revenues	Expenses

Credit Partner(2)	$2,145	-
Media Invest(1)	187	-
CME(1)	-	1,610
MARKIZA-SLOVAKIA, s.r.o.(1)	-	3,042

Other	245	959

Total	$2,577	$5,611

(1)   Shareholder

(2)   Related party due to common ultimate shareholder

Credit Partner and Media Invest revenues represent revenues from advertising activities.

CME expenses represent charges for management fees (in 2004 US$350, in 2003 US $350, and in 2002 US $650) and network access fees (in 2002 US $960).

MARKIZA-SLOVAKIA, s.r.o. expenses represent re-invoicing of monthly expenses incurred such as broadcasting fees, penalties, and author royalties.

(9)    Income taxes

 The provision / (benefit) for income taxes is comprised of the following at December 31:

	2004	2003	2002

Current provision	$3,175	$2,925	$731
Deferred provision / (benefit)	336	945	(2,075)

Total	$3,511	$3,870	$(1,344)

Significant components of the company's deferred tax assets and liabilities were as follows at December 31:

	2004	2003

Depreciation of fixed assets	$185	$265
Reserve for wall of programs	220	191
Unrealized foreign exchange net	(83)	(132)
Depreciation of licenses	776	791
Bad debt reserve	233	353
Other	(9)	5
Net deferred tax asset	1,322	1,473
Valuation allowance	-	-

Total	$1,322	$1,473

Net deferred tax asset	2004	2003

Current	$79	$169
Non current	1,243	1,304

Total	$1,322	$1,473

Due to the consistent positive performance of the Company over the last years, management reassessed the recoverability of the deferred tax assets and decided to reverse portions of the valuation adjustment during 2002 and 2003, which was recorded in previous years in respect of the deferred tax assets. The effect of this reversal has been accounted through a decrease of the tax expense in the accompanying consolidated income statements (US$136 for 2003, US$2,362 for 2002).

In 2004 the statutory income tax rate changed to 19%. In 2003 the statutory income tax rate was 25%. Deferred tax assets and liabilities as of December 31, 2004 and 2003 were calculated using the tax rate of 19%.

The provision for income taxes differs from the amount computed by applying the statutory income tax rate as follows:

	2004	2003	2002

Income before income taxes	$17,341	$12,393	$4,612

Statutory rate (19% in 2004, 25% in 2003, 2002)	3,295	3,098	1,153
Effect in deferred tax of tax law changes	-	531	-
Tax expenses related to prior periods	-	-	28
Change in valuation allowance	-	(136)	(2,362)
Other permanent differences incl. the effect of foreign exchange rates used for conversion	216	377	(163)

Provision for income taxes	$3,511	$3,870	$(1,344)

(10)    Dividend distribution information—statutory restriction

 Distribution of dividends must be approved by the General Assembly. Dividends cannot be distributed from the share capital or legal reserve fund. In 2004 the company made a dividend distribution of $10,406 approved by the General Assembly on 29 June 2004.

In the Statutory accounts, the company's equity comprises of basic capital, capital funds and profit of the year. The registered capital of 6 USD is registered in the following way: 49% by CME and 51% by Markiza Slovakia. Other capital funds represent CME investment into STS and are netted by the losses generated by the company. The amount is US $19,336 in 2004 and 2003. The company is required to created a legal reserve fund in the amount of US $1 dollars.

All of the above funds may not be readily distributable because they are not created from profits. In the case of ultimate liquidation if CME has not received by way of distributed profits an amount equivalent to its total capital contribution increased cumulatively by 6% for each year of the company's operation it shall receive such amount less the total of distributed profits received by CME. Total capital contribution of CME was 39,326 USD and dividends received until 31 December 2004 were 10,910 USD.

The company shows in its statutory books from 1 January 2003 when the accounting for deferred tax was changed an additional retain profit of 2,832 USD. This amount of the equity is readily distributable together with the statutory profit of 2004 of 13,931 USD.

These financial statements were prepared in Bratislava on 1st February 2005

/s/ FRANTISEK VIZVÁRI	/s/ RADKA DOEHRING

Frantisek Vizvári	Radka Doehring

Independent auditors' report
Combined balance sheets
Combined statements of operations
Combined statements of stockholders' equity and comprehensive income
Combined statements of cash flows
Notes to the combined financial statements

S-i

Independent auditors' report

To Boards of Directors of Ceska produkcni 2000, a.s. Group and VILJA a.s. Group ("TV Nova")

We have audited the accompanying combined balance sheets of TV Nova as of December 31, 2004 and 2003, and the related combined statements of operations, stockholders' equity and comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of TV Nova's Boards of Directors. Our responsibility is to express an opinion on these combined financial statement based on out audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statement referred to above present fairly, in all material respects, the financial position of TV Nova as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Ceska republika, s.r.o. KPMG Ceska republika, s.r.o.

March 2, 2005

TV NOVA

combined balance sheets

December 31, 2004 and 2003

(in USD thousands)

	Note	2004	2003

Assets
Current assets
Cash and cash equivalents	3.1	28,144	2,968
Accounts receivable	3.2	56,634	46,869
Due from related party	3.3	1,177	30,767
Taxes receivable	3.4	14,518	8,291
Programme rights costs, net	3.9	4,887	13,576
Inventories	3.5	2,377	1,799
Other current assets	3.6	4,297	6,840
Deferred tax assets	3.17	4,379	17,002
Total current assets		116,413	128,112
Non-current assets
Other receivables		213	220
Property, plant and equipment, net	3.7	13,255	12,283
Program rights costs, net	3.9	14,282	9,707
Goodwill	3.10	5,768	4,996
Intangibles assets, net	3.8	22,564	21,325
Deferred tax assets	3.17	0	3,670
Total non-current assets		56,082	52,201

Total assets		172,495	180,313

Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued liabilities	3.11	15,220	23,686
Current installments of long-term debt	3.14	35,108	35,078
Current installments of other long-term liabilities	3.16	2,322	34,487
Duties and other taxes payable	3.12	5,254	7,800
Other current liabilities	3.13	8,689	8,015
Deferred tax liabilities	3.17	860	450
Total current liabilities		67,453	109,516
Non-current liabilities
Long term-debt, excluding current installments	3.14	0	7,406
Other long-term liabilities, excluding current installments	3.16	57,673	82,596
Deferred tax liabilities	3.17	1,921	2,063
Total liabilities		127,047	201,581
Minority interest	3.22	6,697	0
Stockholders' equity
Registered capital
6,250 authorized, issued and outstanding ordinary stock in 2003 and 2004 (CZK 100 thousand par value)		18,956	18,956
100 authorized, issued and outstanding registered stock in 2003 and 2004 (CZK 10 thousand par value)
Other reserves	3.18	2,465	1,003
Retained earnings/(deficit)		15,084	(38,498)
Accumulated comprehensive income/(loss)		2,246	(2,729)
Total stockholders' equity		38,751	(21,268)

Total liabilities and stockholders' equity		172,495	180,313

The accompanying notes are an integral part of these combined financial statements

TV NOVA

combined statements of operations

for the year ended December 31, 2004 and 2003

(in USD thousands)

	Note	2004	2003

Net revenues	3.19	207,800	191,455
Expenses
Salaries and benefits		19,169	17,097
Programming costs		21,397	28,368
Production costs		38,642	31,233
Marketing/selling costs		6,447	6,259
Broadcasting operation & engineering/facilities costs		14,043	14,572
General and administrative costs		9,462	18,682
Depreciation and amortization		6,680	7,136
Settlement of Mediation Agreement		0	95,576
Other income/expense		(757)	480
Total expenses		115,083	219,403
Operating income		92,717	(27,948)
Interest income		662	1,326
Interest expense		(8,785)	(4,238)
Other financial income/expenses		664	4,014
Loss on disposal of the N&P Alliance		0	(13,464)
Loss on foreign exchange		(561)	(834)
Net income before income taxes		84,697	(41,144)
Income tax expense	3.17	(23,815)	5,240
Minority interest	3.22	(5,838)	8,929

Net income (loss)		55,044	(26,975)

The accompanying notes are an integral part of these combined financial statements

TV NOVA

Combined statements of stockholders' equity and comprehensive income

December 31, 2004 and 2003

(in USD thousands)

	Registered capital	Other reserves	Retained earnings/ deficit	Accum. other Compreh. Income (Loss)	Total shareholders' equity

BALANCE, January 1, 2003	18,956	748	(11,268)	(1,443)	6,993
Net loss for 2003			(26,975)		(26,975)
Foreign currency translation adjustment				(1,286)	(1,286)
Increase of legal reserve fund from retained earnings		253	(253)		0
Increase in other funds from retained earnings		2	(2)		0

BALANCE, December 31, 2003	18,956	1,003	(38,498)	(2,729)	(21,268)
Net income for 2004			55,044		55,044
Foreign currency translation adjustment				4,975	4,975
Increase of legal reserve fund from retained earnings		1,462	(1,462)		0

BALANCE, December 31, 2004	18,956	2,465	15,084	2,246	38,751

The accompanying notes are an integral part of these combined financial statements

TV NOVA

combined statements of cash flows

for the years ended December 31, 2004 and 2003

(in USD thousands)

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	55,044	(26,975)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Loss on disposal of N&P Alliance	0	13,464
Settlement of Mediation Agreement	0	95,576
Gain on non-current assets disposal	(743)	(1,615)
Depreciation and amortization	6,680	7,136
Bad debt expense and write offs	(5,083)	1,124
Income tax expense	23,815	(5,240)
Interest income on receivables and loans	(662)	(1,326)
Interest expense on borrowings and interest bearing liabilities	8,785	4,238
Minority interests	5,838	(8,929)
Net cash from operating activities before working capital changes	93,674	77,453
Net change in:
Accounts receivable	(1,118)	(20,263)
Program rights costs	6,571	(1,540)
Due from related parties	30,450	(13,609)
Inventories	(273)	(1,041)
Other current assets	6,140	14,964
Accounts payable and accrued liabilities	(10,415)	5,333
Other current liabilities	(5,073)	(13,238)
Liability for fee for licence renewal	(2,672)	0
Mediation Agreement liability	(63,314)	0
Value added and other taxes	1,032	(2,788)
Interest received	632	660
Interest paid	(1,977)	(1,621)
Income tax paid	(15,669)	(26,802)
Net cash provided by continuing operating activities	37,988	17,508
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of long lived assets	(4,478)	(4,804)
Proceeds from disposal of fixed assets	888	2,960
Proceeds from N&P Alliance disposal	0	24,281
Net cash (used in)/provided by investing activities	(3,590)	22,437
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash facilities	(3)	17,826
Proceeds from issuance of long term debt	0	18,695
Repayments on short term and long term debt	(12,247)	(75,337)
Proceeds from issuance of other term liabilities	0	1,054
Capital lease payments and repayments on other long term liabilities	(584)	(2,959)
Net cash used in financing activities	(12,834)	(40,721)
Net increase/(decrease) in cash and cash equivalents	21,564	(776)
IMPACT ON EXCHANGE RATE FLUCTUATIONS ON CASH	3,612	496
CASH AND CASH EQUIVALENTS, beginning of period	2,968	3,248
CASH AND CASH EQUIVALENTS, end of period	28,144	2,968
SUPPLEMENTAL INFORMATION OF CASH FLOW INFORMATION:
Barter transactions	5,811	3,961

The accompanying notes are an integral part of these combined financial statements

Notes to the combined financial statements

(Amounts in thousands of US $)

1.    General information

1.1    Nature of business

The TV NOVA combined group ("TV NOVA"), controlled by PPF Group, is defined as a group of seven entities jointly running or supporting the business of the Czech television channel TV NOVA.

The individual entities and their role within TV NOVA are as follows:

Ceska produkcni 2000, a.s. ("CP 2000")	TV programmes producer, service organization
MAG MEDIA 99, a.s. ("MAG MEDIA 99")	Advertising time seller
ERIKA, a.s. ("ERIKA")	Audio-text services
MEDIA CAPITOL, a.s. ("MEDIA CAPITOL")	Software development and advisory
NOVA-Consulting, a.s. (NOVA-Consulting")	Provider of promotion activities
VILJA a.s. ("VILJA")	A holding company—a majority owner of CET 21 spol. s r.o.
CET 21 spol. S r.o. ("CET 21")	Broadcaster (according to license 001/1993 received from the Council for Radio and TV Broadcasting of the Czech Republic)

CP 2000 is involved in the production of television, audio and video programmes, production of audio and video works, production and sale of non-recorded carriers of sound or sound-image records, organizational and technical assurance of television broadcasting. These activities represent 95% of the CP 2000 income.

The principal activity of MAG MEDIA 99 is the sale of advertising time which represents 95% of TV NOVA's revenues. Other activities include the sale of space for printed advertisements, commercial advisory, market research and marketing.

The principal activities of ERIKA are audio-text services (SMS and phone call as part of inter-active TV programmes) and teletext services for domestic TV stations.

The principal activities of MEDIA CAPITOL are software development and advisory.

NOVA-Consulting provides promotion services.

VILJA is the majority owner of CET 21 and performs no significant activities.

The principal activities of CET 21 is widespread broadcasting under license 001/1993 received from the Council for Radio and TV Broadcasting of the Czech Republic, production of television and audio and video programmes, production of audio and video works, agency and education activities in the field of culture, advertising agency activities and publishing activities.

1.2    Basis of preparation

The combined financial statements represent the financial position and results of operations of TV NOVA, a group of entities controlled by PPF Group that are engaged in the operation of a Czech Republic TV channel. Due to the common control of these entities the combined financial statements reflect the basis in the assets and liabilities of the controlling shareholder PPF Group. The combined financial statements have been prepared as if the assets, liabilities and results of operations of TV NOVA were combined for all periods presented, or in the case of acquisitions from unrelated third parties from the date of acquisition by PPF Group. The combined financial statements may not be indicative of the financial position and results of operations of TV NOVA in the future. TV NOVA is being acquired by Central European Media Enterprises Ltd. ("CME"), a company listed on the Nasdaq Stock Exchange. These combined financial statements have been prepared pursuant to Rule 3-05 of regulation S-X.

The TV NOVA combined financial statements represent the combination of the consolidated results of two groups of companies controlled by PPF Group, the CP 2000 Group and the VILJA Group.

CP 2000 Group

The ownership structure as at December 31, 2004 and 2003 was as follows:

Stockholder	Ownership percentage

PPF (Cyprus) Ltd.	66%
Mgr. Jiri Smejc	34%
Total	100%

As at December 31, 2004 PPF (Cyprus) Ltd. legally holds a 100% share in CP 2000, a 34% share on behalf of Mr. Smejc.

Mgr. Jiri Smejc is currently a director of PPF.

MAG MEDIA 99 is a 100% subsidiary and was acquired in May 2002.

MEDIA CAPITOL is a 100% subsidiary and was acquired in April 2001.

NOVA-Consulting is a 100% subsidiary and was acquired in December 2002

ERIKA is a 100% subsidiary and was acquired in several steps from April 2001.

VILJA Group

The VILJA Group consists of VILJA (a 100% owned subsidiary of PPF Group) and CET 21. At December 31, 2004 and 2003 VILJA controls 73.09% in CET 21.

In June 2002 VILJA purchased a 20.83% interest in CET 21 from Messrs. Alan, Venclik and Huncik. At this time a 60% interest in CET 21 was held under the authority of the Courts acting for the benefit of the creditors of Mr. Zelezny.

In July 2002, in accordance with the instructions of the Court, CET 21 repurchased this 60% interest ("mandatory repurchase") at a price determined by reference to the interim financial statements of CET 21 at October 24, 2001. Concurrently, and in accordance with Czech commercial law CET 21 offered these shares to its current shareholders. These shares were offered on a pro-rata basis, at the price paid by CET 21. VILJA was the only shareholder to take up the offer and as a result increased its control in CET 21 to 73.09% after adjusting to reflect the treasury shares held by CET 21 due to the non-participation in the pro-rata offer by certain shareholders.

In April 2003 VILJA agreed to purchase a 1.25% interest in CET 21 from Ceska sporitelna, a.s. In October 2003 PPF (Cyprus) Ltd. agreed to purchase a 1.25% interest in CET 21 from CEDC Management Services GmbH. Both these transactions are subject to the approval of the Czech Republic Council for Radio and TV Broadcasting and have not been reflected in the financial statements.

1.3    Uncertainties regarding the ownership structure of CET 21

The transfer of the ownership interests from Messrs. Alan, Venclik and Huncik to VILJA as well as the mandatory repurchase and sale of the 60% business share of Mr. Zelezny are subject to legal proceedings.

On June 18, 2003 CET 21 filed a request to enter all unregistered changes including ownership changes in the Commercial Register. The Municipal Court in Prague considered the proposal in its ruling on December 10, 2003. The proposal was rejected on the grounds that the ownership interests of Messrs. Alan, Venclik and Huncik were invalidly transferred to VILJA. The Court confirmed the 16.67% ownership interest of Mr. Krsak and also confirmed the ownership interests of the owners as registered in 1997. CET 21 appealed the ruling on January 23, 2004.

On May 27, 2004, the High Court in Prague issued the decision that cancelled the original decision of the Municipal Court in Prague dated December 10, 2003. The decision of the High Court is binding on the Municipal Court in Prague and confirmed that the 60% business share of Mr. Zelezny in CET 21 ceased to exist in 2002. Furthermore, the High Court in Prague stated in the decision that the agreements on the transfer of the business interests in CET 21 between VILJA and Messrs. Alan, Venclik and Huncik were valid. Since the date of the decision of the High Court in Prague until the date of these financial statements, the Municipal Court in Prague did not take any act in law that would concern the matter at issue.

Management, on the basis of opinions from legal counsel, believes that the uncertainties stated above have no impact on the current ownership structure of CET 21.

1.4    Significant events in 2003

The Global Settlement Agreement

Prior to 1999 CME (see section 3.24) was a direct participant in the TV NOVA business through its majority ownership in Ceska nezavisla televizni spolecnost, spol. s r.o. ("CNTS"), which shared broadcasting rights with CET 21 under a broadcasting cooperation agreement The agreement provided that CET 21 could not broadcast programming without the direct involvement of CNTS.

In 1999, CET 21, then unrelated to PPF Group, withdrew from the cooperation and began broadcasting a substitute signal for TV NOVA in direct competition with CNTS. As a result, CME and CNTS filed a claim for breach of the contract, and in 2003, initiated arbitration proceedings against CET 21 requesting compensation for the loss in value of its investment in CNTS. In October 2003, PPF Media B.V. purchased CME's interest in CNTS and continued the legal proceedings against CET 21.

On December 19, 2003, CET 21 concluded an agreement ("the Mediation Agreement") with CNTS and PPF, which was approved by the Arbitration tribunal in Prague on March 31, 2004. All the entities involved in the Mediation Agreement were related parties.

Under the terms of the Mediation Agreement, CET 21 is obliged to pay USD 101,349 thousand to PPF Media B.V. and USD 3,118 thousand to CNTS in full and final settlement of all claims. These amounts adjusted for foreign currency translation difference were recognized as an operating expense in 2003. The parties agreed on a payment schedule covering the settlement amounts that provide for payments though 2007 and carries interest at a rate of 8.5% p.a. on the unpaid balance which is accrued and payable upon the final installment.

In addition, CET 21 was required to purchase from CNTS certain trade marks connected to the TV NOVA business for a price to be determined on the basis of an expert's valuation. This valuation was provided in 2004 and accordingly CET 21 purchased the trademarks for USD 425 thousand.

Under the Mediation Agreement all claims have been dismissed and TV Nova expects no further payments as a result.

2.    Summary of significant accounting policies

2.1    Use of Estimates

The combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.2    Functional and presentation currency

The statutory accounts of TV NOVA are maintained in accordance with local accounting regulations and are stated in local currency. Local statements are adjusted to U.S. GAAP, and then translated into U.S. Dollars ("USD") for presentation purposes in accordance with statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

TV NOVA uses the Czech crown ("CZK") as its functional currency. Accordingly, assets and liabilities were translated into USD using the exchange rates in effect at the balance sheet date. Results of operations were translated using the average exchange rates prevailing throughout the respective years.

Translation adjustments are the result of translating the TV NOVA financial statements from the functional currency to U.S. Dollars. Translation adjustments are not included in determining net income for the period but are disclosed and accumulated in a separate component of combined equity.

The following foreign exchange rates were in effect during the periods presented:

December 31, 2004	1 USD to 22.365 CZK
Average rate for 2004	1 USD to 25.658 CZK
December 31, 2003	1 USD to 25.654 CZK
Average rate for 2003	1 USD to 28.041 CZK

Certain information in notes to the combined financial statements which relate to periods prior to 2003 have been translated using historical exchange rates.

2.3    Revenue recognition

Advertising revenues (television and print)

Revenues primarily result from the sale of advertising time during broadcast time or in print and are recognized at the time when the advertisements are broadcast or issued. TV NOVA's policy is that rebates are recognized in the period in which the advertising is aired or issued and are reflected as a reduction of revenue.

Barter transactions

Revenue from barter transactions (television advertising time provided in exchange for goods and services) is recognized as income when commercials are broadcast, and programming, merchandise or services received are charged to expense or capitalized as appropriate when received or used in accordance with SFAS No. 63, "Financial Reporting by Broadcasters".TV NOVA records barter transactions at the estimated fair market value of goods or services received. If merchandise or services are received prior to the broadcast of the advertisement, a liability is recorded. Likewise, if an advertisement is broadcast by TV NOVA prior to receiving the merchandise or services, a receivable is recorded.

Barter revenues are presented in section 3.19.

Subscription fees

Subscription fees regarding the ANO magazine are recognized as revenue on a straight line basis over the subscription period.

Other revenues

Other revenues consist mainly of the sale of rights, audio-text services and the sale of goods. Revenues are recognized when the service is provided or goods are sold.

2.4    Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in banks and highly liquid financial assets with original maturities of less than three months at the date of purchase.

2.5    Trade and other receivables

Trade or other receivables are stated at their nominal value and do not bear interest. The allowance for doubtful accounts is TV NOVA's best estimate of the amount of probable credit losses in the existing accounts receivable. TV NOVA reviews its allowance for doubtful accounts on an annual basis. Recoverability of receivables is assessed based on an analysis of the credit status of individual customers.

2.6    Programme rights and production costs

Programme rights acquired by TV NOVA under license agreements are recorded as assets and liabilities when the license period begins.

The current portion represents licenses under which the rights are expected to be used and license of which expire within one year.

The programme library comprise the following categories:

Film and series rights (with unlimited number of runs) represent rights for TV broadcasting of externally or internally produced films or series, usually for an unlimited number of runs. The rights usually permit TV Nova to sub-license for broadcasting in another TV programme and/or in another country. The film rights are amortized over 72 months on a straight-line basis, the series rights are amortized using the 3 runs model (60-30-10% at the time of each broadcasting) but no longer than 72 months.

Film and series rights (with limited number of runs, but more than one) are amortized as follows. At the time of first broadcasting, 50% of the purchase price is expensed. The outstanding balance is deferred, amortized over the remaining runs and expensed at the time of their broadcasting. If the license period has expired, any residual amount is expensed immediately. For series, the number of episodes is taken into consideration and an expense is recognized proportionally.

Film and series rights (for one run only) are fully expensed at the time of broadcasting.

Rights for in-house TV production are fully expensed at the time of broadcasting. The capitalized in-house production costs (classified as current asset, section 3.9) represents programmes produced before the year-end that are going to be broadcast in the next accounting period.

Rights for in-house TV production (intended to be used more than once) are expensed at 80% of costs in the year of their first run. The remaining 20% is capitalized and amortized on a straight line basis over the period of four years. This group contains mainly shows and entertainment.

Rights for Czech versions of foreign films are either purchased or internally produced, capitalized and amortized over five runs. 80% of costs is amortized after the first run and 5% after every other run.

2.7    Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. For assets with a significant estimated disposal value, only the difference between cost and estimated disposal value is depreciated.

Estimated useful lives are as follows:

Description	Years

Leasehold improvements	shorter of lease term or useful life of TV license
Plant and equipment	4 – 12 years
Vehicles	4 – 6 years
Fixtures and fittings	4 – 12 years

Maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are expensed as incurred. Disposals are removed from both cost and accumulated depreciation.

2.8    Assets held under capital leases

Assets held under capital leases are accounted for in accordance with SFAS No. 13, "Accounting for Leases", and recorded in property, plant and equipment. The related liability is included in Other long-term liabilities and Current installment of other long-term liabilities.

A lease is classified as capital lease if at its inception, it meets one or more of the following four criteria:

a)    the lease transfers ownership to the lessee by the end of the lease term

b)    the lease contains a bargain purchase option

c)    the lease term is equal to or greater than 75% of the economic useful life of the leased property

d)    the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property at the inception of the lease

Assets held under capital leases are recognized as assets at their fair value as at the date of acquisition or, if lower, at the present value of the minimum lease payments. The depreciation policy for assets under capital lease corresponds with TV NOVA's depreciation policy described in the property, plant and equipment note above. The corresponding liability to the lessor is included in the combined balance sheet as a capital lease obligation at the present value of the minimum lease payments discounted by the implicit interest rate of the finance lease. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to earnings.

Rentals payable under operating leases are charged to earnings on a straight-line basis over the term of the lease.

2.9    Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. On January 1, 2002 TV NOVA adopted SFAS No. 142, "Goodwill and Other Intangible Assets"("SFAS 142") which establishes new accounting and reporting standards for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives are no longer amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives.

Negative goodwill is the amount by which the sum of the fair values of the assets acquired less liabilities assumed exceeds the acquisition cost. Negative goodwill may only arise in a business combination.

Any negative goodwill remaining after recognition of contingent consideration and any contingent liability reduces proportionately the purchase price allocated to the acquired assets, except for financial assets (excluding investments in equity method investees), assets to be disposed of by sale, deferred tax assets and other current assets.

Any negative goodwill remaining after the above allocation is recognized as an extraordinary gain in the period of the acquisition. If an extraordinary gain is recognized before the end of the allocation period, any subsequent adjustment to that extraordinary gain that results from changes to the purchase price allocation is recognized as an extraordinary item.

When determining goodwill or negative goodwill attributable to a purchased business TV Nova uses valuations of assets acquired prepared by third party valuation experts.

Software licenses are considered to have finite useful lives and are amortized on a straight-line basis over 4 years.

The TV broadcasting license expires in January 2017 and is amortized on a straight-line basis over the license period.

Trademarks have an indefinite life and are not amortized. These trademarks are subject to annual impairment testing.

Customer relationships arose on the acquisition of MAG MEDIA 99. They are considered to have finite useful lives and are amortized on a straight-line basis till 2011.

Notes to the combined financial statements (continued)

(Amounts in thousands of US $)

2.10    Impairment of long-lived assets

TV NOVA adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144") on January 1, 2002. In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, TV NOVA determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Based on results of the impairment testing regarding intangible assets and goodwill, TV NOVA concluded that there was no impairment as at December 31, 2004 and 2003.

2.11    Inventories

Inventories consist primarily of unfinished production and merchandise. Inventories are stated at the lower of cost or market. Unfinished production is valued at direct production costs and merchandise is valued at acquisition costs.

2.12    Loans and borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received.

The portion of long-term loans or borrowings payable within one year are considered and presented as current installments of long-term debt in the balance sheet.

In 2003, TV NOVA entered into an agreement to factor trade receivables, on an ongoing basis with a full recourse, to Factoring CS, a subsidiary of Ceska sporitelna, a.s. bank, for proceeds up to the limit of USD 46,948 thousand. TV NOVA retains responsibility for servicing the receivables. The sale of the receivables was accounted for as a secured borrowing under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with the proceeds received recorded in the balance sheet as a liability and included in short-term debt.

TV NOVA received proceeds from the sale of trade receivables of USD 179,817 thousand and USD 133,725 thousand for the years ended December 31, 2004 and 2003 respectively. TV NOVA recorded a loss on the sale of trade receivables, comprising interest and fees, of USD 1,120 thousand and USD 711 thousand for the years then ended, which is included in selling, general and administrative expenses.

2.13    Income taxes

Income taxes are accounted for under the asset and liability method as required by SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their balances reported in the financial statements and operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax is charged or credited in the earnings, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

2.14    Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and amount of the assessment can be reasonably estimated.

2.15    Recent accounting pronouncements

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition". SAB 104 revises or rescinds certain SAB guidance in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations relating to revenue recognition. This bulletin is effective immediately. TV NOVA's revenue recognition policies were consistent with SAB 104.

In December 2004, SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") was issued. SFAS 123R requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement, but expresses no preference for a type of valuation model. Statement 123R is effective for public companies for annual or interim periods beginning after June 15, 2005. Early adoption is encouraged for interim or annual periods for which financial statements or interim reports have not been issued. TV NOVA does not believe that SFAS 123R would have any impact on the combined financial statements.

In December 2004, SFAS No. 151, "Inventory Costs" ("SFAS 151") amends Chapter 4, "Inventory Pricing",of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins" was issued. SFAS 151 was issued as a result of the FASB's and International Accounting Standards Board's joint project to improve the comparability between U.S. and International Financial Reporting Standards. SFAS 151 eliminates the so abnormal criterion in ARB 43 and requires companies to recognize abnormal freight, handling costs, and amounts of wasted material (spoilage) as current-period charges. Additionally, the Statement clarifies that fixed production overhead cost should be allocated to inventory based on the normal capacity of the production facility. SFAS 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. TV NOVA does not believe at this time that SFAS 151 will have an affect on its combined results of operations or financial position.

In December 2004, SFAS No. 153, "Exchanges of Nonmonetary Assets: an amendment of APB Opinion No. 29", ("SFAS 153") which is part of the short-term international convergence project between the FASB and IASB, was issued. SFAS 153 eliminates a company's ability to use the similar productive assets concept to account for nonmonetary exchanges at book value without recognizing a gain. Nonmonetary exchanges will have to be accounted for at fair value, with gain or loss recognized, if the transactions meet a commercial-substance criterion and fair value is determinable. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005, and early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. TV NOVA does not believe that SFAS 153 would have any impact on the combined financial statements.

3.    Additional information to the combined financial statements

3.1    Cash and cash equivalents

	Dec. 31, 2004	Dec. 31, 2003

Cash on hand	124	136
Current accounts	27,791	2,632
Valuables	6	5
Deposit	223	195

Total	28,144	2,968

3.2    Accounts receivable

	Dec. 31, 2004	Dec. 31, 2003

Trade receivable	58,025	49,434
Allowance for doubtful debts	(1,391)	(2,565)

Total	56,634	46,869

The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Allowance for doubtful accounts at beginning of year	(2,565)	(1,379)
Additions charged to bad debt expense	(305)	(1,444)
Write-downs charged against the allowance	457	489
Recoveries of amounts previously charged off	1,200	91
Translation difference	(178)	(322)

Allowance for doubtful debts at end of year	(1,391)	(2,565)

3.3    Due from related party

	Dec. 31, 2004	Dec. 31, 2003

Related parties—receivables	420	27,209
Allowance for doubtful debts—receivables	-	(2,695)
Loans to related party	6,044	8,852
Allowance for doubtful debts—loans	(5,287)	(2,599)

Total	1,177	30,767

Individual related party balances are disclosed in section 3.23.

3.4    Taxes receivable

	Dec. 31, 2004	Dec. 31, 2003

Income tax receivable	14,116	8,219
VAT receivable	402	72

Total	14,518	8,291

The income tax receivable balance relates to advances paid by CET 21 for the 2003 tax year (USD 6,129 thousand in 2004 and USD 8,157 thousand in 2003). Further USD 7,817 thousand in 2004 represents an advance payment for taxes of CP 2000.

3.5    Inventories

	Dec. 31, 2004	Dec. 31, 2003

Unfinished production of TV programmes	2,268	1,616
Inventories	109	183

Total	2,377	1,799

Unfinished production represents mainly direct production costs of TV series and own films. Inventories are valued at lower of cost or market value.

3.6    Other current assets

	Dec. 31, 2004	Dec. 31, 2003

Other receivables	15,461	18,559
Allowance for doubtful debts	(15,239)	(16,332)
Advances	2,203	2,899
Deferred expenses	220	438
Accrued revenues	1,070	792
Other investments	582	484

Total	4,297	6,840

The most significant other receivables are a receivable due from Media City Real, a.s. (USD 10,123 thousand with a 100% allowance in 2004 and USD 9,205 thousand with a 100% allowance in 2003), Planeta Tours, a.s. (USD 3,610 thousand with an allowance USD 3,568 thousand in 2004 and USD 3,148 thousand with an allowance USD 3,111 thousand in 2003) and Dlouha trida, a.s. (settled in 2004, USD 2,928 thousand with a 100% allowance in 2003). All of these receivables relate to the former non-television activities of CP 2000.

3.7    Property, plant and equipment

The components of property, plant and equipment for the years ended December 31, 2004 and 2003 were as follows:

As at December 31, 2004	Cost	Accumulated depreciaton	Net book value

Leasehold improvements	1,844	(490)	1,354
Vehicles	4,240	(2,023)	2,217
Machinery & equipment	31,045	(22,184)	8,861
Office furniture & fixtures	5,403	(4,582)	821
Construction in progress	2	-	2

Total	42,534	(29,279)	13,255

As at December 31, 2003	Cost	Accumulated depreciaton	Net book value

Leasehold improvements	1,560	(330)	1,230
Vehicles	3,802	(1,417)	2,385
Machinery & equipment	23,730	(16,176)	7,554
Office furniture & fixtures	4,742	(3,947)	795
Construction in progress	262	-	262
Advances paid	57	-	57

Total	34,153	(21,870)	12,283

3.8    Intangible assets

The components of intangible assets for the years ended December 31, 2004 and 2003 were as follows:

	As at December 31, 2004
	Cost	Accumulated amortization	Net book value

License	22,370	(3,835)	18,535
Software	4,584	(3,981)	603
Trade marks	545	0	545
Customer relationships	3,945	(1,064)	2,881

Total	31,444	(8,880)	22,564

As at December 31, 2003	Cost	Accumulated amortization	Net book value

License	19,502	(2,006)	17,496
Software	3,792	(2,850)	942
Trade marks	11	-	11
Customer relationships	3,440	(568)	2,872
Intangibles in progress	4	-	4

Total	26,749	(5,424)	21,325

At each balance sheet date all trade marks are tested for impairment based on SFAS 142.

The estimated aggregate amortization expense of intangible assets as at December 31, 2004 for each of the five succeeding fiscal years is:

2005	2,236
2006	2,146
2007	2,057
2008	1,967
2009	1,967

3.9    Programme rights

Programme rights are classified as current and non-current. The current portion represents licenses under which the rights are expected to be used and license of which expire within one year. The Czech versions include either external acquisitions or in-house production.

The amortization of programme rights is included in programming costs in the statements of operations. The programming costs are presented net of cost of programmes capitalized to assets during the respective year.

In-house production costs represent incurred costs of TV programmes and a significant portion of Czech versions (dubbing). The in-house production is valued at production costs including direct production costs and allocation of a relevant portion of production overhead.

As at December 31, 2004	Cost	Accumulated amortization	Net book value

Film rights (unlimited rights)	8,007	(3,734)	4,273
Film rights (limited rights)	4,420	(413)	4,007
Czech versions (dubbing)	22,387	(19,310)	3,077
In-house TV rights	1,389	-	1,389
In-house TV rights (repeated)	52,381	(45,958)	6,423

Total	88,584	(69,415)	19,169

Current			4,887
Non-current			14,282

As at December 31, 2003	Cost	Accumulated amortization	Net book value

Film rights (unlimited rights)	1,289	(636)	653
Film rights (limited rights)	17,727	(4,471)	13,256
Czech versions (dubbing)	15,707	(12,620)	3,087
In-house TV rights	1,405	-	1,405
In-house TV rights (repeated)	38,536	(33,654)	4,882

Total	74,664	(51,381)	23,283

Current			13,576
Non-current			9,707

The estimated aggregate amortization expense of programme rights as at December 31, 2004 for each of the five succeeding fiscal years is:

2005	6,707
2006	4,024
2007	3,130
2008	3,130
2009	2,178

3.10    Goodwill

Goodwill of USD 3,944 thousand resulted from the acquisition of MAG MEDIA 99 in May 2002, the residual balance relates to the acquisition of MEDIA CAPITOL in April 2001.

The change in goodwill between 2004 and 2003 in USD results out from the translation difference.

Negative goodwill from the acquisitions of ERIKA in 2001 and 2002 of USD 386 thousand and CET 21 in June and July 2002 of USD 28,841 thousand was treated in accordance with the policy described in section 2.9.

The negative goodwill on the CET 21 acquisition was allocated to and reduced the values of the following acquired assets—license USD 22,035 thousand, programme rights non-current USD 6,487 thousand and other acquired assets USD 319 thousand.

The negative goodwill on the Erika acquisition was allocated to, and reduced the value of the following acquired assets—property, plant and equipment by USD 213 thousand, other acquired assets by USD 25 thousand and the amount of USD 148 thousand has been recognized as extraordinary gain in 2001 and 2002.

3.11    Accounts payable and accrued liabilities

	Dec. 31, 2004	Dec. 31, 2003

Trade creditors	7,235	9,950
Programme rights payable	0	4,428
Due to related parties	158	2,284
Accrued liabilities	7,827	7,024

Total	15,220	23,686

The most significant items of accrued liabilities are annual rebates provided to media agencies of USD 4,538 thousand (USD 1,783 thousand in 2003), uninvoiced services from STES, s.r.o. (a provider of the TV rights for local football league) of USD 1,077 thousand (USD 828 thousand in 2003) and accrued employee bonuses of USD 1,407 thousand in 2003 (for CET 21 and CP 2000).

The individual balances with related parties are disclosed in section 3.23.

3.12    Duties and taxes payable

	Dec. 31, 2004	Dec. 31, 2003

Income tax liability	358	4,844
VAT liability	2,752	2,369
Other taxes	2,144	587

Total	5,254	7,800

3.13    Other current liabilities

	Dec. 31, 2004	Dec. 31, 2003

Advances received	3,961	4,581
Other payables	3,929	2,362
Deferred revenues	724	1,008
Provisions	75	64

Total	8,689	8,015

3.14    Long-term debt

2004

Bank	Debtor	Purpose	Interest rate	Dec. 31, 2004	Maturity	Form of security

PPF banka a.s.	CP 2000	Revolving loan	3M PRIBOR + 1,8% p.a.	8,495	2005	Bank guarantee issued by J&T BANKA, a.s.
Ceska sporitelna, a.s	CET 21	Operating loan	3M PRIBOR + 1,8% p.a.	894	2005	Guarantee of CP 2000
Ceska sporitelna, a.s	MAG MEDIA 99	Factoring		25,719	2005	Receivables
Total long-term debt				35,108

Less current installments				35,108

Total long-term debt excluding current installments				0

2003

Bank	Debtor	Purpose	Interest rate	Dec. 31, 2004	Maturity	Form of security

eBanka, a.s.	CP 2000	Revolving loan	3M PRIBOR + 2,2% p.a.	3,703	2004	Pledge to receivables on current account at eBanka, a.s.
Prvni mestska banka, a.s.	CP 2000	Revolving loan	3M PRIBOR + 1,8% p.a.	7,406	2005	Bank guarantee issued by J&T BANKA, a.s.
Prvni mestska banka, a.s.	CP 2000	Operating loan	3M PRIBOR + 3,0% p.a.	4,288	2004	No security
Prvni mestska banka, a.s.	CET 21	Overdraft	3M PRIBOR + 3,0% p.a.	1,898	2004	No security
Ceska sporitelna, a.s	CET 21	Operating loan	3M PRIBOR + 1,8% p.a.	5,037	2004	Guarantee of CP 2000
Ceska sporitelna, a.s	MAG MEDIA 99	Factoring		20,152	2004	Receivables
Total long-term debt				42,484

Less current installments				35,078

Total long-term debt excluding current installments				7,406

In 2003 CET 21 received an overdraft credit from Prvni mestska banka, a.s. of USD 1,949 thousand and a loan from Ceska sporitelna, a.s. with a limit of USD 9,745 thousand. The amount of the loans and credits outstanding as at December 31, 2003 was USD 1,898 thousand and USD 5,037 thousand, respectively. In 2004 the overdraft credit provided by PPF banka a.s. (former Prvni mestska banka, a.s.) was repaid and the loan from Ceska sporitelna, a.s. was prolonged with the same limit.

As at December 31, 2004 MAG MEDIA 99 recorded a current liability of USD 25,719 thousand (USD 20,152 thousand in 2003). This liability resulted from the agreement on the factoring of trade receivables. The corresponding receivables are a part of accounts receivable, as ownership of respective risks remains with MAG MEDIA 99.

Weighted average interest rates in 2004 and 2003 were 4.2% and 4.5%, respectively. Interest is charged monthly or quarterly based on individual loan agreements.

TV NOVA complies with covenants stated in individual loan agreements.

3.15    Fair value of financial instruments

The following table presents the carrying amounts and estimated fair values of TV NOVA's financial instruments at December 31, 2004 and 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	28,144	28,144	2,968	2,968
Accounts receivable	56,634	56,634	46,869	46,869
Due from related parties	1,177	1,177	30,767	30,767
Taxes receivable	14,518	14,518	8,291	8,291
Other current assets	4,297	4,297	6,840	6,840
Long-term receivables	213	220	220	229
Financial liabilities
Accounts payable and accrued liabilities	15,220	15,220	23,686	23,686
Long-term debt	35,108	35,108	42,484	42,484
Other long-term liabilities	59,995	62,337	117,083	122,621
Duties and tax payable	5,254	5,254	7,800	7,800
Other current liabilities	8,689	8,689	8,015	8,015

The carrying amounts shown in the table are included in the combined balance sheets under indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade accounts receivable, due from related parties, taxes receivable, other current assets, accounts payable and accrued liabilities, duties and tax payable and other current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term receivables: The fair value is determined as the present value of expected future cash-flows discounted at the interest rate currently offered by local finance institutions for loans of similar terms to companies with comparable credit risk. The carrying amounts approximate fair value.

Long-term debt and other long-term liabilities: The fair value is estimated by discounting the future cash-flows of each instrument at rates currently offered to TV NOVA for similar debt instruments of comparable maturities by TV NOVA bankers.

3.16    Other long-term liabilities

	Dec. 31, 2004	Dec. 31, 2003

Mediation agreement—related party	54,913	104,763
Administrative fee for the TV broadcasting license renewal	-	2,673
Capital lease obligation	20	105
Long-term advances	4,076	8,186
Others—related party	986	1,356

Total other long-term liabilities	59,995	117,083

less current installments
Mediation agreement—related party	1,699	31,184
Administrative fee for the TV broadcasting license renewal	-	2,673
Capital lease obligation	14	88
Others—related party	609	542

Total current installments	2,322	34,487

Total other long-term liabilities less current installments	57,673	82,596

Mediation Agreement

This item represents the total liability related to the Mediation Agreement (as described in note 1.4). As indicated above USD 1,699 thousand is due in 2005 (USD 31,184 thousand was due in 2004) and consequently is classified as current installments of other long-term debt.

Administrative fee for the TV broadcasting license renewal

Based on the decision of the Council for Radio and TV Broadcasting which entered into force on January 30, 2003, the TV Broadcasting license no. 001/93 was renewed for 12 years from February 1, 2005 with expiry in 2017. For the license renewal, an administrative fee of USD 7,796 thousand was required. The administrative fee was payable in 35 monthly installments during the period from February 2002 to December 2004 (USD 223 thousand each month). A total amount of USD 2,673 thousand was paid annually.

Long-term advances

In December 2003 MAG MEDIA 99 received an advance payment of USD 12,752 thousand for sale of advertising time in 2004-2006. The current portion of the advance is presented as a part of other current liabilities.

Refer to section 3.20 for capital lease payments and section 3.23 for related parties' transactions.

3.17    Income taxes

Total income taxes for the years ended December 31, 2004 and 2003 were allocated as follows:

	2004	2003

Income from continuing operations before taxes	84,697	(41,144)
Income taxes from continuing operations	(23,815)	5,240

Income tax expense attributable to income from continuing operations consists of:

	2004	2003

Current tax expense	(7,052)	(13,810)
Deferred tax (expenses)/benefit	(16,763)	19,050

Total	(23,815)	5,240

All but an insignificant amount of income from continuing operations before taxes is from Czech sources. All tax expense is attributable to Czech sources.

In 2003 the statutory income tax rate was 31%, however, new income tax legislation enacted decreased income tax rates for the taxable periods 2004-2006 as follows:

2004:	28%
2005:	26%
2006:	24%

	2004	2003

Income from continuing operations before taxes	84,697	(41,144)
Income tax at statutory rate (28%—2004, 31%—2003)	23,715	(12,754)
Tax effect of permanent differences—N&P Alliance	-	4,174
Tax effect of permanent differences—other	209	3,384
Effect of change in the tax rate	(109)	(44)

Total income tax (expense)/benefit	(23,815)	5,240

At December 31, 2004 CET 21 reported a tax loss of USD 14,749 thousand, which is available to offset future taxable income, if any, through 2010.

At December 31, 2004 VILJA reported tax losses carried forward of USD 3,302 thousand (generated in years 2002-2004) that are available to offset future taxable income, if any, through 2011.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	Dec. 31, 2004	Dec. 31, 2003

Accounts receivables	44	353
Inventories	-	15
Tax loss carried forward	5,289	21,512
Other	1,943	3,299

Gross deferred tax assets	7,276	25,179

Less: Valuation allowance	(2,752)	(3,908)

Net deferred tax assets	4,524	21,271

	Dec. 31, 2004	Dec. 31, 2003

Property, plant and equipment	(192)	(285)
Intangible assets	(1,881)	(2,037)
Other	(853)	(790)

Deferred tax liabilities/assets	(2,926)	(3,112)

The valuation allowance was USD 9,546 thousand as of January 1, 2003. The valuation allowance decreased by USD 5,638 thousand and USD 1,156 thousand during the years ending December 31, 2003 and 2004, respectively.

Deferred tax assets and liabilities are determined on entity basis and netted by entity. Netting has not occurred on a combined basis.

TV NOVA's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and losses carried forward are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Determining the level of future taxable profits is inherently subjective and, to the extent that the individual entity's actual results differ from the forecasts, the asset may not be recovered. Based on the level of historical taxable income and projections of a future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that TV NOVA will realize the benefits of those deferred tax assets, net of the existing valuation allowance at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the future periods are reduced.

3.18    Other reserves

Other reserves represent mainly the statutory legal fund of CP 2000 and VILJA. Based on statutory requirements, every joint-stock company is obliged to create a statutory legal fund (maximum 20% of registered capital) that cannot be distributed to stockholders.

3.19    Net revenues

	2004	2003

Revenue from TV advertising—gross	194,475	176,902
Rebates	(9,015)	(6,026)
Revenue from print advertisement sales	868	1,184
Revenue from advertisements—barter	5,811	3,961
Subscription and sale of "Ano" magazine	1,123	1,151
Sale of TV programmes	1,141	2,427
Contractual penalties to customers	2,026	2,962
Audio-text services	8,981	5,636
Other services rendered	2,028	2,544
Other operating revenues	362	714

Total	207,800	191,455

3.20    Commitments and contingencies

Commitments under capital leases

Future minimum capital lease payments as of December 31, 2004 are:

	Dec. 31, 2004	Dec. 31, 2003

2004	-	94
2005	16	14
2006	7	6

Total	23	114

Less: Amounts representing interest	3	8

Total net present value	20	106

Less: Current installments	14	88

Total obligation excluding current installments	6	18

Assets held under capital leases represent vehicles and machinery. A capitalized value and accumulated depreciation of assets acquired under the finance lease were as follows:

	Vehicles	Machinery & Equipment	Total

As at December 31, 2004
Acquisition /production price at cost	268	790	1,058
Accumulated depreciation	(144)	(743)	(887)

Net book value	124	47	171

As at December 31, 2003
Acquisition /production price at cost	234	689	923
Accumulated depreciation	(78)	(503)	(581)

Net book value	156	186	342

Notes to the combined financial statements (continued)

(Amounts in thousands of US $)

Commitments under operating leases

Future minimum lease payments under non-cancelable operating leases as of December 31, 2004 are:

Non-cancelable part of lease	As at Dec. 31, 2004

2005	4,883
2006	3,750
Total	8,633

CP 2000 has two significant operating leases—the rental of an administration and post-production building (cancelable in one year) and the rental of a production building with two studios and a newsroom including rental of a broadcasting equipment (cancelable in two years).

MAG MEDIA 99 entered into an operating lease for the rental of an administration building, in which the office of the company is located. The minimum lease payments represent lease payments for 3 months reflecting the maximum non-cancelable period of the lease.

Rent expense under operating lease agreement for the years ended December 31, 2004 and 2003 was USD 3,979 thousand and USD 3,438 thousand, respectively, and is included in Broadcasting operation&engineering/facilities costs in the statements of operations.

Contingent liabilities

As at December 31, 2004 TV NOVA has given the following guarantees and has the following contingent liabilities:

Company	Liability type	In favor	Characteristics

CP 2000, MAG MEDIA 99	Guarantee for the liability	CET 21 (Ceska sporitelna,a.s.)	Guarantee for liability of CET 21 up the maximum amount USD 11,178 thousand related to the loan granted by Ceska sporitelna, a.s. to CET 21.
MAG MEDIA 99	Pledge of receivables	Ceska sporitelna,a.s.	Pledge of receivables up to the limit of USD 46,948 thousand related to factoring agreement.
CET 21	Irrevocable letter of credit	Ceska sporitelna,a.s.	Irrevocable letter of credit up to the amount of USD 4,500 thousand
CP 2000	Pledge of property	CET 21 (Ceska sporitelna,a.s.)	Pledge of 2 digital transmission vehicles to the amount of USD 4,500 thousand (related to the irrevocable letter of credit)
CP 2000	Pledge of receivables	CET 21 (Ceska sporitelna,a.s.)	Pledge of receivables to the extent not covered by pledged property (related to the irrevocable letter of credit)
CP 2000	Guarantee for the liability	CET 21 (Ceska sporitelna,a.s.)	Guarantee for liability of CET 21 (related to the irrevocable letter of credit)
CP 2000	Promissory note	J&T BANKA, a.s.	Promissory note in the amount USD 8,495 thousand as a collateral to bank guarantee accepted by J&T BANKA, a.s. The bank guarantee was accepted for the purpose of collateral of bank loan granted by PPF banka a.s. in the amount USD 8,495 thousand.
CET 21	Legal contingent liability	TV Global, a.s.	Liability of USD 3,267 thousand to fund unpaid capital subscription in relation to TV Global, a.s.—former investment sold in 2004

Legal claims

The Mediation Agreement (described in section 1.4) agreed in December 2003 has terminated all pending litigations between CET 21 and CME or CNTS.

CET 21 is currently involved in the following significant litigation:

CET 21 is in dispute with OSA over payments for copyrights. A binding ruling has not yet been given in this case. Based on a legal counsel opinion management assessed a likelihood of future exposure as reasonably possible but is unable to reasonably estimate the exposure and there is no provision recorded in the combined financial statements in connection with this legal dispute.

Several litigations exist between CET 21 and Mr. Krsak,the minority owner of CET 21. The individual disputes relate to decisions taken by VILJA outside of the general meeting. Should Mr. Krsak be successful in the subject matter of the proceedings this would cast doubt upon the ownership interest of VILJA in CET 21 as well as all decisions made during the participation of VILJA as the owner of CET 21. Based on a legal counsel opinion management assessed a likelihood of future exposure as remote. Consequently, there is no provision recorded in the combined financial statements in connection with this legal dispute.

Several litigations exist between CET 21 and Mr. Zelezny, the former 60% owner of CET 21. The individual disputes relate to decisions taken by VILJA outside of the general meeting, and relate especially to the transfer of the ownership interests referred to in section 1.2 and approval of the 2003 statutory financial statements. A binding ruling has not yet been given in the case. Based on a legal counsel opinion management assessed a likelihood of future exposure as remote. Consequently, there is no provision recorded in the combined financial statements in connection with this legal dispute.

CP 2000 is currently involved in the following significant litigation:

CP 2000 initiated the legal proceedings regarding the duty of Mr. Zelezny to fulfill obligations to cooperate under the Agreement on the transfer of the ownership interest concluded between the legal predecessor of CP 2000 and Mr. Zelezny dated June 22, 2002.

CP 2000 filed a request at the court to confirm that there is no option to acquire shares of CP 2000 relating to the contract of purchase and shares concluded between CP 2000 and Mr. Zelezny on August 3, 1999.

As in both cases CP 2000 acts as a plaintiff, with assessment of future exposure as remote, no adjustment has been made in the combined financial statements.

Mr. Zelezny initiated the legal proceedings against the validity of the transfer of his 60% share in CET 21 interest in July, 2002. Based on a legal counsel opinion management assessed a likelihood of future exposure as remote and there is no provision recorded in the combined financial statements in connection with this legal dispute.

Management, on the basis of opinions from legal counsel, believes that all the legal proceedings with Mr. Zelezny will be successfully resolved.

3.21    Sale of the N&P Alliance

During the period 1999-2002 TV NOVA granted loans to N&P Alliance. These loans were impaired due to unsatisfactory operating results of the entity. The loans were converted to an equity investment in 2003 and as a result N&P Alliance became a related party. Subsequently the investment was sold in 2003, at a sales price determined by an expert valuation to be fair value. The impact of the transactions on the combined financial statements was as follows:

Year	Transaction

2002	Loan receivable	50,195
	Impairment	(15,059)

	Receivable, net	35,136
	Translation difference	6,120

2003	Investment, net	41,256
	Proceeds	27,792

	Loss on sale	(13,464)
	Settlement of residual receivable	26

3.22    Minority interests

VILJA has a 73.09% interest in CET 21. Because the minority investors have not committed to provide financial support to CET 21, TV NOVA recorded the losses applicable to the minority once they exceeded the minority's interest in the capital of CET 21. Accordingly, the minority interest was reduced to zero at December 31, 2003. In 2004, the minority interest represents the minority investors' share of the net income of CET 21.

3.23    Related party transactions

All related parties mentioned below have the same ultimate parent company as TV NOVA.

Rendering services, sale of goods, property and other assets

	Nature	2004	2003

Beckmann s.r.o.	Spot sales	n/a	6,477
MAC TV s.r.o.	Services	542	1,422
Slovenska produkcna, a.s.	Services	-	16
Ceska pojistovna, a.s.	Services	14	140
BBG Finance, a.s.	Services	n/a	79
MEF-Consulting, a.s.	Services	n/a	12
Home Credit Finance a.s.	Services	5	47
CTNS	Services	53	-
Ceska produkcni invest, a.s.	Interest, services	157	125
Alphaduct, a.s.	Interest	n/a	39
PPF (Cyprus) Ltd.	Interest	124	589
CAMCO a.s.	Sale of receivables	1,191	-

Total		2,086	8,946

Receiving services, purchases of goods, property and other assets

	Nature	2004	2003

PPF Media B.V.	Mediation	6,158	92,992
CTNS	Mediation, services	450	2,891
CTNS	Trade marks	425	-
MEF Consulting, a.s.	Services	n/a	706
EURONEWS, a.s.	Services	311	55
PPF a.s.	Services	1,580	1,121
Ceska pojistovna, a.s.	Services	26	2,776
CP Leasing, a.s.	Services	18	60
Alphaduct, a.s.	Services	n/a	37
ANSER AUREUS, a.s.	Services	n/a	70
MEFISTO SOFTWARE, a.s.	Services	n/a	233
PPF Consulting a.s.	Services	19	-
eBanka, a.s.	Services, interest	353	1,081
PPF banka a.s. (former Prvni mestska banka, a.s.)	Interest	229	397

Total		9,569	102,419

Receivables from operating activities, other receivables and loans

	Classification	Nature	Dec. 31, 2004	Dec. 31, 2003

MAC TV s.r.o.	Related party	Trade	417	2,754
Allowance for doubtful debts	Related party		-	(2,650)
Slovenska produkcna, a.s.	Related party	Trade	3	17
Allowance for doubtful debts	Related party		-	(6)
MAG MEDIA, a.s. (Slovakia)	Related party	Loan	-	229
Ceska produkcni invest, a.s.	Related party	Loan	6,044	8,623
Allowance for doubtful debts	Related party		(5,287)	(2,599)
Home Credit Finance a.s.	Related party	Trade	-	28
Ceska pojistovna, a.s.	Related party	Trade	-	101
MEF MEDIA, a.s.	Related party	Trade	-	28
Racie a.s.	Related party	Trade	-	45
Allowance for doubtful debts	Related party		-	(45)
PPF (Cyprus) Ltd.	Related party	Other	-	24,242

Total			1,177	30,767

Liabilities from operating activities, other liabilities and loans

	Classification	Nature	Dec. 31, 2004	Dec. 31, 2003

PPF Media B.V.	Other L-T liabilities	Mediation	53,806	101,645
CTNS	Other L-T liabilities	Mediation	1,107	3,118
CTNS	Accounts payable	Trade	9	40
PPF a.s.	Accounts payable	Trade	119	167
Ceska pojistovna, a.s.	Accounts payable	Trade	-	1,519
EURONEWS, a.s.	Accounts payable	Trade	10	73
Temposervis, a.s.	Accounts payable	Trade	-	19
ANSER AUREUS, a.s.	Accounts payable	Trade	n/a	14
MEF Consulting, a.s.	Accounts payable	Trade	n/a	133
MEF Media, a.s.	Accounts payable	Trade	-	90
EDIKON, a.s.	Accounts payable	Trade	-	78
MAG MEDIA, a.s.	Accounts payable	Subscribed capital	-	152
CP Leasing, a.s.	Other L-T liabilities	Other	995	1,352
PPF Consulting a.s.	Accounts payable	Trade	12	-
PPF banka a.s. (former Prvni mestska banka, a.s.)	Long-term debt	Bank loan	8,495	13,592
eBanka, a.s.	Long-term debt	Bank loan	-	3,703

Total			64,553	125,695

All transactions with related parties were at fair market prices.

3.24    TV NOVA purchase by CME

On December 13, 2004 PPF and CME announced that they entered into a Framework agreement providing for the purchase CME of 85% of PPF's interest in TV NOVA. The transaction is expected to close in the first half of 2005.

3.25    Subsequent events

Mr. Krsak as a minority owner of CET 21 filed an action against 25 individuals and legal entities including PPF, VILJA and CP 2000 at the Municipal Court in Prague on January 25, 2005. Mr. Krsak demanded compensation of USD 53,655 thousand should be paid to him, and compensation of USD 330,874 thousand should be paid to CET 21 for alleged damage which CET 21 suffered under the leadership of the current majority owner in the years 2000-2004. Based on a legal counsels' opinion, management believes the likelihood of a future exposure is remote. Consequently, no provision in connection with these disputes is recognized in the combined financial statements.

Approved by Boards of Directors of Ceska produkcni 2000, a.s. and VILJA a.s. on March 2, 2005:

/s/ PETR DVORAK Petr Dvorak For and on behalf of Boards of Directors of Ceska produkcni 2000, a.s. and VILJA a.s.
/s/ JIRI SMEJC Jiri Smejc For and on behalf of Boards of Directors of Ceska produkcni 2000, a.s. and VILJA a.s.

[Graphic showing maps of Poland, Belarus, Czech Republic, Slovenia, Croatia, Ukraine and Romania, Moldova, Hungary, Bosnia and Herzegovina, Yugoslavia, Bulgaria, Macedonia and Greece, with the Czech Republic, Slovak Republic, Slovenia, Croatia, Ukraine and Romania highlighted in dark blue. CME logo appears below and to the left of maps, with the caption "Celebrating 10 years in Eastern Europe". Above and below the maps are screen shots taken from CME affiliate channels]

4,700,000 Shares

Class A Common Stock

Prospectus

JPMorgan	Lehman Brothers	ING
ThinkEquity Partners LLC

April 28, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common share.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.